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82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Atrium Biotechnologies

*CURRENT ADDRESS 1405 Parc-Technologique Blvd
Quebec, Quebec G1P 4P5
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

FILE NO. 82- 35044 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY:

DAT : 12/11/06

ANNEX B

List of Information made public, filed or distributed by the Company since January 1, 2006

TYPE OF DOCUMENT MADE PUBLIC, FILED OR DISTRIBUTED	DATE OF DOCUMENT / FILING DATE	FILED WITH	TAB
1. Press Releases regarding material changes in the Company's affairs			**1**
News release	Oct. 18, 2006	Provincial securities regulatory authorities	1A
News release	Oct. 10, 2006 / Oct. 11, 2006	Provincial securities regulatory authorities	1B
News release	Sep. 19, 2006	Provincial securities regulatory authorities	1C
News release	Sep. 11, 2006	Provincial securities regulatory authorities	1D
News release	May 2, 2006	Provincial securities regulatory authorities	1E
News release	May 2, 2006	Provincial securities regulatory authorities	1F
News release	Mar. 15, 2006	Provincial securities regulatory authorities	1G
News release	Feb. 28, 2006	Provincial securities regulatory authorities	1H
News release	Feb. 23, 2006	Provincial securities regulatory authorities	1I
2. Material Change Reports			**2**
Material change report	Oct. 18, 2006	Provincial securities regulatory authorities	2
3. Business Acquisition Reports			**3**
Business Acquisition report	Feb. 21, 2006 / Feb. 22, 2006	Provincial securities regulatory authorities	3

TYPE OF DOCUMENT MADE PUBLIC, FILED OR DISTRIBUTED	DATE OF DOCUMENT / FILING DATE	FILED WITH	TAB
4. Annual Report which includes Annual Financial Statements, a report of the Company's activities over past fiscal year, and annual management's discussion and analysis			**4**
Annual report	Feb. 27, 2006 / Mar. 30, 2006	Provincial securities regulatory authorities	4A
Certification of annual filings by CEO (Form 52-109F1)	Mar. 30, 2006	Provincial securities regulatory authorities	4B
Certification of annual filings by CFO (Form 52-109F1)	Mar. 30, 2006	Provincial securities regulatory authorities	4C
5. Annual Information Form (AIF)			**5**
Annual information form	Mar. 30, 2006	Provincial securities regulatory authorities	5
6. Notice of Meetings, Management Proxy and Information Circulars, Forms of Proxy, etc.			**6**
Form of proxy	Mar. 30, 2006	Provincial securities regulatory authorities	6A
Management proxy and information circular	Mar. 10, 2006 / Mar. 30, 2006	Provincial securities regulatory authorities	6B
Notice of meeting	Mar. 10, 2006 / Mar. 30, 2006	Provincial securities regulatory authorities	6C
Notice of the meeting and record date	Feb. 9, 2006	Provincial securities regulatory authorities	6D
7. Voting Results from Meeting			**7**
Report of voting results	May 3, 2006 / May, 4 2006	Provincial securities regulatory authorities	7
8. Interim Financial Statements and MD&A (Quarterly Report)			**8**
MD&A – (Period ending June 30, 2006)	Aug. 10, 2006 / Aug. 11, 2006	Provincial securities regulatory authorities	8A
Interim financial statements – (Period ending June 30, 2006)	Aug. 11, 2006	Provincial securities regulatory authorities	8B

TYPE OF DOCUMENT MADE PUBLIC, FILED OR DISTRIBUTED	DATE OF DOCUMENT / FILING DATE	FILED WITH	TAB
Certification of interim filings by CEO (Form 52-109F2) – (Period ending June 30, 2006)	Aug. 10, 2006 / Aug. 11, 2006	Provincial securities regulatory authorities	8C
Certification of interim filings by CFO (Form 52-109F2) – (Period ending June 30, 2006)	Aug. 10, 2006 / Aug. 11, 2006	Provincial securities regulatory authorities	8D
MD&A – (Period ending March 31, 2006)	May 1, 2006 / May 2, 2006	Provincial securities regulatory authorities	8E
Interim financial statements – (Period ending March 31, 2006)	May 2, 2006	Provincial securities regulatory authorities	8F
Certification of interim filings by CEO (Form 52-109F2) – (Period ending March 31, 2006)	May 1, 2006 / May 2, 2006	Provincial securities regulatory authorities	8G
Certification of interim filings by CFO (Form 52-109F2) – (Period ending March 31, 2006)	May 1, 2006 / May 2, 2006	Provincial securities regulatory authorities	8H
9. Additional Documents sent to all the Securityholders			**9**
No document of this type was filed since January 1, 2006			9
10. Articles of Amendment, Restated Articles of Incorporation and Articles of Amalgamation			**10**
No document of this type was filed since January 1, 2006			10
11. By-laws and all amendments thereto			**11**
No document of this type was filed since January 1, 2006			11
12. Securityholder or voting trust agreements			**12**
No document of this type was filed since January 1, 2006			12
13. Securityholder rights plans and other similar plans			**13**
No document of this type was filed since January 1, 2006			13

TYPE OF DOCUMENT MADE PUBLIC, FILED OR DISTRIBUTED	DATE OF DOCUMENT / FILING DATE	FILED WITH	TAB
14. Other contracts of the issuer or a subsidiary of the issuer materially affecting the rights or obligations of its securityholders generally			**14**
No document of this type was filed since January 1, 2006			14
15. Other Material Contracts			**15**
Stock Purchase Agreement	Dec. 8, 2005 / Mar, 30. 2006	Provincial securities regulatory authorities	15
16. Code of conduct (Code of Ethics)			**16**
Code of conduct (Code of Ethics)	Jan. 13, 2006 / Mar. 30, 2006	Provincial securities regulatory authorities	16
17. Annual Return			**17**
Federal annual return (French – Brief description in English attached)	N/A	Industry Canada / Corporations Canada	17A
Quebec annual return (French – Brief description in English attached)	Nov. 11, 2005 / Mar. 1, 2006	Enterprise Registrar	17B
18. Notices regarding changes of directors and officers and registered office			**18**
Changes regarding directors Federal notice	Apr. 3, 2006	Industry Canada / Corporations Canada	18A
Changes regarding directors Quebec notice (French – Brief description in English attached)	Apr. 3, 2006 / Apr. 21, 2006	Enterprise Registrar	18B
19. Stock option plans and any material amendments thereto			**19**
No document of this type was filed since January 1, 2006			19
20. Material contracts referred to in prospectus filings			**20**
No document of this type was filed since January 1, 2006			20
21. Material contracts referred to in Annual Information Form			**21**



TYPE OF DOCUMENT MADE PUBLIC, FILED OR DISTRIBUTED	DATE OF DOCUMENT / FILING DATE	FILED WITH	TAB
No document of this type was filed since January 1, 2006			21
22. Notices and reports sent to security holders generally			**22**
No document of this type was filed since January 1, 2006			22
23. Other material documents not required to be sent to securityholders but made public			**23**
Short form prospectus	Sep. 28, 2006	Provincial securities regulatory authorities	23



PRESS RELEASE
FOR IMMEDIATE RELEASE

Atrium Completes C$62 Million Bought Deal Secondary Offering

This release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or for dissemination in the United States

Quebec, Canada, October 18, 2006 – Atrium Biotechnologies Inc. ("Atrium" or "the Company", TSX: ATB) today completed its previously-announced "bought deal" secondary offering of 3,930,000 subordinate voting shares at a price of C$15.80 per share, for total proceeds to the selling shareholders of C$62 million.

Of the 3,930,000 shares, 3,485,000 shares were sold by Æterna Zentaris Inc. (TSX: AEZ; NASDAQ: AEZS), Atrium's principal shareholder. The balance of 445,000 shares were sold by six senior officers of Atrium, following the exercise by them of certain of their stock options, for proceeds to Atrium of approximately C$1.4 million. Luc Dupont, the President and Chief Executive Officer of Atrium, was not among the selling senior officers.

The 3,930,000 subordinate voting shares were sold to a syndicate of underwriters led by RBC Capital Markets, and including National Bank Financial Inc., GMP Securities L.P., Desjardins Securities Inc., HSBC Securities (Canada) Inc., Canaccord Capital Corporation and Dundee Securities Corporation.

Upon the closing of the offering, Atrium's 11,052,996 remaining multiple voting shares were automatically converted into subordinate voting shares on a one-for-one basis, in accordance with Atrium's articles. All of the multiple voting shares were owned by Aeterna Zentaris. Atrium does not have any multiple voting shares outstanding, and will not issue any in the future.

As a result of the offering, there are 30,592,947 subordinate voting shares of Atrium issued and outstanding. Of these, Aeterna Zentaris owns 11,052,996 subordinate voting shares, representing approximately 36% of all shares outstanding.

Æterna Zentaris has previously announced that prior to the end of 2006, it intends, subject to receiving regulatory and other approvals, to distribute all of its remaining 11,052,996 subordinate voting shares of Atrium to its shareholders.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The subordinate voting shares have not been registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered or sold within the United States.

About Atrium

Atrium Biotechnologies Inc. is a leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries. Atrium focuses primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 40 countries, primarily in North America, Europe and Asia. Atrium has 500 employees and operates three manufacturing facilities. Additional information about Atrium is available on its Web site at www.atrium-bio.com.

Cautionary Note and Forward-Looking Statements

This press release contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable, but cautions the reader that these assumptions regarding future events, many of which are beyond its control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company. For additional information with respect to these and other factors, see the Company's quarterly and annual filings with the Canadian securities commissions. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Contacts:

Investor Relations:
John Dempsey
Vice President, Finance and Chief Financial Officer
(418) 652-1116 ext. 287
jdempsey@atrium-bio.com

Media Relations:
Frédéric Tremblay
HKDP
(514) 395-0375 ext. 234
ftremblay@hkdp.qc.ca


ATRIUM
BIOTECHNOLOGIES

PRESS RELEASE
FOR IMMEDIATE RELEASE

Delay in Closing of Atrium Secondary Offering

This release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or for dissemination in the United States

Quebec, Canada, October 10, 2006 – Atrium Biotechnologies Inc. ("Atrium" or "the Company", TSX: ATB) announces that the closing of its previously-announced "bought deal" secondary offering of 3,930,000 subordinate voting shares, originally scheduled for October 10, 2006, has been delayed pending the receipt of one consent letter from the former auditors of HVL Parent Incorporated, acquired by Atrium in December 2005, relating to the financial statements of HVL Parent Incorporated for its fiscal year ended September 30, 2005. The closing is expected to take place within the next week, subject to the rights of the underwriters under the terms of their agreement with Atrium and the selling security holders.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The subordinate voting shares have not been registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered or sold within the United States.

About Atrium
Atrium Biotechnologies Inc. is a leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries. Atrium focuses primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 40 countries, primarily in North America, Europe and Asia. Atrium has 500 employees and operates three manufacturing facilities. Additional information about Atrium is available on its Web site at www.atrium-bio.com.

Cautionary Note and Forward-Looking Statements

This press release contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable, but cautions the reader that these assumptions regarding future events, many of which are beyond its control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company. For additional information with respect to these and other factors, see the Company's quarterly and annual filings with the Canadian securities commissions. The Company

disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Contacts:

Investor Relations:
John Dempsey
Vice President, Finance and Chief Financial Officer
(418) 652-1116 ext. 287
jdempsey@atrium-bio.com

Media Relations:
Frédéric Tremblay
HKDP
(514) 395-0375 ext. 234
ftremblay@hkdp.qc.ca



ATRIUM
BIOTECHNOLOGIES

PRESS RELEASE
FOR IMMEDIATE RELEASE

Atrium Announces Bought Deal - Secondary Offering by Æterna Zentaris

- ***Æterna Zentaris intends to complete the spin-off of Atrium by the end of 2006***
- ***Multiple voting share structure to be eliminated***

This release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or for dissemination in the United States

Quebec, Canada, September 19, 2006 – Atrium Biotechnologies Inc. ("Atrium" or "the Company", TSX: ATB) announces that Atrium and its principal shareholder Æterna Zentaris Inc. ("Æterna Zentaris", TSX: AEZ; NASDAQ: AEZS) have entered into an agreement with RBC Capital Markets for the purchase on a bought-deal basis from Æterna Zentaris of 3,485,000 subordinate voting shares at a price of Cdn$15.80 per share, for gross proceeds to Æterna Zentaris of Cdn$55 million. Æterna Zentaris announced today that following the closing of the offering and prior to the end of 2006, it intends, subject to receiving regulatory approvals, to distribute its remaining interest in Atrium representing 11,052,996 subordinate voting shares to its shareholders.

As part of the offering, six senior officers of Atrium will exercise stock options and have agreed with RBC Capital Markets to sell 445,000 subordinate voting shares on a bought-deal basis at a price of Cdn$15.80 per share. The stock options to be exercised represent approximately one-third of the total number of stock options held by the six senior officers and the subordinate voting shares to be sold by them represent approximately 1.5% of Atrium's outstanding shares. Atrium will receive US$1.2 million upon the exercise of the stock options. Luc Dupont, the President and Chief Executive Officer of Atrium, is not among the selling senior officers.

The bought deal is for a total of 3,930,000 subordinate voting shares with 3,485,000 subordinate voting shares being sold by Æterna Zentaris and an aggregate of 445,000 subordinate voting shares being sold by the six senior officers of Atrium.

"This transaction addresses our dual class share structure, the liquidity of our shares and the intentions of our controlling shareholder. In addition, it will allow Atrium to have a wider following and to meet the investment criteria of numerous institutional shareholders," said Luc Dupont, President and Chief Executive Officer of Atrium.

Prior to the closing of the offering, Æterna Zentaris will convert 2,947,004 of its multiple voting shares of Atrium into an equal number of subordinate voting shares to be sold by it in the offering along with 537,996 subordinate voting shares currently held by Æterna Zentaris. Upon the closing of the offering, Atrium's remaining multiple voting shares will automatically be converted into subordinate voting shares on a one-for-one basis in accordance with Atrium's articles. Thereafter, Atrium will not have outstanding, and will not issue, any multiple voting shares.

After the offering, there will be 30,569,947 subordinate voting shares issued and outstanding, of which 11,052,996 shares (representing approximately 36% of all issued and outstanding shares) will be owned by Æterna Zentaris.

Closing of the offering is expected to occur on or about October 10, 2006 and is subject to certain conditions, including the approval of the Canadian securities regulatory authorities.

A preliminary short form prospectus will be filed by Atrium in all provinces of Canada by September 25, 2006.

On September 15, 2005, Atrium, together with Æterna Zentaris, established a tax-loss monetization program as part of a tax-loss consolidation strategy. The program will terminate in the event that Æterna Zentaris is no longer the controlling shareholder of Atrium. Therefore, as of the closing date of this secondary offering, the tax loss monetization program will terminate. This program allowed Atrium to save approximately US$2.9 million annually.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The subordinate voting shares have not been registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered or sold within the United States.

About Atrium

Atrium Biotechnologies Inc. is a leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries. Atrium focuses primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 40 countries, primarily in North America, Europe and Asia. Atrium has 500 employees and operates three manufacturing facilities. Additional information about Atrium is available on its Web site at www.atrium-bio.com.

Cautionary Note and Forward-Looking Statements

This press release contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable, but cautions the reader that these assumptions regarding future events, many of which are beyond its control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company. For additional information with respect to these and other factors, see the Company's quarterly and annual filings with the Canadian securities commissions. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Contacts:

Investor Relations:
John Dempsey
Vice President, Finance and Chief Financial Officer
(418) 652-1116 ext. 287
jdempsey@atrium-bio.com

Media Relations:
Frédéric Tremblay
HKDP
(514) 395-0375 ext. 234
ftremblay@hkdp.qc.ca



ATRIUM
BIOTECHNOLOGIES

PRESS RELEASE
FOR IMMEDIATE RELEASE

ATRIUM ACQUIRES DOUGLAS LABORATORIES CANADA

All amounts are in U.S. dollars unless otherwise mentioned

Quebec (Canada), September 11, 2006 – Atrium Biotechnologies Inc. ("Atrium" or "the Company," TSX: ATB) is pleased to announce the acquisition, effective today, of the assets of London, Ontario based Douglas Laboratories Canada ("DL Canada"). DL Canada has been marketing Douglas Laboratories products in Canada since 2000 and has current annual revenues of approximately $5 million.

"This acquisition provides Atrium with a platform to develop the Canadian healthcare professional market not only for the Douglas Laboratories brand but also for the Pure Encapsulations brand which is not currently being sold in Canada. This acquisition further reinforces our current leadership position in North America and marks another step in our strategy to control access to markets and build solid organic growth for our brands," stated Richard Bordeleau, President of Atrium's Health & Nutrition Division.

In addition, Atrium will be able to benefit from the expertise and support of DL Canada's current management and staff who are staying on to ensure the successful integration and to sustain its growth. Their operational and marketing expertise, as well as their excellent knowledge of the Canadian nutritional supplement market will be a valuable asset to Atrium.

"Our company has been focused on growing the Douglas Laboratories' business in Canada. We are convinced that under Atrium's leadership we will accelerate our growth and we are very optimistic about the future especially with the synergies created by combining our companies", concluded Dr. Victoria Coleman-Kay, President of DL Canada.

About Douglas Laboratories Canada

Douglas Laboratories Canada has been marketing Douglas Laboratories products in the Canadian healthcare professional market since 2000. DL Canada directly markets some 100 products to approximately 1000 Canadian healthcare practitioners, such as chiropractors, naturopaths, nutritionists and osteopaths.

About Atrium

Atrium Biotechnologies Inc. is a leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries. Atrium focuses primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 40 countries, primarily in North America, Europe and Asia. Atrium has 500 employees and operates three manufacturing facilities. Additional information about Atrium is available on its Web site at www.atrium-bio.com.

Cautionary Note and Forward-Looking Statements

This press release contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable, but cautions the reader that these assumptions regarding future events, many of which are beyond its control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company. For additional information with respect to these and other factors, see the Prospectus for our Initial Public Offering (Management Discussion and Analysis) filed with Canadian securities commissions. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

-30-

Source: Atrium Biotechnologies Inc.

Investor Relations:
John Dempsey
Vice President, Finance and Chief Financial Officer
(418) 652-1116 ext. 287
jdempsey@atrium-bio.com

Media Relations:
Frédéric Tremblay
HKDP
(514) 395-0375 ext. 234
ftremblay@hkdp.qc.ca



PRESS RELEASE

FOR IMMEDIATE RELEASE

Atrium Continues its Growth with 58% Increase in Revenues and 112% Increase in Net Earnings for First Quarter 2006

All amounts are in U.S. dollars

Quebec City, Canada, May 2, 2006 – Atrium Biotechnologies Inc. (TSX: ATB.sv) today announced that it had revenues of US$76 million for the quarter ended March 31, 2006, up 58% from US$48 million for the corresponding quarter in 2005. Earnings before interest, taxes, depreciation and amortization (EBITDA) for the first quarter 2006 were US$11.4 million, up 71% from US$6.6 million for the same period last year. Net earnings increased 112% to US$6.9 million for the quarter ended March 31, 2006, compared to US$3.3 million for the same quarter last year.

"We are very pleased with these results as they reflect the organic growth from our two divisions combined with our eighth strategic and accretive acquisition. The contribution of all of our acquired entities is included for the first time for a full quarter," said Luc Dupont, President and Chief Executive Officer of Atrium.

Earnings per share were US$0.23 per share for the first quarter 2006 compared to US$0.14 per share for the same period last year. The significant increase in net earnings allowed the Company to increase earnings per share even though the weighted average number of shares outstanding increased to 30.0 million during the first quarter 2006 compared to 23.8 million during the first quarter 2005. The increase in shares outstanding is mainly due to the issuance of shares for the initial public offering completed on April 6, 2005, the issuance of shares related to the Douglas Laboratories acquisition and the acquisition of the minority interest in its subsidiary Unipex.

Cash flows from operations (before changes in non-cash working capital items) for the first quarter 2006 were US$8.1 million, up 56% from US$5.1 million for the same period last year. On November 8, 2005, the Company modified its existing US$65 million revolving credit facility to increase the authorized amount to US$107 million with the flexibility to increase it up to US$171 million. As of March 31, 2006, US$93 million was drawn under the existing facility.

"The increase in the EBITDA margin from 10.0% in the fourth quarter 2005 to 14.9% this quarter clearly demonstrates that our operations are focused on increasing profitability throughout the Company and that we are starting to generate more and more synergies," added John Dempsey, Vice President, Finance and Chief Financial Officer.

Active Ingredients & Specialty Chemicals Division

Revenues from the Active Ingredients & Specialty Chemicals Division were US$48.1 million for the first quarter 2006, representing an increase of 18.1% over revenues of US$40.7 million for the same period in 2005. EBITDA was US$4.1 million for the quarter ended March 31, 2006, representing an increase of 4.7% over 2005 EBITDA of US$3.9 million. This increase is attributable essentially to an increased contribution from proprietary products, organic growth and the acquisition of MultiChem in January 2005.

Health & Nutrition Division

Revenues from the Health & Nutrition Division were US$27.9 million for the quarter ended March 31, 2006, representing an increase of 276.4% over revenues of US$7.4 million for the same period last year. EBITDA was US$7.3 million for the quarter ended March 31, 2006 representing an increase of 165.9% over the same period last year where the EBITDA was US$2.7 million. Most of this increase came from the acquisition of Douglas Laboratories in December 2005, as well as from organic growth.

Financial Results Reported in U.S. Dollars

Effective with the fourth quarter 2005, the Company changed its reporting currency from Canadian dollars to U.S. dollars. The financial statements will more accurately reflect the Company's true operating results and financial position since a majority of Atrium's business is conducted in U.S. dollars.

About Atrium

Atrium Biotechnologies Inc. is a leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries. Atrium focuses primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 40 countries, primarily in North America, Europe and Asia. Atrium has close to 500 employees and operates three manufacturing facilities. Additional information about Atrium is available on its Web site at www.atrium-bio.com.

Conference Call and Webcast

Atrium will hold its quarterly conference call and webcast to discuss its First Quarter 2006 on May 2, 2006 at 2:00 p.m. Eastern time. Participants may access the call by using the following numbers: 416-644-3427, 514-807-8791 or 1-866-250-4910. A live webcast is also available via the Company's website at www.atrium-bio.com in the "Investors" section. A replay of the webcast will also be available on our website for a period of 30 days.

Caution Regarding Non-GAAP Measures

This press release is based on reported earnings in accordance with Canadian generally accepted accounting principles (GAAP). It is also based on earnings before interest, income taxes, depreciation and amortization (EBITDA). This measure is directly derived from the Consolidated Financial Statements for the year ended December 31, 2005 but does not have a standardized meaning prescribed by GAAP; therefore, other issuers using these terms may calculate them differently. Management believes that a significant portion of the users of its Consolidated Financial Statements for the year ended December 31, 2005 and MD&A analyze the Company's results based on these performance measures.

Cautionary Note and Forward-Looking Statements

This press release contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable, but cautions the reader that these assumptions regarding future events, many of which are beyond its control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company. For additional information with respect to these and other factors, see the Prospectus for our Initial Public Offering (Management Discussion and Analysis) filed with Canadian securities commissions. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

-30-

Contacts:

Investor Relations:
John Dempsey
Vice President, Finance and Chief Financial Officer
(418) 652-1116 ext. 287
jdempsey@atrium-bio.com

Media Relations:
Frédéric Tremblay
HKDP
(514) 395-0375 ext. 234
ftremblay@hkdp.qc.ca

Attachment: Financial summary

Atrium Biotechnologies Inc.
Summary of Consolidated Financial Statements
(in millions of US dollars except per share amounts)

Consolidated Results for the 3-month periods ended March 31

	2006 (unaudited)	2005 (unaudited)	Change
Revenues	76.0	48.2	57.9%
Gross Margin [1]	21.5	13.3	61.1%
	28.2%	*27.7%*	
EBITDA [2]	11.4	6.6	71.1%
	14.9%	*13.8%*	
Net Earnings	6.9	3.3	111.5%
Net earnings per share			
Basic	0.23	0.14	
Diluted	0.21	0.12	
Cash flow from operating activities before changes in non-cash operating working capital items	8.1	5.1	56.4%

Consolidated Results for the 3-month periods ended March 31

	2006 (unaudited)	2005 (unaudited)	Change
Active Ingredients & Speciality Chemicals			
Revenues	48.1	40.7	18.1%
EBITDA [2]	4.1	3.9	4.7%
	8.5%	*9.6%*	
Health & Nutrition			
Revenues	27.9	7.4	276.4%
EBITDA [2]	7.3	2.7	165.9%
	26.1%	*36.9%*	

Atrium Biotechnologies Inc.
Summary of Consolidated Financial Statements
(in millions of US dollars except per share amounts)

Consolidated Balance Sheet

	As at Mar. 31, 2006 (unaudited)	**As at Dec. 31, 2005 (audited)**
Cash and Cash Equivalents and Short-term Investments	15.9	17.8
Current assets	109.6	109.3
Goodwill	109.6	109.0
Intangible assets and deferred charges	69.1	69.7
Total assets	298.2	298.2
Total debt	104.6	105.9
Shareholders' equity	132.2	124.4

(1) Gross margin means sales less cost of goods sold; cost of goods sold does not include depreciation of production equipment.

(2) EBITDA means earnings before interest, income taxes, depreciation and amortization.


ATRIUM
BIOTECHNOLOGIES

PRESS RELEASE
FOR IMMEDIATE RELEASE

ATRIUM ACQUIRES AMISOL

All amounts are in U.S. dollars unless otherwise mentioned

Quebec (Canada), May 2, 2006 – Atrium Biotechnologies Inc. ("Atrium" or "the Company," TSX: ATB.sv) is pleased to announce the acquisition, effective today, of the assets of Toronto-based Amisol Company Ltd. ("Amisol"). Amisol has been marketing mainly personal care products since 1974 and has current annual revenues of approximately $10 million.

"This acquisition allows Atrium to position itself as one of the leading suppliers in Canada of personal care products. Moreover, this acquisition marks another step in our Active Ingredients & Speciality Chemicals Division's growth strategy aimed at better positioning our subsidiary MultiChem," stated Charles Boulanger, President of Atrium's Active Ingredients & Speciality Chemicals Division.

Under the agreement, Atrium acquires through its subsidiary MultiChem, the assets of Amisol for an amount of about $6 million representing approximately six (6) times the adjusted EBITDA generated by Amisol. This amount is paid in cash and comes from Atrium's cash on hand and credit facility. The transaction is immediately accretive.

In addition, Atrium will be able to benefit from the expertise and support of Amisol's current management who are staying on to ensure the successful integration and to sustain its growth. Their operational and marketing expertise, as well as their excellent knowledge of the Canadian personal care market will be a valuable asset to Atrium.

"Our company has been in operation since 1974 and we are convinced that Amisol will continue to prosper under Atrium's leadership. Atrium and the professional team of Amisol are both driven by a solid entrepreneurial culture based on innovation and the marketing of quality products. We are very optimistic about the future especially with the synergies created by combining our companies", concluded Wayne Jones, President of Amisol.

About Atrium

Atrium Biotechnologies Inc. is a leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries. Atrium focuses primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 40 countries, primarily in North America, Europe and Asia. Atrium has 500 employees and operates three manufacturing facilities. Additional information about Atrium is available on its Web site at www.atrium-bio.com.

Conference Call and Webcast

Atrium will hold its quarterly conference call and webcast to discuss its First Quarter 2006 on May 2, 2006 at 2:00 p.m. Eastern time. Participants may access the call by using the following numbers: 416-644-3427, 514-807-8791 or 1-866-250-4910. A live webcast is also available via the Company's website at www.atrium-bio.com in the "Investors" section. A replay of the webcast will also be available on our website for a period of 30 days.

Cautionary Note and Forward-Looking Statements

This press release contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable, but cautions the reader that these assumptions regarding future events, many of which are beyond its control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company. For additional information with respect to these and other factors, see the Prospectus for our Initial Public Offering (Management Discussion and Analysis) filed with Canadian securities commissions. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

-30-

Source: Atrium Biotechnologies Inc.

Investor Relations:
John Dempsey
Vice President, Finance and Chief Financial Officer
(418) 652-1116 ext. 287
jdempsey@atrium-bio.com

Media Relations:
Frédéric Tremblay
HKDP
(514) 395-0375 ext. 234
ftremblay@hkdp.qc.ca

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Atrium Files 2005 Audited Financial Statements and Appoints New Board Member

QUEBEC CITY, Canada, March 15 /CNW Telbec/ - Atrium Biotechnologies Inc. (TSX: ATB.sv) filed with Canadian securities regulators its full year 2005 management's discussion and analysis ("MD&A") and audited financial statements. Concurrent with the above mentioned filings, Atrium has also posted the quarterly income statements in US dollars for 2004 and 2005 as well as such full year 2005 MD&A and audited financial statements in the "Investor Relations" section its website at www.atrium-bio.com, under "Financial reports".

Board of Directors

Pierre Laurin, Chairman of the Board of Atrium, announced the appointment of Yves Julien to Atrium's Board. Mr. Julien has been a corporate financial consultant since 1999. He was former Managing Director at Merrill Lynch where he worked from 1981 to 1998. "We are delighted to be able to count on Mr. Julien's finance expertise and vast business experience to pursue our strategic plan", stated Pierre Laurin.

About Atrium

Atrium Biotechnologies Inc. is a leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries. Atrium focuses primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 40 countries, primarily in North America, Europe and Asia. Atrium has close to 500 employees and operates three manufacturing facilities. Additional information about Atrium is available on its Web site at www.atrium-bio.com.
%SEDAR: 00021793EF

/For further information: Investor Relations: John Dempsey, Vice President, Finance and Chief Financial Officer, (418) 652-1116, ext. 287, jdempsey(at)atrium-bio.com; Media Relations: Simon Poitras, HKDP, (418) 523-3352, ext. 239, spoitras(at)hkdp.qc.ca/
(ATB.SV.)

CO: ATRIUM BIOTECHNOLOGIES INC.

CNW 16:19e 15-MAR-06

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Atrium Continues its Growth with 47% Increase in Revenues and 42% Increase in Net Earnings for Fiscal 2005

All amounts are in U.S. dollars

QUEBEC CITY, Feb. 28 /CNW Telbec/ - Atrium Biotechnologies Inc. (TSX: ATB.sv) today announced that it had revenues of US$201 million for the year ended December 31, 2005, up 47% from US$136 million for the corresponding previous fiscal year. Earnings before interest, taxes, depreciation and amortization (EBITDA) for fiscal 2005 were US$25.2 million, up 21% from US$20.8 million for the same period last year. Net earnings increased 42% to US$14.3 million for the year ended December 31, 2005, compared to US$10.1 million for the same period last year.

"Fiscal 2005 was a very eventful year for Atrium with the acquisitions of MultiChem and Douglas Laboratories as well as the initial public offering in April 2005. Not only do we have excellent financial results, but we also have delivered our 2005 business plan which was to establish the Active Ingredients & Speciality Chemical Division in North America, to achieve the leadership position in the nutritional supplements market for healthcare professionals in North America and to access new sources of capital. We now have the financial capacity and strategic assets to grow Atrium to the next level in our high growth niche markets," said Luc Dupont, President and Chief Executive Officer of Atrium.

Earnings per share were US$0.51 per share for 2005 compared to US$0.44 per share for the same period last year. The significant increase in net earnings allowed the Company to increase earnings per share even though the weighted average number of shares outstanding increased to 27.8 million during fiscal 2005 compared to 22.8 million during fiscal 2004. The increase in shares outstanding is mainly due to the issuance of shares for the initial public offering completed on April 6, 2005, the issuance of shares related to the Douglas Laboratories acquisition and the acquisition of the minority interest in its subsidiary Unipex.

Cash flows from operations (before changes in non-cash working capital items) for the year 2005 were US$18.9 million, up 35% from US$14.0 million for the same period last year. On November 8, 2005, the Company modified its existing US$65 million revolving credit facility to increase the authorized amount to US$108 million with the flexibility to increase it up to US$172 million. As of December 31, 2005, US$94 million was drawn under the existing facility.

"Our increased cash flow generating capacity resulting from the recent acquisition of Douglas Laboratories along with our new credit facility, will allow the Company to continue its acquisition strategy in each of our divisions," added John Dempsey, Vice President, Finance and Chief Financial Officer.

Active Ingredients & Specialty Chemicals Division

Revenues from the Active Ingredients & Specialty Chemicals Division were US$168.0 million for the year ended December 31, 2005, representing an increase of 50.8% over revenues of US$111.4 million for the same period in 2004. EBITDA was US$13.3 million (or 7.9% of revenues) for the year ended December 31, 2005, representing an increase of 18.2% over 2004 EBITDA of US$11.2 million (or 10.1% of revenues). This increase is attributable essentially to newly-acquired MultiChem.

"The integration of MultiChem is proceeding according to our plan. We are now ready to implement our consolidation plan and proceed with acquisitions in order to be among the leaders in Canada just as we did in France with Unipex. We are now in a great position both in Europe and North America to continue unrolling our strategy to generate growth and become a global player in our segments," added Charles Boulanger, President - Active Ingredients & Specialty Chemicals.

Health & Nutrition Division

Revenues from the Health & Nutrition Division were US$32.9 million for the year ended December 31, 2005, representing an increase of 32.3% over revenues of US$24.8 million for the same period last year. EBITDA was US$11.9 million (or 36.4% of revenues) for the year ended December 31, 2005 representing an increase of 24.5% over the same period last year where the EBITDA was US$9.6 million (or 38.6% of revenues). Most of this increase came from the acquisitions of Pure Encapsulations in March 2004 and Douglas Laboratories in December 2005.

"The acquisition of Douglas Laboratories permits us to achieve a leadership position in the United States and North America. Together with Pure Encapsulations, we now have two strong brands recognized for their outstanding quality and efficacy. Douglas celebrated its 50th anniversary in 2005 while Pure enjoys close to 15 years of continuous growth. Today, with over 1,300 high quality products in our portfolio, access to more than 40,000 healthcare professionals and a strong team with seasoned management, we are well positioned to grow our market share and penetrate new markets through organic growth and acquisitions," said Richard Bordeleau, President - Health & Nutrition Division.

2005 Fourth Quarter Financial Results

For the three-month period ended December 31, 2005, revenues were US$58.4 million compared to US$35.5 million in 2004, representing a 65% increase. EBITDA increased 12% to US$5.8 million, compared to US$5.2 million for the same period in 2004. Net earnings for the fourth quarter 2005 increased 78% to US$4.0 million or US$0.14 per share, compared to US$2.3 million or US$0.10 per share for the same period in 2004. The weighted average number of shares outstanding was 29.4 million during the period compared to 23.4 million during the same period last year.

Financial Results Reported in U.S. Dollars

Effective with the fourth quarter 2005, the Company changed its reporting currency from Canadian dollars to U.S. dollars. The financial statements will more accurately reflect the Company's true operating results and financial position since a majority of Atrium's business is conducted in U.S. dollars.

About Atrium

Atrium Biotechnologies Inc. is a leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries. Atrium focuses primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 40 countries, primarily in North America, Europe and Asia. Atrium has close to 500 employees and operates three manufacturing facilities. Additional information about Atrium is available on its Web site at www.atrium-bio.com.

Conference Call and Webcast

Atrium will hold its quarterly conference call and webcast to discuss its Fourth Quarter and 2005 Annual results on February 28, 2006 at 10:00 a.m. Eastern time. Participants may access the call by using the following numbers: 416-640-4127, 514-807-8791 or 800-814-4859. A live webcast is also available via the Company's website at www.atrium-bio.com in the "Investors" section. A replay of the webcast will also be available on our website for a period of 30 days.

Caution Regarding Non-GAAP Measures

This press release is based on reported earnings in accordance with Canadian generally accepted accounting principles (GAAP). It is also based on earnings before interest, income taxes, depreciation and amortization (EBITDA). This measure is directly derived from the Consolidated Financial Statements for the year ended December 31, 2005 but does not have a standardized meaning prescribed by GAAP; therefore, other issuers using these terms may calculate them differently. Management believes that a significant portion of the users of its Consolidated Financial Statements for the year ended December 31, 2005 and MD&A analyze the Company's results based on these performance measures.

Cautionary Note and Forward-Looking Statements

This press release contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable, but cautions the reader that these assumptions regarding future events, many of which are beyond its control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company. For additional information with respect to these and other factors, see the Prospectus for our Initial Public Offering (Management Discussion and Analysis) filed with Canadian securities commissions. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

<<

Atrium Biotechnologies Inc.
Summary of Consolidated Financial Statements
(in millions of US dollars except per share amounts)

Consolidated Results for the year ended December 31

	2005 (unaudited)	2004 (audited)	Change
Revenues	200.9	136.2	47.4%
Gross Margin(1)	52.9	40.9	29.5%
	26.3%	30.0%	
EBITDA(2)	25.2	20.8	21.1%
	12.6%	15.3%	
Net Earnings	14.3	10.1	41.6%
Net earnings per share			
Basic	0.51	0.44	
Diluted	0.48	0.43	
Cash flow from operating activities before changes in non-cash operating working capital items	18.9	14.0	34.9%

Consolidated Results for the 3-month periods ended December 31

	2005 (unaudited)	2004 (audited)	Change

Revenues	58.4	35.5	64.5%
Gross Margin(1)	14.2	11.1	27.3%
	24.3%	31.4%	
EBITDA(2)	5.8	5.2	12.3%
	10.0%	14.7%	
Net Earnings	4.0	2.3	77.7%
Net earnings per share			
Basic	0.14	0.10	
Diluted	0.13	0.09	
Cash flow from operating activities before changes in non-cash operating working capital items	4.8	3.7	28.9%

Consolidated Results for the year ended December 31

	2005 (unaudited)	2004 (audited)	Change
Active Ingredients & Speciality Chemicals			
Revenues	168.0	111.4	50.8%
EBITDA(2)	13.3	11.2	18.2%
	7.9%	10.1%	
Health & Nutrition			
Revenues	32.9	24.8	32.3%
EBITDA(2)	11.9	9.6	24.5%
	36.4%	38.6%	

Consolidated Results for the 3-month periods ended December 31

	2005 (unaudited)	2004 (audited)	Change
Active Ingredients & Speciality Chemicals			
Revenues	47.4	28.0	69.4%
EBITDA(2)	2.6	2.3	17.3%
	5.6%	8.1%	
Health & Nutrition			
Revenues	11.0	7.5	46.4%
EBITDA(2)	3.2	2.9	8.5%
	29.0%	39.2%	

Consolidated Balance Sheet

	As at	As at

	Dec. 31, 2005 (unaudited)	Dec. 31, 2004 (audited)
Cash and Cash Equivalents and Short-term Investments	17.8	12.3
Current assets	109.3	57.5
Goodwill	109.0	61.7
Intangible assets and deferred charges	69.7	14.2
Total assets	298.2	138.9
Total debt	105.9	45.8
Non-controlling interest	-	5.6
Shareholders' equity	124.4	59.7

>>

(1) Gross margin means sales less cost of goods sold; cost of goods sold does not include depreciation of production equipment.

(2) EBITDA means earnings before interest, income taxes, depreciation and amortization.

%SEDAR: 00021793EF

/For further information: Investor Relations: John Dempsey, Vice President, Finance and Chief Financial Officer, (418) 652-1116, ext. 287, jdempsey(at)atrium-bio.com; Media Relations: Simon Poitras, HKDP, (418) 523-3352, ext. 239, spoitras(at)hkdp.qc.ca/

(ATB.SV.)

CO: ATRIUM BIOTECHNOLOGIES INC.

CNW 06:00e 28-FEB-06

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Atrium Announces 2005 Fourth Quarter and Annual Financial Results Conference Call and Webcast

QUEBEC CITY, Canada, Feb. 23 /CNW Telbec/ - Atrium Biotechnologies Inc. (TSX: ATB.sv) today announced that its quarterly conference call and webcast have been scheduled for Tuesday, February 28, 2006 at 10 a.m. Eastern time. The call will follow the press release of Atrium's 2005 fourth quarter and annual financial results issued earlier that same day. Participants may access the live webcast via the Company's website at www.atrium-bio.com in the "Investors" section, or by telephone using the following numbers: 416-640-4127, 514-807-8791 or 1-800-814-4859.

A replay of the webcast will also be available on our website at www.atrium-bio.com for a period of 30 days.

Please note that as of January 24, 2006, Atrium's Board of Directors approved the change in reporting its financial results and financial position in U.S. dollars.

About Atrium

Atrium Biotechnologies Inc. (TSX: ATB.sv) is a leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries. Atrium focuses primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 40 countries, primarily in North America, Europe and Asia.

Additional information about Atrium is available on its Web site at www.atrium-bio.com.

%SEDAR: 00021793EF

/For further information: Investor Relations: John Dempsey, Vice President, Finance and Chief Financial Officer, (418) 652-1116, ext. 287, jdempsey(at)atrium-bio.com; Media Relations: Simon Poitras, HKDP, (418) 523-3352, ext. 239, spoitras(at)hkdp.qc.ca/

(ATB.SV.)

CO: ATRIUM BIOTECHNOLOGIES INC.

CNW 16:15e 23-FEB-06

News release via CNW Telbec, Montreal 514-878-2520

Attention Business/Financial Editors:
Atrium to report future financial results in U.S. dollars

QUEBEC, Jan. 24 /CNW Telbec/ - Atrium Biotechnologies Inc. (TSX: ATB.sv) today announced that, as of the fourth quarter of fiscal year 2005, it will report its financial results and financial position in U.S. dollars. Accordingly, all of the Company's assets and liabilities outside the United States will be translated into U.S. dollars using the exchange rate in effect at the balance sheet date. Revenues and expenses will be translated at the average rate in effect during the period. Gains and losses will be included in cumulative translation adjustments account in the shareholders' equity. Finally, the functional currencies of the Company and each of its subsidiaries remain unchanged.

Following recent acquisitions, particularly Douglas Laboratories in the United States in late 2005, Atrium's Board of Directors approved the change in reporting currency in U.S. dollars since now, most of its activities are conducted in U.S. dollars. "Our U.S. dollar reporting currency ensures that our financial statements more accurately reflect the Company's true operating results and financial position," stated Luc Dupont, President and CEO of Atrium.

About Atrium

Atrium Biotechnologies Inc. is a leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries. Atrium focuses primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 35 countries, primarily in North America, Europe and Asia. Additional information about Atrium is available on its website at www.atrium-bio.com.

%SEDAR: 00021793EF

/For further information: Investor Relations: John Dempsey, Vice-President, Finance and Chief Financial Officer, (418) 652-1116, ext. 287, jdempsey(at)atrium-bio.com; Media Relations: Simon Poitras, HKDP, (418) 523-3352, ext. 239, spoitras(at)hkdp.qc.ca; Source: Atrium Biotechnologies Inc./

(ATB.SV.)

CO: ATRIUM BIOTECHNOLOGIES INC.

CNW 07:00e 24-JAN-06

RECEIVED
2006 NOV -2 P 12:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MATERIAL CHANGE REPORT

1. **Name and Address of Reporting Issuer**

Atrium Biotechnologies Inc. ("**Atrium**")
1405 du Parc-Technologique Blvd.
Quebec City, Québec
G1P 4P5

2. **Date of Material Change**

October 18, 2006.

3. **News Release**

Atrium issued a news release with respect to the material change on October 18, 2006.

4. **Summary of Material Change**

Atrium completed a "bought deal" secondary offering in an aggregate amount of approximately $62 million.

5. **Full Description of Material Change**

On October 18, 2006, Atrium completed its previously-announced "bought deal" secondary offering of an aggregate of 3,930,000 subordinate voting shares at a price of $15.80 per share, for total proceeds to the selling shareholders of approximately $62 million. None of the proceeds of the offering were received by Atrium.

Of the 3,930,000 subordinate voting shares, 3,485,000 subordinate voting shares were sold by Æterna Zentaris Inc., Atrium's principal shareholder. The balance of 445,000 subordinate voting shares were sold by six senior officers of Atrium, following the exercise by them of certain of their stock options. Atrium received $1.4 million upon the exercise by the senior officers of the stock options. Luc Dupont, the President and Chief Executive Officer of Atrium, was not among the selling senior officers.

The 3,930,000 subordinate voting shares were sold to a syndicate of underwriters led by RBC Capital Markets, and including National Bank Financial Inc., GMP Securities L.P., Desjardins Securities Inc., HSBC Securities (Canada) Inc., Canaccord Capital Corporation and Dundee Securities Corporation.

Upon the closing of the offering, Atrium's 11,052,996 remaining multiple voting shares were automatically converted into subordinate voting shares on a one-for-one basis, in accordance with Atrium's articles. All of the multiple voting shares were owned by Æterna Zentaris Inc. Atrium does not have outstanding, and will not in future issue, any multiple voting shares.

As a result of the offering, there are 30,592,947 subordinate voting shares of Atrium issued and outstanding. Of these, Æterna Zentaris Inc. owns 11,052,996 subordinate voting shares, representing approximately 36% of all shares outstanding.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

7. **Omitted Information**

Not applicable.

8. **Executive Officer**

The executive officer who can answer questions regarding this report is Mr. John Dempsey, Vice-President, Finance and Chief Financial Officer of Atrium. Mr. Dempsey's business telephone number is (418) 652-1116.

9. **Date of Report**

October 18, 2006.

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ATRIUM BIOTECHNOLOGIES INC.

Item 1 — Identity of the Reporting Issuer

1.1 — Name and Address of Reporting Issuer

Atrium Biotechnologies Inc. (the "Corporation")
1405 boulevard du Parc-Technologique
Quebec, QC G1P 4P5

1.2 — Executive Officer

Further information regarding the matters described in this business acquisition report may be obtained from John Dempsey, Vice President, Finance and Chief Financial Officer. Mr. Dempsey, who is knowledgeable about the acquisition described herein, may be contacted at tel. (418) 652-1116.

Item 2 — Details of Acquisition

2.1 — Nature of Business Acquired

On December 8, 2005, the Corporation announced the acquisition by its subsidiary, Atrium Biotech Holdco, Inc., of HVL Parent Incorporated and subsidiary, a company located in Pittsburgh, PA and engaged in the manufacturing and marketing of health and nutrition products to the healthcare practitioners' channel ("HVL/Douglas"). Founded in 1955, HVL/Douglas directly markets some 960 products to approximately 10,000 healthcare practitioners, such as physicians, chiropractors and osteopaths. HVL/Douglas also sells supplements via distributors that work with health professionals. HVL/Douglas, which has approximately 250 employees, markets its products under its main brand Douglas Laboratories and also under various well-known brand names, including Advanced Medical Nutrition Incorporated (AMNI), Health Yourself and Intelligent Health. In addition to manufacturing and marketing its own exclusive brand name supplements, which make up the majority of its business, HVL/Douglas also designs and manufactures products for others in the industry. Products are sold mainly in North America and also in Europe and Asia. It has two plants in Pittsburgh, PA, regrouping production facilities, warehouse facilities, laboratories and its head office and it has also a place of business in Holland.

2.2 — Date of Acquisition

December 8, 2005.

2.3 — Consideration

The price of the acquisition was US$86,922,000. A part of this purchase price (US$8,632,000) was paid by the issuance of Atrium's subordinate voting shares at a price of CAN$10.95 per share; thus, 917,532 shares of the Atrium's capital stock were issued to some of the sellers. These shares cannot be sold or transferred as per the following conditions. One third of the shares will be allowed to be sold or transferred on the next three anniversaries of the closing of the transaction. In addition, Atrium reimbursed the existing debt of the HVL/Douglas group of companies for an amount of US$8,904,000 in principal as of December 8, 2005.

The cash portion of the purchase price as well as the reimbursement of HVL/Douglas' existing debt were funded by Atrium using cash on hand and financed through a credit facility provided and arranged by National Bank of Canada, Royal Bank of Canada and HSBC Bank Canada.

2.4 — Effect on Financial Position

N/A.

2.5 — Prior Valuations

N/A.

2.6 — Parties to the Transaction

The Corporation's subsidiary, Atrium Biotech Holdco, Inc., was the acquirer of HVL/Douglas. No other informed person, associate or affiliate of the Corporation was involved in the acquisition of HVL/Douglas.

2.7 — Date of Report

February 21, 2006.

Item 3 — Financial Statements

The financial statements required by Part 8 of National Instrument 51-102 are attached hereto.

Unaudited pro forma consolidated financial statements of

ATRIUM BIOTECHNOLOGIES INC.

See compilation report

As at September 30, 2005 and for the nine-month period then ended and for the year ended December 31, 2004

COMPILATION REPORT

To the Directors
Atrium Biotechnologies Inc.

We have read the accompanying unaudited consolidated pro forma balance sheet of **Atrium Biotechnologies Inc.** (the "Company") as at September 30, 2005 and the unaudited consolidated pro forma statement of earnings for the nine-month period ended September 30, 2005 and the year ended December 31, 2004, and have performed the following procedures:

1. Concerning the unaudited consolidated pro forma balance sheet as at September 30, 2005:

   - Compared and recalculated the figures in the column captioned "Atrium" to the unaudited consolidated balance sheet of the Company as at September 30, 2005, translated from Canadian dollars into US dollars using the appropriate CAN to US dollars exchange rate as at September 30, 2005 and found them to be in agreement;

   - Compared the figures in the column captioned "Douglas" to the audited consolidated balance sheet of HVL Parent Incorporated and subsidiary ("Douglas") as at September 30, 2005, taking into account the US to Canadian GAAP difference described in the notes thereto, and found them to be in agreement.

2. Concerning the unaudited consolidated pro forma statement of earnings for the nine-month period ended September 30, 2005:

   - Compared and recalculated the figures in the column captioned "Atrium" to the unaudited consolidated statement of earnings of the Company for the nine-month period ended September 30, 2005, translated from Canadian into US dollars using the appropriate CAN to US dollars average exchange rate for that period and found them to be in agreement;

   - Compared the figures in the column captioned "Douglas – Year ended September 30, 2005" to the audited statement of earnings of Douglas for the year ended September 30, 2005, and found them to be in agreement;

   - Compared the figures in the column captioned " Douglas – Three-month period ended December 31, 2004" to the unaudited internal statement of earnings of Douglas, for the three-month period ended December 31, 2004, and found them to be in agreement.

3. Concerning the unaudited consolidated pro forma statement of earnings for the year ended December 31, 2004:

   - Compared and recalculated the figures in the column captioned "Atrium" to the audited consolidated statement of earnings of the Company for the year ended December 31, 2004, translated from CAN into US dollars using the appropriate CAN to US dollars average exchange rate for that year and found them to be in agreement;

   - Compared the figures in the column captioned "Douglas" to the audited statement of earnings of Douglas, for the year ended September 30, 2004, and found them to be in agreement;

4. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the consolidated pro forma financial statements comply as to form in all material respects with Canadian generally accepted accounting principles.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments; and

   (b) stated that the consolidated pro forma financial statements comply as to form in all material respects with Canadian generally accepted accounting principles.

5. Read the notes to the consolidated pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Atrium" and "Douglas", and found the amounts in the column captioned "Atrium Pro forma" to be arithmetically correct.

The consolidated pro forma financial statements are based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the consolidated pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants
Quebec, Quebec, Canada
February 21, 2006

ATRIUM BIOTECHNOLOGIES INC.

Consolidated Pro Forma Balance Sheet

(Unaudited – See Compilation Report as at September 30, 2005)

(expressed in thousands of US dollars)

	Atrium $ (note 1)	Douglas $ (note 1)	Pro Forma Adjustments $ (note 2)	Atrium Pro Forma $
Assets				
Current assets				
Cash and cash equivalents	12,677	2,925	-	15,602
Accounts receivable	35,746	9,860	-	45,606
Income taxes recoverable	489			489
Inventory	16,699	11,011	-	27,710
Prepaid expenses	649	371	-	1,020
Future income tax assets	-	429	-	429
	66,260	24,596	-	90,856
Long-term investment	1,140	-	-	1,140
Property, plant and equipment	2,091	3,421	-	5,512
Deferred charges	630	273	(273)g) 719 g)	1,349
Intangible assets	20,354	-	47,800a)	68,154
Goodwill	67,490	10,035	32,650b)	110,175
Future income tax assets	3,389	-	-	3,389
	161,354	38,325	80,896	280,575
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	27,030	4,207	719 g)	31,956
Income taxes	816	281	-	1,097
Redeemable preferred stock	-	10,000	(10,000)d)	-
Current portion of long-term debt	2,178	516	(516) f)	2,178
	30,024	15,004	(9,797)	35,231
Long-term debt	17,502	9,777	(9,709) f) 88,515 f)	106,085
Employee future benefits	186	-	-	186
Future income tax liabilities	1,310	547	16,252a)	18,109
	49,022	25,328	85,261	159,611
Shareholders' Equity				
Share capital	78,489	51	(51) d) 8,632e)	87,121
Other capital	1,441	-		1,441
Paid in capital	-	1,730	(1,730)d)	
Retained earnings (deficit)	40,411	11,309	(11,309)d)	40,411
Cumulative translation adjustment	(8,009)	(93)	93 d)	(8,009)
	112,332	12,997	(4,365)	120,964
	161,354	38,325	80,896	280,575

The accompanying notes are an integral part of these consolidated pro forma financial statements.

ATRIUM BIOTECHNOLOGIES INC.

Consolidated Pro Forma Statement of Earnings

(Unaudited – See Compilation Report for the nine-period ended September 30, 2005)

(expressed in thousands of US dollars, except per share data)

	Atrium Nine-month period ended September 30, 2005 $ (note 1)	Douglas Year ended September 30, 2005 $ (note 1)	Douglas 3 month-period ended December 31, 2004 $ (note 1)	Pro Forma Adjustments $ (note 2)	Atrium Pro Forma $
Revenues	142,506	69,253	(14,408)	-	197,351
Operating expenses					
Cost of sales	103,795	43,845	(9,036)	(613)i)	137,991
Selling general and administrative	19,004	13,309	(3,239)	-	29,074
Research and development costs	400	-	-	-	400
Research and development tax credits, grants and other revenues	(84)	-	-	-	(84)
Depreciation and amortization					
Property, plant and equipment	370	156	(33)	613 i)	1,106
Intangible assets	502	-	-	710 c)	1,212
	123,987	57,310	(12,308)	710	169,699
Earnings from operations	18,519	11,943	(2,100)	(710)	27,652
Other revenues (expenses)					
Interest income	623	76	(7)	-	692
Interest expense	(2,324)	(1,053)	262	(3,802)f) (180)g)	(7,097)
Foreign exchange gain (loss)	(284)	405	(146)	-	(25)
	(1,985)	(572)	109	(3,982)	(6,430)
Earnings before the following items	16,534	11,371	(1,991)	(4,692)	21,222
Income tax expense					
Current	4,501	4,116	(744)	(1,595)h)	6,278
Future	1,483	(276)	47	-	1,254
	5,984	3,840	(697)	(1,595)	(7,532)
Earnings (loss) before the following items	10,550	7,531	(1,294)	(3,097)	13,690
Non-controlling interest	239				239
Net earnings(loss) for the period	10,311	7,531	(1,294)	(3,097)	13,451
Net earnings per share					
Basic	0.38				0.48
Diluted	0.35				0.45
Weighted average number of shares outstanding (000's)					
Basic	27,261			918	28,179
Diluted	29,222			918	30,140

The accompanying notes are an integral part of these consolidated pro forma financial statements.

ATRIUM BIOTECHNOLOGIES INC.

Consolidated Pro Forma Statement of Earnings

(Unaudited – See Compilation Report for the twelve-month period ended December 31, 2004)

(expressed in thousands of US dollars, except per share data)

	Atrium Year ended December 31, 2004 $ (note 1)	Douglas Year ended September 30, 2004 $ (note 1)	Pro Forma Adjustments $ (note 2)	Atrium Pro Forma $
Revenues	136,240	67,724	-	203,964
Operating expenses				
Cost of sales	95,377	42,643	(724) i)	137,296
Selling, general and administrative	19,485	14,315		33,800
Research and development costs	934	-	-	934
Research and development tax credits, grants and other revenues	(389)	-	-	(389)
Depreciation and amortization				
Property, plant and equipment	492	133	724 i)	1,349
Intangible assets	269	-	947 c)	1,216
	116,168	57,091	947	174,206
Earnings from operations	20,072	10,633	(947)	29,758
Other revenues (expenses)				
Interest income	146	12	-	158
Interest expense	(2,453)	(857)	(5,062)f) (240) g)	(8,612)
Foreign exchange gain (loss)	(217)	332	-	115
	(2,524)	(513)	(5,302)	(8,339)
Earnings loss before the following items	17,548	10,120	(6,249)	21,419
Income tax expense				
Current	4,657	3,429	(2,125)h)	5,961
Future	1,436	49	-	1,485
	6,093	3,478	(2,125)	7,446
Earnings (loss) before the following items	11,455	6,642	(4,124)	13,973
Loss on dilution of investment	(411)	-	-	(411)
Non-controlling interest	(937)	-	-	(937)
Net earnings(loss) for the period	10,107	6,642	(4,124)	12,625
Net earnings per share				
Basic	0.44			0.53
Diluted	0.43			0.52
Weighted average number of shares outstanding (000's)				
Basic	22,785		918	23,703
Diluted	23,547		918	24,465

The accompanying notes are an integral part of these consolidated pro forma financial statements.

ATRIUM BIOTECHNOLOGIES INC.
Notes to Consolidated Pro Forma Financial Statements
(Unaudited – See Compilation Report)
(expressed in thousands of US dollars)

1 Basis of presentation

The unaudited consolidated pro forma financial statements have been prepared in accordance with Canadian generally accepted accounting principles to give effect to the transactions described below as if they had occurred on September 30, 2005 for the unaudited consolidated pro forma balance sheet and on January 1, 2005 or January 1, 2004 for the unaudited consolidated pro forma statement of earnings.

On December 8, 2005, the Company, through one of its American subsidiary, acquired all of the outstanding shares of HVL Parent Incorporated and subsidiary ("Douglas") whose main brand is Douglas Laboratories. This company markets health and nutrition products through healthcare practitioners mainly in the United States.

This acquisition was made for a total consideration of $86,922,000of which an amount of $75,365,000, including all acquisition-related costs, was paid in cash and $8,632,000 was paid by subordinate voting shares issued to certain Douglas management shareholders at the price of CAN$10.95 per share. The cash portion came from cash on hand and from the newly renegotiated revolving credit facility.

This acquisition has been accounted for using the purchase method whereby the purchase price was allocated between the assets acquired and liabilities assumed based on management's estimate of the fair value on the date of acquisition. The excess of the price over the net identifiable tangible assets acquired has been included in the identifiable and non-identifiable intangible assets according to management's best estimate. The purchased price allocation will be finalized upon the reception of an independent valuation report.

On November 8, 2005, the Company amended its revolving credit facility, to increase the authorized amount from $64,488,000 (CAN$75,000,000) to $107,481,000 (CAN$125,000,000) and concluded in the same period an interest swap for an amount of $43,003,000(CAN$50,000,000) converting a variable interest rate to a fixed interest rate.

The unaudited consolidated pro forma balance sheet as at September 30, 2005 has been prepared by combining the unaudited consolidated balance sheet of Atrium as at September 30, 2005 translated from CAN to US dollars using the appropriate exchange rate stated below and the audited consolidated balance sheet of Douglas as at September 30, 2005 prepared in accordance with accounting principles accepted in the United States (U.S.GAAP) and taking into account the reconciliation to Canadian Generally Accepted Accounting Principles (CAN GAAP) disclosed in Note 14 thereto. The unaudited consolidated pro forma statement of earnings for the nine-month period ended September 30, 2005 has been prepared by combining the unaudited consolidated statement of earnings for the nine-month period ended September 30, 2005 of Atrium, translated from CAN to US dollars using the appropriate exchange rate stated below, plus the Douglas audited consolidated statement of earnings for the year ended September 30, 2005 less the Douglas internal unaudited consolidated statement of earnings for the three-month period ended December 31, 2004. As indicated in note 14 to the audited financial statements of Douglas, no adjustments are necessary from U.S.GAAP to CAN GAAP in the statements of earnings for the periods presented in such financial statements. The unaudited consolidated pro forma statement of earnings for the year ended December 31, 2004 has been prepared by combining the audited consolidated statement of earnings of Atrium for the same period, translated from CAN to US dollars using the appropriate exchange rate stated below and the audited statement of earnings of Douglas for the year ended September 30, 2004.

ATRIUM BIOTECHNOLOGIES INC.
Notes to Consolidated Pro Forma Financial Statements
(Unaudited – See Compilation Report)
(expressed in thousands of US dollars)

In December 2005, the Company announced that it was changing its reporting currency from Canadian dollars to US dollars to provide more relevant information considering its predominant operations in the United States and its US dollar denominated debt. Accordingly, the unaudited consolidated balance sheet of Atrium as at September 30, 2005, the unaudited consolidated statement of earnings for the nine-month period ended September 30, 2005 and the audited consolidated statement of earnings ended December 31, 2004 of Atrium had been translated to US dollars using the current rate method using the exchange rates disclosed below. Under this method, assets and liabilities are translated into US dollars using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the period. Gains and losses are included in cumulative translation adjustments account in the shareholders' equity. The functional currencies of the Company and each of its subsidiaries remained unchanged.

Rate as at September 30, 2005	1.1627
Average rate for the nine-month period ended September30, 2005	1.2240
Average rate for 2004	1.3015

The unaudited consolidated pro forma financial statements should be read in conjunction with the audited financial statements of Atrium for the year ended December 31, 2004 presented in our initial public offering prospectus and with the audited financial statements of Douglas for the year ended September 30, 2005 and 2004 incorporated in the Business Acquisition Report.

The unaudited consolidated pro forma financial statements have been prepared for illustrative purposes only and are based on the assumptions set forth in the accompanying notes to such statements. These financial statements are not necessarily indicative of the operating results that would have been obtained or the financial position that would have prevailed had the applicable transactions actually taken place on the date indicated or of actual operating results or financial position of the stand-alone or combined entities. The pro forma adjustments are based on currently available information and management's estimates and assumptions. Actual adjustments will differ from the pro forma adjustments. Management believes that such adjustments provide reasonable basis for presenting all the significant effects of the transactions.

ATRIUM BIOTECHNOLOGIES INC.
Notes to Consolidated Pro Forma Financial Statements
(Unaudited – See Compilation Report)
(expressed in thousand of US dollars)

2 Pro forma assumptions

Acquisition of Douglas

The preliminary purchase price allocation has been based on management's best estimates. The final allocation will be made by an independent valuation firm and may differ from the figures used for the preparation of the unaudited consolidated pro forma financial statements. The assets acquired and liabilities assumed in the unaudited consolidated pro forma balance sheet are as follows:

The preliminary purchase price allocation of Douglas, on a pro forma basis, is summarized as follows:

	$
Assets	
Current assets	24,596
Property, plant and equipment	3,421
Intangible assets	
Customer relationships	8,000
Trademarks	39,800
	75,817
Liabilities	
Current liabilities	5,004
Long-term liabilities	9,777
Future income tax liabilities	16,799
	31,580
Net identified assets acquired	44,237
Goodwill	42,685
Purchase price	86,922
Less	
Cash and cash equivalent acquired	2,925
Atrium subordinate voting shares issued	8,632
Net cash used for the acquisition	75,365

(a) To reflect intangible assets identified totalling $47,800,000 for Customer relationships and Trademarks and related future income tax liabilities totalling $16,252,000.

(b) To reflect the net increase in Goodwill.

(c) To reflect the preliminary amortization of Customer relationships amortized over a period of 5 to 15 years. An amortization expense totalling $710,000 for the nine-month period ended September 30, 2005 and $947,000 for the year ended December 31, 2004 is accounted for in the unaudited consolidating financial statements of earnings. Trademarks acquired are indefinite-lived intangible assets and are not amortized.

(d) Shareholder's equity of Douglas is eliminated on a consolidated basis.

(e) To reflect the issuance of Atrium subordinate voting shares as part of the payment for the transaction.

ATRIUM BIOTECHNOLOGIES INC.
Notes to Consolidated Pro Forma Financial Statements
(Unaudited – See Compilation Report)
(expressed in US dollars)

Financing of the acquisition of Douglas

(f) This acquisition was financed by our amended revolving credit facility. For the pro forma, the old debt of Douglas totalling $10,225,000 (short term of $516,000 and long-term of $9,709,000) has been repaid and an increase of our amended revolving credit facility has been recorded for a total amount of $88,515,000. An interest rate of 6.27 % has been used, which is the current rate of borrowing under this revolving credit facility as of December 31, 2005. This increase of long term debt, taking into account the reimbursement of the old Douglas debt by our amended credit facility produces a net interest expense increase of $3,802,000 in the pro forma consolidated statement of earnings for the nine-month period ended September 30, 2005 and $5,062,000 for the year ended December 31, 2004.

(g) The interest expense adjustment takes into account the amortization related to financing fees. The old debt of Douglas related deferred financing costs totalling $273,000 has not been considered in the purchased price allocation. For the new amended credit facility, the financing cost totals $719,000 and is amortized over the new revolving credit facility period of 3 years. An amortization expense totalling $180,000 for the nine-month period ended September 30, 2005 and $240,000 for the year ended December 31, 2004 is accounted for in the pro forma consolidated statement of earnings as interest expense. The net increase of the deferred financing costs is therefore $446,000 for the adjustment in the pro forma consolidated balance sheet as of September 30, 2005.

(h) The income tax expense has been adjusted by of $1,595,000 for the nine-month period ended September 30, 2005 and of $2,125,000 for the year ended December 31, 2004 to reflect the increase of interest expense deductible for income tax purposes and the tax effect on amortization of intangible assets with finite lives.

Reclassification of depreciation

(i) The depreciation included in the cost of goods of Douglas has been reclassified on the line Depreciation of the pro forma consolidated statements of earnings to reflect the same presentation used by Atrium.

HVL PARENT INCORPORATED AND SUBSIDIARY

Consolidated Financial Statements

September 30, 2005 and 2004

(With Independent Auditors' Report Thereon)



KPMG LLP
Suite 2500
One Mellon Center
Pittsburgh, PA 15219-2598

Telephone 412 391 9710
Fax 412 391 8963
Internet www.us.kpmg.com

Independent Auditors' Report

The Board of Directors
HVL Parent Incorporated and Subsidiary:

We have audited the accompanying consolidated balance sheets of HVL Parent Incorporated and subsidiary (the Company) as of September 30, 2005 and 2004 and the related consolidated statements of operations and comprehensive income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HVL Parent Incorporated and subsidiary as of September 30, 2005 and 2004 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

December 16, 2005

HVL PARENT INCORPORATED AND SUBSIDIARY

Consolidated Balance Sheets

September 30, 2005 and 2004

Assets		2005	2004
Current assets:			
Cash and cash equivalents	$	2,924,907	2,445,255
Accounts receivable, net of allowance for uncollectible accounts of $290,236 and $356,189, respectively		9,809,019	11,150,432
Inventories, net (note 2)		11,011,361	8,531,783
Deferred income taxes (note 8)		429,000	249,800
Notes receivable		50,787	11,277
Other current assets		370,925	349,415
Total current assets		24,595,999	22,737,962
Property, plant, and equipment (note 3)		10,546,443	9,663,519
Less accumulated depreciation		7,125,597	6,214,995
		3,420,846	3,448,524
Goodwill, net of accumulated amortization of $4,281,732		10,034,586	10,034,586
Debt issuance costs, net of accumulated amortization of $879,911 and $674,603, respectively		273,744	479,052
Total assets	$	38,325,175	36,700,124

(Continued)

HVL PARENT INCORPORATED AND SUBSIDIARY

Consolidated Balance Sheets

September 30, 2005 and 2004

Liabilities and Stockholders' Equity		2005	2004
Current liabilities:			
Current portion of long-term debt (notes 4 and 13)	$	515,587	2,864,990
Accounts payable		2,651,203	5,421,141
Accrued liabilities		1,556,316	1,164,452
Income taxes payable		281,263	420,200
Total current liabilities		5,004,369	9,870,783
Deferred income taxes (note 8)		547,000	644,000
Long-term debt, excluding current portion (note 4)		9,776,707	10,659,298
Total long-term liabilities		10,323,707	11,303,298
Total liabilities		15,328,076	21,174,081
Stockholders' equity (note 5):			
Common stock – par value $0.01 per share; 9,600,000 shares authorized, 5,000,000 shares issued and outstanding		50,000	50,000
Common stock Class A nonvoting – par value $0.01 per share; 883,240 shares authorized, 146,000 shares issued and outstanding		1,460	1,460
Convertible participating preferred stock Series A – par value $0.01 per share; 344,744 shares authorized, issued and outstanding		3	3
Convertible participating preferred stock Series B – par value $0.01 per share; 38,456 shares authorized, issued and outstanding		1	1
Redeemable preferred stock Series A – par value $0.01 per share; 287.287 shares authorized, no shares issued		—	—
Redeemable preferred stock Series B – par value $0.01 per share; 32.047 shares authorized, no shares issued		—	—
Redeemable preferred stock Class C – par value $0.01 per share; 30,000 shares authorized, no shares issued		—	—
Additional paid-in capital		11,862,355	11,862,355
Notes receivable for shares sold (note 12)		(132,592)	(132,592)
Accumulated other comprehensive income (loss)		(93,033)	(33,126)
Retained earnings		11,308,905	3,777,942
Total stockholders' equity		22,997,099	15,526,043
Total liabilities and stockholders' equity	$	38,325,175	36,700,124

See accompanying notes to consolidated financial statements.

HVL PARENT INCORPORATED AND SUBSIDIARY

Consolidated Statements of Operations and Comprehensive Income

Years ended September 30, 2005 and 2004

		2005	2004
Net sales	$	69,252,572	67,723,674
Cost of goods sold		43,844,955	42,643,046
Gross profit		25,407,617	25,080,628
Selling, general, and administrative expenses		13,308,753	14,314,444
Depreciation expense – administrative		156,060	132,691
		13,464,813	14,447,135
Income from operations		11,942,804	10,633,493
Other expense (income):			
Interest income		(75,650)	(11,776)
Interest expense (including amortization of debt issuance costs of $205,308 in 2005 and $259,641 in 2004		1,052,830	857,276
Other (note 4)		(405,649)	(332,082)
Total other expense		571,531	513,418
Income before taxes		11,371,273	10,120,075
Income tax expense (note 8):			
Federal		3,341,941	3,111,327
State		417,444	252,155
Foreign		80,925	114,284
Total income tax expense		3,840,310	3,477,766
Net income		7,530,963	6,642,309
Other comprehensive income:			
Foreign currency translation adjustments		(59,907)	(178,567)
Comprehensive income	$	7,471,056	6,463,742

See accompanying notes to consolidated financial statements.

HVL PARENT INCORPORATED AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity

Years ended September 30, 2005 and 2004

	Common stock	Common stock class A nonvoting	Convertible preferred stock Series A	Convertible preferred stock Series B	Additional paid-in capital	Notes receivable for shares sold	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total stockholders' equity (deficit)
Balance as of September 30, 2003	$ 50,000	1,460	3	1	11,862,355	(132,592)	145,441	(2,864,367)	9,062,301
Foreign currency translation	—	—	—	—	—	—	(178,567)	—	(178,567)
Net income	—	—	—	—	—	—	—	6,642,309	6,642,309
Balance as of September 30, 2004	50,000	1,460	3	1	11,862,355	(132,592)	(33,126)	3,777,942	15,526,043
Foreign currency translation	—	—	—	—	—	—	(59,907)	—	(59,907)
Net income	—	—	—	—	—	—	—	7,530,963	7,530,963
Balance as of September 30, 2005	$ 50,000	1,460	3	1	11,862,355	(132,592)	(93,033)	11,308,905	22,997,099

See accompanying notes to consolidated financial statements.

HVL PARENT INCORPORATED AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended September 30, 2005 and 2004

		2005	2004
Cash flows from operating activities:			
Net income	$	7,530,963	6,642,309
Adjustments to reconcile net income to net cash provided by operating activities:			
Inventory obsolescence reserve		210,771	—
Depreciation and amortization		1,211,650	1,036,589
Loss on disposal of fixed assets		6,913	—
Foreign currency loss		(59,907)	(178,567)
Deferred income taxes		(276,200)	49,200
Changes in assets and liabilities:			
Accounts receivable		1,341,413	(2,801,404)
Inventories		(2,690,349)	(842,003)
Notes receivable		(39,510)	(3,068)
Other current assets		(21,510)	260,252
Accounts payable		(2,769,938)	174,551
Accrued liabilities		391,864	(70,860)
Income taxes payable		(138,937)	(107,767)
Net cash provided by operating activities		4,697,223	4,159,232
Cash flows from investing activities:			
Capital expenditures		(967,298)	(403,471)
Net cash used in investing activities		(967,298)	(403,471)
Cash flows from financing activities:			
Repayment under Term Loan A		(2,800,000)	(3,157,890)
Repayment under Term Loan B		(60,000)	(60,000)
Net repayments under line-of-credit agreement		(375,000)	(645,851)
Repayments of mortgage payable		(15,273)	(4,895)
Net cash used in financing activities		(3,250,273)	(3,868,636)
Net increase (decrease) in cash and cash equivalents		479,652	(112,875)
Cash and cash equivalents at beginning of year		2,445,255	2,558,130
Cash and cash equivalents at end of year	$	2,924,907	2,445,255
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$	864,833	614,230
Income taxes	$	4,193,650	3,505,494

See accompanying notes to consolidated financial statements.

HVL PARENT INCORPORATED AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2005 and 2004

(1) Summary of Significant Accounting Policies

(a) Description of Business

HVL Parent Incorporated and subsidiary (the Company) is a manufacturer and distributor of quality nutritional supplements with customers worldwide. The Company's business activity is primarily with alternative health care providers and distributors.

(b) Principles of Consolidation

The accompanying consolidated financial statements, presented in United States dollars, include the consolidated accounts of HVL Parent Incorporated (HVL) and its wholly owned subsidiary HVL, Incorporated (Inc.); Inc.'s nonincorporated trading divisions: Douglas Laboratories, Professional Series, and Doctor's Care and its wholly owned subsidiaries: Hi-Vidomin Laboratories, Inc of Delaware, HVL - FSC, Inc., Douglas Laboratories Europe, B.V., and Advanced Medical Nutrition, Inc. (AMNI). All intercompany balances and transactions have been eliminated. The consolidated group is herein referred to as "the Company."

(c) Revenue Recognition

The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

(d) Cash and Cash Equivalents

The Company considers money market accounts with original maturities of less than three months as cash equivalents.

(e) Inventories

Inventories are valued at the lower of cost (first-in, first-out) or market.

(f) Property, Plant, and Equipment

Property, plant, and equipment is stated at cost less accumulated depreciation. For financial statement purposes, the Company provides for depreciation using the straight-line method, based on the estimated useful lives of the related assets as follows:

	Years
Building and improvements	5 - 40
Equipment and machinery	3 - 15
Automobiles	5

Maintenance and repairs, which are not considered to extend the useful lives of the assets, are charged to operations as incurred. Expenditures for additions and improvements are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in other income (expense) for the year.

(Continued)

(g) ***Goodwill***

Goodwill represents the excess of the purchase price paid over the fair value of the net assets of businesses acquired. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets,* which was adopted on October 1, 2002 (the beginning of HVL's fiscal year 2003), goodwill and purchased intangibles with indefinite useful lives are no longer amortized but are reviewed periodically (at least annually) for impairment. Accordingly, HVL ceased to amortize approximately $10 million of net goodwill during fiscal 2003.

(h) ***Debt Issue Costs***

The Company incurred legal, consulting, and bank fees related to the issuance of debt (note 4). These debt issue costs are amortized over the remaining life of the respective loans. Amortization expense was $205,308 and $259,641 during 2005 and 2004, respectively.

(i) ***Foreign Currency Translation***

Foreign exchange gains and losses as a result of translating a foreign entity's balance sheet from its functional currency into U.S. dollars are included as other comprehensive income in the consolidated statements of operations and comprehensive income. Accumulated other comprehensive income (loss) is reported in the consolidated statements of stockholders' equity. The functional currency for all of the Company's foreign operations is the Euro.

(j) ***Income Taxes***

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (Statement 109). Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(k) ***Credit and Product Concentration Risk***

Sales of $11,702,181 or 17% of the Company's 2005 total net sales, were accounted for by one customer and one product. Accounts receivable relating to this customer were $1,150,550 as of September 30, 2005.

Sales of $16,851,932 or 25% of the Company's 2004 total net sales were accounted for by one customer and one product. Accounts receivable relating to this customer were $2,151,258 as of September 30, 2004.

(l) ***Impairment of Long-Lived Assets***

In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying

(Continued)

amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of an asset exceeds the fair value of the asset.

(m) ***Stock-Based Compensation***

The Company accounts for its stock-based compensation plans under APB 25. For stock options granted, the option price was not less than the fair market value of shares on the grant date, therefore, no compensation cost has been recognized. Had compensation cost been determined under the provisions of SFAS No. 123, the Company's net income would have been the following on a pro forma basis:

		2005	2004
Net income, as reported	$	7,530,963	6,642,309
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax		(26,455)	(63,446)
Pro forma net income	$	7,504,508	6,578,863

(n) ***Use of Estimates***

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(o) ***Reclassification***

Certain amounts in the 2004 financial statements have been reclassified to conform with the current year's presentation.

(2) Inventories

Inventories as of September 30, 2005 and 2004 are as follows:

		2005	2004
Raw materials	$	2,790,111	2,800,327
Work-in-process		706,334	515,970
Finished goods		7,725,687	5,215,486
		11,222,132	8,531,783
Less: Reserve for obsolescence		210,771	—
	$	11,011,361	8,531,783

(3) Property, Plant, and Equipment

Property, plant, and equipment are comprised of the following:

		2005	2004
Land	$	67,173	67,173
Building and improvements		936,377	937,112
Equipment and machinery		9,542,893	8,659,234
		10,546,443	9,663,519
Less accumulated depreciation		7,125,597	6,214,995
Net property, plant, and equipment	$	3,420,846	3,448,524

Depreciation expense was $1,006,342 and $776,948 during 2005 and 2004, respectively.

(Continued)

(4) Long-term Debt

Long-term debt consists of the following as of September 30, 2005 and 2004:

		2005	2004
Term loan A – provides for borrowings of $14,000,000, principal payments of $700,000 quarterly at either a rate of LIBOR plus 4% (6.10% as of September 30, 2005) or prime rate plus 3% (9.75% as of September 30, 2005), due through January 1, 2007, collateralized by substantially all the assets of the Company.	$	455,587	3,255,587
Term loan B – provides for borrowings of $6,000,000, principal payments of $15,000 quarterly at either a rate of LIBOR plus 4.5% (6.60% as of September 30, 2005) or prime rate plus 3.5% (10.25% as of September 30, 2005) and a balloon payment of $5,715,000 due January 1, 2007, collateralized by substantially all the assets of the Company.		5,790,000	5,850,000
Revolving line of credit – provides for borrowings up to $10,000,000, interest only payments quarterly at either a rate of LIBOR plus 4% (6.10% as of September 30, 2005). or prime rate plus 3% (9.75% as of September 30, 2005), no principal payments required until maturity on January 30, 2007, collateralized by substantially all the assets of the Company.		3,979,149	4,354,149
Mortgage payable – bank – payable in quarterly installments including interest at 9% through September 2014, collateralized by building and land.		49,279	64,552
Note payable – vehicle – payable in monthly installments at 0% interest, due through August 2007.		18,279	—
		10,292,294	13,524,288
Less current maturities		515,587	2,864,990
	$	9,776,707	10,659,298

The credit agreements for both the line-of-credit facility and the term loans contain restrictive covenants which, among other things, require the Company to maintain certain leverage and debt service ratios as well as certain levels of earnings and cash flows. The credit agreements have cross-collateral and cross-default provisions. The term loan agreement requires excess cash flows, as defined in the agreement, to be paid against the Term Loan A. The Company plans to finance such additional payment of $81,032 due for fiscal 2005 by borrowing against the revolving line of credit. The Company was in compliance with all covenants as of September 30, 2005 and 2004. Accrued interest outstanding totaled $31,369 and $48,679 as of September 30, 2005 and 2004, respectively.

HVL PARENT INCORPORATED AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2005 and 2004

The future maturities on long-term debt based on the credit agreements are as follows as of September 30, 2005:

2006	$ 10,238,265
2007	14,130
2008	4,990
2009	34,909
2010 and thereafter	—
	$ 10,292,294

(5) **Stockholders' Equity**

During 2002, 2000, and 1998, the Board authorized the grant of stock options for 152,000, 332,500, and 424,000 shares, respectively, of Class A nonvoting common stock in accordance with the Company's Stock Option and Grant Plan. Of the 1998 stock options issued, 120,000 were for restricted shares (as defined below). All options were issued with an exercise price equal to fair market value at the date of grant, based on an appraisal. All options vest at a rate of 25% per year (although options on restricted shares may be exercised early subject to various restrictions) with immediate vesting upon the occurrence of certain defined transactions and expire ten years from the date of grant.

Subsequent to issuance, the options were exercised for the 120,000 of restricted shares, bringing the total number of issued restricted shares of Class A nonvoting common stock to 240,000. These restricted total shares were issued to Company officers and members of management. Various restrictions exist as to the transferability of the shares. In addition, upon termination of the management member's employment with the Company, any nonvested shares must be sold back to the Company. During 1999, 94,000 shares were repurchased by the Company. These shares were cancelled as part of the merger and reorganization during 2002. The restricted shares vest at the rate of 25% per year with 100% immediate vesting upon the occurrence of certain defined transactions.

	Number of options	Exercise price
Outstanding September 30, 2003	532,000	$ 1.00 – 3.15
Granted	—	—
Exercised	—	—
Forfeited	—	—
Outstanding September 30, 2004	532,000	1.00 – 3.15
Granted	—	—
Exercised	—	—
Forfeited	—	—
Outstanding September 30, 2005	532,000	$ 1.00 – 3.15

As of September 30, 2005, 494,000 of the outstanding options were vested and exercisable. All options granted in 1998 have a remaining contractual life of 2.75 years as of September 30, 2005. All options granted in 2000 have a remaining contractual life of 4.6 years as of September 30, 2005. All options granted in 2002 have a remaining contractual life of 6.8 years as of September 30, 2005.

The liquidation preference for the Series A and Series B convertible participating preferred stock is $9,208,000 and $792,000, respectively. Dividends are not cumulative, and the stock has voting rights. The stock has various conversion features into shares of common stock, Class A nonvoting common stock, and redeemable preferred stock, if 66-2/3% of the voting power of outstanding convertible participating preferred stock votes to have a conversion take place. The stock also has automatic conversion features in certain circumstances. The stock is redeemable by the Company on or after August 22, 2002, if 66-2/3% of the voting power of outstanding convertible participating preferred stock votes to have a conversion. The stock was redeemable prior to August 22, 2002, if certain "extraordinary transactions" (as defined) took place.

The Series A and Series B redeemable preferred stock, if issued, would provide for 5% cumulative dividends.

The Class C redeemable preferred stock provided for a cumulative dividend of $10 per share per annum commencing as of December 31, 1999, and the stock had no voting rights. The stock was redeemable by the Company on or after July 31, 2004 if a majority of the outstanding Class C redeemable preferred stock elected to have a redemption. The stock was redeemable prior to July 31, 2004, if certain "extraordinary transactions" (as defined) take place. During 2003, the bank issued an original, fully-executed consent with respect to the redemption of Class C redeemable preferred stock in the amount of $3,000,000. During 2003, the Class C redeemable preferred stock was redeemed in the amount of $3,000,000.

See subsequent events note 13.

(6) Defined Contribution Plan

The Company sponsors a defined contribution 401(k) and profit sharing plan covering substantially all of its employees who have met certain eligibility requirements. Employees are allowed to contribute up to 15% of their compensation for the plan year to the 401(k) plan. The Company's matching contributions to the 401(k) plan as well as the contributions to the profit sharing plan are at the discretion of the board of directors and are allocated at 50% of the first 10% of the contributions made by each employee. Matching contributions to the 401(k) plan were $143,298 and $133,136 in 2005 and 2004, respectively.

(7) Litigation and Claims

The Company is party to various ongoing, pending, and threatened litigation along with other contingencies arising out of the normal course of business. Certain of these claims are against a major customer for product liability to which the Company has been named as a co-defendant. The ultimate disposition of these claims cannot be determined at this time. Management believes that these claims, when resolved, will not have any material adverse effect on the consolidated financial position or results of operations of the Company.

HVL PARENT INCORPORATED AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2005 and 2004

(8) Income Taxes

Income before taxes for the years ended September 30, 2005 and 2004 includes domestic and foreign income as follows:

		2005	2004
Domestic	$	10,836,679	9,783,945
Foreign		534,594	336,130
Total income before tax	$	11,371,273	10,120,075

Income tax expense attributable to pretax income for the years ended September 30, 2005 and 2004 includes current and deferred taxes as follows:

		2005	2004
Current:			
Federal	$	3,484,969	3,064,587
State		550,616	249,695
Foreign		80,925	114,284
Total current		4,116,510	3,428,566
Deferred:			
Federal		(143,028)	46,740
State		(133,172)	2,460
Total deferred expense		(276,200)	49,200
Total income tax expense	$	3,840,310	3,477,766

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of September 30, 2005 and 2004 are presented below:

		2005	2004
Deferred tax assets:			
Allowance for doubtful accounts	$	83,000	53,800
Accrued expenses		157,000	107,000
Inventory		189,000	89,000
Total gross deferred tax assets		429,000	249,800
Deferred tax liabilities:			
Property, plant, and equipment		547,000	640,000
Other		—	4,000
Total gross deferred tax liabilities		547,000	644,000
Net deferred tax assets/(liability)	$	(118,000)	(394,200)

(Continued)

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

It is the Company's intention to continue to reinvest the undistributed earnings of its foreign subsidiaries; and, as such, no provision has been made for U.S. taxes on $2,545,000 of cumulative undistributed earnings of these foreign subsidiaries. Determination of the potential deferred tax liability is not practicable as foreign tax credits are expected to be available to offset any U.S. tax if and when these earnings are distributed.

The provision for income taxes allocated to pretax income differs from tax calculated by applying the U.S. statutory federal income tax rate to pretax income due principally to state income taxes, net of the federal income tax benefit, foreign income taxed at rates other than the federal income tax rate, nondeductible expenses, extraterritorial income exclusion, and research and development tax credits.

There was no tax expense or benefit allocated to the components of comprehensive income.

(9) Leasing Arrangements

The Company leases various facilities, equipment, and vehicles through noncancelable operating leases. Approximate future minimum lease obligations under the noncancelable operating leases are as follows:

Year ending September 30:		
2006	$	1,160,926
2007		1,010,729
2008		635,790
2009		9,422
2010 and thereafter		—
	$	2,816,867

The total rent and lease expense charged to operations was approximately $1,284,824 and $1,521,412 in 2005 and 2004, respectively.

(10) Research and Development

In the course of normal operations, the Company routinely incurs various costs that are related to the development and testing of new products. The total research and development expense charged to operations was approximately $1,540,083 and $1,482,953 in 2005 and 2004, respectively.

(11) Related Party Transactions

The Company conducts its manufacturing operations at facilities leased from one of the Company's major stockholders. The lease, accounted for as an operating lease, provides for an approximate annual base rent of $764,000. The lease expires on May 31, 2008.

(Continued)

(12) Notes Receivable for Shares Sold

Certain employees exercised their options to purchase Class A nonvoting common stock in exchange for an interest-bearing note (5.9%) secured by the shares. The principal balance and any unpaid interest shall be due and payable on the earlier of July 6, 2008 or when the related shares are redeemed. The outstanding principal balances of these notes amounted to $132,592 as of September 30, 2005 and 2004 and are classified as a reduction of stockholders' equity.

(13) Subsequent Events

In August 2005, the Company signed a non-binding letter of intent to sell all of the outstanding stock of the Company to Atrium Biotechnologies, Inc. (Atrium). As a result of this transaction, the outstanding debt of the Company will be paid in full, the shareholders of the Company will receive consideration in cash and shares of Atrium common stock, and the Company will become a wholly-owned subsidiary of Atrium.

Subsequent to the balance sheet date, on December 8, 2005, all of the outstanding shares of common stock, common stock Class A nonvoting, and Series A and Series B convertible participating preferred stock were acquired by Atrium Biotechnologies, Inc. (Atrium). Atrium paid approximately $94,000,000 for the Company, of which approximately $9,000,000 was used to pay the balances outstanding on the revolving line of credit, term loan A, and term loan B (see note 4), and to pay for legal expenses related to the sale. Approximately $7,000,000 of the proceeds was placed in escrow pending resolution of various open items. Upon settlement of such open items, the remaining escrow amounts will be distributed to the stockholders of the Company. The remaining $78,000,000 was distributed to the stockholders of the Company based on their pro rata ownership after satisfaction of the liquidation preference related to the Series A and Series B convertible participating preferred stock (see note 5). The distribution to the stockholders of the Company consists of approximately $69,000,000 in cash and approximately $9,000,000 in shares of Atrium for certain of the stockholders.

The balances outstanding on the revolving line of credit, term loan A, and term loan B were paid in full subsequent to the balance sheet date.

As a result of this transaction, the Company became a wholly owned subsidiary of Atrium effective December 8, 2005.

(14) Reconciliation of United States and Canadian Generally Accepted Accounting Principles

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). For the year ended September 30, 2005 and 2004, these principles do not differ materially from Canadian generally accepted accounting principles (Canadian GAAP) except:

The Series A and Series B convertible participating preferred stock is convertible, at the option of the holder, into redeemable preferred stock. Therefore, pursuant to Canadian GAAP, the Series A and Series B convertible participating preferred stock is classified as a current liability. For US GAAP purposes, the Series A and Series B convertible participating preferred stock is classified as equity. In accordance with Canadian GAAP, the balance sheet would reflect an increase in current liabilities of $10,000,000 and an equivalent decrease in additional paid-in capital in stockholders' equity. The consolidated statement of operations and comprehensive income and consolidated statement of cash flows for the years ended September 30, 2005 and 2004 would not differ under Canadian GAAP.



I, Luc Dupont, President and Chief Executive Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atrium Biotechnologies Inc. (the issuer) for the fiscal year ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

March 30, 2006

Luc Dupont
President and Chief Executive Officer



I, John Dempsey, Vice President Finance and Chief Financial Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atrium Biotechnologies Inc. (the issuer) for the fiscal year ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

March 30, 2006

John Dempsey
Vice President Finance
and Chief Financial Officer

RECEIVED
2006 NOV -2 P 12:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Atrium Biotechnologies Inc.


ATRIUM
BIOTECHNOLOGIES

ANNUAL INFORMATION FORM FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2005

March 30, 2006

TABLE OF CONTENTS

As used in this Annual Information Form, unless the context indicates otherwise: (i) all references to "Atrium Biotechnologies", the "Corporation", "we", "us", "our" or similar terms refer collectively to Atrium Biotechnologies Inc. and, unless the context otherwise requires or indicates, its subsidiaries and (ii) "$" or "dollars" refer to United States dollars and "CAN$" refers to Canadian dollars.

1. CORPORATE STRUCTURE

1.1 Name and Incorporation

Atrium Biotechnologies Inc. was incorporated on December 10, 1999, pursuant to the *Canada Business Corporations Act*. The articles of incorporation were amended on September 19, 2000 to effect a restructuring of the share capital, re-designate the then issued and outstanding common shares as Subordinate Voting Shares and create a new class of Multiple Voting Shares. On March 10, 2005, we again amended our articles so as to sub-divide the issued and outstanding shares on a four-for-one basis, further reorganize the share capital and remove the private company restrictions contained therein.

Our authorized share capital consists of an unlimited number of Multiple Voting Shares, Subordinate Voting Shares and preferred shares, issuable in series.

Our head office is located at 1405 Parc-Technologique Blvd., Quebec City, Quebec, Canada G1P 4P5. The telephone number is (418) 652-1116 and the facsimile number is (418) 652-0151. Our web site is *www.atrium-bio.com*.

1.2 Intercorporate Relationships

The following chart sets out our corporate structure, including the jurisdictions of incorporation of each of our principal subsidiaries. All of our subsidiaries are wholly owned, either directly or indirectly.



Atrium Biotechnologies Inc. (Canada)
100%
Atrium Biotech USA Inc. (USA)
100%
Atrium Biotech Holdco, Inc. (USA)
100%
Siricie S.A.(1) (France)
100%
Unipex Finance S.A.S. (France)
100%
MultiChem Import Export (2005) Inc. (Canada)
100%
Pure Encapsulations, Inc. (USA)
100%
HVL Parent Incorporated (USA)
100%
Unipex S.A.S. (France)
100%
Chimiray S.A.S. (France)
100%
HVL Incorporated (USA)
100%
Hi-Vidomin Laboratories, Inc. (USA)
100%
Advanced Medical Nutrition, Inc. (USA)
100%
Douglas Laboratories Europe B.V. (Netherlands)

(1) For regulatory purposes, certain of our employees own 0.01% of the shares of Siricie S.A.

2. GENERAL DEVELOPMENT OF THE BUSINESS

2.1 Overview

We are a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutrition industries. We focus primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. We market a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through a highly specialized sales and marketing network in more than 40 countries, primarily in North America, Europe and Asia.

2.2 History

From 1991 until the end of 1999, we operated as a division of Æterna Zentaris Inc. ("Æterna Zentaris") (formerly Æterna Laboratories Inc.), a publicly-traded biopharmaceutical company listed on the Toronto Stock Exchange and the NASDAQ Stock Market. During that period, we developed a number of products that were successfully marketed to the cosmetics and nutrition industries. The cash flow generated from these activities helped Æterna Zentaris fund its biopharmaceutical research. In December 1999, Atrium Biotechnologies was established as a separate subsidiary of Æterna Zentaris. In exchange for a 100% equity interest, Æterna Zentaris transferred to us its cosmetics and nutrition division, including the assets and trademarks relating thereto as well as the exclusive right to use Æterna Zentaris' patents in the cosmetics and nutrition industries.

Prior to establishing Atrium Biotechnologies as a separate subsidiary, Æterna Zentaris carefully analyzed the health and personal care markets and developed a strategic plan designed to enable us to become a leading international developer, manufacturer and marketer of innovative value-added products in our industries. Following the business model of large pharmaceutical companies, we decided to balance our internal product development efforts with acquisition and in-licensing of products in order to expand our product portfolio. To actively market our products, we also quickly recognized the need to establish a direct sales and marketing organization in key geographic markets complemented by a strong international network of distributors.

To fund our growth strategy, we concluded two private placements in 2000 with SGF Soquia Inc. and Fonds de solidarité des travailleurs du Québec (FTQ), for total proceeds of $13.7 million. These financings, along with internally generated cash flows, the prudent use of leverage and a disciplined acquisition strategy, allowed us to complete eight strategic acquisitions for a total consideration of $190 million since September 2000, including that of Unipex (France) in July 2001, Interchemical S.A. and Chimiray S.A. (France) in August 2003, Siricie S.A. (France) in November 2003, Pure Encapsulations (United States) in March 2004, MultiChem (Canada) in January 2005 and, more recently, HVL/Douglas Laboratories (United States) in December 2005.

2.3 Fiscal 2003

In January 2003, and subsequently throughout fiscal 2003, we acquired a total of 23,760 common shares of the outstanding capital stock of our subsidiary Unipex Finance S.A.S. ("Unipex

Finance") acquired in 2001, based in a suburb of Paris, France, for a cash consideration of $1.8 million. During the same period, we also subscribed an additional 70,400 treasury shares of Unipex Finance, increasing our interest in the latter to 80.65% (70.28% in 2002). Unipex Finance was founded in 1968 and specializes in the development and marketing, mostly in France, of value-added products in the cosmetics, pharmaceutical, chemical and nutrition industries.

In August 2003, we acquired Chimiray S.A. and Interchemical S.A. ("Interchemical"), related companies based in a suburb of Paris, France and established in 1974 and 1978, respectively, for an aggregate amount of $13.3 million. Chimiray and Interchemical's main business focus is to market value-added active ingredients and specialty chemicals to the cosmetics, pharmaceutical, chemical and nutrition industries. The acquisition of Chimiray and Interchemical reinforced our position in Europe by complementing our product portfolio of specialty chemicals and APIs (active pharmaceutical ingredients). Interchemical has been merged with Unipex, while Chimiray has been integrated on an operational basis with Unipex.

In November 2003, we acquired Siricie S.A. ("Siricie"), a company based in Paris, France, for $1.6 million. Siricie specializes in the development of active ingredients from marine and botanical sources using extraction and fermentation biotechnology processes for the cosmetics industry. The acquisition of Siricie almost doubled our portfolio of proprietary cosmetics active ingredients. Siricie's product line has been integrated with our existing portfolio.

2.4 Fiscal 2004

In March 2004, we acquired through a newly created subsidiary all of the operating assets of Pure Encapuslations, Inc. ("Pure Encapsulations"), a company based in Sudbury, Massachusetts, a suburb of Boston, for $38.0 million, of which $2.4 million was paid as a balance of purchase price in August 2005. Founded in 1991, Pure Encapsulations focuses on the development, manufacturing and marketing of high-end health and nutrition finished products. Its more than 300 high quality products are sold through a network of more than 30,000 healthcare practitioners. We acquired Pure Encapsulations because of its leading position in the specialized nutrition market in the United States, reputation for quality, and state-of-the-art customized manufacturing equipment.

In March 2004, we invested $0.6 million in Les Biotechnologies Océanova Inc. ("Océanova"), a research-based organization for an 18.75% voting interest. Located in Rimouski, Quebec, Océanova's primary aim is to develop the potential of the diversified marine biomass found in the St-Lawrence River. We have a right of first refusal with respect to the commercialization of all active ingredients arising out of Océanova's research in the cosmetics and nutrition industries. SGF Soquia Inc. has also invested in Océanova.

In July 2004, we acquired an additional 21,380 common shares of the outstanding capital stock of our subsidiary Unipex Finance, based in France, for a cash consideration of $2.0 million, increasing our interest in the latter to 83.78% (80.65% in 2003).

In December 2004, we signed a licensing agreement with Æterna Zentaris which gave us the exclusive right to use the patents, pending patent applications, trademarks and all intellectual property related to Neovastat and its components for manufacturing and worldwide

commercialization as a pharmaceutical product, except for commercialization in Canada and the United States. In consideration for such rights, we issued 537,996 Subordinate Voting Shares to Æterna Zentaris. Neovastat is a drug under development in Canada and the United States by Æterna Zentaris and is an anti-angiogenic product mainly intended for use by cancer patients. In the event that Æterna Zentaris receives product marketing approval from the United States Food and Drug Administration (the "FDA") for Neovastat, we will be required to pay $0.9 million to Æterna Zentaris and a royalty on our sales of Neovastat. Æterna Zentaris is required to reimburse us for up to $1.3 million of fees incurred by us related to the registration, repositioning and marketing of Neovastat. We do not intend to incur any research and development costs with respect to Neovastat. Rather, our intention is to forge strategic alliances in order to ensure the future commercialization of Neovastat. We anticipate that in exchange for marketing rights, strategic partners will incur the additional research and development costs that may be required to obtain regulatory approval in their respective territories.

2.5 Fiscal 2005

In January 2005, we put in place a new $64.5 million revolving credit facility with a syndicate of banks. The borrowings under this facility were used in part to fund the MultiChem acquisition, described below. This facility can be renewed annually for a period of one year by the syndicate of banks and, if not renewed, is then payable over a two year period.

In January 2005, through the newly created subsidiary, MultiChem Import Export (2005) Inc. ("MultiChem"), we completed the acquisition of the operating assets of MultiChem Import Export Inc. and MultiChem Trading Inc. for a total consideration of $20.7 million. MultiChem is a Canadian marketer of active ingredients and specialty chemicals and has a portfolio of approximately 400 products, sold to more than 500 customers in Canada and the North Eastern United States. MultiChem started its operations in 1985. With offices in Boucherville, Quebec and Mississauga, Ontario, MultiChem is one of the leading companies in Canada in its field.

In April 2005, we completed an initial public offering ("IPO") and secondary offering of 6,250,000 Subordinate Voting Shares at the offering price of CAN$12.00 per share for total gross proceeds of $61 million of which we received $41 million. Immediately prior to the closing of the aforementioned offering, we completed the acquisition of the non-controlling interest in Unipex Finance for an amount of $7.3 million. This amount was settled through the issuance of 741,584 Subordinate Voting Shares at the same offering price of CAN$12.00.

In June 2005, we invested an additional amount of $0.4 million in Océanova by way of a subscription for convertible debentures. Pursuant to the acquisition agreement entered into between us and Océanova in March 2004, we are committed, under certain conditions, to subscribe for convertible debentures of an additional amount of $0.4 million in 2006.

In September 2005, we entered into a tax loss monetization program with our parent company Æterna Zentaris. We believe that this program will allow us to benefit from a part of Æterna Zentaris' tax losses and may result in future annual savings of up to $2.8 million.

In November 2005, we modified our existing $64.5 million revolving credit facility. The modified credit facility, of an authorized amount of $107.5 million, has a three-year revolving term, renewable annually for the same period. We may increase the authorized amount up to a

maximum of $172.0 million, under certain conditions, and may also borrow in US dollars, Canadian dollars or euros.

In December 2005, we acquired, through one of our U.S. subsidiaries, all of the outstanding shares of HVL Parent Incorporated whose main brand is Douglas Laboratories. Additional details regarding this acquisition are set out below in section 2.6 entitled "Significant Acquisition".

Effective as of the fourth quarter of fiscal 2005, we changed our reporting currency from Canadian dollars to US dollars so that our financial statements will more accurately reflect our true operating results and financial position given that a majority of our business is conducted in US dollars.

2.6 Significant Acquisition

During the fiscal year ended December 31, 2005, we completed the following significant acquisition:

Douglas Laboratories

On December 8, 2005, we acquired HVL Parent Incorporated ("Douglas Laboratories") whose main brand is Douglas Laboratories for a total amount of $86.9 million, of which $78.3 million was paid in cash while the balance of $8.6 million was paid by the issuance of Subordinate Voting Shares at a price of CAN$10.95 per share. Based in Pittsburgh, Pennsylvania, Douglas Laboratories has been marketing health and nutritional products through healthcare practitioners for over 50 years.

Reference is made to the Business Acquisition Report in Form 51-102F4 filed by us on February 22, 2006 with respect to the acquisition of Douglas Laboratories, which is hereby incorporated by reference into this Annual Information Form.

3. DESCRIPTION OF THE BUSINESS

3.1 Corporation overview

We are a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutrition industries. Our head office is located in Quebec City, Quebec. Our offices, facilities and warehouses are strategically located in Canada, the United States, the Netherlands and France. As of March 2006, we had approximately 490 employees, including 24 involved in business and product development, 267 in production and logistics, and 130 in sales and marketing. Many of our sales and marketing employees have a scientific background in order to support our sophisticated customers.

To better address the needs of our customers, we together with our subsidiaries, including Unipex S.A.S. ("Unipex), Chimiray S.A.S. ("Chimiray), MultiChem, Pure Encapsulations and Douglas Laboratories, are organized in two business divisions: (i) Active Ingredients & Specialty Chemicals Division; and (ii) Health & Nutrition Division. The Active Ingredients & Specialty Chemicals Division offers value-added products that include high-value proprietary active

ingredients developed, acquired or in-licensed by us. Through the Health & Nutrition Division, we develop, manufacture and market proprietary health and nutrition finished products.

Active Ingredients & Specialty Chemicals Division

The Active Ingredients & Specialty Chemicals Division offers more than 1,500 value-added products, of which 50 are high-value proprietary active ingredients developed, acquired or in-licensed by us. The balance is sourced from third-party manufacturers, including major multinational companies. We are the sole marketer for a majority of these third-party products in key markets in which we have a direct sales force. Our product portfolio includes active ingredients, specialty lipids, chemical synthesis intermediates, functional chemicals, innovative additives, preservatives and excipients.

Our products enhance customers' end products by improving performance, providing essential product attributes, lowering costs and simplifying manufacturing processes. In particular, our 50 proprietary active ingredients, mostly derived from biotechnologies, have proven biological activities and are key value drivers of our customers' finished products. Our non-proprietary value-added products complement our product portfolio, help us achieve industry diversification to maximize the potential of our products, and build critical mass with our strategic customers. These non-proprietary products have diverse applications. They are used, among other things, in the manufacturing of drugs and value-added foods and in numerous industrial applications.

To efficiently sell our products, we also offer to customers the scientific, technical and regulatory support needed to better understand the potential uses of our products and to reduce the development time of their finished products. This is essential to the success in marketing scientific value-added products. Our experts share application ideas, help resolve formulation or application challenges and support customers' new product development efforts and regulatory compliance.

We sell to approximately 2,000 manufacturers in the cosmetics, pharmaceutical, chemical and nutrition industries. In North America and Europe, we sell our products through our own sales and marketing organization. The proprietary active ingredients are also marketed through a network of more than 35 specialized distributors in over 40 countries. Our sophisticated logistics systems enable us to service our customers on a timely basis. The proprietary active ingredients are either manufactured in-house or outsourced to reliable contract manufacturers.

Health & Nutrition Division

Through the Health & Nutrition Division, we develop, manufacture and market more than 1,300 proprietary health and nutrition finished products. These products are generated primarily from natural sources and include vitamins, minerals and specialized products. Innovative and high-end, these products are not suited for mass market channels. They are sold primarily through healthcare practitioners, such as physicians, chiropractors and naturopaths, and are based on scientifically supported formulas to deliver the expected health benefits. Some of the products are manufactured using molecular separation biotechnology.

In the United States, we sell our products through more than 40,000 healthcare practitioners. In addition, certain of our products are offered in more than 25 countries through a network of more than 45 distributors targeting niche markets. Virtually all of our health and nutrition products are

manufactured in our state-of-the-art facilities in Quebec City, Quebec, Sudbury, Massachusetts and Pittsburgh, Pennsylvania.

3.2 Products

We offer a comprehensive product line consisting of more than 1,500 active ingredients and specialty chemicals and 1,300 health and nutrition finished products. These include 1,374 proprietary products, of which 49 were developed internally, 1,309 were acquired and 16 were in-licensed from third parties. This broad product portfolio plays an important role in providing the differentiating factors required by our customers to compete in their markets. In order to increase the breadth and innovative character of our product offering, we intend to continue to acquire, in-license and develop new proprietary products.

We have built a solid reputation as a reliable provider of quality products, which contributes to long-term repeat business. The efficacy and safety of our proprietary products have been thoroughly documented. Quality control of all of our proprietary products includes testing by independent laboratories.

Active Ingredients & Specialty Chemicals Division

We commercialize active ingredients and specialty chemicals in the cosmetics, pharmaceutical, nutrition and chemical industries, as described below.

Cosmetics Industry

In the cosmetics industry, the product portfolio is comprised of active ingredients, specialty additives, excipients, surfactants, preservatives, sunscreens, pigments and lacquers. They include performance enhancers for skin care, hair care and makeup products, designed to improve the safety, efficacy, texture and stability of the customers' finished products.

The main proprietary products consist of cosmetic active ingredients targeting primarily the fast growing anti-ageing and skin care market segments. Certain of these products were developed in-house, while the majority were acquired or in-licensed by us. Most of our key proprietary active ingredients are subject to clinical studies, some of which are conducted in collaboration with industry leaders.

Pharmaceutical Industry

In the pharmaceutical industry, we commercialize excipients, preservatives, flavouring agents and active pharmaceutical ingredients ("APIs") such as peptides, nucleotides, amino acids, antibiotics and sulfamides. APIs are marketed to both ethical and generic drug manufacturers. For generic drugs, we often provide clients with both the ingredients and their complete registration file which we may adapt to comply with regulatory requirements.

Some of the APIs which we commercialize are: (i) articaine, an anesthetic used in dentistry; (ii) progesterone, used in menopause-discomfort drugs; (iii) quinine, an anti-paludic used in the treatment and prevention of malaria; and (iv) polyvinylpyrrolidone iodine, an antiseptic used in applications such as operating field disinfection.

The following are certain of our formulation additives: (i) amino acids used in parenteral nutrition; (ii) vitamin E-TPGS, an exclusive form of vitamin E used to facilitate the oral absorption of anti-cancer drugs; and (iii) sodium benzoate, an excipient used as a key component in various drugs.

Nutrition Industry

In the nutrition industry, we commercialize processing aids, antioxidants, vitamins, minerals, preservatives and flavouring and texturing agents for manufacturers of dietary supplements, food and animal feed. These ingredients are used to enhance product formulation, nutritional value and taste, for better acceptance by consumers.

The following are certain of the products: (i) inuline, known for its bifidogenic prebiotic action, used in transformed nutrition products for diabetics, newborns and children, and in healthy foodstuffs; and (ii) lactoserum protein hydrolyzates, used in hypoallergenic nutrition for athletes and children, and in geriatric and hospital nutrition.

Chemical Industry

In the chemical industry, we market specialty chemicals which are used in a wide variety of industries such as coatings, construction, plastics, rubber, textile, ink, automotive, photography, paint, electronics and adhesives. We also commercialize chemical synthesis intermediates and building blocks which are primarily used in the manufacturing of pharmaceutical products.

Some of the products that we market to the chemical industry include: (i) L-Norvaline, a chemical synthesis intermediate used to produce a drug for the treatment of hypertension and heart failure; (ii) Benzoflex 9-88SG, a safe plasticizer used in polyurethane ink roll coatings as a substitute for phthalates, some of which are considered carcinogenic by the FDA; (iii) Ajicure MY-24, an innovative additive incorporated in a product which is used in the automotive industry as a replacement for bitumen-based protection in a car's lower body, as a sound insulator and anti-vibration component; and (iv) interferential pigments, which are the most technically advanced pigments today, and are used in bank notes for protection against counterfeiting and in other security applications.

Health & Nutrition Division

The following describes our main health and nutrition product lines, all of which are proprietary:

CarTCell Product Line

CarTCell is a complex of natural molecules obtained from marine biomass using molecular separation biotechnology. The product line is comprised of eight different products. Comitris, a more potent version of the initial product, was launched in North America and Europe in January 2005 and helps maintain healthy angiogenic balance and blood parameters. It is typically used by people having critical or debilitating conditions, to help improve their quality of life. The CarTCell product line has been successfully commercialized internationally since 1992.

NatCell Product Line

The NatCell line of products is obtained from various biomasses using molecular separation biotechnology. It consists of more than 10 different products, the most popular being NatCell

Thymus, Cytofactors, Zepatix and CF Support. They have different functions depending on the mix of peptides and molecules. Some help maintain a healthy immune function while others help maintain energy levels or contribute to healthy ageing. The NatCell product line has also been successfully commercialized internationally since 1992.

Pure Encapsulations Product Line

The Pure Encapsulations product line is comprised of more than 300 products offered in various formats to satisfy the needs of healthcare practitioners. Pure Encapsulations' products have been offered to healthcare practitioners since 1991. All products contain quantities of vitamins, minerals, nutrients, amino acids or herbal extracts with scientifically-proven health benefits. Pure Encapsulations uses only premium natural hypoallergenic products in the manufacturing of its supplements. All capsules are vegetable-based. Key products include highly potent and natural multi-vitamins for adults and children, specialized nutrition products such as UltraNutrient, Nutrient 950 and PediaNutrients, high-end antioxidants such as CoQ10, and condition-specific products such as the Macular Support Formula, designed to protect and support the central area of the retina, responsible for sharp vision.

Douglas Laboratories Product Line

Douglas Laboratories offers a broad selection of approximately 960 branded products offered in various formats to satisfy the needs of healthcare practitioners. Many products are unique formulations that are only available at Douglas Laboratories, including the Ultra Preventive and Basic Preventive lines—the most widely recommended professional grade multiple vitamin and mineral formulas in the marketplace. Douglas Laboratories also offers an extensive array of herbal supplements including Ayurvedic herbs, herbal combinations and the Max-V exclusive line of standardized herbs in vegetarian capsules. In addition to these and our other fine supplements, Douglas Laboratories is continually developing new products based upon the latest scientific and clinical research. Douglas Laboratories relies on a solid team of sales representatives that covers the entire United States. Douglas Laboratories has been marketing health and nutritional products through healthcare practitioners for over 50 years and is recognized across the industry for its quality and innovation.

3.3 Sales and Marketing

Our customers' purchasing decisions are based on product safety, efficacy, innovative content and quality, breadth of product offering and reliability of delivery. We have achieved leadership positions in our markets by meeting these criteria, thereby becoming a partner of choice for our customers. Our comprehensive product lines of high quality science-based products are fully supported by our skilled professionals and distributors in more than 40 countries. For fiscal 2005, 54% of our revenues were generated in Europe, 44% in North America, and 2% in Asia and elsewhere. No single customer represented more than 10% of our revenues in fiscal 2005.

We have a sales and marketing team of 130 professionals, 83 of whom are in North America and 47 in Europe. They are qualified to promote the scientific and technical characteristics as well as the various applications of our products. Their mandate is to market existing products and identify new product development opportunities arising out of our privileged customer relationships.

In territories where we do not have a direct sales force, we collaborate with an international network of distributors. These distributors have been carefully selected for their established relationships with leading customers and their recognized ability to sell value-added products. The distributors are trained by our scientific and sales staff. Together with our distributors, we visit key customers in these territories on a regular basis.

We believe that personalized visits with strategic customers are the most effective way of assessing our customers' specific needs and directing our new product development efforts. Technical articles in trade or peer-reviewed scientific journals reinforce the value-added positioning of our products. These papers are written by our scientific and technical staff or industry experts. We also provide web-based seminars and produce commercial leaflets, educational sales sheets and CD-ROMs. Seven web sites (including *www.atrium-bio.com*) broaden our reach and better serve our customers' needs for quick and easy access to information. We also participate in selected trade events.

Active Ingredients & Specialty Chemicals Division

In North America and Europe, we sell our active ingredients and specialty chemicals through our direct sales force based in Canada and France. In addition, our proprietary active ingredients are marketed in approximately 40 countries through a network of more than 35 specialized distributors.

To increase the use of our products by our customers in their end products, we assist our customers in the development of innovative products by supporting them with scientific, technical and regulatory expertise. In addition, we supply our products on a reliable and competitive basis. In our view, these factors have allowed us to develop preferred supply arrangements with industry leaders.

By commercializing products in the cosmetics, pharmaceutical, chemical and nutrition industries, we have built critical mass, gained industry diversification and maximized the commercial opportunities for our products. We sell to approximately 2,000 manufacturers in the cosmetics, pharmaceutical, chemical and nutrition industries.

Health & Nutrition Division

We sell our health and nutrition finished products primarily to healthcare practitioners such as physicians, chiropractors and naturopaths. In the United States, our sales are made directly; in more than 25 other countries, we sell through a network of more than 45 distributors. The main responsibility of our sales teams is to maintain solid relationships with key healthcare practitioners and to coordinate the marketing efforts of our distributors. Our sales force is organized in three geographic regions (North America, Europe, and Asia and elsewhere) in order to better address local needs and optimize our market presence. A significant part of our sales force's compensation is based on the level of profitable growth.

Pure Encapsulations generates a significant portion of our Health & Nutrition Division's revenues. Pure Encapsulations sells its health and nutrition product portfolio to more than 30,000 healthcare practitioners in the United States, primarily through a detailed catalogue which is mailed five times a year to more than 100,000 healthcare practitioners. In addition, we periodically send targeted mailings, include selected product specification sales sheets with

orders, and participate in selected industry trade shows and scientific conferences. Our highly trained nutritionists assist healthcare practitioners in selecting the appropriate products needed to address specific health conditions. Pure Encapsulations is recognized by industry sources as having superior quality products and an outstanding fulfillment record; most orders are received by healthcare practitioners within 48 hours.

Douglas Laboratories offers a broad selection of approximately 960 branded products offered in various formats to satisfy the needs of healthcare practitioners. Douglas Laboratories sells its health and nutrition product portfolio to more than 10,000 healthcare practitioners in the United States by relying on a solid team of sales representatives that covers the entire United States. It also operates a sales and fulfilment branch in Holland and a sales desk in Spain to address the needs of its European customers. Douglas Laboratories has been marketing health and nutritional products through healthcare practitioners for over 50 years and is recognized across the industry for its quality and innovation.

3.4 New Product Pipeline

Since 1993, we have developed 49 products internally. Since 2000, to diversify and rapidly expand our product portfolio, we have concentrated our efforts on acquiring and in-licensing proven products and product lines. Since then, we acquired two product lines and signed five in-licensing agreements, bringing 16 new products to our portfolio. We also added 960 products through the acquisition of Douglas Laboratories, 306 products through the acquisition of Pure Encapsulations, 25 through the acquisition of Biotherapies and 18 through the acquisition of Siricie.

It generally takes more than three years to complete safety evaluation, non-clinical and clinical studies, production scale-up and regulatory filings in order to bring a product from concept to market. To expand our proprietary product portfolio in the short-term, leverage our international commercialization network and lower the risks and expenses related to in-house research and development, we primarily focus on: (i) acquiring or in-licensing new products which are commercialized or close to being marketed; and (ii) adapting and improving existing proprietary products to meet specific market or customer needs. This allows us to introduce new products generally within one year. To further complement our product offering, we also seek to market products from third parties. Moreover, to maintain our position as an innovator, we seek to enter into strategic partnerships with research-based organizations in order to assure medium to long-term introduction of new proprietary products. Finally, leveraging our involvement in four industry sectors often allows us to develop products not only for their initially intended use but also for applications in other sectors, thereby maximizing commercial opportunities for our products.

To maximize the success of new proprietary products, we systematically start from a specific market need or customer request. We favour projects for which a strategic customer is interested in sharing development costs with us. This commitment is generally a good indicator of potential commercial success. It not only confirms the potential value of the project but also reduces time-to-market and increases the product penetration rate thereafter, as we typically conduct these co-development projects with industry-leading customers.

These projects range from the development of new active ingredients to chemical synthesis process optimization. Generally, for the development of new active ingredients, we share the costs of safety evaluation, clinical studies, manufacturing scale-up and regulatory filings with our co-development partners. In exchange for their contribution, we typically offer them a first-to-market opportunity which is generally limited to less than a year. We also collaborate with our customers in designing new ways of synthesizing chemical entities. Our objective is to help them reduce their production costs while using raw materials that are commercialized exclusively by us. Our business and product development team, composed of 24 employees based in North America and Europe, gains crucial competitive information through these collaborations. This allows us to better understand our customers' needs, develop tailored solutions and focus our acquisition and in-licensing efforts.

The following outlines our new product pipeline strategy:

Acquisition and In-Licensing of Products

Our business and product development team focuses primarily on acquiring and in-licensing products. As described above, we find this to be an efficient and safe approach to rapidly expand our new product pipeline. We work closely with our customers' research and development teams to identify specific market opportunities. Supported by an international network of consultants, our development team seeks technologies which complement our existing portfolio, answer unmet customer needs and help us establish relationships with new customers in new territories. Our knowledge of industry needs and regulatory requirements enables us to focus only on those scientific protocols needed to obtain regulatory approval and market acceptance. This allows us to reduce development costs and generally introduce acquired or in-licensed products in less than a year.

Internal Product Development

Our internal product development concentrates on product adaptation and improvement. Our business and product development team works with existing active ingredients to find new applications and make formulation improvements, in order to create new and improved products. For example, in our Health & Nutrition Division, we developed CF Support, Cytofactors and Zepatix, three condition-specific products based on our NatCell product line. As another example, in January 2005 we introduced Comitris, a new and more effective version of CarTCell. This was the eighth product derived from CarTCell and was made possible using molecular separation biotechnology. Our development team continuously studies new extraction procedures to isolate or enrich active fractions with the desired biological activities. In our Active Ingredients & Specialty Chemicals Division, this led to the development of a number of products derived from AE-957, a proprietary product, including MDI Complex, MRT^2, MMI and MAI Complex.

Collaboration with Research-Based Organizations

Our long-term product pipeline strategy is to partner with, and on occasion invest in, research and development organizations. These collaboration projects will allow us to leverage the work of independent research and development organizations at reduced risk to us. In addition to acquisitions and in-licensing, we expect these collaborations to provide us with a solid pipeline of innovative products in the long term. We believe that we are an attractive partner for these

research and development organizations in that we provide them with development guidance and access to our international commercialization network.

For example, in 2004, we invested in Océanova, an independent research organization dedicated to screening marine biomass, primarily from the St-Lawrence River. Collaborating with a number of scientists and laboratories, Océanova's objective is to identify potential technologies and products and complete preliminary efficacy and safety studies on them. We have a right of first refusal on all technologies and products developed by Océanova for applications in the cosmetics and nutrition industries. Océanova's main research fields include immunology, inflammation, oxidation and bacteriology.

We launched in 2005, the new active ingredient Aldavine, which was developed in collaboration with Océanova. This active ingredient is for the skin care and anti-aging segments of the cosmetic market.

3.5 Competition

The competition faced by these two divisions is as follows:

Active Ingredients & Specialty Chemicals Division

The markets for active ingredients are highly fragmented. The majority of our competitors in this segment are privately owned while others are part of larger specialty chemicals or commodity groups such as Arch Chemicals, Cognis, Croda, DSM, Engelhard, Lonza and Symrise. Smaller competitors include Codif, Pentapharm, Secma and Silab. While some of our competitors offer active ingredients coming strictly from botanical or marine sources, we offer a comprehensive portfolio derived from diverse sources and using various biotechnologies.

There are numerous specialty chemicals producers around the world, resulting in a very fragmented market. Certain segments of the specialty chemicals industry are dominated by large multinational groups such as BASF, Clariant, Degussa, Dow Chemical, DSM and Lonza. For specialty chemicals developed by companies such as Ajinomoto, Ciba and Dow Chemical, we act as a channel partner, commercializing selected products on an exclusive basis to our wide base of customers in Europe. The competition in this industry consists primarily of manufacturers of specialty chemicals similar to those which we markets for third parties.

Health & Nutrition Division

The health and nutrition industry is vast and competitive. Product quality and distribution channels vary widely; the latter include retail chains, multi-level marketing organizations and web-based retailers. In retail and mass market channels, there are a great number of brands and price points are generally low. To avoid competing on such grounds, we market primarily to healthcare practitioners, who in turn sell our products to their patients.

There are a multitude of competitors in the United States, which is our primary market. The most important competition in sales to healthcare practitioners comes from privately-owned businesses such as Metagenics, Thorne Research and Standard Process. The European and Asian markets are even more fragmented. They are characterized by a much greater number of smaller privately-owned businesses, often operating as part or a spin-off of treatment clinics. We believe

that we distinguish ourselves from competitors with the consistency and quality of our products, which are all supported by scientific literature or evidence. We are also among the very few companies to provide full disclosure of all ingredients in our formulations and to offer an open plant policy to healthcare practitioners who want to inspect our facilities.

3.6 Manufacturing and Supply

We operate three state-of-the-art manufacturing facilities, where we manufacture virtually all of our proprietary products. The first is in Quebec City, Quebec, where we produce health and nutrition finished products and cosmetic active ingredients using molecular separation biotechnology equipment. The second and third are respectively in Sudbury, Massachusetts and Pittsburgh, Pennsylvania, where we blend, encapsulate and bottle health and nutrition finished products. Based on our expected growth rate, we believe that our manufacturing capacity will be sufficient to meet our requirements for at least the next three years without having to incur significant capital expenditures. The policy is to limit investment in manufacturing assets, except when deemed strategic in terms of know-how or consistency of supply.

For the limited number of proprietary products that we do not manufacture in-house, we rely on a solid network of contract manufacturers located in North America and Europe. All production is rigorously controlled by our scientific and technical team. Production outsourcing minimizes investment in capital equipment. In order to meet our volume requirements over the next several years, we have developed relationships with selected contract manufacturers. We are not dependent on any such contract manufacturer. We are of the view that, if necessary, our current selected contract manufacturers could be replaced with minimal disruption to our operations.

Many of our value-added products in the Active Ingredients & Specialty Chemicals Division are secured from third parties, including major multinational companies. We have long-term relationships with many of these companies and believe that they constitute a secure source of supply. We do not manufacture any of our non-proprietary products.

We currently purchase raw materials for the manufacturing of our proprietary products from suppliers recognized for their quality and consistency. Our quality control staff requires full disclosure on the part of our suppliers and we periodically conduct on-site audits of their facilities. For strategic reasons, certain of our key raw materials are sourced from single suppliers. However, in the event that we were unable to source an ingredient from a current supplier, we believe that we could either produce it ourselves or obtain it from an alternative supplier, with minimal disruption to our operations.

To supply products to customers in a timely manner, we have developed an expertise in international logistics. We use advanced information technology (IT) systems and detailed procedures to optimize the logistics operations. Relying on a network of warehouses strategically located in North America and Europe, we are able to supply all of our customers within very short delays. In France, the main warehouse for the Active Ingredients & Specialty Chemicals Division is fully computerized with a wireless network linking fork-lifts with computer systems for on-time and accurate control of inventory and shipping. In Sudbury, Massachusetts and Pittsburgh, Pennsylvania, the sophisticated computer systems support the customer service and

shipping teams, enabling them to meet our 48-hour delivery policy for all health and nutrition products.

3.7 Intellectual Property

We believe that our success and ability to compete are linked to the solid intellectual property behind the proprietary and non-proprietary products that we commercialize. The intellectual property relating to a majority of the non-proprietary products which we commercialize is held by third parties. Our proprietary products, whether owned by us or in-licensed, are protected by either patents, trademarks, registered names, licenses, trade secrets or know-how. Specifically, there are over 25 patents covering 50 of our proprietary products in strategic geographical markets. We also hold 109 registered trademarks, one of which (Pure Encapsulations, Inc.) covers 306 Pure Encapsulations products. The others are used in connection with certain of our Siricie, Atrium Biotechnologies, Douglas Laboratories and Biotherapies products. When appropriate, we will take all necessary action to prevent and stop any infringement of our intellectual property rights.

A number of our proprietary products (such as CarTCell and MDI Complex) are manufactured according to a patented process to produce marine extract. Æterna Zentaris holds the proprietary rights to the patents covering this extraction and purification process. We have licence agreements with Æterna Zentaris which grant us the exclusive right to use these patent rights as well as other patent rights for the development, manufacturing and marketing of cosmetic ingredients, and nutraceutical and pharmaceutical products. The duration of the licence agreements is equivalent to the registration period of the underlying patents.

When we acquire new products or enter into in-licensing agreements with third parties, we make every effort to obtain the necessary rights with respect to the vendor's or licensor's intellectual property. Generally, we obtain exclusive worldwide rights to use the intellectual property related to the products. New active ingredients or specialty products are selected for their innovative character and the science supporting them. Consequently, the science and intellectual property related to each acquired or in-licensed product is thoroughly analyzed to determine its value as well as its marketing potential.

Confidentiality and non-competition agreements have been signed by all members of our management and by our key employees.

3.8 Relationship with Æterna Zentaris

Æterna Zentaris is our principal shareholder. As of February 28, 2006, Æterna Zentaris owns 14,000,000 Multiple Voting Shares and 537,996 Subordinate Voting Shares, representing 64.8% of the total votes attached to our outstanding shares and 48.4% of our total equity. Multiple Voting Shares will automatically be converted into Subordinate Voting Shares: (i) upon any transfer thereof, subject to limited exceptions; (ii) five years from the closing date of the IPO; and (iii) in certain other circumstances, including a change of control of Æterna Zentaris. The circumstances under which the Multiple Voting Shares shall be automatically converted into Subordinate Voting Shares, on a one-for-one basis, are described in the section 5.1 entitled "General Description of Capital Structure - Automatic Conversion of Multiple Voting Shares".

Dr. Éric Dupont, Pierre Laurin and Gérard Limoges, three of our directors, are also directors of Æterna Zentaris. Dr. Dupont, the Vice-Chairman of our Board of Directors, is also the Executive Chairman of the Board of Directors of Æterna Zentaris.

In January 2000, we entered into a licensing agreement with Æterna Zentaris, pursuant to which we acquired the exclusive right to use a patented process for the production of marine extract, used in cosmetic ingredients and nutraceutical products. In December 2004, we entered into a licensing agreement with Æterna Zentaris, giving us certain rights related to Neovastat and its components for worldwide commercialization, except in Canada and the United States. See section 2.4 entitled "Fiscal 2004" above. In consideration for the rights to Neovastat, we issued 537,996 Subordinate Voting Shares to Æterna Zentaris. The duration of the license agreements is equivalent to the registration period of the underlying patents.

We lease our facilities in Quebec City, Quebec, from Æterna Zentaris, whose head office is located in the same building. Accordingly, we share certain support services with Æterna Zentaris, primarily information technology systems. In addition, we lease virtually all of our manufacturing equipment in Quebec City from Æterna Zentaris. For strategic reasons, Æterna Zentaris is also the sole supplier of glycosaminoglycans, a raw material used in certain of our products. In the event that we were unable to obtain this raw material from Æterna Zentaris, we believe that we could obtain it from an alternative supplier, with minimal disruption to our operations.

In March 2004, we entered into an unsecured loan agreement with Æterna Zentaris in the amount of approximately $6.7 million. The proceeds of the loan were used by us in connection with the acquisition of Pure Encapsulations. The loan bore interest at a rate of 9% per annum and was repaid by us in full in January 2005.

3.9 Risk Factors

Our business entails significant risks. In this regard, reference is made to pages 16 and 17 of our Management's Discussion and Analysis ("MD&A") for the financial year ended December 31, 2005, dated February 27, 2006, which sets out certain significant risk factors which are applicable to our business and which pages are hereby incorporated by reference into this Annual Information Form. The MD&A is available on SEDAR at *www.sedar.com*.

4. DIVIDENDS

4.1 Dividends

We have not paid any dividends since our incorporation. Our current intention is to reinvest all future earnings in order to finance the growth of our business. As a result, we do not intend to pay dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will depend on our financial condition, operating results, capital requirements and such other factors that the Board of Directors deems relevant.

5. GENERAL DESCRIPTION OF CAPITAL STRUCTURE

5.1 General Description of Capital Structure

Our authorized share capital consists of an unlimited number of Multiple Voting Shares, Subordinate Voting Shares and preferred shares, issuable in series.

5.1.1 Multiple Voting Shares and Subordinate Voting Shares

Voting Rights

The Multiple Voting Shares entitle the holders thereof to two votes per share and the Subordinate Voting Shares entitle the holders thereof to one vote per share at meetings of our shareholders, subject to the condition that the Subordinate Voting Shares entitle the holders thereof to two votes per share on any vote in respect of our liquidation, dissolution or winding-up or the sale, lease or exchange of all or substantially all of our property.

Payment of Dividends

Subject to the prior rights of any other shares ranking senior thereto, the holders of Multiple Voting Shares and Subordinate Voting Shares participate equally with each other in respect of payment of dividends, including the amount per share of the dividend.

Distribution of Assets Upon Winding-Up

Subject to the prior rights of any other shares ranking senior thereto, the Multiple Voting Shares and Subordinate Voting Shares rank equally with each other in respect of return of capital in the event of our liquidation, dissolution or other distribution of assets for the purpose of winding-up our affairs.

Preservation of Rights

In the event that either the Multiple Voting Shares or Subordinate Voting Shares are subdivided, consolidated, reclassified or otherwise changed, appropriate adjustments will be made at the same time to the rights attaching to the shares of the other class to ensure the preservation of the rights of each class in relation to those of the other.

Conversion Rights

Each Multiple Voting Share is convertible at any time at the holder's option into one fully paid and non-assessable Subordinate Voting Share.

Automatic Conversion of Multiple Voting Shares

The following describes the circumstances in which Multiple Voting Shares will be automatically converted into Subordinate Voting Shares, in each case on a one-for-one basis:

(i) all outstanding Multiple Voting Shares will be converted into Subordinate Voting Shares five years from the initial closing date of the IPO;

(ii) all outstanding Multiple Voting Shares will be converted into Subordinate Voting Shares if at any time the number of outstanding Multiple Voting Shares represents

less than 5% of the aggregate number of outstanding Multiple Voting Shares and Subordinate Voting Shares;

(iii) any Multiple Voting Shares transferred from time-to-time by Æterna Zentaris or by an affiliate thereof will be converted into Subordinate Voting Shares, except where the transfer is to an "affiliate" of Æterna Zentaris;

(iv) subject to (iii) above, all Multiple Voting Shares held by Æterna Zentaris and by any affiliate thereof will be converted into Subordinate Voting Shares upon one or more transfers by Æterna Zentaris and its affiliates of, on a cumulative basis, more than 1,400,000 Multiple Voting Shares, representing 10% of the number of Multiple Voting Shares held by Æterna Zentaris upon the closing of the IPO;

(v) all Multiple Voting Shares held by Æterna Zentaris and by affiliates thereof will be converted into Subordinate Voting Shares upon a "change of control" of Æterna Zentaris, whether pursuant to a Reorganization (as defined below), or otherwise;

(vi) all Multiple Voting Shares held by an affiliate of Æterna Zentaris will be converted into Subordinate Voting Shares if the affiliate ceases to be an affiliate of Æterna Zentaris; and

(vii) all Multiple Voting Shares held by Æterna Zentaris or by an affiliate thereof will be converted into Subordinate Voting Shares if Æterna Zentaris or its affiliate, as the case may be, ceases to have the right in all cases to exercise the votes attached to, or to direct the voting of, such Multiple Voting Shares.

For these purposes:

(a) "Æterna Zentaris" includes any successor corporation resulting from an amalgamation, merger, arrangement, sale of all or substantially all of its assets, or other business combination or reorganization involving Æterna Zentaris (each, a "Reorganization"), provided that such successor corporation beneficially owns directly or indirectly all Multiple Voting Shares beneficially owned directly or indirectly by Æterna Zentaris immediately prior to such transaction;

(b) the terms "affiliate" shall have the meaning set out in the *Canada Business Corporations Act*, as amended from time-to-time; and

(c) "change of control" means: (i) the acquisition by a person or group of persons acting in concert of a number of shares sufficient to ensure the election of a majority of the Board of Directors of Æterna Zentaris; or (ii) a Reorganization following which either: (A) the shareholders of Æterna Zentaris immediately prior to such Reorganization hold in the aggregate shares to which there are attached less than 50% of the votes attached to the issued and outstanding shares of the successor corporation; or (B) less than 50% of the Board of Directors of the successor corporation is comprised of persons who were directors of Æterna Zentaris immediately before the Reorganization.

Coattail Agreement

In addition to the foregoing, we have entered into an agreement (the "Coattail Agreement") with Æterna Zentaris and National Bank Trust Inc., as trustee for the holders of the Subordinate Voting Shares. The Coattail Agreement provides, among other things, that Æterna Zentaris will not sell any Multiple Voting Shares in circumstances which would have required, under applicable securities legislation, the same offer to be made to the holders of the Subordinate Voting Shares, had the sale been of Subordinate Voting Shares rather than Multiple Voting Shares. Any sale of Multiple Voting Shares pursuant to the Coattail Agreement is subject to our Articles.

5.1.2 Preferred Shares

The preferred shares may be issued in one or more series, with such rights and conditions as may be determined by the Board of Directors. There are no voting rights attached to the preferred shares except as prescribed by law. The preferred shares will rank ahead of the Multiple Voting Shares and Subordinate Voting Shares with respect to the payment of dividends and return of capital in the event of our liquidation, dissolution or other distribution of our assets for the purpose of winding-up our affairs.

All classes are without nominal or par value. As at February 28, 2006, there were 14,000,000 Multiple Voting Shares, 16,034,447 Subordinate Voting Shares and no Preferred Shares issued and outstanding.

6. MARKET FOR SECURITIES

6.1 Trading Price and Volume

Our Subordinate Voting Shares are listed and posted for trading on the Toronto Stock Exchange ("TSX") under the quote symbol ATB.sv.

The following table sets forth, for the periods indicated, the reported high, low, and closing sale prices (in Canadian dollars) and the volume of our Subordinate Voting Shares traded on the TSX.

	TSX (monthly)			
CAN$	**High Price**	**Low Price**	**Close Price**	**Traded Volume**
April 2005 [1]	11.65	10.50	10.75	2,204,605
May 2005	10.99	9.75	10.25	541,134
June 2005	10.75	10.00	10.65	477,584
July 2005	10.85	10.00	10.75	342,531
August 2005	11.99	10.80	11.99	468,281
September 2005	12.45	11.40	11.75	540,963
October 2005	11.89	10.50	11.50	154,741
November 2005	11.50	10.10	11.00	373,421
December 2005	13.65	10.50	13.00	977,015
January 2006	15.00	12.50	14.50	1,359,375
February 2006	16.50	14.18	15.50	510,875

1. For the period from April 6, 2005, the date on which our Subordinate Voting Shares commenced trading on the TSX.

7. ESCROWED SECURITIES

7.1 Escrowed Securities

There are no shares in escrow.

8. DIRECTORS AND OFFICERS

8.1 Directors

The information regarding our directors, including the name, place of residence, principal occupation, security holdings in the Corporation and the period during which each such director has so served as well as the members of each committee of the Board of Directors, is set out at pages 4 to 6 of the Management Information Circular of the Corporation, dated March 10, 2006, which is hereby incorporated by reference into this Annual Information Form. The Management Information Circular is available on SEDAR at *www.sedar.com.*

8.2 Executive Officers

The following table sets out the name, province or state and country of residence and position held with us for of each of our executive officers as of the date hereof:

Name and Place of Residence	Position Held
Luc Dupont Quebec City, Quebec Canada	President and Chief Executive Officer
Richard Bordeleau Quebec City, Quebec Canada	President, Health & Nutrition Division
Charles Boulanger Quebec City, Quebec Canada	President, Active Ingredients & Specialty Chemicals Division
John Dempsey Kirkland, Quebec Canada	Vice-President, Finance and Chief Financial Officer
Manon Deslauriers Quebec City, Quebec Canada	Vice-President, Legal and Corporate Affairs and Secretary

Name and Place of Residence	Position Held
Jocelyn Harvey Quebec City, Quebec Canada	Vice-President, Mergers and Acquisitions
Dr. Serge Yelle Saint-Nicolas, Quebec Canada	Vice-President, Business Development

During the past five years, each of the executive officers mentioned above has held the position indicated opposite his or her name, except for: Charles Boulanger, who prior to November 2004 was President of Pôle Québec Chaudière-Appalaches (economic development agency), prior to March 2003, an associate with Phénix Capital Inc. (consulting company) and prior to September 2001, Executive Vice-President and Chief Operating Officer of Prolab Technologies Inc. (manufacturer of specialty lubricants); John Dempsey, who prior to November 2004 was President of COFICO Inc. (consulting company), prior to November 2001, Vice-President, Corporate Finance with Sprott Securities Inc. (securities dealer) and prior to February 2001, Vice-President, Corporate Finance with BLC Securities Inc. (securities dealer); and Dr. Serge Yelle, who prior to January 2002 was General Manager of Fonds d'investissement bioalimentaire, s.e.c. (investment fund). As of February 28, 2006, the Directors and Executive Officers hold as a group 1,310,868 Subordinate Voting Shares representing 8.2% of such class of shares.

8.3 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To our knowledge and based upon information provided to us by our directors and executive officers, none of such directors or executive officers:

(a) is, as at the date of this Annual Information Form, or has been, within 10 years before the date of this Annual Information Form, a director or executive officer of any company that, while such person was acting in that capacity:

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, state the fact; or

(b) has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer; or

(c) has, since January 1, 2001, been subject to:

  (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

  (ii) any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision;

except for:

Pierre Laurin, the Chairman of our Board of Directors, was from May 1999 to May 2003 a director of Microcell Telecommunications Inc. Microcell Telecommunications Inc. entered into a Plan of Reorganization and of Compromise and Arrangement with its creditors and shareholders effective May 1, 2003 pursuant to the Companies' Creditors Arrangement Act (Canada). Mr. Laurin was a member of the Special Committee of the Board of Directors of Microcell Telecommunications Inc. created in connection with the foregoing restructuring;

Placide Poulin has been a director of Groupe Bikini Village Inc. (formerly Groupe Les Ailes de la Mode Inc.) since 2004. Bikini Village completed a capital reorganisation plan on August 2, 2004 pursuant to the *Companies Creditors Arrangement Act* (Canada) ("CCAA") and the *Canada Business Corporations Act* ("CBCA"). Its plan of transaction and arrangement under the CCAA has been recently sanctioned; and

Jocelyn Harvey was a minority shareholder and director of a private company controlled by members of his family. In June 1996, the company made an assignment of its assets to its creditors. Following claims against Mr. Harvey by certain creditors of the company, resulting from personal guarantees given by him, Mr. Harvey made a proposal to his creditors in October 1997 pursuant to the *Bankruptcy and Insolvency Act* (Canada). The proposal was accepted and paid in full on January 30, 1998.

9. LEGAL PROCEEDINGS

9.1 Legal Proceedings

We are not involved in any legal proceedings which are material to our operations.

10. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in section 3.8 entitled "Relationship with Æterna Zentaris" above and as set out below, we have not completed a material transaction within the three most recently completed fiscal years or during the current fiscal year to the date hereof in which any of our

directors, executive officers or principal shareholders, or any of their associates or affiliates, had any material interest, either direct or indirect.

In March 2004, we entered into an unsecured loan agreement with Fonds de solidarité des travailleurs du Québec (FTQ) in the amount of approximately $11.5 million. The proceeds of the loan were used by us in connection with the acquisition of Pure Encapsulations. The loan currently bears interest at a rate of 7% per annum and matures in June 2009. Fonds de solidarité des travailleurs du Québec (FTQ) is the holder of more than 10% of our outstanding Subordinate Voting Shares.

11. TRANSFER AGENT AND REGISTRAR

11.1 Transfer Agent and Registrar

The transfer agent and registrar for the Subordinate Voting Shares is National Bank Trust Inc. at its principal offices in Montreal and Toronto.

12. MATERIAL CONTRACTS

12.1 Material Contracts

Except for contracts entered into in the ordinary course of business and as set out below, the only contracts entered into by us during the most recently completed fiscal year which may be regarded as material to the Corporation are:

(i) the agreement dated December 8, 2005 with respect to the acquisition of all of the outstanding shares of HVL Parent Incorporated, referred to in section 2.6 entitled "Significant Acquisition" above; and

(ii) the agreement dated January 24, 2005 relating to the acquisition of the operating assets of MultiChem Import Export Inc. and MultiChem Trading Inc., referred to in section 2.5 entitled "Fiscal 2005" above.

Additional information regarding material contracts to which we are a party is set out on page 51 of our prospectus dated March 29, 2005 under the heading "Material Contracts", which section is hereby incorporated by reference into this Annual Information Form. Our prospectus is available on SEDAR at *www.sedar.com.*

13. EXPERTS

The Corporation's auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have prepared an independent auditors' report dated February 27, 2006 in respect of the Corporation's consolidated financial statements with accompanying notes as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Quebec.

14. AUDIT COMMITTEE INFORMATION

Multilateral Instrument 52-110 – *Audit Committees* ("MI 52-110") requires issuers to disclose in their annual information forms certain information with respect to the existence, charter, composition, and education and experience of the members of their audit committees, as well as all fees paid to external auditors. The charter of our Audit Committee is attached as Schedule C to Management Proxy Circular dated March 10, 2006, available on SEDAR at *www.sedar.com* and is also accessible on our website at *www.atrium-bio.com.*

14.1 Composition of the Audit Committee

Yvon Bolduc, Gérard Limoges, FCA, who is the chair of the Committee, and Jacques Gauthier are the members of the Corporation's Audit Committee, each of whom is independent and financially literate within the meaning of MI 52-110.

14.2 Education and Relevant Experience

The education and related experience of each of the members of the Audit Committee is described below.

Yvon Bolduc – Mr. Bolduc, who prior to his appointment as President and Chief Executive Officer was Executive Vice-President, Investments at Fonds de solidarité des travailleurs du Québec (FTQ) from December 2002 to February 2006, and prior to December 2002 was Vice-President, Corporate Development of Canada Post Corporation.

Gérard Limoges – Mr. Limoges served as the Deputy Chairman of Ernst & Young LLP Canada until his retirement in September 1999. After a career of 37 years with Ernst & Young, Mr. Limoges has been devoting his time as a director of a number of companies. Mr. Limoges began his career with Ernst & Young in Montreal in 1962. He graduated from the Management School of *Université de Montréal (HEC Montréal).*

Jacques Gauthier – Mr. Gauthier is currently Senior Vice-President and Chief Operating Officer of Kruger, Energy Group, a division of Kruger Inc. Before September 2003, he was President and Chief Executive Officer at Boralex Inc., a company involved in the energy sector.

14.3 Pre-Approval Policies and Procedures

The mandate of the Audit Committee provides that it is such committee's responsibility to approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for the pre-approval of such services. The audit committee mandate also provides for the approval by such committee of non-audit fees.

14.4 External Auditor Service Fees

In addition to performing the audit of the Corporation's consolidated financial statements and its subsidiaries, PricewaterhouseCoopers LLP provided other services to the Corporation and its subsidiaries and they billed the Corporation and its subsidiaries the following fees for each of the Corporation's two most recently completed financial years:

FEES	FINANCIAL YEAR ENDED DECEMBER 31, 2005 ($)	FINANCIAL YEAR ENDED DECEMBER 31, 2004 ($)
Audit Fees(1)	267,397	154,978
Audit-Related Fees(2)	–	261,273
Tax Fees(3)	25,110	57,298
All Other Fees(4)	191,213	44,766
TOTAL FEES:	**483,720**	**518,315**

(1) Refers to the aggregate fees billed by our external auditor for audit services.

(2) Refers to the aggregate fees billed for assurance and related services by our external auditor that are reasonably related to the performance of the audit or review of our financial statements and are not reported under (1) above, including professional services rendered by our external auditor for accounting consultations on proposed transactions, and consultations related to accounting and reporting standards.

(3) Refers to the aggregate fees billed for professional services rendered by our external auditor for tax compliance, tax advice, and tax planning.

(4) Refers to the aggregate fees billed for products and services provided by our external auditor, other than the services reported under (1), (2) and (3) above. These fees were primarily incurred in connection with the preparation of a prospectus filed by us as part of our initial public offering, which was filed in April 2005.

15. ADDITIONAL INFORMATION

15.1 Additional Information

Additional information, including directors' and officers' remuneration and indebtedness, the principal securityholders of the Corporation, securities authorized for issuance under equity compensation plans is contained in our Management Proxy Circular dated March 10, 2006, available on SEDAR at *www.sedar.com*. Additional financial information is provided in the Corporation's consolidated financial statements and MD&A for the financial year ended December 31, 2005. All are available on SEDAR.

All information incorporated by reference into this Annual Information Form is contained or included in one of our continuous disclosure documents filed with the Canadian securities regulatory authorities which may be viewed on SEDAR at *www.sedar.com*. Where a section of this Annual Information Form incorporates by reference information from one of our other continuous disclosure documents, such section makes specific reference to the document in which such information is originally contained or included, as well as to the relevant page and/or section.

16. FORWARD-LOOKING STATEMENTS

16.1 Forward-Looking Statements

Certain statements in this document are forward-looking and prospective. Such statements reflect management's expectations regarding future growth, operating results, performance and business prospects and opportunities. Wherever possible, words such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "continue" or the negatives of these terms or variations of them or similar terminology have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. A number of factors could cause our actual results, performance or achievements in future periods to differ materially from the results discussed or implied in the forward-looking statements. These risks include, among others, business conditions in the pharmaceutical and related industries, as well as the general economy, changes in governmental regulation, changes in the healthcare industry, competitive factors such as those influencing expenditures for research and development, or the availability of markets for the Corporation's products. Although the forward-looking statements contained in this Annual Information Form are based upon what management believes to be reasonable assumptions, we can provide no assurance that actual results will be consistent with these forward-looking statements. The forward-looking statements contained in this Annual Information Form are made as of the date hereof and the Corporation disclaims any intention, and assumes no obligation, to update or revise these forward-looking statements to reflect new events or circumstances.


ATRIUM
BIOTECHNOLOGIES

MANAGEMENT PROXY OF THE CORPORATION FOR THE ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

The undersigned shareholder of ATRIUM BIOTECHNOLOGIES INC. hereby appoints Mr. Pierre Laurin, Quebec, Canada, or, failing him, Mr. Luc Dupont, Quebec, Canada, or, in their place,

______________________ of ______________________________________
(Name) (Address)

as the proxy of the undersigned to attend, act and vote for and on behalf of the undersigned at **the Annual Meeting of the Shareholders of the Corporation to be held at the Ritz Carlton, 1228, Sherbrooke Street West, Montreal, Suite "Or & Gris", May 2, 2006 at 10:30 a.m. (Montreal time)** and **at any adjournment thereof.**

The shares represented by this proxy will be voted pursuant to the instructions given below. All of the shares represented by this proxy will be voted or will be the subject of an abstention, as specified by the shareholder. However, if no instructions are given, this proxy will be voted FOR the proposals set out herein.

	(MARK WITH AN X)	
To elect Yvon Bolduc, Alain Bouchard, Dr. Éric Dupont, Luc Dupont, Jacques Gauthier, Yves Julien, Pierre Laurin, Gérard Limoges et Placide Poulin, whose places of residence are indicated in the management proxy circular accompanying this proxy, as directors of the Corporation.	FOR ABSTENTION	☐ ☐
To appoint PricewaterhouseCoopers LLP as auditors and to authorize the directors to determine their compensation.	FOR ABSTENTION	☐ ☐

DISCRETIONARY AUTHORITY IS HEREBY CONFERRED with respect to any amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. The Corporation's management is not aware of any such amendments, variations or other matters to be presented at the Meeting.

DATED this ______ day of ______ 2006

*** A shareholder has the right to appoint a person to attend and act for and on behalf of him/her at the Meeting other than the person designated above and may do so by inserting such other person's name in the blank space provided.**

____
SIGNATURE OF SHAREHOLDER

This proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal, by a duly authorized officer or attorney thereof. Remember to date and sign this proxy. If the proxy is not dated, it shall be deemed to bear the date on which it was mailed by management.

REFERENCE IS MADE TO THE ENCLOSED MANAGEMENT PROXY CIRCULAR.

(Français au verso)


ATRIUM
BIOTECHNOLOGIES

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
and
MANAGEMENT PROXY CIRCULAR

Atrium Biotechnologies Inc.

March 10, 2006


ATRIUM
BIOTECHNOLOGIES

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of Atrium Biotechnologies Inc. (the "Corporation") will be held at the Ritz-Carlton, 1228, Sherbrooke Street West, Montreal (Quebec), on Tuesday, May 2, 2006, at 10:30 a.m. (Montreal time) for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2005, together with the auditors' report thereon;
2. to elect directors;
3. to appoint auditors and authorize the directors to determine their compensation; and
4. to transact such other business as may properly come before the meeting.

By order of the Board of Directors,

Manon Deslauriers
Corporate Secretary

Quebec City, Quebec, March 10, 2006

Shareholders unable to attend the meeting are requested to complete and sign the enclosed form of proxy and return it in the stamped envelope provided. To be valid, proxies must reach the office of National Bank Trust Inc., Share Ownership Management, 1100 University Street, 9th Floor, Montreal, Quebec, H3B 2G7, no later than at the close of business on the last business day preceding the date of the meeting or any adjournment thereof.

Atrium Biotechnologies Inc., 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, G1P 4P5

MANAGEMENT PROXY CIRCULAR

1. SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation, by the Management of Atrium Biotechnologies Inc. (the "Corporation"), of proxies to be used at the annual meeting of shareholders of the Corporation (the "Meeting"), to be held on Tuesday, May 2, 2006, at the time and place and for the purposes set forth in the Notice of Annual Meeting of shareholders (the "Notice of Meeting") or any adjournment thereof.

Unless otherwise indicated, the information contained in this Circular is given as of February 28, 2006. All dollar amounts in this Management Proxy Circular refer to Canadian dollars, unless otherwise indicated.

The solicitation will be conducted primarily by mail; some proxies may also be solicited directly in the case of directors, officers or employees of the Corporation, but without further compensation. The Corporation may also reimburse brokers and other persons holding the Corporation's subordinate voting shares or Multiple voting shares on their behalf or on behalf of nominees, for costs incurred in sending the proxy documents to principals and to obtain their proxies. The Corporation will assume the costs of solicitation, which are expected to be minimal.

2. APPOINTMENT OF PROXYHOLDERS

The persons named as proxyholders in the enclosed form of proxy are directors or officers of the Corporation. A shareholder may appoint a person other than the persons indicated in such proxy form to act as his or her proxyholder. To do so, the shareholder must write the name of such person in the appropriate space on the form of proxy. In order to ensure they are counted, duly completed proxies must be received at the office of National Bank Trust Inc., Share Ownership Management, 1100 University Street, 9th Floor, Montreal, Quebec, H3B 2G7, no later than at the close of business on the last business day preceding the date of the Meeting or any adjournment thereof, or they may be delivered to the Chairman at the Meeting or at any adjournment thereof. A person acting as proxyholder need not be a shareholder of the Corporation.

3. REVOCATION OF PROXIES

A shareholder giving a proxy may revoke it at all times by a document signed by him or her or by a proxyholder authorized in writing or, if the shareholder is a corporation, by a document signed by an officer or a proxyholder duly authorized, given to the Corporate Secretary of the Corporation at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, G1P 4P5, until the last business day, inclusively, preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or to the Chairman of such meeting on the day of the Meeting or any adjournment thereof.

4. NON-REGISTERED HOLDERS OF SHARES

The information set forth in this section should be reviewed carefully by the non-registered shareholders of the Corporation. Shareholders who do not hold their shares in their own name should note that only proxies deposited by shareholders who appear on the records maintained by the Corporation's registrar and transfer agent as registered holders of shares will be recognized and acted upon at the Meeting.

Non-registered shareholders may vote shares that are held by their nominees in one of two manners. Applicable securities laws and regulations, including National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer*, require nominees of non-registered shareholders to seek their voting instructions in advance of the Meeting. Non-registered shareholders will receive (or will have received) from their nominees either a request for voting instructions or a proxy form for the number of shares held by them. The nominees' voting instructions or proxy forms will contain instructions relating to signature and return of the document and these instructions should be carefully read and followed by non-registered shareholders to ensure that their shares are accordingly voted at the Meeting.

Non-registered shareholders who would like their shares to be voted for them must therefore follow the voting instructions provided by their nominees.

Non-registered shareholders who wish to vote their shares in person at the Meeting must insert their own name in the space provided on the request for voting instructions or proxy form, as the case may be, in order to appoint themselves as proxyholder and follow the signature and return instructions provided by their nominees. Non-registered shareholders who appoint themselves as proxyholders should present themselves at the Meeting to a representative of National Bank Trust Inc. Non-registered shareholders should not otherwise complete the form sent to them by their nominees as their votes will be taken and counted at the Meeting.

All references to "shareholders" in this Management Proxy Circular and the accompanying form of proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

5. VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The shares conferring voting rights at the Meeting are Subordinate Voting Shares and Multiple Voting Shares. Each Subordinate Voting Share confers the right to one vote and each Multiple Voting Shares to two votes, subject to the condition that the Subordinate Voting Shares entitle the holders thereof to two votes per share on any vote in respect of the Corporation's liquidation, dissolution or winding-up or the sale, lease or exchange of all or substantially all of the Corporation's property. The holders of Subordinate Voting Shares and Multiple Voting Shares shall vote as a single class in respect of all matters on which the shareholders are required to vote, save for any matter for which the shareholders are entitled to vote separately pursuant to the law. As at February 28, 2006, there were 16,034,447 Subordinate Voting Shares and 14,000,000 Multiple Voting Shares issued and outstanding and the voting rights attached to the Subordinate Voting Shares represented 36.4% of the voting rights attached to all of the Corporation's voting securities.

Holders of Subordinate Voting Shares and Multiple Voting Shares, entered on the list of shareholders compiled at the close of business (Montreal time) on March 10, 2006, will have the right to vote at the Meeting or at any adjournment thereof if they are present or represented by a proxyholder.

Conversion Rights

Each Multiple Voting Share is convertible at any time at the holder's option into one fully paid and non-assessable Subordinate Voting Share. Multiple Voting Shares will be automatically converted into Subordinate Voting Shares, on a one-for-one-basis, in the circumstances described in the section "Description of Share Capital" in the Corporation's Prospectus dated March 29, 2005 available on SEDAR at **www.sedar.com** or a copy may be obtained from the Secretary of the Corporation and will be provided free of charge.

Coattail Agreement

In addition to the foregoing, the Corporation has entered into an agreement (the "Coattail Agreement") with Æterna Zentaris Inc. ("Æterna Zentaris") and National Bank Trust Inc., as trustee for the holders of the Subordinate Voting Shares. The Coattail Agreement provides, among other things, that Æterna Zentaris will not sell any Multiple Voting Shares in circumstances which would have required, under applicable securities legislation, the same offer to be made to the holders of the Subordinate Voting Shares, had the sale been of Subordinate Voting Shares rather than Multiple Voting Shares. Any sale of Multiple Voting Shares pursuant to the Coattail Agreement is subject to the Corporation's Articles.

To the knowledge of the directors and officers of the Corporation, the only persons who as of February 28, 2006 are beneficial owners of, directly or indirectly, or exercise power or control over shares conferring more than 10% of the voting rights attached to each class of participating and issued and outstanding shares of the Corporation are indicated in the table below:

Name of Shareholder	**Multiple Voting Shares**		**Subordinate Voting Shares**		**Total Percentage of Voting Rights**	**Total Percentage of Equity**
	Number	%	Number	%	%	%
Æterna Zentaris Inc.	14,000,000	100	537,996	3.36	64.81	48.40
SGF Soquia Inc.	–	–	3,316,667	20.68	7.53	11.04
Fonds de solidarité des travailleurs du Québec (FTQ)	–	–	2,600,000	16.22	5.90	8.66

6. PRESENTATION OF THE FINANCIAL STATEMENTS

The Annual Report including the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2005 and the auditors' report thereon will be submitted at the Meeting.

7. EXERCISE OF VOTING RIGHTS BY PROXIES

The persons named as proxies will vote or withhold from voting the shares in respect of which they are appointed or vote for or against any particular question, in accordance with the direction of the shareholders appointing them. **In the absence of such direction, such shares will be voted in favour of all matters identified in the attached Notice of Meeting.** The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Management Proxy Circular, the Management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting other than the matters referred to in the Notice of Meeting.

8. ELECTION OF DIRECTORS

The Corporation's Articles provide that the Board of Directors (sometimes referred to as the "Board") of the Corporation shall be composed of a maximum of ten directors. Directors are generally elected annually, but the Board of Directors may appoint additional directors throughout the year. Management of the Corporation proposes the nine persons named in the table below as candidates for election as directors. Each elected director will remain in office until adjournment of the next annual meeting of the shareholders or until his or her successor is elected or appointed, unless his or her post is vacated earlier. Each of the candidates proposed by Management of the Corporation is currently a director of the Corporation and has been a director since the date indicated below.

Unless instructions are given to abstain from voting with regard to the election of directors, the persons whose names appear on the enclosed form of proxy will vote in favour of the election of the nine nominees whose names are set out in the table below. Management of the Corporation does not foresee that any of the following nominees listed below will be unable or, for any reason, unwilling to perform his or her duties as director. In the event that the foregoing occurs for any reason, prior to the election, the persons indicated on the enclosed form of proxy reserve the right to vote for another candidate of their choice unless otherwise instructed by the shareholder in the form of proxy to abstain from voting on the election of directors.

Name and place of residence	Principal occupation	Director Since	Number of Subordinate Voting Shares held in the Corporation
Yvon Bolduc [2] Montreal, Quebec Canada	President and Chief Executive Officer Fonds de solidarité des travailleurs du Québec (FTQ) (labour-sponsored development capital fund)	2003	–
Alain Bouchard [3] Lorraine, Quebec Canada	President and Chief Executive Officer Alimentation Couche-Tard Inc. (convenience store operator)	2002	10,000
Dr. Éric Dupont [1][3] Île d'Orléans, Quebec Canada	Executive Chairman of the Board Æterna Zentaris Inc. (biopharmaceutical company)	1999	40,000
Luc Dupont [1] Quebec, Quebec Canada	President and Chief Executive Officer of the Corporation	1999	1,066,668
Jacques Gauthier [2][3] St-Bruno, Quebec Canada	Senior Vice President and Chief Operating Officer Kruger, Energy Group, a division of Kruger Inc. (pulp and paper company)	2004	1,200
Yves Julien [4] Montreal, Quebec Canada	Corporate Finance Consultant YJ Financial Corporation (Consulting company)	2006	–
Pierre Laurin [1] Montreal, Quebec Canada	Chairman of the Board of the Corporation Executive-in-residence, HEC Montreal (business school)	2000	180,000
Gérard Limoges [2] Montreal, Quebec Canada	Corporate Director (former deputy chairman, Ernst & Young LLP, Chartered Accountants)	2004	–
Placide Poulin [5] Sainte-Marie-de-Beauce Quebec, Canada	President, Camada Group Inc. (Investment company) Founder of MAAX Inc.	2005	8,000

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Corporate Governance, Nominating and Compensation Committee
(4) Mr. Yves Julien was appointed director on March 6, 2006
(5) Mr. Placide Poulin was appointed director on October 31, 2005.

The Corporation does not have any direct information concerning shares beneficially owned by the above mentioned persons or concerning Subordinate Voting Shares of the Corporation over which such persons exercise control or direction. This information was provided by the directors and nominees individually.

The following are brief biographies of two of our directors that were recently appointed by the Board of Directors.

- Mr. Yves Julien has been acting as a corporate finance consultant for large enterprises such as Transcontinental Inc., Metro Inc., National Bank of Canada, BDC, Hydro-Québec, Caisse de dépôt, Société Générale de Financement. From 1981 to 1998 he held the position of managing director at Merrill Lynch. Mr. Julien has a PhD degree in finance from Rensselaer Polytechnic Institute (NY), a Master degree in electrical engineering from MIT and a Bachelor's degree in sciences from the University of Montreal.

- Mr. Placide Poulin has been President of Camada Group Inc. since June 2004. Mr. Poulin is the founder of MAAX Inc. where he held the position of Chairman of the Board and President and Chief Executive Officer from 1970 until 2004.

To the knowledge of the Corporation and based upon information provided to it by the nominees for election to the Board of Directors, no such nominee:

(a) is, as at the date of this Management Proxy Circular, or has been, within 10 years before the date of this Management Proxy Circular, a director or executive officer of any company (including the Corporation) that, while such person was acting in that capacity:

   (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

   (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

   (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets with the exception of:

   Mr. Pierre Laurin was, from May 1999 to May 2003, a director of Microcell Telecommunications Inc. ("Microcell"). Microcell entered into a Plan of Reorganization and of Compromise and Arrangement with its creditors and shareholders effective May 1, 2003 pursuant to the *Companies' Creditors Arrangement Act* (Canada). Mr. Laurin was a member of the special committee of the Board of Directors of Microcell created in connection with the foregoing restructuring; and

   Mr. Placide Poulin has been a director of Groupe Bikini Village Inc. (formerly Groupe Les Ailes de la Mode Inc.) since 2004. Bikini Village completed a capital reorganisation plan on August 2, 2004 pursuant to the *Companies Creditors Arrangement Act* ("CCAA") and the *Canada Business Corporations Act* ("CBCA"). Its plan of transaction and arrangement under the CCAA has been recently sanctioned.

(b) has, within the 10 years before the date of this Management Proxy Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

9. STATEMENT OF EXECUTIVE COMPENSATION

A. Compensation of non-management Directors

In 2005, the Corporation paid a fee of $75,000 to the Chairman of the Board and $10,000 to the Chairman of the Audit Committee. In 2004, the Corporation granted stock options in respect of an aggregate of 340,000 Subordinate Voting Shares to certain of our non-management directors, of which 140,000 became vested in 2005, 100,000 will become vested in 2006 and 100,000 in 2007.

The Board of Directors approved the following directors' compensation policy that will be applicable in 2006:

- An annual retainer of $15,000 is payable to a non-management director
- An annual retainer of $6,000 is payable to the President of the Audit Committee
- An annual retainer of $4,000 is payable to the President of other Committees
- A fee of $1,000 per Board or Committee meeting attended
- A fee of $750 per Board or Committee telephone meeting attended

Except for the Chairman of the Board to whom the same compensation will be payable in 2006, no annual retainer or fee shall be paid to directors who continue to vest stock options.

Non-management directors are reimbursed for travel and other out-of-pocket expenses incurred while attending Board or Committee meetings.

The number of Board of Directors meetings held during the year ended December 31, 2005 and the attendance records are presented in Schedule A to this Management Proxy Circular, "Statement of Corporate Governance Practices".

B. Compensation of Executive Officers

The following table sets forth detailed information on the compensation of the President and Chief Executive Officer, the Vice President Finance and Chief Financial Officer and the Corporation's three other most highly compensated executive officers (collectively, the "Named Executive Officers"), for services rendered in all capacities during the financial years ended December 31, 2005, 2004 and 2003.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-term Compensation			
					Awards		Payouts	
Name and principal occupation	Year	Salary ($)	Bonus ($)	Other annual compensation[1] ($)	Securities under options (#)	Shares or units subject to resale restrictions ($)	LTIP payouts ($)	All other benefits ($)
Luc Dupont President and Chief Executive Officer	2005 2004 2003	287,500 200,000 197,917	160,000 160,000 50,000	— — —	— 1,000,000 —	— — —	— — —	— — —
John Dempsey[2] Vice President Finance and Chief Financial Officer	2005 2004 2003	175,000 24,453 —	50,000 — —	— — —	— 200,000 —	— — —	— — —	— — —
Richard Bordeleau President, Health and Nutrition Division	2005 2004 2003	179,375 175,000 173,958	75,000 60,000 13,900	— — —	— 58,000 —	— — —	— — —	— — —
Charles Boulanger[3] President Active Ingredients & Specialty Chemicals Division	2005 2004 2003	175,000 21,875 —	60,000 — —	— — —	— 200,000 —	— — —	— — —	— — —
Jocelyn Harvey Vice President, Mergers and Acquisitions	2005 2004 2003	148,125 132,973 130,990	63,750 60,000 53,170	— — —	— 58,000 —	— — —	— — —	— — —

(1) Perquisites and other personal benefits that do not exceed the lesser of $50,000 or 10% of annual salary and bonuses are not included in this column.
(2) John Dempsey was appointed Vice President Finance and Chief Financial Officer in November 2004.
(3) Charles Boulanger was appointed President of the Active Ingredients & Specialty Chemicals Division in November 2004.

C. Stock Option Plan Information

The Corporation has established a stock option plan for its directors, executive officers, employees, and persons providing continuous services to the Corporation (the "Stock Option Plan") in order to attract and retain such persons, who will be motivated to work towards ensuring the Corporation's success. The Board has full and complete authority to interpret the Stock Option Plan and to establish the applicable rules and regulations and to make all other determinations it deems necessary or useful for the administration of the Stock Option Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which the securities of the Corporation are then traded and with all relevant securities legislation. Individuals eligible to participate under the Stock Option Plan will be determined by the Board of Directors under the recommendation of the Corporate Governance, Nominating and Compensation Committee, as the case may be.

Options granted under the Stock Option Plan may be exercised at any time within a maximum period of ten years following the date of their grant. The Board of Directors designates, at its discretion, the individuals to whom stock options are granted under the Stock Option Plan and determines the number of Subordinate Voting Shares covered by each of such options, the grant date, the exercise price of each option, the expiry date, the vesting schedule and any other question relating thereto, in each case in accordance with the applicable rules and regulations of the securities regulatory authorities. The price at which the Subordinated Voting Shares may be purchased may not be lower than the volume weighted average trading price of the Subordinate Voting Shares on the TSX for the five trading days immediately preceding the day on which an option is granted. Options granted under the Stock Option Plan generally vest in equal tranches over a five-year period (20% each year, starting on the first anniversary of the grant date) or as otherwise determined by the Board of Directors.

Options granted under the Stock Option Plan are not transferable other than by will or by the laws of succession of the domicile of the deceased optionee.

Under the Stock Option Plan, if an optionee's employment or service provider relationship with the Corporation is terminated for cause, options not then exercised terminate immediately. If an optionee dies or becomes, in the determination of our Board of Directors, permanently disabled, options may be exercised for that number of Subordinate Voting Shares which the optionee was entitled to acquire at the time of death or permanent disability, as the case may be. Such options may be exercised for a period of one year after the date of death or permanent disability. Upon an optionee's employment, office, directorship or service provider relationship with the Corporation terminating or ending other than by reason of death, permanent disability or termination for cause, options may be exercised for that number of Subordinate Voting Shares which the optionee was entitled to acquire at the time of such termination. Such options may be exercised for a period of 30 days after such date.

The maximum number of Subordinate Voting Shares that may be issued under the Stock Option Plan is currently 4,267,000. Under the Stock Option Plan, no single optionholder may hold options to purchase more than 5% of the Corporation's issued and outstanding Subordinate Voting Shares.

The Board of Directors may, at any time, with the prior approval of the relevant regulatory authorities, amend, suspend or terminate the Stock Option Plan in whole or in part, although in the event of an amendment that may adversely affect any option rights previously granted to an optionee, the optionee's consent must be obtained, except to the extent required by law.

Options granted during the most recently completed financial year

No option has been granted to the Named Executive Officers during the financial year ended December 31, 2005.

Options exercised during the most recently completed financial year and financial year-end option values

The following table summarizes for each of the Named Executive Officers the number of Subordinate Voting Shares acquired on options exercised, if any, during the financial year ended December 31, 2005, the aggregate value realized upon exercise, the total number of Subordinate Voting Shares covered by unexercised options, if any, held at December 31, 2005, and the value of such unexercised options as at the same date. During the financial year ended December 31, 2005, an aggregate of 387,000 options were exercised at prices varying from $2.50 to $4.21 by all optionholders under the Stock Option Plan.

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Unexercised options at FY-end 2005 (#) Exercisable/ Unexercisable	Value of unexercised in-the-money options at FY-end 2005[(1)] ($) Exercisable/ Unexercisable
Luc Dupont	—	—	500,000 / 500,000	4,395,000 / 4,395,000
John Dempsey	—	—	40,000 / 160,000	351,600 / 1,406,400
Richard Bordeleau	—	—	232,000 / 66,000	2,417,760 / 589,260
Charles Boulanger	—	—	40,000 / 160,000	351,600 / 1,406,400
Jocelyn Harvey	—	—	200,000 / 58,000	2,100,000 / 509,820

(1) The value of an unexercised in-the-money option at financial year-end is the difference between the exercise price of the option and the closing price of a Subordinate Voting Share on the TSX on December 31, 2005, namely $13.00. These values have not been and may never be realized. The options have not been and may never be exercised; actual gains, if any, upon exercise will depend upon the value of the Subordinate Voting Shares on the date of the exercise. There can be no assurance that these values will ever be realized. Values of unexercised options are based on the exercise price varying from $2.50 to $4.21, as applicable at the specific grant dates.

D. Employment Agreements

The Corporation has entered into employment agreements (the "Employment Agreements") with each of the Named Executive Officers. The Employment Agreements provide that the Corporation will pay the executives a base salary and an annual bonus. The Employment Agreements have an indefinite term.

In addition, these agreements provide in the case of dismissal without cause, for severance payments ranging from 6 months to two years of base salary.

E. Report of the Corporate Governance, Nominating and Compensation Committee on Executive Compensation

Composition of the Committee

On December 31, 2005, the Corporate Governance, Nominating and Compensation Committee (for the purposes of this section E, the Corporate Governance, Nominating and Compensation Committee is defined as the "Committee") was composed of three directors, namely Mr. Alain Bouchard, Dr. Éric Dupont and Mr. Jacques Gauthier, who is the chair of the Committee.

Mandate of the Committee

The mandate of the Committee (attached as Schedule B to this Management Proxy Circular) is to assist the Board in developing the Corporation's approach to corporate governance issues, propose new Board nominees and assess the effectiveness of the Board and its Committees. The Committee also assists the Board in assuming its responsibilities relating to executive and other human resources hiring, assessment, compensation and succession planning. The Committee examines matters relating to the compensation of executive officers of the Corporation, including the Chairman of the Board as well as the President and Chief Executive Officer; the Committee than makes its recommendations to the Board. Once a year, the Committee reviews the executive officer succession planning process and makes its recommendations to the Board.

Executive Compensation Policy

The Corporation's executive compensation policy is designed to attract, retain and reward highly qualified individuals and motivate them to achieve performance objectives aligned with the Company's vision and strategic orientation and consistent with shareholders value creation. The Corporation's goal is to provide industry competitive remuneration consistent with responsibility level, experience and performance.

Short-term Incentive Compensation

The executive compensation program includes a base salary, performance bonuses and stock options. The short-term compensation which includes base salaries and annual performance bonuses is consistent with compensation provided for executives of companies in local markets of comparable size and type facing similar operating and financial issues. The criteria to achieve the performance bonus are set annually and are based on the attainment of minimal revenue and profit levels established in relation to the Corporation's budget approved by the Board of Directors as well as the Corporation's strategic objectives. Certain of the executive officers' bonus criteria are based on divisional performance and others on performance on a consolidated basis. These objectives are set at the beginning of each financial year as part of the review of the corporate strategies.

Long-term Compensation of Executive Officers

The long-term component of the executive officers' aggregate compensation is based on the Corporation's Stock Option Plan. This Plan permits the granting of a number of options that varies in accordance with the contribution of the officers and their responsibilities. To encourage retention and focus management on developing and successfully implementing the continuing growth strategy of the Corporation, stock options are generally vested over a period of five years.

Control and Revision of the Compensation Plan

The Committee must ensure that the compensation of the Corporation's executive officers is consistent with the aggregate compensation policy of the Corporation.

Compensation of the President and Chief Executive Officer

The compensation of the President and Chief Executive Officer is along the lines of the Corporation's policy on management compensation. The President and Chief Executive Officer received a bonus pursuant to the Corporation's short-term incentive plan. The annual bonus paid in 2005 reflected his performance in relation with Corporation's objectives as reviewed by the Committee.

Conclusion

In accordance with the Corporation's executive compensation policy, a significant portion of the compensation of its executive officers is related to the performance of the Corporation, the responsibilities inherent in their duties and, in particular, the performance of the Corporation's publicly traded Subordinate Voting Shares and their long-term appreciation. The Committee reviews the compensation programs of the executive officers annually in order to ensure their competitiveness and compliance with the objectives, values and strategies of the Corporation.

If the circumstances so require, the Committee may recommend employment conditions that are different from the policies in effect as well as the execution of non-standard employment contracts by the Corporation.

By the Corporate Governance, Nominating and Compensation Committee:

Alain Bouchard
Éric Dupont
Jacques Gauthier

10. PERFORMANCE GRAPH

On February 28, 2006, the closing price of the Subordinate Voting Shares on the TSX was $15.50 per share. The following graph shows the cumulative return of a $100 investment in the Subordinate Voting Shares, made on April 6, 2005 on the TSX, compared with the total return of the S&P/TSX Composite Index for the period shown on this graph.


$175
$150
$125
$100
$75
ATB.sv
S&P/TSX
April 6, 2005
July 6, 2005
October 6, 2005
January 6, 2006
February 28, 2006

11. SECURITY BASED COMPENSATION ARRANGEMENTS

A. Securities Authorized for Issuance under Equity Compensation Plans

The only compensation plan of the Corporation under which equity securities of the Corporation are authorized for issuance is the Stock Option Plan. The following table sets forth, as at December 31, 2005, the information with respect to all of the Corporation's compensation plans pursuant to which equity securities of the Corporation are authorized for issuance.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights ($)	(c) Number of securities remaining available for further issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders: (Stock Option Plan)	**3,218,500**	**3.70**	**661,500**
Equity compensation plans not approved by securityholders	–	–	–
TOTAL	**3,218,500**	**3.70**	**661,500**

B. Principal Terms of the Corporation's Stock Option Plan

Effective January 1, 2005, companies listed on the TSX are required to disclose on an annual basis, in their information circulars, or other annual disclosure documents distributed to all security holders, the terms of their security based compensation arrangements and any amendments adopted to such arrangements during the most recently completed financial year. Under the rules of the TSX Company Manual, security based compensation arrangements include, for example, stock option plans, stock purchase plans where the listed issuer provides financial assistance or where the listed issuer matches the whole or a portion of the securities being purchased, and any other compensation or incentive mechanism involving the issuance or potential issuance of securities of the listed issuer. In general, arrangements or plans that do not involve the issuance from treasury or potential issuance from treasury of securities of the listed issuer are not security based compensation arrangements for the purposes of the TSX Company Manual rules. The Corporation currently has in place only one such security based compensation arrangement, namely its Stock Option Plan, the principal terms of which are described at Section 9.C of this Circular under the heading "STATEMENT OF EXECUTIVE COMPENSATION – Stock Option Plan Information".

In November 2000, the Board of Directors approved a stock option plan, which provides for the granting of options to acquire Subordinate Voting Shares to the Corporation's employees, directors and service providers. The stock option plan was amended in May 2002. At the time of our initial public offering, on April 6, 2005, 3,667,000 options were outstanding.

In February 2005, the Corporation's Board of Directors adopted the Stock Option Plan, which entered into effect upon the closing of the Corporation's initial public offering, on April 6, 2005. At that time, all options issued and outstanding under our initial stock option plan became subject to the Stock Option Plan and no further options were granted under the initial plan.

Under the Stock Option Plan, our Board of Directors may grant options to acquire subordinate voting shares to our directors, officers, employees and service providers, and those of our subsidiaries.

As at February 28, 2006, 424,000 Subordinate Voting Shares had been issued and 3,843,000 Subordinate Voting Shares remain available for issuance under the Corporation's Stock Option Plan representing, respectively, 0.1% and 12.8% of all issued and outstanding shares. Furthermore, 3,181,500 Subordinate Voting Shares are issuable under unexercised options currently issued and outstanding, representing 10.6% of all issued and outstanding shares.

12. STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In 2005, the Canadian Securities Administrators (the "CSA") adopted Multilateral Instrument 58-101-*Disclosure of Corporate Governance Practices* (the "CSA Disclosure Instrument") and National Policy 58-201-*Corporate Governance Guidelines* (the "CSA Governance Policy"). The CSA Governance Policy provides guidance on governance practices for Canadian issuers. The CSA Disclosure Instrument requires issuers to make the prescribed disclosure regarding their governance practices. The Board of Directors of the Corporation considers good corporate governance to be important to the effective operations of the Corporation. The Corporate Governance, Nominating and Compensation Committee makes recommendations regarding the compliance of the Corporation's practices with the CSA Governance Policy and oversees disclosure obligations related thereto. The Committee proposes changes to the Corporation's corporate governance practices and, where applicable, amends its governance practices from time to time.

Pursuant to the requirements of the CSA Disclosure Instrument, the Corporation sets out in Schedule A to this Management Proxy Circular the disclosures required by the CSA Disclosure Instrument (which are set out in Form 58-101F1 of the CSA Disclosure Instrument) and provides a response to each item, which together, describe how the Corporation has integrated these "best practices" of corporate governance.

13. APPOINTMENT OF AUDITORS AND AUDIT COMMITTEE DISCLOSURE

A. Appointment of Auditors

The Board of Directors of the Corporation proposes that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed as auditors of the Corporation and that the Directors of the Corporation be authorized to determine their compensation. PricewaterhouseCoopers have acted as auditors of the Corporation since the financial year ended December 31, 2000.

Unless instructed to abstain from voting with regard to the appointment of auditors, the persons whose names appear on the enclosed form of proxy will vote in favour of the appointment of PricewaterhouseCoopers LLP and authorizing the Directors of the Corporation to determine their compensation.

B. Audit Committee Disclosure

Multilateral Instrument 52-110 – *Audit Committees* ("MI 52-110") requires issuers to disclose in their annual information forms certain information with respect to the existence, charter, composition, and education and experience of the members of their audit committees, as well as all fees paid to external auditors. The Corporation is including such required disclosure with respect to its Audit Committee in this Management Proxy Circular and is incorporating this information by reference into its Annual Information Form.

Reference is made to the section entitled "Audit Committee Disclosure" of the Corporation's Annual Information Form for the fiscal year ended December 31, 2005 for required disclosure relating to the Audit Committee of the Board of Directors. The Corporation's Annual Information Form is available on SEDAR at **www.sedar.com** and can also be obtained by contacting the Corporate Secretary of the Corporation at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, G1P 4P5, Telephone: (418) 652-1116.

The charter of the Corporation's Audit Committee is attached as Schedule C to this Management Proxy Circular and is also accessible on the Corporation's website at **www.atrium-bio.com**.

Composition of the Audit Committee

Yvon Bolduc, Gérard Limoges, FCA, who is the chair of the Audit Committee, and Jacques Gauthier are the members of the Corporation's Audit Committee, each of whom is independent and financially literate within the meaning of MI 52-110.

Education and Relevant Experience

The education and related experience of each of the members of the Audit Committee is described below.

Yvon Bolduc – Prior to his appointment as President and Chief Executive Officer, Mr. Bolduc was Executive Vice-President, Investment at Fonds de solidarité des travailleurs du Québec (FTQ) from December 2002 to February 2006, and prior to December 2002 was Vice-President, Corporate Development of Canada Post Corporation.

Gérard Limoges – Mr. Limoges served as the Deputy Chairman of Ernst & Young LLP Canada until his retirement in September 1999. After a career of 37 years with Ernst & Young, Mr. Limoges has been devoting his time as a director of a number of companies. Mr. Limoges began his career with Ernst & Young in Montreal in 1962. He graduated from the Management School of *Université de Montréal (HEC Montréal)*.

Jacques Gauthier – Mr. Gauthier is currently Senior Vice-President and Chief Operating Officer of Kruger, Energy Group, a division of Kruger Inc. Before September 2003, he was successively Chief Operating Officer and Executive Vice-President and Chief Executive Officer at Boralex Inc., a company involved in the energy sector.

Pre-Approval Policies and Procedures

Form 52-110F1 requires the Corporation to disclose whether its Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The mandate of the Audit Committee (attached as Schedule C to this Management Proxy Circular) provides that it is such committee's responsibility to approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services. The Audit Committee mandate provides for the approval by such committee of non-audit fees.

External Auditor Service Fees

In addition to performing the audit of the Corporation's consolidated financial statements and its subsidiaries, PricewaterhouseCoopers LLP provided other services to the Corporation and its subsidiaries and they billed the Corporation and its subsidiaries the following fees for each of the Corporation's two most recently completed financial years:

Fees	Financial Year Ended December 31, 2005 ($)	Financial Year Ended December 31, 2004 ($)
Audit Fees[1]	267,397	154,978
Audit-Related Fees[2]	—	261,273
Tax Fees[3]	25,110	57,298
All Other Fees[4]	191,213	44,766
TOTAL FEES	**483,720**	**518,315**

[1] Refers to the aggregate fees billed by the Corporation's external auditor for audit services.

[2] Refers to the aggregate fees billed for assurance and related services by the Corporation's external auditor that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not reported under (1) above, including professional services rendered by the Corporation's external auditor for accounting consultations on proposed transactions, and consultations related to accounting and reporting standards.

[3] Refers to the aggregate fees billed for professional services rendered by the Corporation's external auditor for tax compliance, tax advice, and tax planning.

[4] Refers to the aggregate fees billed for products and services provided by the Corporation's external auditor, other than the services reported under (1), (2) and (3) above. These fees were primarily incurred in connection with the preparation of a prospectus filed by the Corporation as part of its initial public offering, which was filed in April 2005.

14. INDEBTEDNESS OF DIRECTORS AND OFFICERS

No person who is, or who was at any time during the fiscal year ended December 31, 2005, a director, executive officer or senior officer of the Corporation, and no person who is a nominee for election as director of the Corporation, and no associate of such persons, is, or was at any time since the beginning of the fiscal year ended December 31, 2005, indebted to the Corporation, nor has any such person been indebted at any time since the beginning of the fiscal year ended December 31, 2005 to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

15. INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Corporation is not aware that any of its "informed persons" has had an interest in any material transaction carried out since the beginning of the Corporation's last completed financial year or in any proposed transaction which has materially affected or is likely to materially affect the Corporation or any of its subsidiaries. Applicable securities legislation defines an "informed person" as meaning any one of the following: (a) a director or executive officer of a reporting issuer; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

16. INSURANCE OF DIRECTORS AND OFFICERS

The Corporation is covered by a liability insurance policy for the benefit of its directors and officers, which protects them against certain liabilities contracted by them while acting in such capacity. In 2005, this insurance provided a maximum coverage of $20,000,000 per event and policy year. For the financial year ended December 31, 2005, the premium paid by the Corporation was approximately $75,000. When the Corporation is authorized or required to indemnify insured persons, a deductible of $250,000 applies, except for securities-based claims, for which the deductible is $500,000. For the financial year started on January 1, 2006, the coverage will increase to $25,000,000 without any changes in deductible amounts. It is anticipated that the amount of premium to be paid in respect of such insurance for the 2006 fiscal year will be approximately $75,000.

17. SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING OF SHAREHOLDERS

The Canada *Business Corporations Act* provides, in effect, that a registered holder or beneficial owner of shares that is entitled to vote at an annual meeting of the Corporation may submit to the Corporation notice of any matter that the person proposes to raise at the meeting (referred to as a "Proposal") and discuss at the meeting any matter in respect of which the person would have been entitled to submit a Proposal. The *Canada Business Corporations Act* further provides, in effect, that the Corporation must set out the Proposal in its management proxy circular along with, if so requested by the person who makes the Proposal, a statement in support of the Proposal by such person. However, the Corporation will not be required to set out the Proposal in its management proxy circular or include a supporting statement if, among other things, the Proposal is not submitted to the Corporation at least 90 days before the anniversary date of the notice of meeting that was sent to the shareholders in connection with the previous annual meeting of shareholders of the Corporation. As the notice in connection with the Meeting is dated March 10, 2006, the deadline for submitting a proposal to the Corporation in connection with the next annual meeting of shareholders is December 9, 2006.

The foregoing is a summary only; shareholders should carefully review the provisions of the *Canada Business Corporations Act* relating to Proposals and consult with a legal advisor.

18. ADDITIONAL INFORMATION

The Corporation will provide the following documents to any person or company upon request to the Corporate Secretary of the Corporation, at its head office at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, G1P 4P5:

(i) one copy of the audited annual financial statements of the Corporation for its most recently completed financial year together with the report of the auditors thereon, both contained in the Corporation's 2005 Annual Report, and one copy of any interim financial statements of the Corporation published subsequent to the financial statements for its most recent financial year; and

(ii) one copy of this Management Proxy Circular.

In addition, the Corporation's Annual Information Form will be available from the date of its filing with the securities commissions or similar securities regulatory authorities in Canada as well as any other document incorporated by reference in such Annual Information Form. The Corporation may require the payment of reasonable expenses if a request is received from a person who is not a holder of securities of the Corporation, unless the Corporation makes a distribution of its securities pursuant to a short form prospectus, in which case such documents will be provided free of charge. Copies of the Corporation's public disclosure documents, including financial statements, Management Proxy Circulars and Annual Information Forms, are also available at the following websites: **www.atrium-bio.com**, and **www.sedar.com**. Financial information related to the Corporation is provided in its comparative financial statements and Management's Discussion and Analysis thereon for the financial year ended December 31, 2005.

19. DIRECTORS' APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors of the Corporation.



Manon Deslauriers
Corporate Secretary

Quebec, Quebec, March 10, 2006.

SCHEDULE A

ATRIUM BIOTECHNOLOGIES INC.
(the "Corporation")

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Form 58-101-F1 – Corporate Governance Disclosure	The Corporation's Practises
1. Board of Directors	
a) Disclose the identity of directors who are independent.	The Board of Directors is composed of 9 persons. Of those 9 persons, Yvon Bolduc, Alain Bouchard, Jacques Gauthier, Yves Julien, Pierre Laurin, Gérard Limoges, Placide Poulin are independent.
b) Disclose the identity of directors who are not independent, and describe the basis for that determination	The other 2 Directors are: Luc Dupont and Éric Dupont, neither of whom are independent. Luc Dupont is the Chief Executive Officer of the Corporation, Éric Dupont is Executive Chairman of the Board of Æterna Zentaris Inc. which, as at February 28, 2006 held 64.81% of the total voting rights. Furthermore, Luc and Éric Dupont are immediate family members.
c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of Directors (the "Board") does to facilitate its exercise of independent judgement in carrying out its responsibilities.	A majority of the Corporation's Directors are independent.
d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Alain Bouchard is also a director of Alimentation Couche-Tard Inc. and Quebecor Inc. Éric Dupont is also a director of Æterna Zentaris Inc. Pierre Laurin is also director of Quebecor Inc. and Æterna Zentaris Inc. Gérard Limoges is also director of the following companies: Æterna Zentaris Inc., Engenuity Technologies Inc, Hart Stores Inc., and Metro Inc. He is one of the trustees of Alexis Nihon Real Estate Investment Trust and Hartco Income Fund. Placide Poulin is also a director of Spectra Premium Inc. and Groupe Bikini Village Inc. Jacques Gauthier is also a director of Conporec Inc.

Form 58-101-F1 – Corporate Governance Disclosure	The Corporation's Practises
1. Board of Directors (Cont'd)	
e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If yes, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If not, describe what the Board does to facilitate open and candid discussion amongst its independent directors.	The Chairman of the Board ensures that, when admissible and if required, any subject is discussed without the presence of members of management.
f) Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his role and responsibilities. If not, describe what the Board does to provide leadership for its independent directors.	The Chair of the Board is Pierre Laurin, who is an independent Director. He is responsible for the management, development and efficient operation of the Board. He shall ensure that the Board adequately assumes its mandate and that the Board's responsibilities and boundaries with management are well understood by the Directors.
g) Disclose the attendance record of each director for all Board meetings held since the beginning of the most recently completed financial year.	Please find below the attendance record of each Director for all Board meetings held during the financial year 2005: Yvon Bolduc — 4 out of 6 meetings Alain Bouchard — 3 out of 6 meetings Dr. Éric Dupont — 6 out of 6 meetings Luc Dupont — 6 out of 6 meetings Jacques Gauthier — 6 out of 6 meetings Yves Julien — recently appointed Pierre Laurin — 6 out of 6 meetings Gérard Limoges — 6 out of 6 meetings Placide Poulin — recently appointed
2. Board Mandate Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Board's mandate is attached hereto as Schedule D.

Form 58-101-F1 – Corporate Governance Disclosure	The Corporation's Practises
3. Position Descriptions	
a) Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If not, briefly describe how the Board delineates the role and responsibilities of each such position.	The Board has developed written position descriptions for the Chair of the Board and the Chair of each committee.
b) Disclose whether or not the Board and CEO have developed a written position description for the CEO. If not, briefly describe how the Board delineates the role and responsibilities of the CEO.	The Board and the President and Chief Executive Officer have developed written position descriptions for the President and Chief Executive Officer.
4. Orientation and Continuing Education	
a) Briefly describe what measures the Board takes to orient new directors regarding: (i) the role of the Board, its committees and its directors and; (ii) the nature and operation of the issuer's business	New directors meet with the Chairman of the Board and the President and Chief Executive Officer to discuss the functioning of the Board of Directors and the nature and operation of the Corporation's business activities. In addition, new directors are provided with information pertaining to the Corporation such as the Initial Public Offering prospectus, financial statements and corporate documents related to the operations. The Chairman and the Board ensure that the Corporation's management is available to meet with new directors to explain the nature and operation of the Corporation's business.
b) Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge to meet their obligations as directors.	The Corporate Governance, Nominating and Compensation Committee ensures that the Corporation's directors are provided with continuing education opportunities in an effort to keep Directors current in their knowledge and understanding of their role and the nature of the Corporation's business. Also, members of management of the Corporation make presentations at Board meetings concerning subjects related to the Corporation, such as the results of the divisions as well as the developments and stakes of each said division. The members of the management are available at any time to answer any question Directors may have.

Form 58-101-F1 – Corporate Governance Disclosure	The Corporation's Practises
5. Ethical Business Conduct	
a) Disclose whether or not the Board has adopted a written code for the directors, officers, and employees. If the Board has adopted a written code:	The Board has adopted a written Code of Conduct for directors, officers and employees.
(i) Disclose how a person or company may obtain a copy of the code.	A copy of the Code of Conduct may be obtained either on the Corporation's Intranet or on its Website.
(ii) Describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and	Each employee, officer and director received the Code of Conduct and the Corporation has implemented a complaint procedure with an independent third party provider which allows employees to report any conduct that is not compliant with the Code of Conduct on an anonymous and/or confidential basis. No situation of non-compliance has been disclosed in the past year.
(iii) Provide a cross-reference to any material change report filed since the beginning of the most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	The Corporation has not filed any material change report during the financial year ended December 31, 2005 that pertains to any conduct of a Director or executive officer that constitutes a departure from the Code of Conduct. No waivers from the Code of Conduct have been sought or granted.
a) Describe any steps the Board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	If such a transaction or agreement arises, the member of the Board of Directors who has a material interest therein does not participate in meetings of the Board of Directors at which the transaction or agreement is considered.
b) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	Through the above-noted methods, the Board encourages and promotes a culture of ethical business conduct. This is reinforced by the behaviour of the Board, as provided in its mandate, which is in strict compliance with the terms and the spirit of these measures.
6. Nomination of directors	
a) Describe the process by which the Board identifies new candidates for Board nomination.	The selection of new candidates is made by the Corporate Governance, Nominating and Compensation Committee. Such Committee establishes the criteria in respect of the complementarity and expertise that a candidate will bring to the Board then, the Committee recommends new candidates for approval by the Board.

Form 58-101-F1 – Corporate Governance Disclosure	The Corporation's Practises
6. Nomination of directors (Cont'd)	
b) Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If not, describe what steps the Board takes to encourage an objective nomination process.	This Committee is composed of a majority of independent directors.
c) If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	A copy of the Charter of the Corporate Governance, Nominating and Compensation Committee, outlining the nomination process, is attached hereto as Schedule B.
7. Compensation	
a) Describe the process by which the Board determines the compensation for the directors and officers.	The Board has adopted an "Outside Director Remuneration Policy" setting forth the remuneration of directors. This policy shall be reviewed annually by the Corporate Governance, Nominating and Compensation Committee. Then, the Committee formulates a recommendation to the Board of Directors and the final decision is made by the Board of Directors. As concerns the officers, the Corporate Governance, Nominating and Compensation Committee reviews annually the compensation of all senior executives following discussions with the Chief Executive Officer and after reviewing his recommendations, in order to ensure their competitiveness and compliance with the objectives, values and strategies of the Corporation. The Board of Directors acts according to the Corporate Governance, Nominating and Compensation Committee's recommendations. In accordance with its mandate, this Committee has, with respect to the executives' remuneration, the responsibility to formulate recommendations to the Board of Directors with regards to the remuneration of the Board members and officers. This remuneration is revised once a year. The salary increases and bonuses paid-out on a goal achievement basis are reviewed annually by the Committee and a recommendation is made to the Board of Directors for approval. Granting of options is also examined by the Committee and recommended to the Board of Directors. Additionally, a report is made to the Board by the Chairman of the Committee on the assessment and remuneration of the President and Chief Executive Officer.

Form 58-101-F1 – Corporate Governance Disclosure	The Corporation's Practises
7. Compensation (Cont'd)	
b) Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If not, describe what steps the Board takes to ensure an objective process for determining such compensation.	The Corporate Governance, Nominating and Compensation Committee is composed of a majority of independent Directors. The Board is of the opinion that the compensation review process is objective.
c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	Attached hereto as Schedule B is a copy of the mandate of the Corporate Governance, Nominating and Compensation Committee.
d) If a compensation consultant or advisor has, at any time since the beginning of the most recently completed financial year, been retained to assist in determining compensation for any of the Corporation's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.	No consultant or advisor has been retained during the most recently completed financial year.
8. Other Board Committees If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has an Executive Committee composed of 3 members, Luc Dupont, Éric Dupont and Pierre Laurin. The Committee meets periodically to develop aspects of the strategic plan for review by the Board of Directors, canvas specific business and managerial issues and prepare to present such issues to the Board for their consideration.
9. Assessments Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If not, describe how the Board satisfies itself that the Board, its committees and its individual directors are performing effectively.	The Board has recently adopted processes for evaluating the effectiveness of each of the Board of Directors, the Audit Committee and the Corporate Governance, Nominating and Compensation Committee. These processes will commence during the course of the 2006 financial year. Once a year, the Chairman of the Board will perform a review of each Director's performance on an individual basis. Report of the findings will be made to the full Board and time is set aside at that meeting for a full and comprehensive discussion regarding Board and Committees effectiveness and any agreed upon improvements are implemented as applicable.

SCHEDULE B

ATRIUM BIOTECHNOLOGIES INC.
(the « **Corporation** »)

MANDATE OF THE CORPORATE GOVERNANCE, NOMINATING AND COMPENSATION COMMITTEE

The Corporate Governance, Nominating and Compensation Committee (the « **Committee** ») assists the Board of Directors (the « **Board** ») in developing the Corporation's approach towards questions relating to corporate governance and assessing the Board and its Committees' efficacy. The Committee also assists the Board in assuming its responsibilities relating to executive and other human resources hiring, assessment, compensation and succession planning.

COMPOSITION AND QUORUM

The Committee is composed of three (3) directors, a majority of whom qualifies as independent director, as defined in the applicable regulation.

At any meeting of the Committee, the quorum is three (3) members.

RESPONSIBILITIES

The Committee has the following responsibilities:

A. *With respect to Board composition and succession planning*

1. Recommending to the Board the size and composition of the Board.
2. Elaborating and reviewing the selection criteria for directors in order to ensure an enabling environment within the Board. In order to do this, the Committee must evaluate qualifications, personal skills and business background as well as the diversity of the Board members' previous experience and the Corporation's requirements.
3. In collaboration with the President and Chief Executive Office and the President of the Board, identify candidates that could become Board members and ensure that these candidates have the required availability for a director position. Recommending to the Board that these candidates be proposed for nomination at the next annual shareholders' meeting.
4. Assisting the Board with the selection of the members forming the different Committees.
5. Annually reviewing the Board and the Committee's mandates as well as the mandate descriptions of the President of the Board, of the Committees and the President and Chief Executive Officer.

B. *With respect to corporate governance matters*

1. Elaborating appropriate corporate governance practices.

2. Controlling and supervising the disclosure of corporate governance practices for the Corporation.

3. Reviewing and recommending to the Board the adoption of a code of ethics governing the behaviour of the directors, managers and employees and to supervise the disclosure of the information.

4. Seeing to the granting of all exemptions with respect to the code of ethics which must be disclosed in conformity with the regulations.

5. Reviewing and approving the report on the Corporation's corporate governance practices that will be incorporated to the Corporation's Management Proxy Circular, in conformity with the regulations.

6. Developing and reviewing the orientation programs and the continuing professional education programs intended for directors regarding the Board's and Management's responsibilities, the Committee's roles and the contribution expected from each director.

7. Ensuring the Board's efficacy, the quality of the management of the Board and the lines of communication between the Board and Management, in order to facilitate the independent Board's functioning from Management.

8. Reviewing and approving, if circumstances should require it, all demands from a Board member relating to the hiring of independent advisors at the Corporation's charge.

9. Supervising the disclosure of all modifications to the Corporation's corporate governance practices since its last publication.

C. *With respect to senior management succession planning, senior management assessment, as well as senior management and Directors compensation*

1. Ensuring that appropriate processes are in place regarding succession planning for the position of President and Chief Executive Officer and other senior management positions. The Committee will be informed of the succession planning process as to senior management of its subsidiaries.

2. Recommending to the Board the appointment of senior management and approving their hiring, departure and termination conditions.

3. Reviewing and approving annually the objectives to be attained by the President and Chief Executive Officer, assessing the President and Chief Executive Officer's performance in relation to these objectives and determining his compensation. Annually presenting to the Board the results of the assessment of the President and Chief Executive Officer.

4. Reviewing the assessment of the performance of senior management members and determining their compensation in the form of salary, bonuses or any other compensation form. Report thereto is made to the Board.

5. Preparing the annual report on senior management's compensation for inclusion in the Corporation's Management Proxy Circular.

6. Making recommendations to the Board regarding the directors' compensation and the form.

7. Determining the grant of stock options according to the Stock Option Plan and making appropriate recommendations to the Board.

D. *With respect to hiring, assessment, compensation and succession planning of other Corporation employees*

1. Ensuring that the Corporation puts in place competitive compensation structures in order to be able to attract, motivate and maintain at its service qualified personnel allowing the Corporation to attain its corporate objectives.

2. Adopting a performance assessment philosophy that rewards creation of shareholders value.

3. Making all decisions and taking all actions in compensation and social benefits matters, required by law or regulations, or by any qualified organization.

METHOD OF OPERATION

1. Meetings of the Committee are held at least three (3) times a year or as required.

2. The Chairman of the Committee develops the agenda for each meeting of the Committee in consultation with the Secretary. The agenda and the appropriate material are provided to members of the Committee on a timely basis.

3. The Chairman of the Committee reports regularly to the Board on the Committee's activities.

4. The Committee may, in appropriate circumstances, hire independent advisors, subject to advising the Chairman of the Board thereof.

5. The Committee annually reviews its mandate and reports to the Board on it adequacy.

6. The Committee annually provides the Board with an attestation confirming that all the required elements of the mandate and working plan have been covered.

Nothing contained in this mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Corporation or the members of the Committee.

SCHEDULE C

ATRIUM BIOTECHNOLOGIES INC.
(the « **Corporation** »)

AUDIT COMMITTEE CHARTER

1. MISSION STATEMENT

The Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities. The Audit Committee reviews the financial reporting process, financial risks management, the system of internal control, the audit process, and the Corporation's process for monitoring compliance with laws and regulations and with the Code of Ethical Conduct. In performing its duties, the Committee maintains effective working relationships with the Board of Directors, management, and the external auditors. To effectively perform his or her role, each Committee member has to understand the detailed responsibilities of Committee membership as well as the Corporation's business, operations, and risks.

2. POWERS

The Board authorizes the Audit Committee, within the scope of its responsibilities, to:

2.1 Perform activities within the scope of its charter;

2.2 Engage independent advisors as it deems necessary to carry out its duties;

2.3 Ensure the attendance of Corporation's officers at meetings, as appropriate;

2.4 Have unrestricted access to members of management, employees and relevant information;

2.5 Establish procedures for dealing with concerns of employees regarding accounting or auditing matters;

2.6 Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters;

2.7 Be directly responsible for the assigning, compensation, retention and oversight of the work of the external auditor;

2.8 Approve all audit engagement fees and terms as well as reviewing policies for the providing of non-audit services by the external auditors and, when required, the framework for pre-approval of such services.

3. ORGANIZATION

Members

3.1 The Audit Committee shall be composed of a minimum of three members, each of which shall be independent as defined in the applicable regulation.

3.2 Each member shall provide a useful contribution to the Committee and be financially literate.

3.3 All members shall be independent of management.

3.4 The chairperson of the Audit Committee shall be appointed by the Board from time to time.

3.5 The term of the mandate of each member shall be one year.

3.6 The quorum requirement for any meeting shall be the majority of the members in function.

3.7 The secretary of the Audit Committee shall be the secretary of the Corporation or any other individual appointed by the Board.

Attendance at Meetings

3.8 If deemed necessary, the Audit Committee may invite other individuals (such as the Vice President Finance and CFO).

3.9 External auditors are invited, if needed, to make presentations to the Audit Committee.

3.10 The Committee shall meet at least four times a year. Special meetings may be held if needed. If deemed necessary, external auditors may invite members to attend any meeting.

3.11 The Audit Committee will meet with the external auditors at least once a year without management presence.

3.12 The minutes of each meeting shall be recorded.

4. ROLE AND RESPONSIBILITIES

Internal Control

4.1 Evaluate whether management is setting the appropriate tone at the top by communicating the importance of internal control and ensuring that all individuals possess an understanding of their roles and responsibilities in that respect.

4.2 Understand the controls and processes implemented by management to ensure that the financial statements derived from the underlying financial systems, comply with relevant standards and requirements, and are subject to appropriate management review.

4.3 Gain an understanding of the current areas of financial risk and how these are being handled by the management.

4.4 Ensure that Management reviews computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of a systems breakdown.

4.5 Ensure that internal control recommendations made by external auditors have been implemented by management.

4.6 Ensure that the external auditors keep the Audit Committee informed about fraud, illegal acts, deficiencies in internal control, and any other matter deemed appropriate.

Financial Reporting

a) General

4.7 Review significant accounting and reporting issues, including recent professional and regulatory circumstances and understand their impact on the financial statements.

4.8 Ask management and external auditors about significant risks and exposures and the plans to minimize such risks.

b) Annual Financial Statements

4.9 Review the annual financial statements and determine whether they are complete and consistent with the information known to Committee members, and assess whether the financial statements reflect appropriate accounting principles and recommend their approval to the Board of Directors.

4.10 Pay particular attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures.

4.11 Focus on judgmental areas such as those involving assessment of assets and liabilities warranty, product, and environmental liability; litigation reserves and other commitments and contingencies.

4.12 Meet with management and the external auditors to review the financial statements and the results of the audit.

4.13 Consider management's handling of proposed audit adjustments identified by the external auditors.

4.14 Review the MD&A and other sections of the annual report before its release and consider whether the information is adequate and consistent with members' knowledge about the Corporation and its operations.

4.15 Ensure that the external auditors communicate significant matters to the Committee.

c) Preliminary results announcement, Interim Financial Statements and Summaries intended for analysts.

4.16 Be briefed on how management develops and summarizes interim financial information, the extent to which the external auditors review interim financial information, and whether that review is performed on a pre- or post-issuance basis.

4.17 Meet with management and, if a pre-issuance review was completed, with the external auditors, either by telephone or in person, to review the interim financial statements and the results of the review.

4.18 To overview the fairness of the interim statements and disclosures, obtain explanations from management and from the external auditors on whether:

- Changes in financial ratios and relationships in the interim financial statements are consistent with changes in the Corporation's operations and financing practices;
- Generally accepted accounting principles have been consistently applied;
- There are any actual or proposed changes in accounting or financial reporting practices;
- There are any significant or unusual events or transactions;
- The Corporation's financial and operating controls are functioning effectively;
- The Corporation has complied with the terms and conditions of loan agreements or security indentures; and
- The interim financial statements contain adequate and appropriate disclosures.

4.19 Ensure that the external auditors communicate significant matters to the Committee.

External Audit

4.20 Review the professional qualification of the auditors (including background and experience of partner and auditing personnel).

4.21 Consider the independence of the external auditor and any potential conflicts of interest.

4.22 Review on an annual basis the performance of the external auditors and make recommendations to the Board for the appointment, reappointment or termination of the appointment of the external auditors.

4.23 Review the external auditors' proposed audit scope and approach for the current year in the light of the Corporation's present circumstances and changes in regulatory and other requirements.

4.24 Discuss with the external auditor any audit problems encountered in the normal course of audit work, including any restriction on audit scope or access to information.

4.25 Discuss with the external auditor the appropriateness of the accounting policies applied in the Corporation's financial reports and whether they are considered as aggressive, balanced or conservative.

4.26 Review policies for the provision of non-audit services by the external auditor and where applicable the framework for pre-approval of audit and non-audit services.

4.27 Ensure the Corporation has appropriate policies regarding the hiring of audit firm personnel for senior positions after they have left the audit firm.

Compliance with Laws and Regulations

4.28 Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) on any fraudulent acts or accounting irregularities.

4.29 Periodically obtain updates from management and general counsel regarding compliance.

4.30 Be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements.

4.31 Review the findings of any examinations by regulatory agencies.

Compliance with the Code of Ethical Conduct

4.32 Ensure that a Code of Ethical Conduct is formalized in writing and that all employees are aware of it.

4.33 Evaluate whether management is setting the appropriate tone at the top by communicating the importance of the Code of Ethical Conduct and the guidelines for acceptable business practices.

4.34 Review the program for monitoring compliance with the Code of Ethical Conduct.

4.35 Periodically obtain updates from management and general counsel regarding compliance.

Other Responsibilities

4.36 Meet with the external auditors and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately.

4.37 Ensure that significant findings and recommendations made by the external auditors are received and discussed on a timely basis.

4.38 Review, with the Corporation's counsel, any legal matters that could have a significant impact on the Corporation's financial statements.

4.39 Review the policies and procedures in effect for considering officers' expenses and perquisites.

4.40 If necessary, institute special investigations and, if appropriate, hire special counsel or expert to assist.

4.41 Perform other oversight functions as requested by the full Board.

Reporting Responsibilities

4.42 Regularly update the Board of Directors about Committee activities and make appropriate recommendations.

4.43 Ensure the Board is aware of matters that may significantly impact on the financial condition or affairs of the business.

4.44 Prepare any reports required by law or listing rules or requested by the Board, for example a report on the Audit Committee's activities and duties to be included in the section on corporate governance in the annual report.

Review of the Committee Charter

4.45 Review the Audit Committee charter annually and discuss any required changes with the Board.

4.46 Ensure that the charter and it's amendments are approved by the Board.

SCHEDULE D

ATRIUM BIOTECHNOLOGIES INC.
(the "**Corporation**")

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the « **Board** ») is responsible for the supervision of the management of the Corporation's business and affairs, with the objective of respecting the strategic plan of the Corporation and of increasing shareholder value. Even though management conducts the day-to-day operations of the Corporation, the Board has a duty of stewardship and periodically assesses and monitors management's performance.

In spite of the fact that directors may be elected by the shareholders in order to offer their level of expertise to the operations of the Board, they are not mandated to represent any particular interest. All decisions of each Board member must be made in the best interest of the Corporation.

The Board may delegate certain tasks to its committees. However, such delegation does not relieve the Board of its overall responsibilities with regards to the management of the Corporation.

COMPOSITION AND QUORUM

The Board is composed of a maximum of 10 directors.

The Board must be composed mainly of independent directors as defined in the applicable regulations. The Board, in the aggregate, reflects a diversity of experiences and particular competences in order to answer to the specific needs of the Corporation.

At every meeting of the Board, the quorum established is a majority of directors holding office.

RESPONSIBILITIES

The Board has the following responsibilities:

A. *With respect to strategic planning*

1. Reviewing and approving annually the Corporation's business plan and the global strategic plan.
2. Reviewing and approving all strategic decisions for the Corporation including mainly acquisitions or sale of shares, assets or enterprises and all operations outside the ordinary course of business.

B. *With respect to human resources and performance assessment*

1. Choosing and approving the appointment or the destitution if necessary, of the President and Chief Executive Officer and approving the appointment or the destitution of other senior management executives.

2. Ensuring that the Corporate Governance, Nominating and Compensation Committee assesses annually the performance of the CEO and of senior management, taking into consideration the Board's expectations and set objectives, and approves their compensation.

3. Monitoring the management succession planning process.

4. Monitoring the size and composition of the Board and its committees based on qualifications, skills and personal abilities sought in Board members.

5. Approving the list of Board nominees for election by shareholders.

6. Annually renewing the different mandates of its Committees.

C. *With respect to financial matters and internal control*

1. Monitoring the integrity and quality of the Corporation's financial statements and the appropriateness of their disclosure.

2. Reviewing and approving the annual and quarterly financial statements, the MD&A reports and the press releases related thereto.

3. Approving operating and capital budgets.

4. Determining dividend policies and declaring dividends when deemed appropriate.

5. Ensuring that appropriate systems are in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities.

6. Monitoring the Corporation's internal control and management information systems.

7. Monitoring the Corporation's compliance with applicable legal and regulatory requirements.

8. Reviewing periodically the Corporation's communications policy and monitoring the Corporation's communications with analysts, investors and the public and developing measures in order to facilitate shareholders' feedback.

D. *With respect to Stock Option Plan*

1. Approving grants of stock options pursuant to the Stock Option Plan.

E. *With respect to corporate governance matters*

1. Overseeing management of the Corporation in a competent manner and in respect of applicable regulations.

2. Reviewing, periodically, appropriate corporate governance structures and procedures, including decisions requiring approval of the Board.

3. Adopting and reviewing periodically, the Corporation's Code of Ethical Conduct governing the conduct of the Corporation's directors, officers and employees, and monitoring compliance with such code.

4. Approving a policy which enables committees of the Board to hire independent advisors at the expense of the Corporation when the circumstances so require. The Chairman of the Board should be kept informed of such undertaking.

5. Monitoring the size and composition of the Board and its committees based on qualification, skills and personal abilities sought in Board members. Annually approve the composition of the Board's committees, nominate the members and its president. Annually review the mandates of its committees.

6. Approving the list of Board nominees for election by shareholders.

7. Approving the Management Proxy Circular as well as all documents requiring the Board's approval.

8. Ensuring that the committees act within their mandates.

9. Receiving annually the Chairman's report on the Board's assessment in regards to its effectiveness.

10. Receiving annually an attestation from Board's Committees confirming that all required elements included in their mandate and working plan have been covered.

F. *With respect to all other Corporation affairs or activities*

1. Monitoring and subject to the Board, approving all decisions in regard to any Corporation affair or activity that could be submitted to the Board from time to time.

METHOD OF OPERATION

1. Meetings of the Board are held quarterly, or more frequently, as required. In addition, a special meeting of the Board is held annually in order to review the Corporation's strategic plan.

2. The Chairman of the Board in collaboration with the President and Chief Executive Officer and the Secretary determine the agenda for each meeting of the Board. The agenda and the relevant documents are provided to directors of the Corporation ahead of time.

3. Independent directors may meet before or after each Board meeting or more often if required.


ATRIUM
BIOTECHNOLOGIES

Printed in Canada
p4167m808

RECEIVED
2006 NOV -2 P 12:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


ATRIUM
BIOTECHNOLOGIES

**NOTICE OF THE ANNUAL MEETING
OF SHAREHOLDERS**

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of Atrium Biotechnologies Inc. (the "Corporation") will be held at the Ritz-Carlton, 1228, Sherbrooke West, Montreal (Quebec), on Tuesday, May 2, 2006, at 10:30 a.m. (Montreal time) for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2005, together with the auditors' report thereon;
2. to elect directors;
3. to appoint auditors and authorize the directors to determine their compensation; and
4. to transact such other business as may properly come before the meeting.

By order of the Board of Directors,

Manon Deslauriers
Corporate Secretary

Quebec City, Quebec, March 10, 2006

Shareholders unable to attend the meeting are requested to complete and sign the enclosed form of proxy and return it in the stamped envelope provided. To be valid, proxies must reach the office of National Bank Trust Inc., Share Ownership Management, 1100 University Street, 9th Floor, Montreal, Quebec, H3B 2G7, no later than at the close of business on the last business day preceding the date of the meeting or any adjournment thereof.

Atrium Biotechnologies Inc., 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, G1P 4P5



February 9, 2006

SUBJECT : ATRIUM BIOTECHNOLOGIES INC.
ISIN CA04963T1030

To Whom it may concern,

In accordance with The National Instrument 54-101, we hereby advise you that the General Annual Meeting date for the above-mentioned company is **May 2, 2006.**

The record date, for the determination of the shareholders entitled to receive notice of said Meeting, is fixed on **March 10, 2006.**

SHARE OWNERSHIP MANAGEMENT
ATRIUM BIOTECHNOLOGIES INC.

Per : (signed) Sylvie St-Pierre
Authorized Officer
Tel.: 1 (800) 341-1419

1200-1100 rue University
Montréal (Québec)
H3B 2G7



VIA SEDAR

Quebec City, May 3, 2006

To all Securities Commissions or similar regulatory authorities of each province of Canada

Re : **Atrium Biotechnologies Inc.**
Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 – *Continuous Disclosure Obligations* (« NI 51-102 »)

Ladies and Gentlemen :

Following the annual meeting of shareholders of Atrium Biotechnologies Inc. held on May 2, 2006 (the "Meeting"), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon	Voting Result
1. Election of Directors	The nominees proposed by management were elected by a majority of shareholders on a show of hands.
2. Appointment of PricewaterhouseCoopers LLP as the Corporation's auditors	PricewaterhouseCoopers LLP were appointed as the Corporation's auditors by a majority of shareholders on a show of hands.

Yours truly,

Manon Deslauriers,
Corporate Secretary

1405, boul. du Parc-Technologique
Québec (Québec) CANADA G1P 4P5
Tel.: (418) 652-1116
Fax: (418) 652-0151
atrium@atrium-bio.com
www.atrium-bio.com

HEALTH AND NUTRITION
Division

ACTIVE INGREDIENTS
AND SPECIALTY CHEMICALS
Division

RECEIVED
2006 NOV -2 P 12:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Management's Discussion and Analysis of Financial Condition and Results of Operations

Message to Shareholders

Atrium Biotechnologies had an excellent second quarter with revenues of US$74.3 million, an increase of 47.5% when compared to the same quarter a year earlier. EBITDA increased to $11.7 million, up 63.7% from last year. Net earnings reached US$6.3 million for the quarter, an increase of 59.2% compared to the same quarter last year. We continue to generate significant operating cash flows with $7.6 million generated this past quarter.

These increases are mainly due to the acquisitions of Douglas Laboratories in December 2005 and Amisol in May 2006 and to organic growth. The Company obtained excellent results and was able to continue its growth because of the better penetration of existing customers, the penetration of new markets and new product launches.

During the quarter, our main focus was on the continuation of the integration of the recently acquired Amisol and Douglas Laboratories and focusing on organic growth. The integration of Douglas Laboratories progressed as per the plan and it is anticipated that the synergies associated with the acquisition will continue to be materialized during the next quarters. In addition, Atrium completed the acquisition of Amisol in May 2006, who has been marketing personal care products in Canada since 1974. The integration of Amisol within MultiChem is progressing as per our plan. Also, the growth from both divisions is expected to continue. The efforts to increase profitability are reflected in the increased gross margin improvement of 4.1% in the second quarter of 2006 over the second quarter of 2005 and EBITDA margin increase of 1.5% for the same period.

Also, during the quarter, we continued our efforts to realize our strategic acquisition plan which will reinforce our leadership position and will enable us to support the organic growth with the implementation of commercial and operational synergies. Our revolving credit facility has an authorized amount to US$112 million with the flexibility to increase it up to US$179 million. This additional capacity will allow Atrium to pursue its acquisition strategy. As of June 30, 2006, only US$88 million was drawn under the existing facility.

As a result, Atrium currently has sufficient flexibility to implement an important part of its growth strategy, which is the reinforcement of its leadership position in the North American and European markets.



Luc Dupont
President and Chief Executive Officer

The following analysis provides a review of Atrium Biotechnologies Inc.'s ("Atrium Biotechnologies") results of operations and cash flows for the quarter and the six-month period ended June 30, 2006 compared with the quarter and the six-month period ended June 30, 2005 and the financial condition as at June 30, 2006 compared to December 31, 2005. In this Management's Discussion and Analysis ("MD&A"), the "Company", "we", "us", and "our" mean Atrium Biotechnologies and its subsidiaries. This discussion should be read in conjunction with the unaudited interim consolidated financial statements for the quarter and the six-month period ended June 30, 2006 and with Atrium Biotechnologies's 2005 Annual Report. Additional information relating to Atrium Biotechnologies, including the latest Annual Information Form, is available on SEDAR at www.sedar.com.

The Company is reporting its financial results and financial position in US dollars since fiscal 2005. All amounts are in US dollars unless otherwise indicated.

Our consolidated financial statements are reported in thousands of US dollars and have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, or Canadian GAAP. We occasionally refer to non-GAAP financial measures in this MD&A. These non-GAAP financial measures do not have any meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These non-GAAP financial measures are presented in a consistent manner. These measures consist of earnings before interest and taxes ("EBIT" or "earnings from operations"), earnings before interest, taxes, depreciation and amortization ("EBITDA") and gross margin. EBIT means net earnings less (i) dividend income, interest income and foreign exchange gain; and add (ii) interest expense, income tax expense, foreign exchange loss and non-controlling interest. EBITDA means the addition of EBIT and depreciation and amortization. Gross margin means sales less cost of goods sold; cost of goods sold does not include depreciation of production equipment. They are disclosed to provide additional information and should not be considered as a substitute for measures of performance prepared in accordance with GAAP.

COMPANY OVERVIEW

Atrium Biotechnologies Inc. is a leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries. We focus primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium Biotechnologies markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 40 countries, primarily in North America, Europe and Asia.

The Company is organized in two divisions which are: (i) Active Ingredients & Specialty Chemicals; and (ii) Health & Nutrition:

1. **ACTIVE INGREDIENTS & SPECIALTY CHEMICALS**
   This division develops, manufactures and markets over 2,000 value-added active ingredients and specialty chemicals for the cosmetic, pharmaceutical, chemical and nutrition sectors. Our portfolio includes active ingredients, specialty lipids, chemical synthesis intermediates, functional chemicals, innovative additives, preservatives and excipients. Our proprietary active ingredients are commercialized through our own sales force in France and Canada and through a network of more than 40 specialized distributors in approximately 45 other countries.

2. **HEALTH & NUTRITION FINISHED PRODUCTS**
   This division develops, manufactures and markets more than 1,300 proprietary health and nutrition finished products, vitamins, minerals and specialized products through a network of more than 40,000 healthcare professionals in the United States. In addition, some of our products are offered in more than 25 countries through a network of more than 45 distributors targeting niche markets.

FINANCIAL SUMMARY – SECOND QUARTER OF 2006:

- Revenues were $74.3 million for the second quarter of 2006 in comparison with $50.3 million in 2005, an increase of 47.5%;
- EBITDA increased by 63.7% to $11.7 million in the second quarter of 2006 compared to $7.1 million for the same quarter in 2005;
- Net earnings reached $6.3 million for the second quarter of 2006 compared to $4.0 million in 2005, an increase of 59.2%;
- Cash flows from operating activities before changes in non-cash operating working capital items were $7.6 million for the second quarter of 2006 compared to $4.8 million in 2005, an increase of 59.7%.

IMPORTANT EVENT DURING THE QUARTER

On May 1, 2006, the Company acquired, through its subsidiary MultiChem Import Export (2005) Inc. ("MultiChem"), the assets of Amisol Company Ltd. ("Amisol") for a total consideration of $7.2 million, including all acquisition-related costs, of which an amount of $5.6 million was paid cash, $0.3 million was accrued as acquisition-related costs and $1.3 million as a balance of purchased price. Amisol has been marketing personal care products in Canada since 1974.

INTERIM CONSOLIDATED RESULTS OF OPERATIONS SUMMARY
(in thousands of US dollars) Unaudited

	Quarters ended June 30,		Six-month periods ended June 30,	
	2006	**2005**	**2006**	**2005**
	$	$	$	$
Revenues	**74,283**	50,345	**150,292**	98,496
Earnings from operations (EBIT)	**10,847**	6,827	**21,384**	13,195
Depreciation and amortization	**826**	302	**1,643**	570
EBITDA	**11,673**	7,129	**23,027**	13,765
Net earnings	**6,319**	3,968	**13,211**	7,226
Cash flows from operating activities before changes in non-cash operating working capital items	**7,594**	4,755	**15,645**	9,903

INTERIM CONSOLIDATED BALANCE SHEET DATA
(in thousands of US dollars) Unaudited

	As at June 30, 2006	December 31, 2005
	$	$
Total assets	307,905	298,247
Long-term liabilities	120,156	124,514

Revenues for the quarter ended June 30, 2006 reached $74.3 million compared to $50.3 million for the same period in 2005, an increase of 47.5%. For the six-month period ended June 30, 2006, revenues reached $150.3 million compared to $98.5 million for the same period in 2005, an increase of 52.6%. The increase came primarily from the acquisition of Douglas Laboratories in December 2005 and Amisol in May 2006. We expect continued growth in revenues in 2006 due to the consolidation of the results of newly-acquired Douglas Laboratories and Amisol and organic growth.

Gross margin amounted to $23.1 million for the quarter ended June 30, 2006, compared to $13.5 million in the same period in 2005, an increase of $9.6 million or 70.6%. For the six-month period ended June 30, 2006, gross margin was $44.5 million compared to $26.8 million for the same period in 2005 representing an increase of $17.7 million or 65.9%. This variation is primarily attributable to: (i) the gross margin from the newly-acquired Douglas Laboratories and Amisol; and (ii) the synergies realized from the acquisitions of Douglas Laboratories and Amisol. The gross margin increased from 26.9% in the second quarter of 2005 to 31.0% for the same period in 2006. For the six-month period ended June 30, 2006, the gross margin was 29.6% compared to 27.2% for the same period in 2005. Also, the gross margin improved from 28.2% in the first quarter of 2006 to 31.0% for the second quarter of 2006. All these improvements came primarily from the higher margins products from the newly-acquired Douglas Laboratories.

Selling, general and administrative expenses were $11.3 million for the quarter ended June 30, 2006, an increase of $5.0 million over the $6.3 million incurred during the same period in 2005. For the six-month period ended June 30, 2006, these expenses were $21.3 million, an increase of $8.4 million over the $12.9 million incurred during the same period in 2005.The increase came primarily from the selling, general and administrative expenses of the newly-acquired Douglas Laboratories and Amisol.

EBITDA for the quarter ended June 30, 2006 was $11.7 million compared to $7.1 million in 2005, an increase of 63.7%. For the six-month period ended June 30, 2006, EBITDA was $23.0 million compared to $13.8 million in 2005. Most of the increase in 2006 came from the acquisition of Douglas Laboratories in December 2005. The EBITDA margin increased from 14.2% in the second quarter of 2005 to 15.7% for the same period in 2006. Also, the EBITDA margin increased from 14.0% in the first six-month period of 2005 to 15.3% for the same period in 2006. The EBITDA margin increase came essentially from the cost reduction in Douglas Laboratories and the addition of Amisol which has higher margins than the average margin of the division.

Depreciation and amortization expenses for the quarter ended June 30, 2006 were $0.8 million, an increase of $0.5 million compared to $0.3 million in 2005. For the six-month period ended June 30, 2006, depreciation and amortization expenses were $1.6 million compared to $0.6 million in 2005.This increase is primarily due to the amortization of intangible assets resulting from the acquisitions of Douglas Laboratories in December 2005.

Dividend income and Interest income for the quarter ended June 30, 2006 totalled $2.5 million compared to $0.1 million in 2005. For the six-month period ended June 30, 2006, dividend income and interest income totalled $5.0 million compared to $0.1 million in 2005. This increase is almost entirely due to the dividend income totalling $2.3 million per quarter in 2006 from the tax loss monetization program set up with Æterna Zentaris (refer to Related Party Transactions section of our 2005 Annual Report). We expect to have an increase in dividend income in the third quarter since this tax loss monetization was set up in September 2005. The dividend income should be accounted for as long as the program remains in place.

Financial expenses for the quarter ended June 30, 2006 were $4.3 million compared to $0.5 million in 2005. For the six-month period ended June 30, 2006, financial expenses were $8.5 million compared to $1.5 million in 2005. The increase for the quarter ended June 30, 2006 is due directly from the increase in debt levels related to the acquisitions, particularly Douglas Laboratories in December 2005 as well as from the interest expense incurred with the implementation of the tax loss monetization program for which we accounted $2.3 million of interest expense for the quarter. For the second quarter of 2005, the debt level was offset by the cash received from the IPO at the beginning of April 2005, explaining the interest expense decrease for that quarter. We expect to have an increase in financial expenses in 2006 due to the higher debt level since the acquisition of Douglas Laboratories in December 2005 and also due to the tax loss monetization program.

Foreign exchange loss amounted to $0.2 million in the second quarter of 2006 and $0.1 million in 2005. For the six-month period ended June 30, 2006 and 2005, the foreign exchange gains were close to nil.

Income tax expense amounted to $2.6 million (or 28.9% of earnings before taxes) for the quarter ended June 30, 2006, compared to $2.4 million (or 37.2% of earnings before taxes) during the same period last year. For the six-month period ended June 30, 2006, income tax expense amounted to $4.6 million (or 26.0% of earnings before taxes) compared to $4.3 million (or 36.8% of earnings before taxes) during the same period last year. This decrease in tax rate is primarily attributable to the tax loss monetization program set up with Æterna Zentaris

(refer to Related Party Transactions section of our 2005 Annual Report) and from our new debt structure related to the acquisition of Douglas Laboratories. We expect to have an income tax rate in the next quarters similar to that of the six-month period assuming the continuity of these tax loss monetization program and new debt structure.

Non-controlling interest of $0.2 million during the first quarter of 2005 was the non-controlling interest accounted for in our French subsidiary, Unipex Finance S.A.S., which was acquired at the same time as the completion of our IPO at the beginning of April 2005. We now control 100% of all of our subsidiaries and will not have to account for non-controlling interest in the statement of earnings in the future.

Net earnings for the quarter ended June 30, 2006 were $6.3 million or $0.21 per share ($0.19 per share on a diluted basis) compared to $4.0 million or $0.14 per share ($0.13 per share on a diluted basis) in 2005, an increase of $2.3 million or 59.2%. For the six-month period ended June 30, 2006, net earnings were $13.2 million or $0.44 per share ($0.41 per share on a diluted basis) compared to $7.2 million or $0.27 per share ($0.26 per share on a diluted basis) in 2005, an increase of $6.0 million or 82.8%. This increase in net earnings is primarily attributable to accretive acquisitions of Douglas Laboratories in December 2005 as well as our increased profitability.

The significant increase in the net earnings in 2006 allowed the Company to increase net earnings per share and diluted net earnings per share even though the weighted average number of shares outstanding increased to 30.1 million (32.5 million for the diluted) for the quarter ended June 30, 2006 compared to 28.9 million (31.2 million for the diluted) for the same period in 2005. The weighted average number of shares outstanding increased to 30.1 million (32.4 million for the diluted) for the six-month period ended June 30, 2006 compared to 26.4 million (28.1 million for the diluted) for the same period in 2005. The increase in shares outstanding is mainly due to the issuance of shares for the IPO completed on April 6, 2005, the acquisition of the minority interest in Unipex, the issuance of shares in relation to the Douglas Laboratories' acquisition and the exercise of options.

TOTAL CONSOLIDATED ASSETS AND LONG-TERM LIABILITIES

Total consolidated assets totalled $307.9 million as of June 30, 2006 compared to $298.2 million on December 31, 2005. Long-term liabilities totalled $120.2 million as of June 30, 2006 compared to $124.5 million as of December 31, 2005. This decrease in long-term liabilities came primarily from the net reimbursement of $6.5 million of the long-term debt. Additional information on segment assets is provided in the interim consolidated financial statements.

ACTIVE INGREDIENTS & SPECIALTY CHEMICALS DIVISION ("AI&SC") RESULTS
(in thousands of US dollars) Unaudited

	Quarters ended June 30,		Six-month periods ended June 30,	
	2006 $	**2005** $	**2006** $	**2005** $
Revenues	**44,599**	42,870	**92,729**	83,614
Earnings from operations (EBIT)	**3,789**	3,681	**7,656**	7,415
Depreciation and amortization	199	212	**421**	382
EBITDA	**3,988**	3,893	**8,077**	7,797

Revenues from the Active Ingredients & Specialty Chemicals Division were $44.6 million for the quarter ended June 30, 2006, representing an increase of 4.0% over revenues of $42.9 million for the same period in 2005. For the six-month period ended June 30, 2006, revenues were $92.7 million compared to $83.6 million for the same period in 2005, an increase of 10.9%. This increase is attributable essentially to the acquisition of MultiChem on January 24, 2005 and to the acquisition of Amisol during the second quarter of 2006.

EBITDA was $4.0 million (or 8.9% of revenues) for the quarter ended June 30, 2006, representing an increase of $0.1 million or 2.5% over 2005 EBITDA of $3.9 million (or 9.1% of revenues). For the six-month period ended June 30, 2006, EBITDA was $8.1 million (or 8.7% of revenues) compared to $7.8 million (or 9.3% of revenues) in 2005, an increase of $0.3 million or 3.6%. This EBITDA increase is attributable essentially to an increased contribution from proprietary products and to the acquisition of Amisol. The EBITDA margin increased from 8.5% in the first quarter of 2006 to 8.9% for the second quarter of 2006.

HEALTH & NUTRITION DIVISION ("H&N") RESULTS
(in thousands of US dollars) Unaudited

	Quarters ended June 30,		Six-month periods ended June 30,	
	2006	2005	2006	2005
	$	$	$	$
Revenues	**29,684**	7,475	**57,563**	14,882
Earnings from operations (EBIT)	**7,058**	3,146	**13,728**	5,780
Depreciation and amortization	**627**	90	**1,222**	188
EBITDA	**7,685**	3,236	**14,950**	5,968

Revenues from the Health & Nutrition Division were $29.7 million for the quarter ended June 30, 2006 compared to $7.5 million in 2005, an increase of $22.2 million or 297.1%. For the six-month period ended June 30, 2006, revenues were $57.6 million compared to $14.9 million in 2005, an increase of $42.7 million or 286.8%. This increase came primarily from the acquisition of Douglas Laboratories in December 2005 and from organic growth.

EBITDA was $7.7 million (or 25.9% of revenues) for the quarter ended June 30, 2006 representing an increase of $4.5 million or 137.4% over the same period last year where the EBITDA was $3.2 million (or 43.3% of revenues). For the six-month period ended June 30, 2006, EBITDA was $15.0 million (or 26.0% of revenues) compared to $6.0 million (or 40.1% of revenues) in 2005, an increase of $9.0 million or 150.5%. Most of the EBITDA increase came from the acquisition of Douglas Laboratories, synergies realized from this acquisition and organic growth.

LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Our operations and our capital expenditures are mainly financed through cash flows from operating activities, the use of our liquidities, as well as the issuance of debt and common shares.

During the last quarter of 2005, the Company modified its revolving credit facility by increasing the authorized amount from $67.2 million (CAN$75 million) to $112.0 million (CAN$125 million) with the possibility to increase this amount up to $179.2 million (CAN$200 million) under certain conditions. This credit facility is a three-year term loan and is renewable annually. This facility is bearing interest at variable rates and is secured by a first hypothec on all assets of the Company and its North American subsidiaries. Moreover, all the shares held by the Company in its French subsidiaries have been pledged as collateral security.

As of June 30, 2006, our consolidated cash and cash equivalents and short-term investments position was $19.6 million and our long-term debt amounted to $100.0 million. This long-term debt includes $87.9 million from our amended revolving credit facility, leaving approximately $24.1 million available from the current authorized amount of $112.0 million. The other portion of our long-term debt represents a subordinated debt of $12.0 million which is bearing interest at a rate of 7%. Concurrent with the acquisition of Douglas Laboratories in December 2005, $50.0 million of borrowings were swapped to a three-year fixed rate.

The Company believes that these liquidities, combined with our revolving credit facility and the cash flow from operations, will be adequate to meet operating cash requirements in a foreseeable future. However, possible additional acquisitions of complementary businesses or products may require additional financing.

OPERATING ACTIVITIES

Cash flows generated by our operations were $15.3 million for the quarter ended June 30, 2006 compared to $4.5 million in 2005. This cash flows increase is primarily due to the decrease of accounts receivable related to specific transactions timing. Cash flow from operating activities before changes in non-cash operating working capital items were $7.6 million for the second quarter of 2006 compared to $4.8 million in 2005, an increase of 59.7%. This cash flows increase comes from existing operations and from newly-acquired Douglas Laboratories. Cash flows generated by our operations in 2006 are expected to increase due to the Company's operations and the Douglas Laboratories acquisition.

FINANCING ACTIVITIES

For the quarter ended June 30, 2006, cash flows used for financing activities were used for a debt reimbursement of $6.9 million offset by cash received by the exercise of options and from a debt increase for the acquisition of Amisol. During the same quarter of 2005, the decrease in cash flows from financing activities mainly came from the balance of purchased price paid for the acquisition of MultiChem and from the net amount of cash flows generated from the IPO and from the reimbursement of the long-term debt. For the six-month period ended June 30, 2006, cash flows used for financing activities were used for a debt reimbursement of $8.2 million offset by cash received by the exercise of options and from a debt increase for the acquisition of Amisol. During the same period of 2005, net cash flows from financing came from the increase in the net long-term debt level which was used for the acquisition of MultiChem in January 2005.

INVESTING ACTIVITIES

The decrease of cash flows from investing activities were $5.6 million for the quarter ended June 30, 2006 and were used principally for the acquisition of Amisol. During the six-month period ended June 30, 2006, this cash flows decrease was offset by the proceeds from the sales of short-term investments. During the same period in 2005, cash flows from investing activities were used to acquired MultiChem in January 2005.

There has been no significant change in Contractual obligations and commercial commitments facing Atrium Biotechnologies as described in the Company's 2005 annual MD&A.

OUTSTANDING SHARE DATA

As of August 10, 2006, there were 16,124,947 subordinate voting shares issued and outstanding and 14,000,000 multiple voting shares issued and outstanding. These multiple voting shares are 100% owned by Æterna Zentaris and will be converted into subordinate voting share on a one-for-one basis at the latest 5 years after April 6, 2005, date of the closing of our IPO. As of August 10, 2006, there were 3,067,000 stock options outstanding.

QUARTERLY SUMMARY FINANCIAL INFORMATION

(tabular amounts in thousands of **US DOLLARS**, except per share data)

Unaudited	Quarters ended,			
	June 30, 2006	**March 31, 2006**	**December 31, 2005**	**September 30, 2005**
	$	**$**	**$**	**$**
Revenues	74,283	76,009	58,358	44,009
AI&SC	44,599	48,130	47,385	37,007
H&N	29,684	27,879	10,973	7,002
EBITDA	11,673	11,354	5,836	5,626
AI&SC	3,988	4,089	2,649	2,833
H&N	7,685	7,265	3,187	2,793
Net Earnings	6,319	6,892	3,999	3,083
EPS basic	0.21	0.23	0.14	0.11
EPS diluted	0.19	0.21	0.13	0.10

QUARTERLY SUMMARY FINANCIAL INFORMATION (continued)
(tabular amounts in thousands of **US DOLLARS**, except per share data)

Unaudited	Quarters ended.			
	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004
	$	$	$	$
Revenues	50,345	48,151	35,473	31,398
AI&SC	42,870	40,744	27,979	24,439
H&N	7,475	7,407	7,494	6,959
EBITDA	7,129	6,636	5,197	5,195
AI&SC	3,893	3,904	2,258	2,502
H&N	3,236	2,732	2,939	2,693
Net Earnings	3,968	3,258	2,251	2,122
EPS basic	0.14	0.14	0.10	0.09
EPS diluted	0.13	0.12	0.09	0.09

(1) Per share data is calculated independently for each of the quarters presented. Therefore, the sum of this quarterly information may not equal the corresponding annual information.

The significant items explaining the important variation of the above quarterly results were the important acquisitions made during the last 8 quarters: Douglas Laboratories in December 2005 in the H&N Division and MultiChem in January 2005 and Amisol in May 2006 in the AI&SC Division.

RELATED PARTY TRANSACTIONS

There were no other related party transactions than those presented and describe in note 18 of the 2005 annual consolidated financial statements and for which we present an update in note 6 of our unaudited interim consolidated financial statements for the second quarter of 2006.

OFF-BALANCE SHEET ARRANGEMENTS

There were no other off-balance sheet arrangements than the one presented and described in note 18 of the 2005 annual consolidated financial statements and related to the tax loss monetization program. As of June 30, 2006, we did not have interests in any variable interest entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

There has been no significant change in Atrium Biotechnologies' accounting policies and estimates since December 31, 2005. Please refer to the corresponding section in our 2005 Annual Report for a complete description of our critical accounting policies and estimates.

New accounting standard

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855 "Financial Instruments – Recognition and Measurement", section 3865 "Hedges", section 1530 "Comprehensive Income" and section 3251 "Equity".

Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006 and we will adopt them on January 1, 2007. The Company is currently assessing the effects of these new standards on its consolidated financial statements.

FINANCIAL AND OTHER INSTRUMENTS

Foreign Currency Risk

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. For the quarter ended June 30, 2006, there were no significant operations using forward exchange contracts and no significant forward exchange contract is outstanding as of today.

Credit Risk

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs on-going credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.

Interest Rate Risk

We are exposed to market risk from changes in interest rates relating to our revolving credit facility. To manage this risk, the Company uses interest rate swaps. The Company formally documents and designates each derivative financial instrument as a hedge of its credit facility. The Company determines that derivative financial instruments are effective hedges.

The Company uses interest rate swaps as part of its program for managing the combination of fixed and variable interest rates of its debt and the corresponding aggregate cost of borrowing. Interest rate swaps involve an exchange of interest payments without an exchange of principal underlying the interest payments. They are accounted for as an adjustment of accrued interest expense on the debt instruments. The corresponding amount to be paid to counterparties or to be received from counterparties is accounted for as an adjustment of accrued interest.

In the case of an early termination of one of the interest swap agreements or if the hedge ceases to be effective prior to maturity, any realized and unrealized gains or losses would be recorded on the balance sheet and amortized to consolidated earnings over the remaining term of the related hedged debt. In the event of early extinguishment of the debt, any realized or unrealized gains or losses related to the swap would be recognized in the consolidated earnings at the time of the extinguishment of the debt.

In December 2005, $50.0 million of borrowings were swapped to a three-year fixed rate. As at June 30, 2006, we have only $37.9 million of long-term debt which bears interest at floating rates.

RISK FACTORS AND UNCERTAINTIES

There has been no significant change in the risk factors and uncertainties facing Atrium Biotechnologies as described in the Company's 2005 annual MD&A.

CONTINUOUS DISCLOSURE

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and it is, therefore, required to file continuous disclosure documents such as interim and annual financial statements, a proxy circular, an annual information form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or through the Internet at the following addresses: www.atrium-bio.com and www.sedar.com.

Forward-Looking Statements

This report contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect us. The information contained herein is dated as of August 10, 2006, date of the Board's approval for the MD&A and the Consolidated Financial Statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

On behalf of management,

Vice President, Finance and Chief Financial Officer



John Dempsey

August 10, 2006

RECEIVED
2006 NOV -2 P 12:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Atrium Biotechnologies Inc.

Interim Consolidated Financial Statements
(expressed in thousands of **US DOLLARS**)

For the periods ended June 30, 2006 and 2005

Atrium Biotechnologies Inc.

Interim Consolidated Balance Sheets
(expressed in thousands of US DOLLARS)

Unaudited	As at June 30, 2006	As at December 31, 2005
	$	$
Assets		
Current assets		
Cash and cash equivalents	19,634	14,886
Short-term investments	-	2,958
Accounts receivable	53,793	55,831
Income taxes recoverable	4,358	1,952
Inventory	30,334	31,758
Prepaid expenses	1,343	1,313
Future income tax assets	608	555
	110,070	109,253
Long-term investment, at cost	1,187	1,139
Property, plant and equipment	5,477	5,809
Deferred charges	1,474	1,695
Intangible assets	72,186	68,027
Goodwill (note 4)	114,277	109,035
Future income tax assets	3,234	3,289
	307,905	298,247
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	38,932	48,142
Income taxes	3,561	936
Balance of purchase price payable (note 3)	1,292	-
Deferred revenues	378	174
Current portion of long-term debt	26	70
	44,189	49,322
Long-term debt	99,955	105,878
Employee future benefits	221	205
Future income tax liabilities	19,980	18,431
	164,345	173,836
Shareholders' Equity		
Share capital (note 5)	79,217	78,985
Contributed surplus	1,641	1,497
Retained earnings	51,807	38,596
Cumulative translation adjustment	10,895	5,333
	143,560	124,411
	307,905	298,247

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors,

Luc Dupont, Director

Gérard Limoges, Director

Atrium Biotechnologies Inc.

Interim Consolidated Statements of Retained Earnings
(expressed in thousands of **US DOLLARS**)

Unaudited	Six months ended June 30, 2006	2005
	$	$
Balance - Beginning of period	38,596	24,288
Net earnings for the period	13,211	7,226
Balance - End of period	51,807	31,514

Interim Consolidated Statements of Contributed Surplus
(expressed in thousands of **US DOLLARS**)

Unaudited	Six months ended June 30, 2006	2005
	$	$
Balance - Beginning of period	1,497	905
Stock-based compensation costs	144	314
Exercise of stock options	-	(24)
Balance - End of period	1,641	1,195

The accompanying notes are an integral part of these interim consolidated financial statements.

Atrium Biotechnologies Inc.

Interim Consolidated Statements of Earnings

(expressed in thousands of US DOLLARS, except share and per share data)

Unaudited	Quarters ended June 30, 2006	Quarters ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005
	$	$	$	$
Revenues	74,283	50,345	150,292	98,496
Operating expenses				
Cost of sales	51,225	36,826	105,781	71,662
Selling and administrative	11,259	6,308	21,252	12,869
Research and development costs	126	138	258	285
Research and development tax credits, grants and other revenues	-	(56)	(26)	(85)
Depreciation and amortization				
Property, plant and equipement	383	119	762	248
Intangible assets	443	183	881	322
	63,436	43,518	128,908	85,301
Earnings from operations	10,847	6,827	21,384	13,195
Other revenues (expenses)				
Dividend income	2,350	-	4,608	-
Interest income	173	69	365	148
Financial expenses				
Interest on long term-debt	(4,278)	(391)	(8,219)	(1,144)
Other	(38)	(76)	(293)	(399)
Foreign exchange gain (loss)	(169)	(111)	2	5
	(1,962)	(509)	(3,537)	(1,390)
Earnings before the following items	8,885	6,318	17,847	11,805
Income tax expense				
Current	2,238	2,204	4,224	3,640
Future	328	146	412	699
	2,566	2,350	4,636	4,339
	6,319	3,968	13,211	7,466
Non-controlling interest	-	-	-	240
Net earnings for the period	6,319	3,968	13,211	7,226
Net earnings per share				
Basic	0.21	0.14	0.44	0.27
Diluted	0.19	0.13	0.41	0.26
Weighted average number of shares outstanding (000's)				
Basic	30,113	28,945	30,076	26,365
Diluted	32,487	31,153	32,449	28,084

The accompanying notes are an integral part of these interim consolidated financial statements.

Atrium Biotechnologies Inc.

Interim Consolidated Statements of Cash Flows

(expressed in thousands of US DOLLARS)

Unaudited	Quarters ended June 30, 2006	Quarters ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005
	$	$	$	$
Cash flows from operating activities				
Net earnings for the period	6,319	3,968	13,211	7,226
Items not affecting cash and cash equivalents				
Depreciation and amortization	826	302	1,643	570
Deferred charges	149	61	289	370
Deferred revenues	(154)	(7)	190	362
Stock-based compensation costs	79	156	144	314
Foreign exchange loss (gain) on long-term items denominated in foreign currency	47	129	(244)	122
Future income taxes	328	146	412	699
Non-controlling interest	-	-	-	240
Change in non-cash operating working capital items				
Accounts receivable	10,886	251	7,008	(2,766)
Inventory	(254)	(89)	3,098	(636)
Prepaid expenses	510	248	36	(70)
Accounts payable and accrued liabilities	(3,603)	(903)	(10,574)	1,942
Income taxes	184	276	326	43
	15,317	4,538	15,539	8,416
Cash flows from financing activities				
Increase in long-term debt	1,755	124	1,771	51,389
Payments on long-term debt	(6,920)	(38,295)	(8,247)	(72,206)
Payments on balances of purchase price	-	(2,187)	-	(3,123)
Issuance of shares, net of share issue expenses	87	38,416	232	37,850
	(5,078)	(1,942)	(6,244)	13,910
Cash flows from investing activities				
Proceeds from the sale of short-term investments	1,457	-	3,193	2,072
Purchase of a long-term investment	-	(401)	-	(401)
Business acquisitions, net of cash and cash equivalents acquired	(6,884)	(95)	(8,009)	(18,360)
Purchase of property, plant and equipment	(127)	(232)	(303)	(284)
Acquisition of amortizable intangible assets	(9)	(13)	(22)	(61)
	(5,563)	(741)	(5,141)	(17,034)
Increase in cash and cash equivalent	4,676	1,855	4,154	5,292
Effect of exchange rate changes on cash and cash equivalents	493	(815)	594	(1,344)
Cash and cash equivalents - Beginning of period	14,465	13,078	14,886	10,170
Cash and cash equivalents - End of period	19,634	14,118	19,634	14,118
Additional information				
Interest paid	4,143	433	10,349	1,257
Income taxes paid	2,095	1,877	3,905	3,516

The accompanying notes are an integral part of these interim consolidated financial statements.

Atrium Biotechnologies Inc.

Notes to Interim Consolidated Financial Statements

For the periods ended June 30, 2006 and 2005

(tabular amounts in thousands of **US DOLLARS**, except share and per share data and as otherwise noted)

Unaudited

1 Basis of presentation

These interim financial statements as at June 30, 2006 and for the periods ended June 30, 2006 and 2005, are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial information. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for these periods have been included.

The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim results of operations are not necessarily indicative of the results for the full year.

2 New accounting standards

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855 "Financial Instruments – Recognition and Measurement", section 3865 "Hedges", section 1530 "Comprehensive Income" and section 3251 "Equity". Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006 and we will adopt them on January 1, 2007. The Company is currently assessing the effects of these new standards on its consolidated financial statements.

3 Business acquisition

On May 1, 2006, the Company acquired, through its subsidiary MultiChem Import Export (2005) Inc. ("MultiChem"), the assets of Amisol Company Ltd. ("Amisol") for a total consideration of $7,169,000 (CAN$7,935,000), including all acquisition-related costs, of which an amount of $5,562,000 (CAN$6,156,000) was paid cash, $304,000 (CAN$336,000) was accrued as acquisition-related costs and $1,303,000 (CAN$1,442,000) as a balance of purchase price. Amisol has been marketing personal care products in Canada since 1974.

This acquisition has been accounted for using the purchase method and the results of operations have been included in the statement of earnings from the date of acquisition. The total consideration was allocated based on management's preliminary assesment as to the estimated fair value at the acquisition date. This preliminary assesment is subject to change upon receipt of an independant valuation report and the final determination of the fair value of the assets acquired and liabilities assumed.

The allocated values of the net assets acquired are as follows:

	$
Assets	
Current assets	2,947
Property, plant and equipment	71
Intangible assets	1,000
	4,018
Liabilities	
Current liabilities	1,093
Net identifiable assets acquired	2,925
Goodwill	4,244
Purchase price	7,169
Less : Balance of purchase price	1,303
Acquisition costs unpaid	304
	5,562

Goodwill and intangible assets are included in the Active Ingredients & Specialty Chemicals segment and are deductible for income tax purposes.

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

4 Goodwill

The change in the carrying value is as follows :

	Active Ingredients & Specialty Chemicals $	Health & Nutrition $	Total $
Balance as at December 31, 2004	40,393	21,285	61,678
Acquisitions	10,074	42,155	52,229
Adjustments (a)	(49)	48	(1)
Impact of foreign exchange rate	(4,915)	44	(4,871)
Balance as at December 31, 2005	45,503	63,532	109,035
Acquisitions	4,244	-	4,244
Adjustments (a)	1,214	(3,430)	(2,216)
Impact of foreign exchange rate	3,158	56	3,214
Balance as at June 30, 2006	54,119	60,158	114,277

(a) Adjustments consist of changes to the estimated fair value of assets acquired and liabilities assumed, contingent payments, additional acquisition-related costs and reversal of accounts payable and accrued liabilities related to acquisitions. In the Health & Nutrition Division, an adjustment was recorded for $3,549,000 in 2006 according to the final determination of the fair value of the assets acquired and liabilities assumed of HVL Parent Incorporated ("Douglas Laboratories"). This adjustment has been essentially applied against intangible assets and future income tax liabilities. In the Active Ingredients & Specialty Chemicals Division, a contingent payment in the amount of $1,132,000 (CAN$1,322,000) for the acquisition of MultiChem was recorded and paid in 2006.

5 Share capital

Authorized

Unlimited number of shares of the following classes :

Multiple voting shares, voting and participating, bearing two votes per share, convertible at the option of the holder into subordinate voting shares on a one-for-one basis

Subordinate voting shares, voting and participating, one vote per share

Issued

	As at June 30, 2006		As at December 31, 2005	
	Number	Amount $	Number	Amount $
Multiple voting shares				
Balance - Beginning and end of period	14,000,000	7,656	14,000,000	7,656
Subordinate voting shares				
Balance - Beginning of period	15,997,447	71,329	9,784,664	16,187
Issued pursuant to the initial public offering	-	-	4,166,667	40,920
Issued for the acquisition of non-controlling interest	-	-	741,584	7,283
Issued as part of the acquisition of Douglas Laboratories	-	-	917,532	8,632
Issued pursuant to the stock option plan	119,500	232	387,000	884
Share issue expenses, net of related income taxes	-	-	-	(2,640)
Stock-based compensation costs	-	-	-	63
Balance - End of period	16,116,947	71,561	15,997,447	71,329
Total share capital	30,116,947	79,217	29,997,447	78,985

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

6 Related party transactions (refer to note 18 of 2005 annual financial statements)

	Quarters ended June 30,		Six months ended June 30,	
	2006	2005	2006	2005
	$	$	$	$
Purchases of raw materials and subcontracting	82	35	128	134
Administration fees	38	27	75	62
Dividend income	2,350	-	4,608	-
Interest expenses	2,335	-	4,577	26
Expenses reimbursed related to a technology acquired	256	120	527	200
Subcontracting revenues	11	174	25	200

7 Segment information

The following tables present information by segment :

	Quarters ended June 30,					
	2006			2005		
	Active Ingredients & Specialty Chemicals	Health & Nutrition	Total	Active Ingredients & Specialty Chemicals	Health & Nutrition	Total
	$	$	$	$	$	$
Revenues	44,599	29,684	74,283	42,870	7,475	50,345
Earnings from operations	3,789	7,058	10,847	3,681	3,146	6,827
Depreciation and amortization	199	627	826	212	90	302
Capital expenditures	30	106	136	66	179	245

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

Unaudited

	Six months ended June 30,					
	2006			2005		
	Active Ingredients & Specialty Chemicals	Health & Nutrition	Total	Active Ingredients & Specialty Chemicals	Health & Nutrition	Total
	$	$	$	$	$	$
Revenues	92,729	57,563	150,292	83,614	14,882	98,496
Earnings from operations	7,656	13,728	21,384	7,415	5,780	13,195
Depreciation and amortization	421	1,222	1,643	382	188	570
Capital expenditures	70	255	325	152	193	345
	As at June 30, 2006			As at December 31, 2005		
Segment assets	133,590	163,859	297,449	120,789	164,097	284,886

Unallocated assets amount to $10,456,000 as at June 30, 2006 and $13,361,000 as at December 31, 2005 and consist mainly of cash and cash equivalents, accounts receivables, income taxes recoverable, investment, at cost and future income tax assets.



I, Luc Dupont, President and Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atrium Biotechnologies Inc., (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared.

August 10, 2006

Luc Dupont
President and Chief Executive Officer


ATRIUM
BIOTECHNOLOGIES

I, John Dempsey, Vice President, Finance and Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atrium Biotechnologies Inc. (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared.

August 10, 2006



John Dempsey
Vice President, Finance
and Chief Financial Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

Message to Shareholders

Atrium Biotechnologies had an excellent first quarter with revenues of US$76.0 million, an increase of 58% when compared to the same quarter a year earlier. Net earnings reached US$6.9 million for the quarter, an increase of 112% compared to the same quarter last year.

This increase is mainly due to the acquisition of Douglas Laboratories in December 2005 and to organic growth in both of our divisions. The Company obtained excellent results and was able to continue its growth because of the better penetration of existing customers, the penetration of new markets and new product launches.

During the quarter, our main focus was on the integration of the recently acquired Douglas Laboratories and focusing on organic growth. The quarter ended March 31, 2006, was the first time that all the operating entities were included for a full quarter and therefore the results of the first quarter 2006 reflect the full financial picture of Atrium Biotechnologies. All of the operating units, as well as Douglas Laboratories acquired in December 2005, contributed positively to the first quarter 2006 results. The integration of Douglas Laboratories progressed as per the plan and it is anticipated that the synergies associated with the acquisition will continue to be materialized during the next quarters. Also, the growth from both divisions is expected to continue. The efforts to increase profitability are reflected in the increased gross margin and EBITDA margin.

Also, during the first quarter, we continued our efforts to realize our strategic acquisition plan which will reinforce our leadership position and will enable us to support the organic growth with the implementation of commercial and operational synergies. Our revolving credit facility has an authorized amount to US$107 million with the flexibility to increase it up to US$171 million. This additional capacity will allow Atrium to pursue its acquisition strategy. As of March 31, 2006, only US$93 million was drawn under the existing facility.

As a result, Atrium currently has sufficient flexibility to implement an important part of its growth strategy, which is the reinforcement of its position in the North American and European markets.



Luc Dupont
President and Chief Executive Officer

The following analysis provides a review of Atrium Biotechnologies Inc.'s ("Atrium Biotechnologies") results of operations and cash flows for the quarter ended March 31, 2006 compared with the quarter ended March 31, 2005 and the financial condition as at March 31, 2006 compared to December 31, 2005. In this Management's Discussion and Analysis ("MD&A"), the "Company", "we", "us", and "our" mean Atrium Biotechnologies and its subsidiaries. This discussion should be read in conjunction with the unaudited interim consolidated financial statements for the quarter ended March 31, 2006 and with Atrium Biotechnologies's 2005 Annual Report. Additional information relating to Atrium Biotechnologies, including the latest Annual Information Form, is available on SEDAR at www.sedar.com.

The Company is reporting its financial results and financial position in US dollars since fiscal 2005. All amounts are in US dollars unless otherwise indicated.

Our consolidated financial statements are reported in thousands of US dollars and have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, or Canadian GAAP. We occasionally refer to non-GAAP financial measures in this MD&A. These non-GAAP financial measures do not have any meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These non-GAAP financial measures are presented in a consistent manner. These measures consist of earnings before interest and taxes ("EBIT" or "earnings from operations"), earnings before interest, taxes, depreciation and amortization ("EBITDA") and gross margin. EBIT means net earnings less (i) dividend income and interest income; and add (ii) interest expense, income tax expense, foreign exchange loss, non-controlling interest and loss on dilution of investment. EBITDA means the addition of EBIT and depreciation and amortization. Gross margin means sales less cost of goods sold; cost of goods sold does not include depreciation of production equipment. They are disclosed to provide additional information and should not be considered as a substitute for measures of performance prepared in accordance with GAAP.

COMPANY OVERVIEW

Atrium Biotechnologies Inc. is a leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries. We focus primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium Biotechnologies markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 40 countries, primarily in North America, Europe and Asia.

The Company is organized in two divisions which are: (i) Active Ingredients & Specialty Chemicals; and (ii) Health & Nutrition:

1. ACTIVE INGREDIENTS & SPECIALTY CHEMICALS

This division develops, manufactures and markets over 1,500 value-added active ingredients and specialty chemicals for the cosmetic, pharmaceutical, chemical and nutrition sectors. Our portfolio includes active ingredients, specialty lipids, chemical synthesis intermediates, functional chemicals, innovative additives, preservatives and excipients. Our proprietary active ingredients are commercialized through our own sales force in France and Canada and through a network of more than 35 specialized distributors in approximately 40 other countries.

2. HEALTH & NUTRITION FINISHED PRODUCTS

This division develops, manufactures and markets more than 1,300 proprietary health and nutrition finished products, vitamins, minerals and specialized products through a network of more than 40,000 healthcare professionals in the United States. In addition, some of our products are offered in more than 25 countries through a network of more than 45 distributors targeting niche markets.

FINANCIAL SUMMARY – FIRST QUARTER OF 2006:

- Revenues were $76.0 million for the first quarter of 2006 in comparison with $48.2 million in 2005, an increase of 57.9%;
- EBITDA increased by 71.1% to $11.4 million in the first quarter of 2006 compared to $6.6 million for the same quarter in 2005;
- Net earnings reached $6.9 million for the first quarter of 2006 compared to $3.3 million in 2005, an increase of 111.5%;
- Cash flow from operating activities before changes in non-cash operating working capital items were $8.1 million for the first quarter of 2006 compared to $5.1 million in 2005, an increase of 56.4 %.

SUBSEQUENT EVENT TO THE QUARTER

On May 1, 2006, the Company acquired, through its subsidiary MultiChem, the assets of Amisol Company Ltd. for a total consideration of approximately $6 million. This amount will be paid in cash and will come from Atrium's cash on hand and credit facility. Amisol has been marketing personal care products in Canada since 1974.

INTERIM CONSOLIDATED RESULTS OF OPERATIONS SUMMARY (in thousands of US dollars) Unaudited	**Quarters ended March 31,**	
	2006	**2005**
	$	$
Revenues	**76,009**	48,151
Earnings from operations (EBIT)	**10,537**	6,368
Depreciation and amortization	**817**	268
EBITDA	**11,354**	6,636
Net earnings	**6,892**	3,258
Cash flow from operating activities before changes in non-cash operating working capital items	**8,051**	5,148

INTERIM CONSOLIDATED BALANCE SHEET DATA (in thousands of US dollars) Unaudited	**As at**	
	March 31,	**December 31,**
	2006	**2005**
	$	$
Total assets	**298,235**	298,247
Long-term liabilities	**123,265**	124,514

Revenues for the quarter ended March 31, 2006 reached $76.0 million compared to $48.2 million for the same period in 2005, an increase of 57.9%. The increase came primarily from the acquisition of Douglas Laboratories in December 2005 and the contribution from both divisions. We expect continued growth in revenues in 2006 due to the consolidation of the results of newly-acquired Douglas Laboratories and organic growth from both divisions.

Gross margin amounted to $21.5 million for the quarter ended March 31, 2006, compared to $13.3 million in the same period in 2005, an increase of 61.1%. This variation is primarily attributable to: (i) the gross margin from the newly-acquired Douglas Laboratories and MultiChem; and (ii) the synergies realized from the Douglas Laboratories acquisition. The gross margin increased from 27.7% in the first quarter of 2005 to 28.2% for the same period in 2006. Also, the gross margin improved from 24.3% in the fourth quarter of 2005 to 28.2% for the first quarter of 2006.

Selling, general and administrative expenses were $10.0 million for the quarter ended March 31, 2006, an increase of $3.4 million over the $6.6 million incurred during the same period in 2005. The increase primarily comes from the selling, general and administrative expenses of the newly-acquired companies Douglas Laboratories and MultiChem. In addition, the increase of these expenses in 2006 also comes from additional expenses associated with public companies.

EBITDA for the quarter ended March 31, 2006 was $11.4 million compared to $6.6 million in 2005, an increase of 71.1%. Most of the increase in 2006 came from the acquisition of Douglas Laboratories in December 2005 and from the acquisition of MultiChem at the end of January 2005 for which we accounted for a full quarter in 2006. The EBITDA margin increased from 13.8% in the first quarter of 2005 to 14.9% for the same period in 2006. Also, the EBITDA margin increased significantly from 10.0% in the fourth quarter of 2005 to 14.9% for the first quarter of 2006 due to the contribution of Douglas Laboratories as well as from better margins from both divisions.

Depreciation and amortization expenses for the quarter ended March 31, 2006 were $0.8 million, an increase of $0.5 million compared to $0.3 million in 2005. This increase is primarily due to the amortization of intangible assets resulting from the acquisitions of Douglas Laboratories and MultiChem.

Dividend income and Interest income for the quarter ended March 31, 2006 totalled $2.5 million compared to $0.1 million in 2005. This increase is almost entirely due to the dividend income totalling $2.3 million from the tax loss monetization program set up with Æterna Zentaris (refer to Related Party Transactions section of our 2005 Annual Report). We expect to have an increase in dividend income in the second and third quarter since this tax loss monetization was set up in September 2005. The dividend income should be accounted for as long as the program remains in place.

Interest expense for the quarter ended March 31, 2006 was $4.2 million compared to $1.1 million in 2005. The increase for the quarter ended March 31, 2006 is due directly from the increase in debt levels related to the acquisitions, particularly Douglas Laboratories in December 2005 as well as from the interest expense incurred with the implementation of the tax loss monetization program for which we accounted $2.3 million of interest expense. The debt level in the first quarter 2005 was off set by the cash received from the IPO at the beginning of April 2005. We expect to have an increase in interest expense in 2006 due to the higher debt level since the acquisition of Douglas Laboratories in December 2005 and also due to the tax loss monetization program.

Foreign exchange gain amounted to $0.2 million in the first quarter of 2006 and $0.1 million in 2005.

Income tax expense amounted to $2.1 million (or 23.1% of earnings before taxes) for the quarter ended March 31, 2006, compared to $2.0 million (or 36.2% of earnings before taxes) during the same period last year. This decrease in tax rate is primarily attributable to the tax loss monetization program set up with Æterna Zentaris (refer to Related Party Transactions section of our Annual Report) and from our new debt structure related to the acquisition of Douglas Laboratories. We expect to have a similar income tax rate in the next quarters if the tax loss monetization program and the new debt structure remain in place.

Non-controlling interest of $0.2 million during the first quarter of 2005 was the last non-controlling interest accounted for since the non-controlling interest in our French subsidiary, Unipex Finance S.A.S., was acquired at the same time as the completion of our IPO at the beginning of April 2005. We now control 100% of all of our subsidiaries and will not have to account for non-controlling interest in the statement of earnings in the future.

Net earnings for the quarter ended March 31, 2006 were $6.9 million or $0.23 per share compared to $3.3 million or $0.14 per share in 2005, an increase of $3.6 million or 111.5%. This increase in net earnings is primarily attributable to accretive acquisitions in our two divisions, Douglas Laboratories in December 2005 and MultiChem at the end of January 2005 as well as increased profitability in both of our divisions. On a diluted per share basis, net earnings for the quarter ended March 31, 2006 were $0.21 per share compared to $0.12 in 2005.

The significant increase in the net earnings in 2006 allowed the Company to increase net earnings per share and diluted net earnings per share even though the weighted average number of shares outstanding increased to 30.0 million (32.4 million for the diluted) for the quarter ended March 31, 2006 compared to 23.8 million

(26.4 million for the diluted) for the same period in 2005. The increase in shares outstanding is mainly due to the issuance of shares for the IPO completed on April 6, 2005, the acquisition of the minority interest in Unipex, the issuance of shares in relation to the Douglas Laboratories' acquisition and the exercise of options.

TOTAL CONSOLIDATED ASSETS AND LONG-TERM LIABILITIES

Total consolidated assets did not change and were $298.2 million on December 31, 2005 and March 31, 2006. Long-term liabilities totalled $123.3 million as of March 31, 2006 compared to $124.5 million as of December 31, 2005. Additional information on segment assets is provided in the interim consolidated financial statements.

ACTIVE INGREDIENTS & SPECIALTY CHEMICALS DIVISION ("AI&SC") RESULTS		
(in thousands of US dollars) Unaudited	Quarters ended March 31,	
	2006 $	2005 $
Revenues	48,130	40,744
Earnings from operations (EBIT)	3,867	3,734
Depreciation and amortization	222	170
EBITDA	4,089	3,904

Revenues from the Active Ingredients & Specialty Chemicals Division were $48.1 million for the quarter ended March 31, 2006, representing an increase of 18.1% over revenues of $40.7 million for the same period in 2005. This increase is attributable essentially to the acquisition of MultiChem on January 24, 2005 and to organic growth in the division.

EBITDA was $4.1 million (or 8.5% of revenues) for the quarter ended March 31, 2006, representing an increase of $0.2 million or 4.7% over 2005 EBITDA of $3.9 million (or 9.6% of revenues). This increase is attributable essentially to an increased contribution from proprietary products, acquisition of MultiChem, organic growth and greater efficiencies. The EBITDA margin increased from 5.6% in the fourth quarter 2005 to 8.5% for the first quarter 2006.

HEALTH & NUTRITION DIVISION ("H&N") RESULTS		
(in thousands of US dollars) Unaudited	Quarters ended March 31,	
	2006 $	2005 $
Revenues	27,879	7,407
Earnings from operations (EBIT)	6,670	2,634
Depreciation and amortization	595	98
EBITDA	7,265	2,732

Revenues from the Health & Nutrition Division were $27.9 million for the quarter ended March 31, 2006, representing an increase of $20.5 million or 276.4% over revenues of $7.4 million for the same period last year. This increase came primarily from the acquisition of Douglas Laboratories in December 2005 and from organic growth.

EBITDA was $7.3 million (or 26.1% of revenues) for the quarter ended March 31, 2006 representing an increase of $4.6 million or 165.9% over the same period last year where the EBITDA was $2.7 million (or 36.9% of revenues). Most of this increase came from the acquisition of Douglas Laboratories, synergies and organic growth.

LIQUIDITY, CASH FLOW AND CAPITAL RESOURCES

Our operations and our capital expenditures are mainly financed through cash flows from operating activities. the use of our liquidities, as well as the issuance of debt and common shares.

During the last quarter of 2005, the Company modified its revolving credit facility by increasing the authorized amount from $64.2 million (CAN$75 million) to $107.0 million (CAN$125 million) with the possibility to increase this amount up to $171.2 million (CAN$200 million) under certain conditions. This credit facility is a three-year term loan and is renewable annually. This facility is bearing interest at variable rates and is secured by a first hypothec on all assets of the Company and its North American subsidiaries. Moreover, all the shares held by the Company in its French subsidiaries have been pledged as collateral security.

As of March 31, 2006, our consolidated cash and cash equivalents and short-term investments position was $15.9 million and our long-term debt amounted to $104.6 million. This long-term debt includes $93.0 million from our amended revolving credit facility, leaving approximately $14.0 million available from the current authorized amount of $107.0 million. The Company may increase the authorized amount up to a maximum of $171.2 million under certain conditions. The other portion of our long-term debt represents a subordinated debt of $11.5 million which is bearing interest at a rate of 7%. Concurrent with the acquisition of Douglas Laboratories in December 2005, $50.0 million of borrowings were swapped to a three-year fixed rate.

The Company believes that these liquidities, combined with our revolving credit facility and the cash flow from operations, will be adequate to meet operating cash requirements in a foreseeable future. However, possible additional acquisitions of complementary businesses or products may require additional financing.

OPERATING ACTIVITIES

Cash flows generated by our operations were $0.2 million for the quarter ended March 31, 2006 compared to $3.9 million in 2005. This cash flows decrease is primarily due to the increase of accounts receivable and decrease of accounts payable related to specific transactions timing. Cash flow from operating activities before changes in non-cash operating working capital items were $8.1 million for the first quarter of 2006 compared to $5.1 million in 2005, an increase of 56.4 %. This cash flows increase comes from existing operations and from newly-acquired Douglas Laboratories. Cash flows generated by our operations in 2006 are expected to increase due to the Company's operations and the Douglas Laboratories acquisitions.

FINANCING ACTIVITIES

For the quarter ended March 31, 2006, cash flows used for financing activities were used for a debt reimbursement of $1.3 million off set by cash received by the exercise of options. During the same quarter of 2005, the increase in cash flows from financing activities mainly came from the net increase of $17.4 million in long-term debt which was used for the acquisition of MultiChem.

INVESTING ACTIVITIES

The increase of cash flows from investing activities were $0.4 million for the quarter ended March 31. 2006. This cash flows mainly comes from the proceeds from the sales of short-term investments offset by some payments of acquisition-related costs of Douglas Laboratories. For the same period in 2005, cash flows used in investing activities amounted to $16.3 million and were used mainly to acquire MultiChem

There has been no significant change in Contractual obligations and commercial commitments facing Atrium Biotechnologies as described in the Company's 2005 annual MD&A.

OUTSTANDING SHARE DATA

As of May 1, 2006, there were 16,105,447 subordinate voting shares issued and outstanding and 14,000,000 multiple voting shares issued and outstanding. These multiple voting shares are 100% owned by Æterna Zentaris and will be converted into subordinate voting share on a one-for-one basis at the latest 5 years after April 6, 2005, date of the closing of our IPO. As of the same date, there were 3,086,500 stock options outstanding.

QUARTERLY SUMMARY FINANCIAL INFORMATION
(tabular amounts in thousands of US DOLLARS, except per share data)

Unaudited	Quarters ended,			
	March 31, 2006	**December 31, 2005**	**September 30, 2005**	**June 30, 2005**
	$	$	$	$
Revenues	76,009	58,358	44,009	50,345
AI&SC	48,130	47,385	37,007	42,870
H&N	27,879	10,973	7,002	7,475
EBITDA	11,354	5,836	5,626	7,129
AI&SC	4,089	2,649	2,833	3,893
H&N	7,265	3,187	2,793	3,236
Net Earnings	6,892	3,999	3,083	3,968
EPS basic	0.23	0.14	0.11	0.14
EPS diluted	0.21	0.13	0.10	0.13
	Quarters ended,			
	March 31, 2005	**December 31, 2004**	**September 30, 2004**	**June 30, 2004**
	$	$	$	$
Revenues	48,151	35,473	31,398	34,591
AI&SC	40,744	27,979	24,439	27,597
H&N	7,407	7,494	6,959	6,994
EBITDA	6,636	5,197	5,195	5,706
AI&SC	3,904	2,258	2,502	3,112
H&N	2,732	2,939	2,693	2,594
Net Earnings	3,258	2,251	2,122	3,030
EPS basic	0.14	0.10	0.09	0.13
EPS diluted	0.12	0.09	0.09	0.13

(1) Per share data is calculated independently for each of the quarters presented. Therefore, the sum of this quarterly information may not equal the corresponding annual information.

OFF-BALANCE SHEET ARRANGEMENTS

There were no other off-balance sheet arrangements than the one presented and described in note 18 of the 2005 annual consolidated financial statements and related to the tax loss monetization program. As of March 31, 2006, we did not have interests in any variable interest entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

There has been no significant change in Atrium Biotechnologies' accounting policies and estimates since December 31, 2005. Please refer to the corresponding section in our 2005 Annual Report for a complete description of our critical accounting policies and estimates.

New accounting standard

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855 "Financial Instruments – Recognition and Measurement", section 3865 "Hedges", section 1530 "Comprehensive Income" and section 3251 "Equity".

Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006 and we will adopt them on January 1, 2007. The Company is currently assessing the effects of these new standards on its consolidated financial statements.

FINANCIAL AND OTHER INSTRUMENTS

Foreign Currency Risk

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. For the quarter ended March 31, 2006, there were no significant operations using forward exchange contracts and no significant forward exchange contract is outstanding as of today.

Credit Risk

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs on-going credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.

Interest Rate Risk

We are exposed to market risk from changes in interest rates relating to our revolving credit facility.

To mitigate this risk, in December 2005, $50.0 million of borrowings were swapped to a three-year fixed rate. As at March 31, 2006, we have only $43.0 million of long-term debt which bears interest at floating rates.

RISK FACTORS AND UNCERTAINTIES

There has been no significant change in the risk factors and uncertainties facing Atrium Biotechnologies as described in the Company's 2005 annual MD&A.

CONTINUOUS DISCLOSURE

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and it is, therefore, required to file continuous disclosure documents such as interim and annual financial statements, a proxy circular, an annual information form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or through the Internet at the following addresses: www.atrium-bio.com and www.sedar.com.

Forward-Looking Statements

This report contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect us. The information contained herein is dated as of May 1, 2006, date of the Board's approval for the MD&A and the Consolidated Financial Statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

On behalf of management,

Vice President, Finance and Chief Financial Officer



John Dempsey

May 1, 2006

Atrium Biotechnologies Inc.

Interim Consolidated Financial Statements
(expressed in thousands of US dollars)

Quarters ended March 31, 2006 and 2005

Atrium Biotechnologies Inc.

Interim Consolidated Balance Sheets

(expressed in thousands of US dollars)

	As at March 31, 2006	As at December 31, 2005
	$	$
	Unaudited	*Audited*
Assets		
Current assets		
Cash and cash equivalents	14 465	14 886
Short-term investments	1 451	2 958
Accounts receivable	60 329	55 831
Income taxes recoverable	2 413	1 952
Inventory	28 537	31 758
Prepaid expenses	1 788	1 313
Future income tax assets	577	555
	109 560	109 253
Long-term investment, at cost	1 134	1 139
Property, plant and equipment	5 622	5 809
Deferred charges	1 538	1 695
Intangible assets	67 576	68 027
Goodwill (note 3)	109 552	109 035
Future income tax assets	3 253	3 289
	298 235	298 247
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	40 722	48 142
Income taxes	1 496	936
Deferred revenues	518	174
Current portion of long-term debt	46	70
	42 782	49 322
Long-term debt	104 542	105 878
Employee future benefits	210	205
Future income tax liabilities	18 513	18 431
	166 047	173 836
Shareholders' Equity		
Share capital (note 4)	79 130	78 985
Contributed surplus	1 562	1 497
Retained earnings	45 489	38 596
Cumulative translation adjustment	6 007	5 333
	132 188	124 411
	298 235	298 247

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors,

Luc Dupont, Director

Gérard Limoges, Director

Atrium Biotechnologies Inc.

Interim Consolidated Statements of Retained Earnings

(expressed in thousands of US dollars)

Unaudited	Quarters ended March 31, 2006	2005
	$	$
Balance - Beginning of period	38 597	24 288
Net earnings for the period	6 892	3 258
Balance - End of period	45 489	27 546

Interim Consolidated Statements of Contributed Surplus

(expressed in thousands of US dollars)

Unaudited	Quarters ended March 31, 2006	2005
	$	$
Balance - Beginning of period	1 497	905
Stock-based compensation costs	65	158
Balance - End of period	1 562	1 063

The accompanying notes are an integral part of these interim consolidated financial statements.

Atrium Biotechnologies Inc.

Interim Consolidated Statements of Earnings

(expressed in thousands of US dollars, except share and per share data)

Unaudited	Quarters ended March 31, 2006	2005
	$	$
Revenues	76 009	48 151
Operating expenses		
Cost of sales	54 556	34 836
Selling and administrative	9 993	6 561
Research and development costs	132	147
Research and development tax credits, grants and other revenues	(26)	(29)
Depreciation and amortization		
Property, plant and equipement	379	129
Intangible assets	438	139
	65 472	41 783
Earnings from operations	10 537	6 368
Other revenues (expenses)		
Financial revenues (note 5)	2 450	79
Financial expenses (note 5)	(4 196)	(1 076)
Foreign exchange gain	171	116
	(1 575)	(881)
Earnings before the following items	8 962	5 487
Income tax expense		
Current	1 986	1 436
Future	84	553
	2 070	1 989
	6 892	3 498
Non-controlling interest	-	240
Net earnings for the period	6 892	3 258
Net earnings per share		
Basic	0,23	0,14
Diluted	0,21	0,12
Weighted average number of shares outstanding (000's)		
Basic	30 040	23 785
Diluted	32 403	26 356

The accompanying notes are an integral part of these interim consolidated financial statements.

Atrium Biotechnologies Inc.

Interim Consolidated Statements of Cash Flows

(expressed in thousands of US dollars)

Unaudited	Quarters ended March 31, 2006	2005
	$	$
Cash flows from operating activities		
Net earnings for the period	6 892	3 258
Items not affecting cash and cash equivalents		
Depreciation and amortization	817	268
Deferred charges	140	309
Deferred revenues	344	369
Stock-based compensation costs	65	158
Foreign exchange gain on long-term items denominated in foreign currency	(291)	(7)
Future income taxes	84	553
Non-controlling interest	-	240
Change in non-cash operating working capital items		
Accounts receivable	(3 878)	(3 017)
Inventory	3 352	(547)
Prepaid expenses	(474)	(318)
Accounts payable and accrued liabilities	(6 971)	2 845
Income taxes	142	(233)
	222	3 878
Cash flows from financing activities		
Increase in long-term debt	16	51 265
Payments on long-term debt	(1 327)	(33 911)
Payments on balances of purchase price	-	(936)
Issuance of shares, net of share issue expenses and related income taxes	145	-
Initial public offering expenses	-	(566)
	(1 166)	15 852
Cash flows from investing activities		
Proceeds from the sale of short-term investments	1 736	2 072
Business acquisitions, net of cash and cash equivalents acquired	(1 125)	(18 265)
Purchase of property, plant and equipment	(176)	(52)
Acquisition of amortizable intangible assets	(13)	(48)
	422	(16 293)
Increase (decrease) in cash and cash equivalent	(522)	3 437
Effect of exchange rate changes on cash and cash equivalents	101	(529)
Cash and cash equivalents - Beginning of period	14 886	10 170
Cash and cash equivalents - End of period	14 465	13 078
Additional information		
Interest paid	6 206	824
Income taxes paid	1 810	1 639

The accompanying notes are an integral part of these interim consolidated financial statements.

Atrium Biotechnologies Inc.

Notes to Interim Consolidated Financial Statements

Quarters ended March 31, 2006 and 2005

(expressed in thousands of US dollars, except share data)

Unaudited

1 Basis of presentation

These interim financial statements as at March 31, 2006 and for the quarters ended March 31, 2006 and 2005, are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles (GAAP) for interim financial information. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for these periods have been included.

The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim results of operations are not necessarily indicative of the results for the full year.

2 New accounting standards

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855 "Financial Instruments – Recognition and Measurement", section 3865 "Hedges", section 1530 "Comprehensive Income" and section 3251 "Equity". Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006 and we will adopt them on January 1, 2007. The Company is currently assessing the effects of these new standards on its consolidated financial statements.

3 Goodwill

The change in the carrying value is as follows :

	Active Ingredients & Specialty Chemicals $	Health & Nutrition $	Total $
Balance as at December 31, 2004	40 393	21 285	61 678
Acquisitions	10 074	42 155	52 229
Adjustments (a)	(49)	48	(1)
Impact of foreign exchange rate	(4 915)	44	(4 871)
Balance as at December 31, 2005	45 503	63 532	109 035
Adjustments (a)	1 132	(1 017)	115
Impact of foreign exchange rate	407	(5)	402
Balance as at March 31, 2006	47 042	62 510	109 552

(a) Adjustments consist of contingent payments, additional acquisition-related costs and reversal of accounts payable and accrued liabilities related to acquisitions. A contingent payment for the acquisition of Multichem was accounted for $1,132 during the first quarter of 2006. This amount was paid after the end of quarter.

(expressed in thousands of US dollars, except share data)

4 Share capital

Authorized

Unlimited number of shares of the following classes :

Multiple voting shares, voting and participating, bearing two votes per share, convertible at the option of the holder into subordinate voting shares on a one-for-one basis

Subordinate voting shares, voting and participating, one vote per share

Issued

	For the quarter ended March 31, 2006	
	Number	Amount $
Multiple voting shares		
Balance - Beginning and end of period	14 000 000	7 656
Subordinate voting shares		
Balance - Beginning of period	15 997 447	71 329
Issued pursuant to the stock option plan	62 000	145
Balance - End of period	16 059 447	71 474
Total share capital	30 059 447	79 130

5 Related party transactions (see note 18 of 2005 annual financial statements)

	Quarters ended March 31, 2006 $	2005 $
Purchased of raw materials and subcontracting	46	99
Administration fees	37	35
Dividend income	2 258	-
Interest expenses	2 242	26
Expenses reimbursed related to a technology acquired	271	80
Subcontracting revenues	14	26

(expressed in thousands of US dollars, except share data)

6 **Segment information**

The following tables present information by segment :

	Quarters ended March 31,					
	2006			2005		
	Active Ingredients & Specialty Chemicals	Health & Nutrition	Total	Active Ingredients & Specialty Chemicals	Health & Nutrition	Total
	$	$	$	$	$	$
Revenues	48 130	27 879	76 009	40 744	7 407	48 151
Earnings from operations	3 867	6 670	10 537	3 734	2 634	6 368
Depreciation and amortization	222	595	817	170	98	268
Capital expenditures	40	149	189	86	14	100
	As at March 31, 2006			As at December 31, 2005		
Segment assets	122 398	164 021	286 419	120 789	164 097	284 886

Unallocated assets amount to $11,816 as at March 31, 2006 and $13,361 as at December 31, 2005 and consist mainly of cash and cash equivalents, investment, at cost and future income tax assets.

7 **Subsequent event**

On May 1, 2006, the Company acquired, through its subsidiary MultiChem, the assets of Amisol Company Ltd. for a total consideration of approximately $6 million. This amount will be paid in cash and will come from Atrium's cash on hand and credit facility. Amisol has been marketing personal care products in Canada since 1974.



I, Luc Dupont, President and Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atrium Biotechnologies Inc., (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared.

May 1st, 2006

Luc Dupont
President and Chief Executive Officer


ATRIUM
BIOTECHNOLOGIES

I, John Dempsey, Vice President, Finance and Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atrium Biotechnologies Inc. (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared.

May 1st, 2006



John Dempsey
Vice President, Finance
and Chief Financial Officer

No document of this type was filed since January 1, 2006

No document of this type was filed since January 1, 2006

RECEIVED
2006 NOV -2 P 12:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

No document of this type was filed since January 1, 2006

No document of this type was filed since January 1, 2006

RECEIVED
2006 NOV -2 P 12:35
FICE OF INTERNATIONAL
CORPORATE FINANCE

No document of this type was filed since January 1, 2006

No document of this type was filed since January 1, 2006

RECEIVED

2006 NOV -2 P 12:37

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

dated as of December 8, 2005

by and among

ATRIUM BIOTECH HOLDCO, INC.

ATRIUM BIOTECHNOLOGIES INC.

HVL PARENT INCORPORATED

and

THE SELLERS LISTED ON THE SIGNATURE PAGES HERETO

with respect to all
outstanding capital stock of

HVL PARENT INCORPORATED

TABLE OF CONTENTS

This Table of Contents is not part of the Agreement to which it is attached but is inserted for convenience only.

EXHIBITS

This STOCK PURCHASE AGREEMENT dated as of December 8, 2005 is made and entered into by and among Atrium Biotechnologies Inc., a Canadian corporation ("Atrium"), Atrium Biotech Holdco, Inc., a Delaware corporation and a wholly-owned subsidiary of Atrium ("Purchaser"), HVL Parent Incorporated, a Delaware corporation (the "Company"), and the selling shareholders listed on the signature pages hereto (each individually, a "Seller" and collectively, the "Sellers"). Capitalized terms not otherwise defined herein have the meanings set forth in Section 14.01.

WHEREAS, Sellers collectively own (i) 344.744 shares of Series A Preferred Stock, par value $0.01 per share, of the Company, (ii) 38.456 shares of Series B Preferred Stock, par value $0.01 per share, of the Company, (iii) 164,103 shares of Class A Common Stock, par value $0.01 per share, of the Company and (iv) 5,000,000 shares of Common Stock, par value $0.01 per share, of the Company, collectively constituting all issued and outstanding shares of capital stock of the Company (such shares described in clauses (i) through (iv) being referred to collectively herein as the "Shares"); and

WHEREAS, Sellers desire to sell, and Purchaser desires to purchase, the Shares on the terms and subject to the conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

SALE OF SHARES AND CLOSING

1.01 Purchase and Sale. Each Seller agrees to sell to Purchaser, and Purchaser agrees to purchase from such Seller, all of the right, title and interest of such Seller in and to the Shares owned by such Seller at the Closing on the terms and subject to the conditions set forth in this Agreement.

1.02 Purchase Price. The aggregate purchase price for the Shares, the covenant of the Sellers contained in Section 5.2, and the cancellation of the Company Stock Options is $85,090,580 (the "Purchase Price"), payable as follows:

(a) the amount of the Purchase Price payable to each of the T.A. Shareholders is set forth opposite their names on Annex 1 hereto and shall be paid 100% in cash; and

(b) the amount of the Purchase Price payable to each of the Lioon Shareholders, each of the Management Shareholders and each of the Company Stock Option holders is set forth opposite their names on Annex 1 hereto.

The portion of the Purchase Price payable to Sellers in cash pursuant to this Section 1.02 is referred to herein as the "Cash Payment" and the portion of the Purchase Price payable to certain of the Lioon Shareholders, Management Shareholders and Company Stock Option holders in Atrium Shares pursuant to this Section 1.02 is referred to herein as the "Share Payment."

1.03 Closing; Escrow.

(a) The Closing will take place at the offices of Milbank, Tweed, Hadley & McCloy LLP, 1 Chase Manhattan Plaza, New York, New York 10005-1413, or at such other place as Purchaser and Sellers mutually agree, at 10:00 A.M. local time, on the Closing Date. At the Closing, Purchaser will pay the Purchase Price by (a) paying the Cash Payment by wire transfer of immediately available funds to such account(s) as Sellers' Representative may reasonably direct by written notice delivered to Purchaser at least two (2) Business Days before the Closing Date, provided that $7,000,000 of the Purchase Price payable to the T.A. Shareholders and the Lioon Shareholders (the "Escrow Fund") shall be delivered by Purchaser by wire transfer of immediately available funds to Wachovia Bank, N.A. Corporate Trust, as escrow agent (the "Escrow Agent") under an escrow agreement to be entered into on the Closing Date by Sellers' Representative, Atrium, Purchaser and the Escrow Agent substantially in the form of Exhibit A hereto (the "Cash Escrow Agreement"); and (b) delivering to certain of the Lioon Shareholders, Management Shareholders and Company Stock Option holders certificates representing the Share Payment in the names and amounts set forth on Annex 1 hereto. Simultaneously, each Seller will assign and transfer to Purchaser all of such Seller's right, title and interest in and to the Shares owned by such Seller by delivering to Purchaser a certificate or certificates representing such Shares, in genuine and unaltered form.

(b) Sellers shall deliver to Purchaser the following items on or before the Closing Date:

(i) executed Cash Escrow Agreement substantially in the same form as Exhibit A;

(ii) executed employment agreements with each of L. Douglas Lioon and Jeffrey D. Lioon in the same form as Exhibits B-1 and B-2 hereto;

(iii) for each holder of a Company Stock Option, an executed Option Termination Agreement substantially in the same form as Exhibits C-1 and C-2;

(iv) with respect to each Seller that is an entity, a certificate, dated the Closing Date and executed by the Secretary or any Assistant Secretary of such Seller (or such Person performing such duties), in the form and to the effect of Exhibit D hereto;

(v) all third party consents (or in lieu thereof waivers) listed in Section 1.03(b) of the Disclosure Schedule;

(vi) written resignations of each member of the boards of directors and each officer of the Company and the Subsidiaries;

(vii) the opinions of Goodwin Procter LLP, counsel to the Company, dated the Closing Date, substantially in the form and to the effect of Exhibit E-1

hereto, and Dapper, Baldasare, Benson, Behling & Kane, P.C., counsel to the Company, dated the Closing Date, substantially in the form and to the effect of Exhibit E-2 hereto;

(viii) written undertaking by KPMG LLP, the independent auditors of the Company and its consolidated subsidiaries to provide its written consent as soon as possible after the Closing Date to the inclusion of the audited consolidated financial statements of the Company and its consolidated subsidiaries for the years 2002, 2003 and 2004 and related reports by Atrium in any reports that Atrium files under federal and provincial securities Laws in Canada; and

(ix) the minute books and other similar records of the Company and the Subsidiaries, and the stock transfer ledgers and other similar records of the Company and the Subsidiaries.

(c) Purchasers and Atrium shall deliver to Sellers the following items on or before the Closing Date:

(i) the opinions of Milbank, Tweed, Hadley & McCloy LLP, special U.S. counsel to Atrium, dated the Closing Date, substantially in the form and to the effect of Exhibit F-1 hereto and Heenan Blaikie LLP, counsel to Atrium, dated the Closing Date, substantially in the form and to the effect of Exhibit F-2 hereto;

(ii) for Atrium and Purchaser certificates, dated the Closing Date and executed by the Secretary or any Assistant Secretary of such Atrium and Purchaser (or such Person performing such duties), substantially in the forms and to the effect of Exhibit G-1 and G-2 hereto; and

(iii) certified irrevocable instructions to Atrium's transfer agent to deliver the certificates representing the Atrium Shares as soon as possible following the Closing Date.

1.04 Allocation of Purchase Price. For U.S. federal, state and local income tax purposes, the Purchase Price shall be allocated as follows: (i) $10,000 of the Purchase Price shall be allocable to, and deemed to be consideration of, the covenant of the Sellers contained in Section 5.02 and (ii) the remainder of the Purchase Price shall be allocable to, and deemed to be consideration of, the Shares and the cancellation of the Company Stock Options. The Sellers, the Company and Atrium agree to report an allocation of the Purchase Price among the covenant of the Sellers contained in Section 5.02 and the Shares in a manner entirely consistent with the allocation described in the preceding sentence, and agree to act in accordance with such allocation in the preparation and filing of all Tax Returns and in the course of any Tax audit, Tax review or Tax litigation relating thereto.

1.05 Legend on Atrium Shares.

(a) Each certificate for Atrium Shares issued as the Share Payment shall bear the following legends:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, (THE "SECURITIES ACT"), AND MAY NOT BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS (A) REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES AND THE SECURITIES REGULATORY AUTHORITIES OF APPLICABLE STATES, (B) AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE OR (C) THE SECURITIES ACT AND THE SECURITIES LAWS OF THE STATES ARE NOT APPLICABLE TO SUCH OFFERING, SALE, TRANSFER OR DISPOSAL. THE SECURITIES REPRESENTED HEREBY MAY BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF IN CANADA IN ACCORDANCE WITH APPLICABLE PROVINCIAL SECURITIES LAWS. A NEW CERTIFICATE, WITH THE ABOVE LEGEND REMOVED, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY", MAY BE OBTAINED FROM NATIONAL BANK TRUST INC. ON AND AFTER APRIL 9, 2006 UPON DELIVERY OF THIS CERTIFICATE AND A JOINT WRITTEN INSTRUCTION OF THE TRANSFEREE AND ATRIUM BIOTECHNOLOGIES INC."

"UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE APRIL 9, 2006."

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ("TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON TSX."

The legends will be removed on and after April 9, 2006 upon delivery by the Lioon Shareholder, Management Shareholder or Company Stock Option holder or their respective transferee, as the case may be, of the certificate for Atrium Shares and a joint written instruction to Atrium's transfer agent from Atrium and such Lioon Shareholder, Management Shareholder or Company Stock Option holder or their respective transferee, as the case may be. Atrium shall cooperate in good faith with the Lioon Shareholder, Management Shareholder or Company Stock Option holder or their respective transferee, as the case may be, to deliver such joint written instruction promptly upon request by such Lioon Shareholder, Management Shareholder or Company Stock Option holder or respective transferee.

(b) The Atrium Shares issued as the Share Payment also shall bear the following legend:

"THE TRANSFERABILITY OF THIS CERTIFICATE AND THE SHARES OF STOCK REPRESENTED HEREBY ARE SUBJECT TO THE TERMS AND CONDITIONS CONTAINED IN THE STOCK PURCHASE AGREEMENT DATED DECEMBER 8, 2005 ENTERED INTO BETWEEN ATRIUM BIOTECHNOLOGIES INC., ATRIUM BIOTECH HOLDCO, INC. HVL PARENT INCORPORATED AND SELLERS LISTED ON THE SIGNATURE PAGES THERETO (THE "AGREEMENT"). COPIES OF THE AGREEMENT ARE ON FILE IN THE OFFICE OF THE SECRETARY OF ATRIUM BIOTECHNOLOGIES INC., 1405, BOUL. DU PARC-TECHNOLOGIQUE, QUEBEC, QUEBEC CANADA G1P P5. ATRIUM BIOTECHNOLOGIES INC. WILL FURNISH TO THE RECORDHOLDER OF THE CERTIFICATE, WITHOUT CHARGE AND UPON WRITTEN REQUEST AT ITS PRINCIPAL PLACE OF BUSINESS, A COPY OF THE AGREEMENT. THE SHARES REPRESENTED BY THIS CERTIFICATE SHALL NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED, HYPOTHECATED OR OTHERWISE DISPOSED OF BY THE RECORD HOLDER TO ANOTHER PERSON PRIOR TO DECEMBER 8, 200[6][7][8], UNLESS SPECIFICALLY PERMITTED PURSUANT TO THE TERMS OF THE AGREEMENT. ATRIUM BIOTECHNOLOGIES INC. RESERVES THE RIGHT TO REFUSE TO RECORD THE TRANSFER OF THIS CERTIFICATE UNTIL ALL SUCH RESTRICTIONS ARE SATISFIED, ALL SUCH TERMS ARE COMPLIED WITH AND ALL SUCH CONDITIONS ARE SATISFIED."

The Atrium Shares issued to each Lioon Shareholder, Management Shareholder and Company Stock Option holder as the Share Payment shall not be sold, assigned, transferred, pledged, encumbered, hypothecated or otherwise disposed of by the holder thereof prior to the following dates:

(i) One-third (1/3) of the Atrium Shares issued to each such Lioon Shareholder, Management Shareholder and Company Stock Option holder as the Share Payment shall be released from the restrictions in this paragraph (b) on the first anniversary of the Closing Date;

(ii) One-third (1/3) of the Atrium Shares issued to each such Lioon Shareholder, Management Shareholder and Company Stock Option holder as the Share Payment shall be released from the restrictions in this paragraph (b) on the second anniversary of the Closing Date; and

(iii) the final one-third (1/3) of the Atrium Shares issued to each such Lioon Shareholder, Management Shareholder and Company Stock Option holder as the Share Payment shall be released from the restrictions in this paragraph (b) on the third anniversary of the Closing Date.

Notwithstanding the foregoing, the restrictions in this paragraph (b) shall terminate (i) as to all Atrium Shares issued as the Share Payment upon a business combination between Atrium and an unrelated third party (whether by merger, consolidation, tender offer, sale of substantially all of Atrium's stock assets) and (ii) as to all Atrium Shares issued as the Share Payment to a Lioon Shareholder, Management Shareholder or Company Stock Option holder who is an employee of the Company or any of its Subsidiaries, upon the death, disability or termination by the Company or such Subsidiary without "cause" of such employee or the termination by such employee for "good reason" (as defined below). With respect to clause (ii) of the foregoing sentence, in the event that (x) L. Douglas Lioon is the employee at issue, the Atrium Shares issued as the Share Payment to Malliouhanna Associates L.P. shall also be released from the restrictions in this paragraph (b) at the time the Atrium Shares held by L. Douglas Lioon are so released; and (y) Jeffrey D. Lioon is the employee at issue, the Atrium Shares issued as the Share Payment to the Jeffrey D. Lioon Revocable Trust and Lexington Drive Associates L.P. shall also be released from the restrictions in this paragraph (b) at the time the Atrium Shares held by Jeffrey D. Lioon are so released. Atrium shall cooperate in good faith with the Lioon Shareholder, Management Shareholder or Company Stock Option holder or their respective transferee, as the case may be, to deliver a written notice to Atrium's transfer agent promptly upon the happening of an event described above informing the transfer agent that such restrictions are to be released and instructing the transfer agent to remove the above legend from the applicable share certificate(s). For purposes of this Section 1.05(b), "cause" and "good reason" shall have the meanings given to them in the employment agreement between such employee and the Company or any of its Subsidiaries, or if no such employment agreement exists at such time, then (A) "cause" shall mean any of the following events has occurred: (1) the employee's continual or deliberate neglect of the performance of his material duties, including the failure to follow any lawful directive of the applicable board of directors or the president of the Company which is substantially consistent with the employee's duties and responsibilities (provided that employee has failed to cure the same within ten (10) Business Days after written notice thereof from the Company); (2) the employee's failure to devote substantially all of his working time to the business of the Company and its Subsidiaries or Affiliated companies (provided that employee has failed to cure the same within ten (10) Business Days after written notice thereof from the Company); (3) the employee's engagement in misconduct in connection with the performance of any of his duties, including, without limitation, the misappropriation of funds or securing or attempting to secure personally any profit in connection with any transaction entered into on behalf of the Company or its Subsidiaries or Affiliated companies; (4) the employee's material breach of any confidentiality or non-disclosure agreements with the Company, or any violation, in any material respect, of any policy of the Company that is generally applicable to employees or executive employees of the Company (provided that employee has failed to cure the same within ten (10) Business Days after written notice thereof from the Company); (5) the employee's active disloyalty to the Company, including, without limitation, willfully aiding a competitor or improperly disclosing material confidential information; or (6) the employee's engaging in conduct that is reasonably likely to result in material injury to the reputation of the Company including conviction of, or entry of a plea of nolo contendere to, a felony or any crime involving fraud or embezzlement under federal, state or local Laws; and (B) "good reason" shall mean, without the employee's written consent, (1) the assignment to the employee of any duties and responsibilities which are materially inconsistent with the employee's historical duties and responsibilities; or (2) requiring the employee to perform his primary duties at a location more

than thirty-five (35) miles away from the location at which the employee currently serves, provided that good reason shall not exist unless the Company shall have failed to cure any of the conditions described above within ten (10) Business Days of written notice from the employee, which such notice being required to be given within ten (10) Business Days of the occurrence of such condition).

1.06 Further Assurances; Post-Closing Cooperation. At any time or from time to time after the Closing, each Seller shall execute and deliver to Purchaser such other documents and instruments, provide such materials and information and take such other actions as Purchaser may reasonably request more effectively to vest title to the Shares owned and conveyed by such Seller in Purchaser and, to the full extent permitted by Law, to put Purchaser in actual possession and control of the Shares, and otherwise to cause such Seller to fulfill its obligations under this Agreement and the Operative Agreements to which it is a party.

(a) Following the Closing, each party will afford the other party, its counsel and its accountants, during normal business hours, reasonable access to the books, records and other data relating to the Business or Condition of the Company in its possession with respect to periods prior to the Closing and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by the requesting party in connection with (i) the preparation of Tax Returns, (ii) the determination or enforcement of rights and obligations under this Agreement, (iii) compliance with the requirements of any Governmental or Regulatory Authority, (iv) the determination or enforcement of the rights and obligations of any party to this Agreement or any of the Operative Agreements or (v) in connection with any actual or threatened Action or Proceeding. Further, each party agrees for a period extending six (6) years after the Closing Date not to destroy or otherwise dispose of any such books, records and other data unless such party shall first offer in writing to surrender such books, records and other data to the other party and such other party shall not agree in writing to take possession thereof during the ten (10) day period after such offer is made.

(b) If, in order to properly prepare its Tax Returns, other documents or reports required to be filed with Governmental or Regulatory Authorities or its financial statements or to fulfill its obligations hereunder, it is necessary that a party be furnished with additional information, documents or records relating to the Business or Condition of the Company not referred to in paragraph (a) above, and such information, documents or records are in the possession or control of the other party, such other party shall use its best efforts to furnish or make available such information, documents or records (or copies thereof) at the recipient's request, cost and expense. Any information obtained by any Seller in accordance with this paragraph (b) shall be held confidential by such Seller in accordance with Section 15.05.

(c) Notwithstanding anything to the contrary contained in this Section 1.06, if the parties are in an adversarial relationship in litigation or arbitration, the furnishing of information, documents or records in accordance with any provision of this Section 1.06 shall be subject to applicable rules relating to discovery.

1.07 Interest and Dividends Earned on Escrow Agreements. For federal income tax purposes, any payment to an escrow account pursuant to the Cash Escrow Agreement

is intended to be a payment under the installment sales rules of Code section Section 453, will be treated by all of the parties hereto as deferred Purchase Price, and will be subject to imputation of interest under Section 483 or Section 1274 of the Code.; provided, however, that consistent with the foregoing, for all relevant tax purposes, the parties shall treat Purchaser as the owner of any amounts that Purchaser transfers to the escrow pursuant to the Cash Escrow Agreement. To the extent permitted under applicable Law, any items of income earned on such escrow accounts will be included in the gross income of Sellers. The Escrow Agent shall report any income related to the escrow accounts to Sellers on Form 1099; provided that, in no event shall the investment earnings on the escrow accounts actually distributed to Sellers exceed an annualized yield of twelve percent (12%). To the extent the investment income on the escrow accounts exceeds such amount, upon release of any funds from the Escrow Fund the amount representing such excess will be paid to the Company. The parties hereto agree to use their best efforts to cause the Escrow Agent to report any income related to the escrow accounts to the Sellers on Form 1099.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller severally (and not jointly, and subject to Section 15.16) hereby represents and warrants, as to itself, to Purchaser as follows:

2.01 Organization of Seller. To the extent such Seller is an entity, such Seller is (a) duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and (b) has full power and authority under its certificate of formation, bylaws, operating agreements, governing agreements or similar charter and governing documents to execute and deliver this Agreement and the Operative Agreements to which it is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, including without limitation to own, hold, sell and transfer (pursuant to this Agreement) the Shares. To the extent such Seller is an individual, such Seller has full power and authority to execute and deliver this Agreement and the Operative Agreements to which it is a party and to perform his obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, including without limitation to own, hold, sell and transfer (pursuant to this Agreement) the Shares.

2.02 Authority. The execution and delivery by such Seller of this Agreement and the Operative Agreements to which it is a party, and the performance by such Seller of its obligations hereunder and thereunder, have been duly and validly authorized by such Seller. This Agreement has been duly and validly executed and delivered by such Seller and constitutes, and upon the execution and delivery by such Seller of the Operative Agreements to which it is a party, such Operative Agreements will constitute legal, valid and binding obligations of such Seller enforceable against such Seller in accordance with their terms, except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting the enforcement of creditor's rights generally and by general principles of equity (regardless of whether or not enforcement is sought in a proceeding at law or in equity).

2.03 Capital Stock. Such Seller is the record and beneficial owner of the Shares owned by it, free and clear of all Liens and will transfer and deliver to Purchaser at Closing valid title to the Shares owned by it free and clear of all Liens, other than those Liens, if any, created by Purchaser.

2.04 Acquisition of Atrium StockWith respect to each Seller receiving Atrium Shares pursuant to Section 1.03(b), such Seller is acquiring Atrium Shares at Closing as the Share Payment for his or its own account for investment, and not with a view to, or for resale in connection with any distribution thereof within the meaning of the Securities Act. Such Seller acknowledges that the issuance of the Atrium Shares as the Share Payment will not be registered under the Securities Act or any state securities or blue sky Law, on the grounds that the offering and sale of the Atrium Shares are exempt from registration pursuant to exceptions available under such Laws, and that Purchaser's reliance upon such exemptions is predicated upon such Sellers' representations set forth in this Agreement. Such Seller acknowledges and understands that for purposes of United States Federal and state securities Laws, such shares must be held for an indefinite period of time unless they are subsequently registered under the Securities Act and/or applicable state securities or blue sky Laws or an exemption from such registration is available.

(b) Such Seller is an "accredited investor" within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act.

(c) With respect to each Seller receiving Atrium Shares pursuant to Section 1.03(b), such Seller acknowledges that the Atrium Shares will be subject to restrictions on resale for a period of four (4) months and one (1) day from the Closing Date under Canadian securities legislation and that the certificates representing the Atrium Shares will bear a legend to that effect, as required by Canadian securities legislation. Such Seller acknowledges that the Atrium Shares will be issued pursuant to a registration and prospectus exemption under Canadian securities legislation and that such Seller will not have certain civil recourse against Atrium that would be available under Canadian securities legislation in the case of a distribution of shares pursuant to a prospectus.

2.05 No Conflicts. The execution and delivery by Seller of this Agreement does not, and the execution and delivery by such Seller of the Operative Agreements to which it is a party, the performance by such Seller of its obligations under this Agreement and such Operative Agreements and the consummation of the transactions contemplated hereby and thereby do not:

(a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the certificate of formation, bylaws, operating agreements, governing agreements, or similar charter or governing documents of such Seller;

(b) subject to obtaining the consents, approvals and actions, making the filings and giving the notices disclosed in Section 2.05 of the Disclosure Schedule, conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to such

Seller or any of its Assets and Properties, other than those violations or breaches that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect; or

(c) except as disclosed in Section 2.05 of the Disclosure Schedule, (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require said Seller to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, (iv) result in or give to any Person any right of termination, cancellation, acceleration or modification in or with respect to, (v) result in or give to any Person any additional rights or entitlement to increased, additional, accelerated or guaranteed payments under or (vi) result in the creation or imposition of any Lien upon such Seller or any of its respective Assets and Properties under, any Contract or License to which such Seller is a party or by which any of its respective Assets and Properties is bound.

2.06 Governmental Approvals and Filings. Except as disclosed in Section 2.06 of the Disclosure Schedule, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of such Seller is required in connection with the execution, delivery and performance of this Agreement or the Operative Agreements to which it is a party or the consummation of the transactions contemplated hereby or thereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF CERTAIN SHAREHOLDERS

Each of the Lioon Shareholders and the T.A. Shareholders severally (and not jointly, and subject to Section 15.16) hereby represents and warrants to Purchaser as follows:

3.01 Organization of the Company. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has full corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its Assets and Properties. Section 3.01 of the Disclosure Schedule lists all lines of business in which the Company is participating or engaged. The Company is duly qualified, licensed or admitted to do business and is in good standing in those jurisdictions specified in Section 3.01 of the Disclosure Schedule, which are the only jurisdictions in which the ownership, use or leasing of its Assets and Properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except where the failure by the Company and the Subsidiaries to be so qualified, licensed or admitted and in good standing would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. The name of each director and officer of the Company on the date hereof, and the position with the Company held by each, are listed in Section 3.01 of the Disclosure Schedule. Sellers have prior to the execution of this Agreement delivered to Purchaser true and complete copies of the certificate of incorporation and bylaws of the Company as in effect on the date hereof.

3.02 Capital Stock. The authorized, issued and outstanding capital stock of the Company is as set forth on Section 3.02(i) of the Disclosure Schedule. The Shares are the only

capital stock of the Company that are issued and outstanding. The Shares are duly authorized, validly issued, outstanding, fully paid and nonassessable. Except for this Agreement and as disclosed in Section 3.02(ii) of the Disclosure Schedule, there are no outstanding Options with respect to the Company.

3.03 Subsidiaries. Section 3.03 of the Disclosure Schedule lists the name of each Subsidiary and all lines of business in which each Subsidiary is participating or engaged. Each domestic Subsidiary is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation identified in Section 3.03 of the Disclosure Schedule, and Douglas Laboratories Europe B.V. is a company duly organized and validly existing under the Laws of the Netherlands. Each Subsidiary has full corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its Assets and Properties. Each Subsidiary is duly qualified, licensed or admitted to do business and is in good standing in those jurisdictions specified in Section 3.03 of the Disclosure Schedule, which are the only jurisdictions in which the ownership, use or leasing of such Subsidiary's Assets and Properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for those jurisdictions in which the failure by such Subsidiary to be so qualified, licensed or admitted and in good standing would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect. Section 3.03 of the Disclosure Schedule lists for each Subsidiary the amount of its authorized capital stock, the amount of its outstanding capital stock and the record owners of such outstanding capital stock. Except as disclosed in Section 3.03 of the Disclosure Schedule, all of the outstanding shares of capital stock of each Subsidiary have been duly authorized and validly issued, are fully paid and nonassessable, and are owned, beneficially and of record, by the Company or Subsidiaries wholly owned by the Company free and clear of all Liens. Except as disclosed in Section 3.03 of the Disclosure Schedule, there are no outstanding Options with respect to any Subsidiary. The name of each director and officer of each Subsidiary on the date hereof, and the position with such Subsidiary held by each, are listed in Section 3.03 of the Disclosure Schedule. Seller has prior to the execution of this Agreement delivered to Purchaser true and complete copies of the articles of incorporation and bylaws (or other comparable corporate charter documents) of each of the Subsidiaries as in effect on the date hereof.

3.04 No Conflicts. The execution and delivery by the Company of this Agreement does not, and the execution and delivery by the Company of the Operative Agreements to which it is a party, the performance by the Company of its obligations under this Agreement and such Operative Agreements and the consummation of the transactions contemplated hereby and thereby does not:

(a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the articles of incorporation or bylaws (or other comparable corporate charter documents) of the Company or any Subsidiary;

(b) subject to obtaining the consents, approvals and actions, making the filings and giving the notices disclosed in Section 3.05 of the Disclosure Schedule, conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to the Company or any Subsidiary or any of their respective Assets and Properties; or

(c) except as disclosed in Section 3.04 of the Disclosure Schedule, (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require the Company or any Subsidiary to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, (iv) result in or give to any Person any right of termination, cancellation, acceleration or modification in or with respect to, (v) result in or give to any Person any additional rights or entitlement to increased, additional, accelerated or guaranteed payments under, or (vi) result in the creation or imposition of any Lien upon the Company or any Subsidiary or any of their respective Assets and Properties under, any Contract or License to which the Company or any Subsidiary is a party or by which any of their respective Assets and Properties is bound, other than those violations, breaches, defaults, consents, approvals, actions, filings, notices, rights of termination, cancellation, acceleration, modifications or Liens that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

3.05 Governmental Approvals and Filings. Except as disclosed in Section 3.05 of the Disclosure Schedule, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of the Company or any Subsidiary is required in connection with the execution, delivery and performance of this Agreement or any of the Operative Agreements to which it is a party or the consummation of the transactions contemplated hereby or thereby, except for any immaterial consents, approvals, actions, filings or notices.

3.06 Books and Records. The minute books and other similar records of the Company and the Subsidiaries as made available to Purchaser prior to the execution of this Agreement contain a true and complete record, in all material respects, of all action taken at all meetings and by all written consents in lieu of meetings of the stockholders, the boards of directors and committees of the boards of directors of the Company and the Subsidiaries. The stock transfer ledgers and other similar records of the Company and the Subsidiaries as made available to Purchaser prior to the execution of this Agreement accurately reflect all record transfers prior to the execution of this Agreement in the capital stock of the Company and the Subsidiaries. Except as set forth in Section 3.06 of the Disclosure Schedule, neither the Company nor any Subsidiary has any of its Books and Records recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of the Company or a Subsidiary.

3.07 Financial Statements. Prior to the execution of this Agreement, Sellers have delivered to Purchaser true and complete copies of the following Financial Statements:

(a) the audited consolidated balance sheets of the Company as of September 30, 2002, 2003 and 2004, and the related audited consolidated statements of operations, stockholders' equity and cash flows for each of the fiscal years then ended, together with a true and correct copy of the report on such audited information by KPMG LLP, and all letters from such accountants with respect to the results of such audits; and

(b) the unaudited consolidated balance sheets of the Company as of September 30, 2005 and the related unaudited consolidated statements of operations, stockholders' equity and cash flows for the portion of the fiscal year then ended.

Except as set forth in the notes thereto and as disclosed in Section 3.07 of the Disclosure Schedule, all such Financial Statements (i) were prepared in accordance with GAAP (subject to normal year-end adjustments in the case of unaudited interim Financial Statements which adjustments, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect), (ii) fairly present, in all material respects, the consolidated financial condition and results of operations of the Company and its consolidated Subsidiaries as of the respective dates thereof and for the respective periods covered thereby (subject to normal year-end adjustments in the case of unaudited interim Financial Statements which adjustments, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect) and (iii) were compiled from the Books and Records of the Company and the Subsidiaries. The Company and the Subsidiaries have maintained their respective Books and Records in a manner sufficient to permit the preparation of Financial Statements in accordance with GAAP. Except for those Subsidiaries listed in Section 3.07 of the Disclosure Schedule, the financial condition and results of operations of each Subsidiary are, and for all periods referred to in this Section 3.07 have been, consolidated with those of the Company.

3.08 Absence of Changes. Except for the execution and delivery of this Agreement and the transactions to take place pursuant hereto on or prior to the Closing Date, since the Audited Financial Statement Date there has not been any event, occurrence, development or facts which, individually or together with other such events, occurrences, developments or facts, has had or would be reasonably likely to have a Material Adverse Effect. Without limiting the foregoing, except as disclosed in Section 3.08 of the Disclosure Schedule, there has not occurred between the Audited Financial Statement Date and the date of this Agreement:

(a) any declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of the Company or any Subsidiary, or any direct or indirect redemption, purchase or other acquisition by the Company or any Subsidiary of any such capital stock of or any Option with respect to the Company or any Subsidiary;

(b) other than as contemplated in Article X, any authorization, issuance, sale or other disposition by the Company or any Subsidiary of any shares of capital stock of or Option with respect to the Company or any Subsidiary, or any material modification or amendment of any right of any holder of any outstanding shares of capital stock of or Option with respect to the Company or any Subsidiary, with the exception of the acceleration of certain Options pursuant to their terms as described in Section 3.08 of the Disclosure Schedule;

(c) (i) any increase in the salary, wages or other compensation of any officer, employee or consultant of the Company or any Subsidiary excluding any increase of less than $5,000 made in the ordinary course of business consistent with past practice, (ii) any

establishment or modification of (A) targets, goals, pools or similar provisions in respect of any fiscal year under any Benefit Plan, employment-related Contract or other employee compensation arrangement or (B) salary ranges, increase guidelines or similar provisions in respect of any Benefit Plan, employment-related Contract or other employee compensation arrangement, in each case other than in the ordinary course of business consistent with past practice, (iii) any grant of severance or termination pay to any current or former director, officer, employee or consultant of the Company or any Subsidiary or (iv) any adoption, entering into or becoming bound by any Benefit Plan, employment-related Contract or collective bargaining agreement, or amendment, modification or termination (partial or complete) of any Benefit Plan, employment-related Contract or collective bargaining agreement, except to the extent required by applicable Law;

(d) (i) any incurrence by the Company or any Subsidiary of Indebtedness in an aggregate principal amount exceeding $100,000 (net of any amounts discharged during such period); or (ii) any voluntary purchase, cancellation, prepayment or complete or partial discharge in advance of a scheduled payment date with respect to, or waiver of any right of the Company or any Subsidiary under, any Indebtedness of or owing to the Company or any Subsidiary which exceeds $10,000 on an individual basis or $100,000 on an aggregate basis;

(e) any physical damage, destruction or other casualty Loss (whether or not covered by insurance) affecting any of the plant, real or personal property or equipment of the Company or any Subsidiary in an aggregate amount exceeding $25,000;

(f) any material change in (x) any pricing, investment, accounting, financial reporting, inventory, credit, allowance or Tax practice or policy of the Company or any Subsidiary, or (y) any method of calculating any bad debt, contingency or other reserve of the Company or any Subsidiary for accounting, financial reporting or Tax purposes, or any change in the fiscal year of the Company or any Subsidiary;

(g) any write-off or write-down of or any determination to write off or write down any of the Assets and Properties of the Company or any Subsidiary in an aggregate amount exceeding $25,000;

(h) any acquisition or disposition of, or incurrence of a Lien (other than a Permitted Lien) on, any Assets and Properties of the Company or any Subsidiary, other than in the ordinary course of business consistent with past practice;

(i) any (x) amendment of the certificate or articles of incorporation or by-Laws (or other comparable corporate charter documents) of the Company or any Subsidiary, (y) recapitalization, reorganization, liquidation or dissolution of the Company or any Subsidiary or (z) merger or other business combination involving the Company or any Subsidiary and any other Person;

(j) any entering into, amendment, modification, termination (partial or complete) or granting of a waiver under or giving any consent with respect to (i) any

Contract which is required (or had it been in effect on the date hereof would have been required) to be disclosed in the Disclosure Schedule pursuant to Section 3.17(a) or (ii) any material License, as set forth in Section 3.18 of the Disclosure Schedule held by the Company or any Subsidiary;

(k) any capital expenditures or commitments for additions to property, plant or equipment of the Company and the Subsidiaries constituting capital assets in an aggregate amount exceeding $100,000;

(l) any commencement or termination by the Company or any Subsidiary of any line of business;

(m) any transaction by the Company or any Subsidiary with any Seller or with any officer, director or Affiliate (other than the Company or any Subsidiary) of any Seller (i) outside the ordinary course of business consistent with past practice or (ii) other than on an arm's-length basis, other than pursuant to any Contract in effect on the Audited Financial Statement Date and disclosed pursuant to Section 3.17(a)(viii) of the Disclosure Schedule;

(n) any making of any loan, advance or capital contribution to or investment in any Person other than (i) loans, advances, or capital contributions to or investments in wholly-owned Subsidiaries or (ii) customary travel and similar advances for business purposes, in each case made in the ordinary course of business consistent with past practice;

(o) any entering into of a Contract to do or engage in any of the foregoing after the date hereof; or

(p) any other material transaction involving the Company or any Subsidiary outside the ordinary course of business consistent with past practice.

3.09 No Undisclosed Liabilities. Except as reflected or reserved against in the balance sheet included in the Audited Financial Statements or in the notes thereto or as disclosed in Section 3.09 of the Disclosure Schedule, there are no Liabilities against, relating to or affecting the Company or any Subsidiary or any of their respective Assets and Properties which would be required to be included on a balance sheet or notes thereto prepared in accordance with GAAP, other than Liabilities incurred in the ordinary course of business consistent with past practice.

3.10 Taxes. Except as set forth in Section 3.10 of the Disclosure Schedule,

(a) The Company (and each Subsidiary) has filed all income Tax Returns and all other material Tax Returns required to be filed by applicable Law prior to the date hereof. All Tax Returns were (and, as to Tax Returns not filed as of the date hereof, will be) filed on a timely basis, and the Company (and each Subsidiary) has paid all Taxes due from the Company (or any Subsidiary) for the periods covered by the Tax Returns except where the failure to file

Tax Returns or pay Taxes would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(b) No jurisdiction (whether within or outside of the United States) in which the Company (or any Subsidiary) has not filed a specific Tax Return has asserted in writing that the Company (or such Subsidiary) is required to file such Tax Return in such jurisdiction. Section 3.10 of the Disclosure Schedule lists all states and nations in which the Company or any Subsidiary files any Tax Returns and indicates in the case of income or franchise Tax filings whether such filings are made on a consolidated, combined or unitary basis.

(c) The Company (and each Subsidiary) has established on its Books and Records reserves adequate to pay all material Taxes not yet due and payable.

(d) There are no Tax Liens upon the assets of the Company (or any Subsidiary) except Liens for Taxes not yet due and payable.

(e) The Company (and each Subsidiary) has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party other than those Taxes, the failure of which to be withheld or to be paid would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(f) For any period beginning after December 31, 2000, neither the Company nor any Subsidiary has requested any extension of time within which to file any Tax Return.

(g) Neither the Company nor any Subsidiary has waived any statute of limitations for any income Taxes or income Tax Returns.

(h) No deficiency for any Taxes has been asserted or assessed in writing against the Company (or any Subsidiary);

(i) No audits or other administrative proceedings or court proceedings are presently pending or asserted in writing with regard to any Taxes or Tax Returns of the Company (or any Subsidiary);

(j) The Company has made available to Purchaser all Tax Returns filed by or on behalf of the Company (and each Subsidiary) for all Taxable years beginning after December 31, 2000 and ending on or prior to the Closing Date;

(k) No agreement as to payment of Taxes exists between the Company, any Subsidiary and any other Person, including pursuant to any Tax sharing agreement. Neither the Company nor any Subsidiary has any Liability for Taxes of any Person under Treasury Regulation 1.1502-6 (or any similar provision of any state, local or foreign Law), or as a transferee or successor, or by Contract or otherwise.

(l) No property of the Company (or any Subsidiary) is property that is or will be required to be treated as being owned by another Person pursuant to the provisions of Code

section 168(f)(8) (as in effect prior to its amendment by the Tax Reform Act of 1986) or is "Tax-exempt use property" or "Tax-exempt bond financed property" within the meaning of Code section 168;

(m) Neither the Company nor any Subsidiary is required to include in income for any taxable period ending after the Closing Date any amounts resulting from (i) a change in method of accounting for a taxable period ending on or prior to the Closing Date or (ii) an installment sale or open transaction disposition made on or prior to the Closing Date.

(n) Neither the Company nor any Subsidiary is or has been a "distributing corporation" or a "controlled corporation" within the meaning of Code section 355.

(o) Neither the Company nor any Subsidiary is a partner in a partnership (or an equity holder in any entity treated as a partnership for federal, state, or foreign income Tax purposes).

(p) Neither the Company nor any Subsidiary is a party to any agreement, Contract, or arrangement that would result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Code section 280G;

(q) The Company is not a United States real property holding corporation within the meaning of Code section 897(c)(2).

(r) Neither the Company nor any Subsidiary has engaged in any transaction or taken any position on a Tax Return that could give rise to a substantial understatement of federal income Tax within the meaning of Code section 6662. Neither the Company nor any Subsidiary has engaged in any reportable transactions that were required to be disclosed pursuant to Treasury Regulation section 1.6011-4.

(s) There are no outstanding extensions of statutes of limitations concerning any Tax with respect to the Company or any Subsidiary.

(t) No power of attorney currently in force has been granted by the Company or any Subsidiary concerning any Tax matter.

(u) Neither the Company nor any Subsidiary has received any written ruling of a Taxing Authority relating to Taxes, or any other written or legally binding agreement with a Taxing Authority relating to Taxes that could affect a taxable period of the Company or any Subsidiary ending after the Closing Date.

3.11 Legal Proceedings. Except as disclosed in Section 3.11 of the Disclosure Schedule (with paragraph references corresponding to those set forth below):

(a) there are no Actions or Proceedings pending or, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, threatened in writing against the Company or any Subsidiary or any of the current or former directors or officers of the Company or any Subsidiary arising out of or involving their actions and omissions while

serving in such office which (i) would be reasonably likely to result in the issuance of an Order restraining, enjoining, altering, materially delaying or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or any of the Operative Agreements or (ii) if determined adversely to any Seller, the Company or a Subsidiary, would be reasonably likely to result in (x) any injunction or other equitable relief against the Company or any Subsidiary that would interfere in any material respect with its business or operations or (y) a Material Adverse Effect, either individually or in the aggregate with other such Actions or Proceedings;

(b) to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, there are no facts or circumstances that would be reasonably likely to give rise to or serve as a basis for any Action or Proceeding that would be required to be disclosed pursuant to clause (a) above;

(c) there are no Orders outstanding against the Company or any Subsidiary;

(d) there are no Orders outstanding against any of the current or former directors or officers of the Company or any Subsidiary arising out of or involving their actions and omissions while serving in such capacity; and

(e) there are no claims pending against the Company or any of its Subsidiaries with respect to which any present or former director, officer, employee, Affiliate, fiduciary or agent of the Company and its Subsidiaries is currently seeking indemnification from the Company or any of its Subsidiaries pursuant to the articles, bylaws or written agreements described in Section 6.01(a) and to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, except as set forth in Section 3.11(e) of the Disclosure Schedule, there are no facts or circumstances that would be reasonably likely to give rise to or serve as a basis for any such claim.

Prior to the execution of this Agreement, Sellers have delivered to Purchaser copies of all pleadings, correspondence and other documents, and all responses of counsel for the Company and the Subsidiaries to auditors' requests for information delivered in connection with the Audited Financial Statements (together with any updates provided by such counsel), in each case regarding Actions or Proceedings pending or, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, threatened in writing against the Company or any Subsidiary.

3.12 Compliance With Laws and Orders. Except as disclosed in Section 3.12 of the Disclosure Schedule, (a) neither the Company nor any Subsidiary is or has at any time within the last four (4) years been, or has received any written notice that it is or has at any time within the last four (4) years been, in violation of or in default under, in any material respect, any Law or Order applicable to the Company or any Subsidiary or any of their respective Assets and Properties, other than those violations or defaults that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect and (b) to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, neither the Company nor any Subsidiary is under investigation with respect to nor has been threatened in writing to be charged with any Law or

Order applicable to the Company or any Subsidiary or any of their respective Assets or Properties.

3.13 Benefit Plans; ERISA.

(a) Section 3.13(a) of the Disclosure Schedule (i) contains a true and complete list of each Benefit Plan, (ii) identifies each Benefit Plan that is a Qualified Plan, (iii) identifies each Benefit Plan that at any time during the five-year period preceding the date of this Agreement was a Defined Benefit Plan and (iv) lists each other Plan maintained, established, sponsored or contributed to by an ERISA Affiliate, or any predecessor thereof, which, during the five-year period preceding the date of this Agreement, was at any time a Defined Benefit Plan. No Benefit Plan is a defined benefit pension plan, as defined in Section 3(2) of ERISA. Except as disclosed in Section 3.13(a) of the Disclosure Schedule, no loan is outstanding between the Company or any Subsidiary and any current or former employee thereof.

(b) Complete and correct copies of the following documents have been furnished to Purchaser prior to the execution of this Agreement: (i) any written Benefit Plans (or a summary of unwritten Benefit Plans), any related trust agreements, and service provider agreements, insurance Contracts or agreements with investment managers, including without limitation, all amendments thereto, (ii) current summary plan descriptions of each Benefit Plan subject to ERISA, and any similar descriptions of all other Benefit Plans, (iii) the two most recent Forms 5500 and Schedules thereto for each Benefit Plan subject to ERISA reporting requirements, (iv) the most recent determination or opinion of the IRS with respect to each Qualified Plan, (v) the most recent Financial Statements prepared with respect to any Benefit Plan and (vi) the most recent actuarial report of the qualified actuary of any Benefit Plan with respect to which actuarial valuations are conducted.

(c) Each of the Benefit Plans is, and its operation and administration is, in all material respects in compliance with, and neither the Company nor any Subsidiary has received any claim or notice that any such Benefit Plan is not in compliance with, all applicable Laws and Orders and prohibited transactions exemptions. Each Qualified Plan has received an IRS determination letter that the written form of the Qualified Plan meets the qualification requirements of Section 401(a) of the Code or is established pursuant to a prototype plan that is the subject of an opinion letter from the IRS that the form of prototype plan meets the qualification requirements of Section 401(a) of the Code and, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, nothing has occurred since the issuance of such letter that adversely affects such Qualified Plan's qualified status under Section 401(a) of the Code. Each Benefit Plan intended to provide for the deferral of income, the reduction of salary or other compensation or to afford other Tax benefits complies with the requirements of the applicable provisions of the Code or other Laws required in order to provide such Tax benefits.

(d) Neither the Company nor any Subsidiary is in default in performing any of its contractual obligations under any of the Benefit Plans or any related trust agreement or insurance contract, excluding defaults that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. All contributions and other payments required to be made to any Benefit Plan with respect to any period ending before or on the Closing Date

have been made or reserves adequate for such contributions or other payments have been or will be set aside therefor and have been or will be reflected in Financial Statements in accordance with GAAP. There are no outstanding Liabilities of, or related to, any Benefit Plan, other than (i) Liabilities for benefits to be paid in the ordinary course to participants in such Benefit Plan and their beneficiaries in accordance with the terms of such Benefit Plan, (ii) Liabilities incurred in the ordinary course for ancillary administrative or management services and (iii) Liabilities that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(e) No event has occurred, and there exists no condition or set of circumstances in connection with any Benefit Plan, under which the Company or any Subsidiary, directly or indirectly (through any indemnification agreement or otherwise), could reasonably be expected to be subject to any risk of Liability under ERISA, the Code, or any other applicable Law other than (i) Liabilities for benefits or ancillary administrative or management services incurred in the ordinary course or (ii) Liabilities that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. There are no pending or, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, threatened claims or investigations related to any Benefit Plan, nor to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, is there any basis for such a claim or investigation, excluding, in each case, claims or investigations that, if resolved adversely to the Company, would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(f) Except as disclosed in Section 3.13(f) of the Disclosure Schedule, (i) no benefit under any Benefit Plan or other plan, program or arrangement, including, without limitation, any severance or parachute payment plan or agreement, will be established or become accelerated, vested, funded or payable by reason of any transaction contemplated under this Agreement and neither the Company nor any Subsidiary is required to pay amounts paid with respect to any tax imposed under Section 4999 or Section 409A of the Code by reason of any transaction contemplated under this Agreement and (ii) neither the Company nor any Subsidiary has incurred any obligation to make (or possibly make) any payments that (A) will be non-deductible under, or would otherwise constitute a "parachute payment" within the meaning of, Section 280G of the Code (or any corresponding provision of state, local or foreign income Tax Law) or (B) are or may be subject to the imposition of an excise Tax under Section 4999 of the Code.

(g) Except as disclosed in Section 3.13(g) of the Disclosure Schedule, no Benefit Plan provides welfare coverage that extends after the termination of employment other than for continued coverage provided pursuant to the requirements of Section 4980B of the Code or other similar provision of state Law. Except as disclosed in Section 3.13(g) of the Disclosure Schedule, any Benefit Plan listed in Section 3.13(g) of the Disclosure Schedule may be amended, modified or terminated on the Closing without material liability (other than liabilities for benefits incurred in the ordinary course prior to such amendment, modification or termination).

(h) No Benefit Plan covers or provides benefits to any current or former employee on accord of employment outside the United States.

3.14 Real Property.

(a) Section 3.14(a) of the Disclosure Schedule contains a true and correct list of (i) each parcel of real property owned by the Company or any Subsidiary, (ii) each parcel of real property leased by the Company or any Subsidiary (as lessor or lessee) and (iii) all Liens (other than Permitted Liens) relating to or affecting any parcel of real property referred to in clause (i) of this paragraph (a).

(b) Except as disclosed in Section 3.14(a) of the Disclosure Schedule, the Company or a Subsidiary has good and marketable, indefeasible, fee simple title to each parcel of real property owned by it, free and clear of all Liens other than Permitted Liens. Except for the real property leased to others referred to in clause (ii) of paragraph (a) above, the Company or a Subsidiary is in possession of each parcel of real property owned by it, together with all buildings, structures, facilities, fixtures and other improvements thereon. The Company and the Subsidiaries have adequate rights of ingress and egress with respect to the real property listed in Section 3.14(a) of the Disclosure Schedule and all buildings, structures, facilities, fixtures and other improvements thereon. With respect to the real property owned by the Company or a Subsidiary and, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, the real property leased by the Company or any Subsidiary, none of such real property, buildings, structures, facilities, fixtures or other improvements, or the use thereof, contravenes or violates any building, zoning, administrative, occupational safety and health or other applicable Law (whether or not permitted on the basis of prior nonconforming use, waiver or variance), except for such contraventions or violations that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(c) The Company or a Subsidiary has a valid and subsisting leasehold estate in and the right to quiet enjoyment of the real properties leased by it for the full term of the lease thereof. Each lease referred to in clause (ii) of paragraph (a) above is a legal, valid and binding agreement, enforceable in accordance with its terms, of the Company or a Subsidiary and, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, of each other Person that is a party thereto, except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting the enforcement of creditor's rights generally and by general principles of equity (regardless of whether or not enforcement is sought in a proceeding at law or in equity). Except as set forth in Section 3.14(c) of the Disclosure Schedule, (i) neither the Company nor any Subsidiary has received written notice of any default (or any condition or event which, after notice or lapse of time or both, would constitute a default) thereunder, (ii) neither the Company nor any Subsidiary is in default thereunder and, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, no other Person that is a party thereto is in default thereunder and (iii) to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, no condition or event that has occurred which, after notice or lapse of time or both, would constitute a default thereunder, in each case except for those defaults that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(d) Sellers have delivered to Purchaser prior to the execution of this Agreement true and complete copies of (i) all deeds, leases, and mortgages, and to the extent in

the possession of the Company or any of its Subsidiaries or reasonably available to the Company, all deeds of trust, certificates of occupancy, title insurance policies, title reports and surveys, and all amendments thereof, with respect to the real property owned by the Company and the Subsidiaries, and (ii) all leases (including any amendments and renewal letters) and, to the extent reasonably available, all other documents referred to in clause (i) of this paragraph (d) with respect to the real property leased by the Company and the Subsidiaries.

(e) Except as disclosed in Section 3.14(e) of the Disclosure Schedule, no tenant or other party in possession of any of the real properties owned by the Company and the Subsidiaries, has any right to purchase, or holds any right of first refusal to purchase, such properties.

Except as disclosed in Section 3.14(f) of the Disclosure Schedule, the improvements on the real property identified in Section 3.14(a) of the Disclosure Schedule are in generally good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, are adequate and suitable for the purposes for which they are presently being used and there are no condemnation or appropriation proceedings pending or to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, threatened against any of such real property or the improvements thereon. With respect to the real property owned by the Company or a Subsidiary and, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, the real property leased by the Company or any Subsidiary, there are no developments affecting any of such real property that are pending or threatened in writing which would be reasonably likely to materially interfere with any present or intended use thereof.

3.15 Tangible Personal Property; Investment Assets.

(a) The Company or a Subsidiary is in possession of and has good title to, or has valid leasehold interests in or valid rights under Contract to use, all tangible personal property used in or reasonably necessary for the conduct of their business, including all tangible personal property reflected on the balance sheet included in the Unaudited Financial Statements and tangible personal property acquired since the Unaudited Financial Statement Date other than property disposed of since such date in the ordinary course of business consistent with past practice. All such tangible personal property is free and clear of all Liens, other than Permitted Liens and Liens disclosed in Section 3.15(a) of the Disclosure Schedule, and is in generally good working order and condition, ordinary wear and tear excepted, and its use complies with all applicable Laws, other than those Laws where such failure to comply therewith would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(b) Section 3.15(b) of the Disclosure Schedule describes each Investment Asset owned by the Company or any Subsidiary on the date hereof. Except as disclosed in Section 3.15(b) of the Disclosure Schedule, all such Investment Assets are owned by the Company or a Subsidiary free and clear of all Liens other than Permitted Liens.

3.16 Intellectual Property Rights.

(a) Other than any Liens disclosed in Section 3.16(a) of the Disclosure Schedule, neither the Company nor any Subsidiary has granted any Lien (other than Permitted

Liens) in any Company Intellectual Property that it (i) owns or (ii) otherwise has the right to use pursuant to a valid written License, sublicense or other Contract. The Company Intellectual Property is all the Intellectual Property that is necessary for the operation of the Company's and the Subsidiaries' businesses as currently conducted and as contemplated to be conducted.

(b) Section 3.16(b) of the Disclosure Schedule sets forth a true and complete list of all registrations, issuances and applications for any Company Intellectual Property that is owned by the Company or any of its Subsidiaries, as well as a list of all material unregistered Trademarks and Copyrights owned by the Company or any of the Subsidiaries, specifying as to each item, as applicable (i) the nature of such item, including the title, (ii) the owner of such item, (iii) the jurisdictions in which such item is issued or registered or in which an application for issuance or registration has been filed, and (iv) the issuance, registration, or application numbers and dates with respect to such item. There is no pending or, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, threatened opposition, interference or cancellation proceeding before any court or registration authority in any jurisdiction against the registrations and applications listed in Section 3.16(b) of the Disclosure Schedule or, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, against any other Company Intellectual Property that is owned by the Company or any of the Subsidiaries. All Company Intellectual Property that is owned by the Company or any of the Subsidiaries and that has been issued by, or registered or the subject of an application filed with, as applicable, the United States Patent and Trademark Office, the United States Copyright Office or any similar office or agency anywhere in the world, has been duly maintained (including the payment of maintenance fees) and is not expired, cancelled or abandoned, except for such issuances, registrations or applications that the Company or a Subsidiary has permitted to expire or has cancelled or abandoned in its reasonable business judgment and which are not necessary for the operation of the Company's the Subsidiaries' businesses as currently conducted.

(c) Section 3.16(c) of the Disclosure Schedule sets forth a true and complete list of all material Company IP Licenses the subject matter of which is included in the Company Intellectual Property, including the name of each party to such agreement, under which the Company or any Subsidiary is a (x) licensor, or (y) licensee, distributor or reseller. All of the Company IP Licenses referred to in the preceding sentence are in full force and effect and binding upon the Company or such Subsidiary, as the case may be, and to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, the other parties thereto in accordance with their terms, except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting the enforcement of creditors' rights generally and by general principles of equity (regardless of whether or not enforcement is sought in a proceeding at law or in equity).

(d) The Trademarks owned by the Company are valid and enforceable. To the Knowledge of the Lioon Shareholders and the T.A. Shareholders, each of the Company and the Subsidiaries has taken reasonably necessary actions to maintain and protect each item of Company Intellectual Property owned or purported to be owned by them, except in the case of any such Company Intellectual Property that the Company or a Subsidiary has permitted to expire or has cancelled, abandoned or otherwise failed to maintain or protect in its reasonable business judgment and which are not necessary for the operation of the Company's the

Subsidiaries' businesses as currently conducted. Each of the Company and the Subsidiaries has taken reasonable precautions to protect the confidentiality of its Trade Secrets.

(e) All Company Intellectual Property owned or purported to be owned by the Company was created by employees within the scope of their employment by independent contractors as work-made-for-hire or by third parties who have assigned all of their rights therein pursuant to a written agreement. No present or past employee, officer or consultant of the Company or any Subsidiary or any other Person who developed any part of any product of the Company or any Subsidiary owns any rights in or to any of the Company Intellectual Property purported to be owned by the Company or any Subsidiary. To the Knowledge of the Lioon Shareholders and the T.A. Shareholders, no employee or consultant of the Company or any Subsidiary is in violation of any term of any employment agreement, confidentiality agreement, patent or invention disclosure agreement or other Contract relating to the relationship of such employee or consultant with the Company or any Subsidiary or any prior employer or client, as the case may be.

(f) Neither the Company Intellectual Property owned or purported to be owned by the Company or any Subsidiary, nor the operation of the business of the Company or any Subsidiary as currently conducted, nor any product manufactured by the Company or any Subsidiary and sold to any Person, nor any activity of the Company or any Subsidiary, nor to the Knowledge of the T.A. Shareholders and the Lioon Shareholders, the Company Intellectual Property licensed by the Company or any Subsidiary, infringes upon, misappropriates or otherwise violates, nor within the previous five (5) years has infringed upon, misappropriated or otherwise violated, any Intellectual Property rights of any Person, other than the rights of any Person under any patent; and to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, neither the Company Intellectual Property owned or purported to be owned by the Company or any Subsidiary, nor the operation of the business of the Company or any Subsidiary as currently conducted, nor any product manufactured by the Company or any Subsidiary and sold to any Person, nor any activity of the Company or any Subsidiary, nor to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, the Company Intellectual Property licensed by the Company or any Subsidiary, infringes upon, misappropriates or otherwise violates, nor within the previous five (5) years has infringed upon, misappropriated or otherwise violated, any rights of any Person under any patent.

(g) Except as set forth in Section 3.16(g) of the Disclosure Schedule, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, no Person is engaging in any activity that infringes, violates or misappropriates the Company Intellectual Property owned by the Company or any Subsidiary.

(h) Except as set forth in Section 3.16(h) of the Disclosure Schedule, neither the Company nor any Subsidiary is a party to or bound by any license or other Contract relating to any Company Intellectual Property requiring the payment by the Company or such Subsidiary of any royalty or license payment other than one-time upfront fees already paid.

(i) Section 3.16(i) of the Disclosure Schedule sets forth a true and complete list on all Software used by the Company and the Subsidiaries. Neither the Company nor any

Subsidiary is in material breach of any Contract in respect of the Company Intellectual Property and, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, there exists no material breach by any other party thereto.

3.17 Contracts.

(a) Section 3.17(a) of the Disclosure Schedule (with paragraph references corresponding to those set forth below) contains a true and complete list of each of the following currently effective Contracts or other arrangements (true and complete copies or, if none, reasonably complete and accurate written descriptions of which, together with all amendments and supplements thereto and all material waivers of any terms thereof, have been made available to Purchaser prior to the execution of this Agreement), to which the Company or any Subsidiary is a party:

(i) (A) all Contracts (excluding Benefit Plans) providing for a commitment of employment (other than at-will employment) or consultation services for a specified or unspecified term or otherwise relating to employment or the termination of employment, the name, position and rate of compensation of each Person party to such a Contract and the expiration date of each such Contract and (B) any written or unwritten representations, commitments, promises, communications or courses of conduct (excluding Benefit Plans and any such Contracts referred to in clause (A)) involving an obligation of the Company or any Subsidiary to make payments in any year, other than with respect to salary or incentive compensation payments in the ordinary course of business, to any employee exceeding $5,000 or any group of employees exceeding $25,000 in the aggregate;

(ii) all Contracts with any Person containing any provision or covenant prohibiting or limiting the ability of the Company or any Subsidiary to engage in any business activity or compete with any Person or, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, prohibiting or limiting the ability of any Person to compete with the Company or any Subsidiary;

(iii) all partnership, joint venture or shareholders' Contracts with any Person;

(iv) all Contracts relating to Indebtedness of the Company or any Subsidiary in excess of $10,000 or to preferred stock issued by the Company or any Subsidiary;

(v) all supply Contracts, manufacturing Contracts, sales or agency Contracts, and all Contracts with distributors, dealers, manufacturer's sales representatives, or similar agreements;

(vi) all options, licenses or franchises;

(vii) all Contracts (other than Contracts that are not material) relating to (A) the future disposition or acquisition of any Assets and Properties, other than dispositions or acquisitions in the ordinary course of business consistent with past practice and (B) any merger or other business combination of or with the Company in the past eight (8) years;

(viii) all Contracts between or among the Company or any Subsidiary, on the one hand, and any Seller or any officer, director or any Affiliate (in each case, other than the Company or any Subsidiary) of any Seller, on the other hand (provided, that with respect to any Affiliate of a T.A. Shareholder, this Section 3.17(a)(viii) shall be limited to the Knowledge of the T.A. Shareholders and the Lioon Shareholders);

(ix) all collective bargaining or similar labor Contracts;

(x) all Contracts that (A) limit or contain restrictions on the ability of the Company or any Subsidiary to declare or pay dividends on, to make any other distribution in respect of or to issue or purchase, redeem or otherwise acquire its capital stock, to incur Indebtedness, to incur or suffer to exist any Lien, to change the lines of business in which it participates or engages or to engage in any business combination or (B) require the Company or any Subsidiary to maintain specified financial ratios or levels of net worth or other indicia of financial condition;

(xi) all Contracts including an obligation of the Company or any Subsidiary to indemnify the counterparty or a third party or an obligation of the counterparty to indemnify the Company or any Subsidiary;

(xii) all other Contracts between or among the Company or any of the Subsidiaries, on the one hand, and any officer, director or Affiliate (other than the Company or any of its Subsidiaries) of the Company, on the other hand;

(xiii) all other Contracts (other than Benefit Plans, leases listed in Section 3.14(a) of the Disclosure Schedule and insurance policies listed in Section 3.19 of the Disclosure Schedule) that (A) involve the payment or potential payment, pursuant to the terms of any such Contract, by or to the Company or any Subsidiary of more than $50,000 annually or more than $100,000 in the aggregate over the life of the Contract and (B) cannot be terminated within thirty (30) days after giving notice of termination without resulting in any material cost or penalty to the Company or any Subsidiary; and

(xiv) any other material Contract not made in the ordinary course of business.

(b) Each Contract required to be disclosed in Section 3.17(a) of the Disclosure Schedule is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms, of the Company or a Subsidiary and, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, each other party thereto except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting the enforcement of creditor's rights generally and by general principles of equity (regardless of whether or not enforcement is sought in a proceeding at law or in equity); and except as disclosed in Section 3.17(b) of the Disclosure Schedule neither the Company, any Subsidiary nor, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, any other party to such Contract is in violation or breach of or default under any such Contract (or with notice or lapse of time or both, would be in violation or breach of or default under any such Contract) and neither the Company nor any Subsidiary has received written notice alleging any violation or breach of or default under any such Contract (or written

notice of any event or circumstance that with lapse of time would be a violation or breach of or default under any such Contract), except in each case, for those violations, breaches or defaults that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

3.18 Licenses. Section 3.18 of the Disclosure Schedule contains a true and complete list of all Licenses used in and material, individually or in the aggregate, to the business or operations of the Company or any Subsidiary (and all pending applications for any such Licenses), setting forth the grantor, the grantee, the function and the expiration and renewal date of each. Prior to the execution of this Agreement, Sellers have made available to Purchaser true and complete copies of all such Licenses. Except as disclosed in Section 3.18 of the Disclosure Schedule:

(i) the Company and each Subsidiary owns or validly holds all Licenses necessary to its business and operations, except for those Licenses which the failure to own or validly hold would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect;

(ii) each License listed in Section 3.18 of the Disclosure Schedule is valid, binding and in full force and effect except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting the enforcement of creditor's rights generally and by general principles of equity (regardless of whether or not enforcement is sought in a proceeding at law or in equity), other than those Licenses the failure of which to be valid, binding and in full force and effect would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect;

(iii) neither the Company nor any Subsidiary is, or has received any notice that it is, in default (or with the giving of notice or lapse of time or both, would be in default) under any such License and, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, no event has occurred or circumstance exists that would be reasonably likely to (with or without notice or lapse of time) result in a violation of or failure to comply with any such License or result in the revocation, withdrawal, suspension, cancellation or termination of, or any modification to any such License; and

(iv) all applications required to have been filed for the renewal of any License listed in Section 3.18 of the Disclosure Schedule have been duly filed on a timely basis with the appropriate Governmental or Regulatory Authorities, and all other filings required to have been made with respect to such License have been duly made on a timely basis with the appropriate Governmental or Regulatory Authorities, except for those filings and applications, the failure of which to have been made on a timely basis would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

3.19 Insurance.

(a) Section 3.19(a) of the Disclosure Schedule contains a true and complete list (including the names and addresses of the insurers, the names of the Persons to whom such

policies have been issued, the expiration dates thereof, the annual premiums and payment terms thereof, whether it is a "claims made" or an "occurrence" policy and a brief description of the interests insured thereby) of all Liability, property, workers' compensation, directors' and officers' Liability and other insurance policies currently in effect that insure the business, operations or employees of the Company or any Subsidiary or affect or relate to the ownership, use or operation of any of the Assets and Properties of the Company or any Subsidiary (other than policies issued in connection with Benefit Plans) and that (i) have been issued to the Company or any Subsidiary or (ii) have been issued to any Person (other than the Company or any Subsidiary) for the benefit of the Company or any Subsidiary. The insurance coverage provided by any of the policies described in clause (i) above will not terminate or lapse by reason of the transactions contemplated by this Agreement. Each policy listed in Section 3.19(a) of the Disclosure Schedule is valid and binding and is in full force and effect, all premiums due thereunder have been timely paid and neither the Company, any Subsidiary nor the Person to whom any such policy has been issued is in default thereunder, other than those failures to have been timely paid and those defaults that, would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company, any Subsidiary nor the Person to whom any such policy has been issued has received any written notice of cancellation, termination, material alteration or increase in premium in respect of any such policy, nor to the Knowledge of the Lioon Shareholders and the T.A. Shareholders has any such development been threatened in writing. Section 3.19 of the Disclosure Schedule contains a true and complete list of all pending claims that have been submitted to the relevant insurer under the policies referred to in this Section 3.19(a). Neither the Company, any Subsidiary nor the Person to whom such policy has been issued has received written notice that any insurer under any policy referred to in this Section 3.19(a) is denying or disputing Liability with respect to a claim thereunder or defending or intending to defend under a reservation of rights clause.

3.20 Affiliate Transactions. Except as disclosed in Section 3.17(a)(viii) or Section 3.20(a) of the Disclosure Schedule, (i) there are no intercompany Liabilities between the Company or any Subsidiary, on the one hand, and any Seller or any officer, director or Affiliate (other than the Company or any Subsidiary) of any Seller, on the other, (ii) no Seller nor any such officer, director or any Affiliate thereof provides or causes to be provided any assets, services or facilities to the Company or any Subsidiary, (iii) neither the Company nor any Subsidiary provides or causes to be provided any assets, services or facilities to any Seller or any such officer, director or any Affiliate thereof and (iv) neither the Company nor any Subsidiary beneficially owns, directly or indirectly, any Investment Assets issued by any Seller or any such officer, director or any Affiliate thereof. Except as disclosed in Section 3.20(b) of the Disclosure Schedule, since the Audited Financial Statement Date, all settlements of intercompany Liabilities between the Company or any Subsidiary, on the one hand, and any Seller or any such officer, director or any Affiliate thereof, on the other, have been made, and all allocations of intercompany expenses have been applied, in the ordinary course of business consistent with past practice. Except as set forth in Section 3.20(c) of the Disclosure Schedule, all Indebtedness and

other amounts owing under Contracts between any Seller or any officer, director or Affiliate (other than the Company or any Subsidiary) of such Seller, on the one hand, and the Company or any of the Subsidiaries, on the other, have been paid in full, and such Seller or such officer, director or Affiliate has terminated each such Contract. With respect to an Affiliate of a T.A. Shareholder (other than the Company or any Subsidiary) the representations and warranties in this Section 3.20 shall be limited to the Knowledge of the T.A. Shareholders and the Lioon Shareholders.

3.21 Employees; Labor Relations.

(a) Section 3.21 of the Disclosure Schedule contains a list of the name of each officer of the Company and the Subsidiaries and all other employees of the Company and the Subsidiaries at the date hereof, together with each such Person's annual base salary or wages and any incentive or bonus arrangement with respect to such Person in effect on such date. No Seller has received any information, nor to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, do any facts or circumstances exist, that would lead it to believe that a material number of such Persons intend to resign or retire as a result of the consummation of the transactions contemplated by this Agreement or otherwise within twelve (12) months after the Closing Date.

(b) Except as disclosed in Section 3.21 of the Disclosure Schedule, (i) no employee of the Company or any Subsidiary is presently a member of a collective bargaining unit and, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, there are no, and during the last five (5) years there have not been any, threatened or contemplated attempts to organize for collective bargaining purposes any of the employees of the Company or any Subsidiary and (ii) no unfair labor practice complaint or sex, age, race or other discrimination claim has been brought during the last three (3) years against the Company or any of the Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental or Regulatory Authority. During the last three (3) years, there has been no work stoppage, strike or other concerted action by employees of the Company or any Subsidiary. During that period, the Company and the Subsidiaries have complied in all material respects with all applicable Laws relating to the employment of labor, including, without limitation those relating to wages, hours and collective bargaining, except for those failures to comply that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. The Company and the Subsidiaries have appropriately categorized all employees, temporary employees and independent contractors for purposes of Tax withholding and Benefit Plans, except for those failures to properly categorize that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

3.22 Environmental Matters. Except as disclosed in Section 3.22 of the Disclosure Schedule:

(a) The Company and the Subsidiaries are in compliance and have at all times since January 1, 2001 complied with all Environmental Laws, except for those failures to comply that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(b) The Company and the Subsidiaries have obtained, maintain and have at all times since January 1, 2001 complied with, and are in compliance with, all material Licenses that are required pursuant to Environmental Laws for the occupation of their facilities and the operation of their business, except for those failures to obtain, maintain or comply that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, and no proceedings or other actions are pending, or to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, threatened in writing to revoke, cancel, limit, terminate, challenge, amend or modify any such Licenses.

(c) The Company and the Subsidiaries have not received any written notice regarding any Environmental Claim or any Liabilities or potential Liabilities, including any investigatory, remedial or corrective obligations, arising under any Environmental Laws and relating to them or their past or present facilities or operations.

(d) To the Knowledge of the Lioon Shareholders and the T.A. Shareholders, none of the following exists at any property or facility currently owned, leased or operated by the Company or the Subsidiaries: (i) under-ground storage tanks containing Hazardous Material, (ii) friable or damaged asbestos-containing material in any form or condition, (iii) materials or equipment containing polychlorinated biphenyls or (iv) landfills, surface impoundments, or other disposal areas.

(e) None of the Company or the Subsidiaries nor any of their respective predecessors has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or Released any Hazardous Material or owned or operated any property or facility (and no such property or facility is contaminated by any Hazardous Material) so as to give rise to any material Liabilities, including any material Liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, or any investigative, corrective or remedial obligations, pursuant to any Environmental Law.

(f) None of the Company or the Subsidiaries nor any of their respective predecessors has expressly assumed or undertaken any Liability, including without limitation any obligation for corrective or remedial action, of any other Person pursuant to any Environmental Laws.

(g) The Company has furnished to Purchaser all material environmental audits, reports and other material environmental documents relating to the past or current properties, facilities or operations of the Company or the Subsidiaries that are in its possession or under its reasonable control.

3.23 <u>Substantial Customers and Suppliers</u>. <u>Section 3.23(a) of the Disclosure Schedule</u> lists the twenty-five (25) largest customers (whether deemed a "branded" or "contract manufacturing" customer of the Company) of the Company and the Subsidiaries, on the basis of revenues for goods sold or services provided for the fiscal years ended September 30, 2004 and September 30, 2005. <u>Section 3.23(b) of the Disclosure Schedule</u> lists the twenty-five (25) largest suppliers of the Company and the Subsidiaries, on the basis of cost of goods or services

purchased for the fiscal years ended September 30, 2004 and September 30, 2005. Except as disclosed in Section 3.23(c) of the Disclosure Schedule, no such customer or supplier has ceased or materially reduced its purchases from, use of the services of, or sales or provision of services to the Company and the Subsidiaries since the Audited Financial Statement Date or, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, has threatened to cease or materially reduce such purchases, use, sales or provision of services after the date hereof.

3.24 Bank and Brokerage Accounts; Investment Assets. Section 3.24 of the Disclosure Schedule sets forth (a) a true and complete list of the names and locations of all banks, trust companies, securities brokers and other financial institutions at which the Company or any Subsidiary has an account or safe deposit box or maintains a banking, custodial, trading or other similar relationship (b) a true and complete list and description of each such account, box and relationship, indicating in each case the account number and the names of the respective officers, employees, agents or other similar representatives of the Company or any Subsidiary having signatory power with respect thereto and (c) a list of each Investment Asset, the name of the record and beneficial owner thereof, the location of the certificates, if any, therefor, the maturity date, if any, and any stock or bond powers or other authority for transfer granted with respect thereto.

3.25 No Powers of Attorney. Except as set forth in Section 3.25 of the Disclosure Schedule, neither the Company nor any Subsidiary has any powers of attorney or comparable delegations of authority outstanding.

3.26 Accounts Receivable. Except as set forth in Section 3.26 of the Disclosure Schedule, the accounts and notes receivable of the Company and the Subsidiaries reflected on the balance sheet included in the Unaudited Financial Statements, and all accounts and notes receivable arising subsequent to the Unaudited Financial Statement Date, (i) arose from bona fide sales transactions in the ordinary course of business and are payable on ordinary trade terms, (ii) are legal, valid and binding obligations of the respective debtors enforceable in accordance with their terms, (iii) are not subject to any valid set-off or counterclaim; (iv) do not represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement and (v) are not the subject of any Actions or Proceedings brought by or on behalf of the Company or any Subsidiary.

3.27 Inventory. All inventory of the Company and the Subsidiaries reflected on the balance sheet included in the Unaudited Financial Statements consisted, and all such inventory acquired since the Unaudited Financial Statement Date consists, of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, subject to normal and customary allowances in the industry for spoilage, damage and outdated items. Except as disclosed in the notes to the Unaudited Financial Statements, all items included in the inventory of the Company and the Subsidiaries are the property of the Company and the Subsidiaries, free and clear of any Lien other than Permitted Liens, and any Liens disclosed in Section 3.15(a) of the Disclosure Schedule, have not been pledged as collateral, are not held by the Company or any Subsidiary on consignment from others and conform in all material respects to all standards applicable to such inventory or its use or sale imposed by Governmental or

Regulatory Authorities. The value of all inventory that have an expiration date occurring within six (6) months of the date of this Agreement does not exceed $200,000.

3.28 No Guarantees. None of the Liabilities of the Company or any Subsidiary is guaranteed by or subject to a similar contingent obligation of any other Person (other than the Company or any Subsidiary), nor have the Company or any Subsidiary guaranteed or become subject to a similar contingent obligation in respect of the Liabilities of any customer, supplier or other Person (other than the Company or any Subsidiary).

3.29 Regulatory Matters.

(a) Except as set forth in Section 3.29(a) of the Disclosure Schedule, (i) the Company and the Subsidiaries are, and at all times since January 1, 2001, have been, in full compliance with each Food and Drug Legal Requirement that is or was applicable to the Company and the Subsidiaries, the conduct of their business or the ownership or use of their Assets and Properties, except for those failures to comply that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, (ii) no event has occurred or circumstance exists that (with or without notice or lapse of time) (A) would be reasonably likely to constitute or result in a violation by the Company or any Subsidiary of, or a failure on the part of the Company or any Subsidiary to comply with, any Food and Drug Legal Requirement or (B) would be reasonably likely to give rise to any obligation on the part of the Company or any Subsidiary to undertake, or to bear all or any portion of the cost of, any remedial action of any nature, with the exception of those violations, failures to comply or obligations that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect and (iii) none of Sellers, the Company or any Subsidiary has received, at any time since January 1, 2001, any notice or other communication (whether oral or written) from any Governmental Authority or any other Person regarding (A) any actual, alleged, possible or potential violation of, or failure to comply with, any Food and Drug Legal Requirement or (B) any actual, alleged, possible or potential obligation on the part of the Company or any Subsidiary to undertake, or to bear all or any portion of the cost of, any remedial action of any nature, with the exception of those violations, failures to comply or obligations that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. "Food and Drug Legal Requirement" means any Applicable Law, policy, regulation or procedure of the FDA or FTC or other Governmental Authority relating to the manufacture, labeling, promotion, sale, safety or efficacy of the products of the Company or any Subsidiary or their regulation.

(b) Except as disclosed in Schedule 3.29(b)(i), the raw materials, food, drug and dietary supplements of the Company and the Subsidiaries since January 1, 2001 (i) have not been adulterated or misbranded within the meaning of the Federal Food, Drug and Cosmetic Act (the "FFDC Act"), or within the meaning of any Applicable Law, (ii) have not been articles which may not, under the provisions of Section 404, 505 and 512 of the FFDC Act, be introduced into interstate commerce, (iii) have been wholesome and fit for human consumption, (iv) have been free of contamination and defects (v) have been merchandise which may be legally transported or sold under the provisions of any applicable Law, (vi) have been exposed to only those chemicals or sprays approved by applicable Governmental Authorities; and any residue or excess of the amount allowed by any such Governmental Authorities has been

removed therefrom and are merchantable by the Company and the Subsidiaries and (viii) have not been subject to The Safe Drinking Water and Toxic Enforcement Act of 1986, as amended, promulgated by the State of California (commonly known as Proposition 65). Except as disclosed in Section 3.29(b)(ii) of the Disclosure Schedule, since January 1, 2001, all claims made by the Company or any Subsidiary with respect to any of the raw materials, foods, drugs or dietary supplements used in their business or manufactured or supplied by the Company or any Subsidiary (whether same appears on the product, or its packaging, labeling, inserts thereto, or advertising related thereto, or otherwise), are supported by scientific substantiation as is required by the FDA, FTC and industry standards to show that they are truthful and are not misleading, except for those claims whose failures to be supported would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. Products manufactured, sold or delivered by the Company or any Subsidiary since January 1, 2001 have not been labeled or promoted as a treatment, prevention or cure for any specific disease or condition. Except as disclosed in Schedule 3.29(b)(iii), none of the products manufactured, sold or delivered by the Company or any Subsidiary currently or since January 1, 2001 contains or contained any of the products listed in Annex 3.

(c) The Company has not made any false representation or misleading statement about its products and services, including the quality or properties of such products and services, and has not been engaged in any other unfair trade practices whether in advertising, printed material, web site or otherwise with respect to the products and services offered by the Company, other than those statements whose failure to be truthful and not misleading, and those unfair trade practices, that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(d) All dietary ingredients used in the manufacture of products by the Company and the Subsidiaries were in the market in the United States prior to October 15, 1994. All fillers, shellacs, processing aids, colors and flavors that either the Company or a Subsidiary uses in its manufacture of their products are (i) "Generally Recognized as Safe" as determined by the FDA or (ii) food additives approved by the FDA. All imported raw materials that the Company or any of its Subsidiaries use in the manufacture of products are legally available in the United States and no import alert restricts the importation of any raw materials used by the Company or any Subsidiary in the manufacture of their products.

(e) The Company and the Subsidiaries are operating, and at all times since January 1, 2001, have operated, all of their facilities (whether owned or leased) in compliance with the current "Good Manufacturing Practices" for dietary supplements as proposed in 21CFR Parts 111 and 112, other than those failures to comply that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(f) All products sold by the Company and the Subsidiaries are properly registered, notified or otherwise imported in all applicable foreign jurisdictions to permit the lawful sale of the same and all potencies thereof are of a level permitted by the relevant Governmental Authorities and Applicable Laws.

(g) Each product manufactured, sold, or delivered by the Company or a Subsidiary has been in conformity with internal product specifications, contractual commitments and all express and implied warranties except for those immaterial failures to be in conformity. The Company has not incurred any material Liability (and there is no basis for any present or future Action or Proceeding giving rise to any such Liability) for replacement or repair of such products or similar damages in connection therewith. Except as set forth in Section 3.29(g) of the Disclosure Schedule, no product manufactured, sold, or delivered by the Company or any Subsidiary is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale. Section 3.29(g) of the Disclosure Schedule includes copies of the standard terms and conditions of sale for the Company (containing applicable guaranty, warranty, and indemnity provisions). The Company has no Liability (and there is no basis for any present or future Action or Proceeding giving rise to any Liability) arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product manufactured, sold, or delivered by the Company or any Subsidiary, other than those Liabilities that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.



(i) Except as set forth in Section 3.29(i) of the Disclosure Schedule, during the past three (3) year period ending on a date as near the Closing Date as is reasonably practicable, neither the Company nor any Subsidiary has received any return or series of related returns of product manufactured, sold or delivered by the Company or any of the Subsidiaries in excess of $5,000 per return or series of related returns.

3.30 Brokers. Except for Staley Capital Advisors, whose fees, commissions and expenses are the sole responsibility of Sellers, all negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by the Company and Sellers directly with Purchaser without the intervention of any Person on behalf of the Company or any Seller in such manner as to give rise to any valid claim by any Person against Purchaser, the Company or any Subsidiary for a finder's fee, brokerage commission or similar payment.

3.31 Disclaimer. EXCEPT AS CONTAINED HEREIN, THE COMPANY AND THE SELLERS MAKE NO OTHER REPRESENTATIONS OR WARRANTIES WHATSOEVER AND HEREBY EXPRESSLY DISCLAIM ALL OTHER WARRANTIES INCLUDING, WITHOUT LIMITATION, IMPLIED WARRANTIES OF TITLE, MERCHANTABILITY, NON-INFRINGEMENT AND FITNESS FOR A PARTICULAR PURPOSE. THE COMPANY AND THE SELLERS HAVE NOT MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE COMPANY OR ANY OF ITS SUBSIDIARIES OR THE BUSINESS OF THE COMPANY OR ANY OF ITS SUBSIDIARIES OR OTHERWISE

IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE III.

Without limiting the generality of the foregoing, except as specifically provided in this Agreement, neither the Company nor any Seller, nor any, officer, director, employee, shareholder, agent, Affiliate or representative of the Company or any Seller has made, and shall not be deemed to have made, any representations or warranties in the materials relating to the business of the Company and its Subsidiaries made available to Atrium and Purchaser, including due diligence materials, or in any presentation of the business of the Company and its Subsidiaries by management of the Company or others in connection with the transactions contemplated hereby, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise. It is understood that, except as specifically provided in this Agreement, any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including but not limited to, any offering memorandum or similar materials made available by the Company and its representatives are not and shall not be deemed to be or to include representations or warranties of the Company or the Sellers.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ATRIUM AND PURCHASER

Each of Atrium and Purchaser hereby represents and warrants to each Seller as follows:

4.01 Organization. Atrium is a corporation duly organized, validly existing and in good standing under the Laws of Canada. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Atrium and Purchaser has full corporate power and authority to execute and deliver this Agreement and the Operative Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, and to conduct its business as and to the extent now conducted and to own, use and lease its Assets and Properties.

4.02 Authority. The execution and delivery by each of Atrium and Purchaser of this Agreement and the Operative Agreements to which it is a party, and the performance by each of Atrium and Purchaser of its obligations hereunder and thereunder, have been duly and validly authorized by the Board of Directors of Atrium and Purchaser, no other corporate action on the part of Atrium or Purchaser or their respective stockholders being necessary that has not been obtained. This Agreement has been duly and validly executed and delivered by each of Atrium and Purchaser and constitutes, and upon the execution and delivery by each of Atrium and Purchaser of the Operative Agreements to which it is a party, such Operative Agreements will constitute legal, valid and binding obligations of each of Atrium and Purchaser enforceable against each of Atrium and Purchaser in accordance with their terms, except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting the enforcement of creditor's rights generally and by general

principles of equity (regardless of whether or not enforcement is sought in a proceeding at law or in equity).

4.03 No Conflicts. The execution and delivery by each of Atrium and Purchaser of this Agreement do not, and the execution and delivery by each of Atrium and Purchaser of the Operative Agreements to which it is a party, the performance by each of Atrium and Purchaser of their obligations under this Agreement and such Operative Agreements and the consummation of the transactions contemplated hereby and thereby will not:

(a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the articles of incorporation or bylaws (or other comparable corporate charter document) of Atrium or Purchaser;

(b) subject to obtaining the consents, approvals and actions, making the filings and giving the notices disclosed in Schedule 4.04 hereto, conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to Atrium or Purchaser or any of their Assets and Properties; or

(c) except as disclosed in Schedule 4.03 hereto, (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require Atrium or Purchaser to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, (iv) result in or give to any Person any right of termination, cancellation, acceleration or modification in or with respect to, (v) result in or give to any Person any additional rights or entitlement to increased, additional, accelerated or guaranteed payments under, or (vi) result in the creation or imposition of any Lien upon Atrium or Purchaser or any of their respective Assets and Properties under, any Contract or License to which Atrium or Purchaser is a party or by which any of their respective Assets and Properties is bound.

4.04 Governmental Approvals and Filings. Except as disclosed in Schedule 4.04 hereto, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of Atrium or Purchaser is required in connection with the execution, delivery and performance of this Agreement or the Operative Agreements to which it is a party or the consummation of the transactions contemplated hereby or thereby.

4.05 Legal Proceedings. There are no Actions or Proceedings pending or, to the Knowledge of Atrium or Purchaser, threatened against, relating to or affecting Atrium or Purchaser or any of its Assets and Properties which (i) would be reasonably likely to result in the issuance of an Order restraining, enjoining, altering, materially delaying or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or any of the Operative Agreements, or (ii) if determined adversely to Atrium or Purchaser, would be reasonably likely to result in (x) any injunction or other equitable relief against Atrium or Purchaser that would interfere in any material respect with its business or operations or (y) a Purchaser Material Adverse Effect, either individually or in the aggregate, with other such Actions or Proceedings.

4.06 Purchase for Investment. The Shares will be acquired by Purchaser (or, if applicable, its assignee pursuant to Section 15.09(b)) for its own account for the purpose of investment, and not with a view to, or for sale in connection with, any distribution thereof within the meaning of the Securities Act. Purchaser acknowledges the Shares are not registered under the Securities Act or any applicable state or foreign securities Law, and that such Shares may not be transferred or sold except pursuant to the registration provisions of such Securities Act or pursuant to an applicable exemption therefrom and pursuant to state and foreign securities Laws and regulations as applicable. Purchaser (or such assignee, as the case may be) will refrain from transferring or otherwise disposing of any of the Shares, or any interest therein, in such manner as to cause Seller to be in violation of the registration requirements of the Securities Act or applicable state securities or blue sky Laws.

4.07 Capital Stock. The Atrium Shares issuable as the Share Payment have been duly authorized by Atrium and reserved for issuance pursuant to this Agreement and, when issued and delivered as partial consideration for the purchase of the Shares in accordance with the terms hereof, will be validly issued, fully paid and non-assessable. All Atrium Shares issued as the Share Payment will be free of preemptive or similar rights. The Atrium Shares are listed and posted for trading on the TSX.

4.08 Brokers. Except for RBC Dominion Securities Inc., whose fees, commissions and expenses are the sole responsibility of Atrium and/or Purchaser, all negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Atrium and Purchaser directly with Sellers without the intervention of any Person on behalf of Atrium and Purchaser in such manner as to give rise to any valid claim by any Person against any Seller, the Company or any Subsidiary for a finder's fee, brokerage commission or similar payment.

4.09 Reports. The forms, reports and documents filed by Atrium with the Autorité des marché financiers and other securities regulators in Canada (the "Commissions") since March 30, 2005 (the "Reports") constitute all material forms, reports and documents required to be filed by Atrium under the Canadian and provincial securities legislation (the "Securities Laws") since that date. As of their respective dates, the Reports (i) complied as to form in all material respects with the applicable requirements of the Securities Laws and (ii) did not contain any untrue statements of material facts or omit material facts required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading as existing at the time of filing. No subsidiary of Atrium is required to file any form, report or other document with the Commissions. The financial statements included in the Reports (the "Atrium Financial Statements") (a) have been prepared from, and are in accordance with, the Books and Records of Atrium and its subsidiaries, (b) complied in all material respects with applicable accounting requirements and with the published rules and regulations of the Commissions with respect thereto, (c) have been prepared in accordance with the applicable GAAP applied on a basis consistent with the past practices of Atrium (except as may be indicated in the notes thereto) and (d) fairly present in all material respects the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of Atrium and its subsidiaries as of the times and for the periods referred to therein. Atrium and its subsidiaries have maintained their respective

Books and Records in a manner sufficient to permit the preparation of the Atrium Financial Statements in accordance with the applicable GAAP.

4.10 Absence of Changes. Since September 30, 2005, (i) there has not been any event, occurrence, development or facts which, individually or together with other such events, developments, occurrences or facts, has had or would reasonably be likely to have a Purchaser Material Adverse Effect and (ii) other than in the balance sheet included in the financial statements of Atrium dated September 30, 2005 or in the notes thereto or as disclosed in Schedule 4.10 hereto, there are no Liabilities against, relating to or affecting Atrium or Purchaser, any of their subsidiaries or any of their respective Assets and Properties which would be required to be included on a balance sheet prepared or the notes thereto in accordance with applicable GAAP, other than Liabilities incurred in the ordinary course of business consistent with past practice.

4.11 Absence of Canadian Resale Restrictions. No document will be required to be filed (other than any insider reports, if applicable), no proceeding will be required to be taken and no approval, permit, consent, order or authorization will be required to be obtained from any Governmental or Regulatory Authority, including any Canadian provincial securities regulator, to permit a holder of Atrium Shares issued pursuant to this Agreement to resell such Atrium Shares, provided that the requirements of National Instrument 45-102 of the Canadian Securities Administrators are satisfied.

4.12 Disclaimer. EXCEPT AS CONTAINED HEREIN, ATRIUM AND THE PURCHASER MAKE NO OTHER REPRESENTATIONS OR WARRANTIES WHATSOEVER AND HEREBY EXPRESSLY DISCLAIM ALL OTHER WARRANTIES INCLUDING, WITHOUT LIMITATION, IMPLIED WARRANTIES OF TITLE, MERCHANTABILITY, NON-INFRINGEMENT AND FITNESS FOR A PARTICULAR PURPOSE. ATRIUM AND THE PURCHASER HAVE NOT MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO ATRIUM OR ANY OF ITS SUBSIDIARIES OR THE BUSINESS OF ATRIUM OR ANY OF ITS SUBSIDIARIES OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE IV.

Without limiting the generality of the foregoing, except as specifically provided herein, neither Atrium nor the Purchaser, nor any, officer, director, employee, shareholder, agent, Affiliate or representative of Atrium or the Purchaser has made, and shall not be deemed to have made, any representations or warranties in the materials relating to the business of Atrium and its Subsidiaries made available to the Company and the Sellers, including due diligence materials, or in any presentation of the business of Atrium and its Subsidiaries by management of Atrium or others in connection with the transactions contemplated hereby, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise. It is understood that, except as specifically provided herein, any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including but not limited to, any offering

memorandum or similar materials made available by Atrium and its representatives are not and shall not be deemed to be or to include representations or warranties of Atrium or Purchaser.

ARTICLE V

COVENANTS OF SELLERS

Each Seller covenants and agrees with Purchaser that, at all times from and after the date hereof, for the periods specified below or, if no period is specified therein, indefinitely, each Seller will comply with all covenants and provisions of this Article V, except to the extent Purchaser may otherwise consent in writing.

5.01 Books and Records. If at any time after the Closing any Seller discovers in its possession or under its control any Books and Records, it will forthwith deliver such Books and Records to Purchaser.

5.02 Nonsolicitation; Noncompetition. (a) Each of the Lioon Shareholders, for a period of five (5) years from the Closing Date (the "Restricted Period"), refrain from, either alone or in conjunction with any other Person, or directly or indirectly through his or its present or future Affiliates, except at the direction of Atrium or Purchaser:

(i) employing, engaging or seeking to employ or engage any Person (including L. Douglas Lioon, Jeffrey D. Lioon, Samuel Lioon, or any of the Management Shareholders) who within the prior eighteen (18) months had been an officer or employee of the Company or a Subsidiary, unless such officer or employee is terminated by the Company or any Subsidiary after the Closing Date;

(ii) causing or attempting to cause (A) any client, customer or supplier of the Company or any Subsidiary to terminate or materially reduce its business with the Company and the Subsidiaries or (B) any officer, employee or consultant of the Company or any Subsidiary to resign or sever a relationship with the Company or a Subsidiary; or

(iii) disclosing (unless compelled by judicial or administrative process) or using any confidential or secret information relating to the Company or any of the Subsidiaries or any of their respective clients, customers or suppliers except (i) to his or her representatives (with the applicable Lioon Shareholder being responsible for any breach of the terms hereof by any such representative) or (ii) as required by applicable Law, Order, regulation, ruling or rule of any stock exchange after giving as much notice as is reasonably practical under the circumstances to permit the Company to attempt to obtain a protective order enjoining such disclosure. In addition, such information may be disclosed by a Lioon Shareholder to the extent that such information (A) is or becomes generally publicly available other than as a result of disclosure by such Lioon Shareholder or his representatives, (B) is disclosed to such Lioon Shareholder by a third party which, to the Knowledge of such Shareholder, is not bound by a confidentiality agreement or other legal or fiduciary obligation to keep such information confidential, provided such third party has informed such Lioon Shareholder that it is not so bound or

(D) was in the possession of such Lioon Shareholder on a non-confidential basis prior to disclosure by such party.

(b) Each of the Lioon Shareholders will, during the Restricted Period, refrain from, either alone or in conjunction with any other Person, or directly or indirectly through his or its present or future controlled Affiliates participating or engaging in (other than through the ownership of five percent (5%) or less of any class of securities registered under the Securities Exchange Act of 1934, as amended or listed on a foreign exchange), or otherwise lending assistance (financial or otherwise) to any Person participating or engaged in, any of the lines of business in which the Company or any of the Subsidiaries is participating or engaged at any time during the Restricted Period in the United States and in any other jurisdiction in which the Company or a Subsidiary participates or engages in such line of business during the Restricted Period. Each T.A. Shareholder which is an investment fund represents that it and its controlled affiliated investment funds and any investment funds created or controlled by T.A. Associates or any of its Affiliates are not currently in active negotiation (either directly or indirectly through its managers, employees, officers, directors, agents, consultants and advisors (collectively "T.A. Representatives")) of an investment (whether by acquisition, merger, consolidation, or other business combination) in a nutritional supplement company in the health care professional channel (as defined in the Nutrition Business Journal) in the United States or any other jurisdiction in which the Company or a Subsidiary currently participates or engages in such line of business. The parties acknowledge that certain of the T.A. Shareholders and/or their Affiliates currently have an investment in Natrol, Inc. and the parties agree that such investment does not violate the terms of this Agreement.

(c) Each of the T.A. Shareholders will, for a period of three (3) years from the Closing Date (the "Restricted Period"), refrain from, either alone or in conjunction with any other Person, or directly or indirectly through his or its present or future portfolio companies that are controlled by such T.A. Shareholder or any investment funds created or controlled by T.A. Associates or any of its Affiliates:

(i) employing, engaging or seeking to employ or engage L. Douglas Lioon, Jeffrey D. Lioon, Samuel Lioon, or any of the Management Shareholders unless such officer or employee is terminated by the Company or any Subsidiary after the Closing Date, provided, however, that the foregoing prohibitions shall not apply to engaging or seeking to engage such persons as members of any board of directors or similar governing body; provided that, in either case, with respect to the Lioon Shareholders paragraph (b) above shall continue to apply;

(ii) disclosing (unless compelled by judicial or administrative process) or using any confidential or secret information relating to the Company or any of the Subsidiaries or any of their respective clients, customers or suppliers; provided, however, that each T.A. Shareholder may disclose information relating to the consummation of the transactions contemplated by this Agreement and the Operative Documents, the financing terms of such transactions and the terms and timing of its investments in the Company (i) to its T.A. Representatives (with the applicable T.A. Shareholder being responsible for any breach of the terms hereof by any T.A. Representative) and to its investors, members

and limited partners or (ii) as required by applicable Law, Order, regulation, ruling or rule of any stock exchange after giving as much notice as is reasonably practical under the circumstances to permit the Company to attempt to obtain a protective order enjoining such disclosure. In addition, such information may be disclosed by a T.A. Shareholder to the extent that such information (A) was independently developed or derived by such T.A. Shareholder without the use or application of such information, (B) is or becomes generally publicly available other than as a result of disclosure by such T.A. Shareholder or its T.A. Representatives, (C) is disclosed to such T.A. Shareholder by a third party which, to the Knowledge of such T.A. Shareholder, is not bound by a confidentiality agreement or other legal or fiduciary obligation to keep such information confidential, provided such third party has informed such T.A. Shareholder that it is not so bound or (D) was in the possession of such T.A. Shareholder on a non-confidential basis prior to disclosure by such party.

(d) Each of the Lioon Shareholders and the T.A. Shareholders acknowledges that the provisions of this Section 5.02 are of material importance to the Purchaser and that the Purchaser would not have consummated the transactions contemplated by this Agreement in the absence of such provisions. Accordingly, each of the Lioon Shareholders and the T.A. Shareholders agrees that it shall not challenge or contest the validity or enforceability of this Section 5.02 (although it may challenge the interpretation of this Section 5.02) and if a Seller does so challenge or contest, it shall reimburse Purchaser for all reasonable costs and expenses (including reasonable attorney's fees) incurred in defending any such challenge or contest, regardless of whether such Seller prevails in any such Action or Proceeding.

(e) The parties hereto recognize that the Laws and public policies of the various states of the United States may differ as to the validity and enforceability of covenants similar to those set forth in this Section 5.02. It is the intention of the parties that the provisions of this Section 5.02 be enforced to the fullest extent permissible under the Laws and policies of each jurisdiction in which enforcement may be sought, and that the unenforceability (or the modification to conform to such Laws or policies) of any provisions of this Section 5.02 shall not render unenforceable, or impair, the remainder of the provisions of this Section 5.02. Accordingly, if any provision of this Section 5.02 shall be determined to be invalid or unenforceable, such invalidity or unenforceability shall be deemed to apply only with respect to the operation of such provision in the particular jurisdiction in which such determination is made and not with respect to any other provision or jurisdiction.

(f) The parties hereto acknowledge and agree that any remedy at Law for any breach of the provisions of this Section 5.02 would be inadequate, and each Seller hereby consents to the granting by any court of an injunction or other equitable relief, without the necessity of actual monetary Loss being proved, in order that the breach or threatened breach of such provisions may be effectively restrained.

ARTICLE VI

COVENANTS OF PURCHASER, ATRIUM AND THE COMPANY

6.01 Indemnification.

(a) The Company agrees that all rights to indemnification or exculpation existing in favor of, and all limitations on the personal liability of, each present and former director, officer, employee, affiliate, fiduciary and agent of the Company and its Subsidiaries on or prior to the Closing Date provided for in the respective charter or bylaws shall continue in full force and effect for a period of four (4) years from the Closing Date; provided, however, that all rights to indemnification in respect of any such claims asserted or made within such period shall continue until the disposition of such claims. From and after the Closing Date, the Company also agrees to indemnify and hold harmless, and advance related out-of-pocket expenses to, the present and former officers, directors, stockholders and affiliates of the Company and its Subsidiaries in respect of acts or omissions occurring prior to the Closing Date to the extent provided in the written indemnification agreements listed on Section 6.01(a) of the Disclosure Schedule between the Company and/or one or more of its Subsidiaries and any such Persons, provided, however, that the foregoing indemnity with respect to stockholders and affiliates shall only apply to the extent that (x) such claim, as against such a stockholder or affiliate, arises solely as a result of the status of such stockholder or affiliate as a shareholder or affiliate of the Company and does not arise out of, or is otherwise based upon, any other event, action, condition or omission, on the part of such shareholder or affiliate or any other party acting at the direction of such shareholder or affiliate and (y) the existence of any such claim would not constitute a breach of the representation and warranty made by any Seller in this Agreement. Nothing in this Section 6.01 shall limit in any manner the indemnification obligations of the T.A. Shareholders or the Lioon Shareholders under Section 12.01(a); provided that the Company shall not be required to make any indemnification payment pursuant to this Section 6.01 for, and the amount subject to indemnification shall not include as an independent measure of loss, any amounts payable by such shareholders under Section 12.01(a).

(b) As soon as practicable following the Closing Date, the Company shall purchase an extended reporting period endorsement under the Company's existing directors' and officers' liability insurance coverage for the Company's directors and officers that shall provide such directors and officers with coverage for six (6) years following the Closing Date of not less than the existing coverage and have other terms not materially less favorable to, the insured persons than the directors' and officers' liability insurance coverage presently maintained by the Company. The Company shall maintain such policy in full force and effect, and continue to honor the obligations thereunder.

(c) The obligations under this Section 6.01 shall not be terminated or modified in such a manner as to adversely affect any indemnified party to whom this Section 6.01 applies without the consent of such affected indemnified party (it being expressly agreed that the indemnified parties to whom this Section 6.01 applies shall be third party beneficiaries of this Section 6.01 and shall be entitled to enforce the covenants contained herein).

(d) In the event the Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary proper provision shall be made so that the successors and assigns of the Company assume the obligations set forth in this Section 6.01.

6.02 Company Employee Benefit Plans.

(a) Each of Purchaser and Atrium acknowledges that consummation of the transactions contemplated by this Agreement will constitute a change in control of the Company (to the extent such concept is applicable) for purposes of the Company's Plans.

(b) Except as provided otherwise in the Employment Agreements, until the first anniversary of the Closing Date, the Company shall, and shall cause its Subsidiaries to, provide all persons who were employed by the Company and the Subsidiaries immediately preceding the Closing Date, including those on vacation, leave of absence or disability (the "Eligible Employees") with substantially the same levels of employee benefits (including contribution levels) provided to the Eligible Employees immediately prior to the date of this Agreement to the extent disclosed to Atrium or Purchaser prior to the Closing. To the extent permitted under the relevant plans, the Company shall, and shall cause its Subsidiaries to recognize the service with the Company and the Subsidiaries prior to the Closing (based upon the Company's service records as provided to Atrium) of the Eligible Employees for all purposes of such employee benefits; provided, however, that such recognition shall not result in a duplication of benefits. To the extent permitted under the relevant plan, the Company shall, and shall cause its Subsidiaries, not to treat any Eligible Employee as a "new" employee for purposes of any exclusions under any health or similar plan of the Company and the Subsidiaries for a pre-existing medical condition, and any deductibles and co-pays paid under any of the Company's or any of the Subsidiaries' health plans shall be credited towards deductibles and co-pays under the health plans of the Company and the Subsidiaries. The Company shall, and shall cause its Subsidiaries to use their commercially reasonable efforts to make appropriate arrangements with their insurance carrier(s) to accomplish such results. To the extent permitted under the relevant plans, after the Closing, the Company shall, and shall cause its Subsidiaries to honor all obligations that accrued prior to the Closing under the Company's and the Subsidiaries' vacation and incentive plans to the extent such obligations were disclosed to Purchaser.

6.03 Trading Status. In the event that Atrium changes the stock exchange on which the Atrium Shares are currently traded or changes its status under the federal and provincial securities Laws of Canada in such a manner that would adversely affect the ability of any holder of the Atrium Shares to sell such shares, then Atrium agrees to use its commercially reasonable efforts until the date that is forty-eight (48) months following the Closing Date to provide the Lioon Shareholders, the Management Shareholders and the Company Option holders with a substantially comparable level of liquidity with respect to the Atrium Shares as they would have had if such changes had not occurred (including providing standard registration rights to the extent reasonably necessary to provide such level of liquidity); provided that (i) the foregoing shall not restrict Atrium from engaging in, or apply in the event of, any merger,

consolidation, reorganization, going private transaction or similar corporate transaction or (ii) where the Board of Directors of Atrium determines in good faith that taking or failing to take any action which would result in a violation of the above is necessary to enable the Board of Directors to discharge properly its fiduciary duties to act in the best interests of Atrium. The provisions of this Section 6.03 are intended to be for the benefit of the Persons receiving Atrium Shares pursuant to this Agreement and they shall be deemed third party beneficiaries and entitled to enforce the covenants contained herein.

ARTICLE VII

[Intentionally Omitted]

ARTICLE VIII

[Intentionally Omitted]

ARTICLE IX

TAX MATTERS AND POST-CLOSING TAXES

9.01 Tax Filings.

(a) The Company has prepared (or caused to be prepared) and timely filed all Tax Returns of the Company with respect to any Taxable periods ending on or before the Closing Date that are required to be filed on or prior to the Closing Date ("Pre-Closing Taxable Period") and has paid any and all Taxes ("Pre-Closing Taxes") due in respect of such Tax Returns. Atrium will file (or cause to be filed) all Tax Returns relating to the Company that are not required to be filed by the Company pursuant to the preceding sentence.

(b) Atrium shall prepare (or cause to be prepared) and file (or cause to be filed) when due all Tax Returns that are required to be filed by or with respect to the Company after the Closing Date and any Taxes due in respect of such Tax Returns shall be timely remitted by the Company. Atrium shall (i) file such Tax Returns in a manner consistent with past practice and no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in prior periods in filing such Tax Returns (including, without limitation, any such position, election or method which would have the effect of accelerating income or deferring deductions) except solely to the extent that taking a consistent position would reasonably be determined by the parties to be inappropriate under applicable Tax Laws, provided, however, that if there is any dispute between the parties regarding the proper filing of any Tax Return, the Independent Accountant shall resolve any such dispute and the determination of the Independent Accountant will be binding on the parties and (ii) deliver such Tax Return to the Sellers' Representative for its review at least forty-five (45) days prior to the date on which such Tax Return is required to be filed. If the Sellers'

Representative disputes any item on such Tax Return, it shall notify Atrium of such disputed item (or items) and the basis for its objection and Atrium shall make such revisions to such Tax Returns as are reasonably requested by the Sellers' Representative (other than any revisions that are contrary to a determination of the Independent Accountant).

(c) With respect to Tax Returns that are required to be filed by or with respect to the Company for any Tax period that begins before and ends after the Closing Date (such periods, "Straddle Periods" and such Tax Returns, "Straddle Returns"), such Straddle Returns shall be prepared in a manner consistent with past practice (unless otherwise required by Law. Atrium shall (i) file any Straddle Returns in a manner consistent with past practice and no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in prior periods in filing Tax Returns (including, without limitation, any such position, election or method which would have the effect of accelerating income or deferring deductions) except solely to the extent that taking a consistent position would reasonably be determined by the parties to be inappropriate under applicable Tax Laws, provided, however, if there is any dispute between the parties regarding the proper filing of any Tax Return, the Independent Accountant shall resolve any such dispute and the determination of the Independent Accountant will be binding on the parties and (ii) deliver any Straddle Return to the Sellers' Representative for its review at least forty-five (45) days prior to the date on which such Tax Return is required to be filed. If the Sellers' Representative disputes any item on such Tax Return, it shall notify Atrium of such disputed item (or items) and the basis for its objection and Atrium shall make such revisions to such Tax Returns as are reasonably requested by the Sellers' Representative (other than any revisions that are contrary to a determination of the Independent Accountant).

(d) In the case of any Taxes of the Company that are payable with respect to Straddle Periods, the portion of any such Taxes that are attributable to the portion of the Straddle Period that ends on the Closing Date shall (i) in the case of Taxes that are based upon or related to income or receipts shall be determined based on an interim closing of the books as of the close of business on the Closing Date and (ii) in the case of other Taxes be allocated pro rata per day between the period ending on the Closing Date and the period beginning after the Closing Date. For purposes of clause (i) of the preceding sentence, any exemption, deduction, credit or other item that is calculated on an annual basis shall be allocated pro rata per day between the period ending on the Closing Date and the period beginning after the Closing Date. The parties hereto will, to the extent permitted by applicable Law, elect with the relevant Tax authority to treat a portion of any Straddle Period as a short Taxable period ending as of the close of business on the Closing Date.

9.02 Tax Cooperation. The Sellers' Representative and Atrium shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to Section 9.01 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party's request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

9.03 Tax Indemnification.

(a) After the Closing Date, the T.A. Shareholders and the Lioon Shareholders will indemnify and hold harmless Atrium, Purchaser and the Company from and against Losses, in accordance with the terms and limitations of Article XI and Article XII hereof (to the extent not inconsistent with the provisions of Article XII), resulting from, arising out of or relating to (i) any Taxes of the Company (or any Subsidiary) relating to (x) any periods ending on or before the Closing Date and (y) that portion of any Straddle Period that ends on the Closing Date (calculated as set forth in Section 9.01(d) above) and (ii) without duplication of amounts in clause (i), any Taxes resulting from a breach of representations in Section 3.10. The indemnity provided in the foregoing sentence shall include, without limitation, any Tax Liability arising by reason of the Company being severally liable for any Taxes of another Person pursuant to Treasury Regulation section 1.1502-6 or any analogous state, local or foreign Tax provision, by Contract, as a transferee or otherwise; provided, however, that in the case of the above Section 9.03(a), each of the T.A. Shareholders and the Lioon Shareholders shall be severally liable (in accordance with Section 15.16) only to the extent that such Taxes are in excess of the amount, if any, identified as reserves for such Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the face of the unaudited September 30, 2005 balance sheet, as such reserve is adjusted for operation of the business of the Company and its Subsidiaries from the September 30, 2005 balance sheet through the Closing Date in accordance with past custom and practice of the Company and any Subsidiary.

(b) After the Closing Date, Atrium will be liable for and indemnify and hold harmless the Sellers from and against Losses in accordance with the terms and limitations of Article XI and Article XII hereof (to the extent not inconsistent with the provisions of this Article IX) resulting from, arising out of or relating to any Taxes of Atrium, the Purchaser or the Company (or any Subsidiary) relating to (x) any periods beginning after the Closing Date and (y) that portion of any Straddle Period beginning after the Closing Date (calculated as set forth in Section 9.01(d) above).





9.04 Transfer Taxes. Atrium shall pay all sales, use, transfer, real property transfer, recording, gains, stock transfer and other similar Taxes and fees ("Transfer Taxes") arising out of or in connection with the transactions effected pursuant to this Agreement, and shall indemnify, defend, and hold harmless the Sellers, on an after-Tax basis, with respect to such Transfer Taxes. Sellers shall file all necessary documentation and Returns with respect to such Transfer Taxes.

9.05 Tax Sharing Agreement. Any Tax sharing agreements, Tax settlement agreements or similar arrangements, formal or informal, that may exist between the Company or any Subsidiary and any Seller or any Affiliate of such Seller (other than the Company or any Subsidiary) (a "Tax Sharing Agreement") shall terminate as of the Closing Date and, except as specifically provided herein, any obligation to make payments under any Tax Sharing Agreement shall be cancelled as of the Closing Date.

9.06 Tax Treatment of Indemnity Payment. It is the intention of the parties to treat any indemnity payment made under this Agreement as an adjustment to the Purchase Price for all federal, state, local and foreign Tax purposes, and the parties agree to file their Tax Returns accordingly.

9.07 Tax Audits and Contests. Each of the Sellers' Representative, Atrium and the Company shall promptly notify the other parties in writing within ten (10) Business Days from its receipt of notice of any pending or threatened federal, state, local or foreign Tax audits or assessments that may affect the Tax Liabilities of the Company or any Subsidiary, in each case for Taxable periods (or portions thereof) ending on or prior to the Closing Date, provided that the failure of one party to timely notify the other parties of any such Tax audit or assessment pursuant to this sentence shall not increase, decrease or otherwise affect the indemnity right or obligation of either party, so long as such failure does not materially prejudice such other party. Notwithstanding the foregoing, the Sellers' Representative shall have the right to represent the interests of the Company or any Subsidiary and control the conduct and disposition of any Tax audit or administrative or court Action or Proceeding relating to Taxes for any Taxable periods (or portions thereof) ending on or prior to the Closing Date and for which the Sellers may be responsible hereunder, and Atrium and the Company shall have the right to participate in the conduct of any such Action or Proceedings at their own expense; provided that Sellers' Representative will not be permitted to settle or compromise any claim relating to Taxes unless (i) Atrium provides written consent to the settlement or compromise, such consent not to be unreasonably withheld or (ii) Sellers provide written acknowledgment of their liability to indemnify Atrium, Purchaser and the Company with respect to such settlement or compromise to

the extent required hereunder. Any Tax audit or administrative or court Action or Proceeding relating to any Tax Return for a Taxable period (i) beginning before the Closing Date and ending after the Closing Date or (ii) ending on or prior to the Closing Date with respect to which Sellers' Representative elects not to control the conduct and disposition of the Tax audit or administrative court Action or Proceeding shall be controlled by Atrium, provided that Atrium shall (x) afford Sellers' Representative and its Tax advisors a reasonable opportunity to participate in the conduct of any administrative or judicial Action or Proceeding regarding or arising out of any audits or assessments, including, without limitation, the right to participate in conferences with Taxing authorities and to submit pertinent materials in support of Sellers' Representative's position and (y) not accept any proposed adjustment or enter into any settlement or agreement in compromise that would result in a claim for indemnification against the Sellers pursuant to this Agreement without the prior written consent of Sellers' Representative, which consent shall not be unreasonably withheld. Atrium agrees that it shall, at its own expense, cooperate fully, and cause the Company and each Subsidiary to cooperate fully, with Sellers' Representative in connection with such audit or Action or Proceeding, including timely furnishing all work papers and other documents requested by any relevant Taxing authority and making relevant employees and officers available in connection with such audit or Action or Proceeding.

9.08 Exclusive Remedy. The sole and exclusive remedies of the parties hereto with respect to breaches of or claims for indemnification pursuant to this Agreement for Taxes (including breaches of Section 3.10) shall be provided for in this Article IX (as limited by the last sentence of Section 12.01(d)), except with respect to a claim on the basis of fraud.

ARTICLE X

HVL STOCK OPTIONS

10.01 Options. The Company shall fully vest all Company Stock Options granted under the Company Plans that remain unvested immediately prior to the Closing Date and terminate at the Closing each Company Stock Option outstanding immediately prior to the Closing in exchange for a lump sum payment (less any required Tax or other withholdings) to the holder thereof equal to the product of (i) the excess, if any, of $7.9433985 over the applicable per share exercise price of such Company Stock Option and (ii) the number of Shares subject to such Company Stock Option (the "Aggregate Option Spread"). The applicable Aggregate Option Spread shall be paid by Purchaser to the holder of any Company Stock Option terminated in accordance with the preceding sentence as set forth on Annex 1 hereto. At the Closing, Purchaser shall deliver such cash amount to the Company and the Company shall deliver such cash amount to such holders as soon as possible following the Closing. Any such Atrium Shares payable to such holders shall be delivered to such holders as soon as possible following the Closing Date. As a condition to receiving Atrium Shares pursuant to this Section 10.01, each holder of a Company Stock Option shall be required to provide such representations and warranties and enter into such agreements as the Purchaser shall reasonably require.

ARTICLE XI

SURVIVAL OF REPRESENTATIONS, WARRANTIES,
COVENANTS AND AGREEMENTS

11.01 Survival of Representations, Warranties, Covenants and Agreements.

Notwithstanding any right of Purchaser (whether or not exercised) to investigate the affairs of the Company and the Subsidiaries or any right of any party (whether or not exercised) to investigate the accuracy of the representations and warranties of the other party contained in this Agreement, Sellers and Purchaser each have the right to rely fully upon the representations, warranties, covenants and agreements of the other contained in this Agreement. The representations, warranties, covenants and agreements of Sellers and Purchaser contained in this Agreement will survive the Closing (a) indefinitely with respect to the covenants and agreements contained in Section 15.05; (b) until sixty (60) days after the expiration of all applicable statutes of limitation (including all periods of extension, whether automatic or permissive) with respect to (i) the representations and warranties contained in Sections 2.02, 2.03, 3.02, 3.03 (but only insofar as it relates to the capital stock of the Subsidiaries), 3.10, 3.13 (but only insofar as it relates to ERISA or the Code), 3.30, 4.02 and 4.08 and (ii) the covenants and agreements contained in Section 6.03, Article IX and Section 15.03; (c) until the second anniversary of the Closing Date in the case of all other representations and warranties and any covenant or agreement to be performed in whole or in part on or prior to the Closing or (d) with respect to each other covenant or agreement contained in this Agreement, until sixty (60) days following the last date on which such covenant or agreement is to be performed or, if no such date is specified, indefinitely; provided that any representation, warranty, covenant or agreement that would otherwise terminate in accordance with clause (b), (c) or (d) above will continue to survive if a Claim Notice or Indemnity Notice (as applicable) shall have been timely given under Article XII on or prior to such termination date, until the related claim for indemnification has been satisfied or otherwise resolved as provided in Article XII.

ARTICLE XII

INDEMNIFICATION

12.01 Indemnification.

(a) Except with respect to any claim related to Taxes (including breach of Section 3.10), as to which Article IX of this Agreement shall apply, and subject to paragraph (c) of this Section 12.01 and the other Sections of this Article XII, (i) each Seller shall severally (and not jointly, in accordance with and subject to Section 15.16) indemnify the Purchaser Indemnified Parties in respect of, and hold each of them harmless from and against, any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to any (A) breach of representation or warranty made by such Seller in this Agreement, and (B) any nonfulfillment of or failure to perform any covenant or agreement on the part of such Seller contained in this Agreement and (ii)

Subject to the other Sections of this Article XII, (i) Atrium shall indemnify the Seller Indemnified Parties in respect of, and hold each of them harmless from and against, any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to (A) any breach of representation or warranty made by Atrium or Purchaser in this Agreement or (B) any nonfulfillment of or failure to perform any covenant or agreement on the part of Atrium or Purchaser contained in this Agreement and (ii) the Company shall indemnify the Seller Indemnified Parties in respect of, and hold each of them harmless from and against, any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to (x) any nonfulfillment of or failure to perform any covenant or agreement on the part of the Company contained in this Agreement

(c) The maximum aggregate amount of Liability of Sellers (allocated in accordance with Section 15.16) for indemnification obligations shall not exceed (x) $8,000,000 in the aggregate under Section 12.01(a)(i)(A); provided that on the first anniversary of the date of the Closing such amount will be reduced to the greater of (i) $4,000,000 and (ii) the aggregate amount of indemnification claims under Section 12.01(a)(i)(A) pending at such time (the "Pending Claims") and; provided, further that the limitations in this clause (x) shall not apply to a breach of a representation or warranty contained in Section 2.02, 2.03, 3.02 or 3.03 (but only insofar as it relates to the capital stock of the Subsidiaries) (collectively, the "Exclusions")

Notwithstanding the foregoing, the maximum aggregate amount of Liability of Sellers (allocated in accordance with Section 15.16) for indemnification obligations under this Agreement shall in any event not exceed an aggregate amount equal to $75,091,000. In the event that the maximum aggregate Liability of Sellers referenced in clause (x) above is reduced to an amount in excess of $4,000,000 pursuant to clause (x)(ii) above, then at such time thereafter as a Pending Claim has been resolved in full, the maximum aggregate amount of Liability of Sellers referenced in clause (x) above shall be reduced by the excess, if any, of the amount of the claim included in the

calculation of such maximum aggregate Liability of Sellers over the amount of Losses as to which the Purchaser Indemnified Parties are entitled to seek indemnification under Section 12.01(a)(i)(A) in connection with such Pending Claim



(e) Sellers shall not be liable to any of the Purchaser Indemnified Parties in respect of any claim for indemnification pursuant to Section 12.01(a)(i) until the aggregate amount of Losses for which all Purchaser Indemnified Parties otherwise would be entitled to indemnification under Section 12.01(a)(i) exceeds $500,000 (the "Basket"), in which event the Purchaser Indemnified Parties shall be entitled to claim indemnity for the full amount of such Losses; provided, however, that this limitation shall not apply to indemnification in respect of the Exclusions.

(f) Atrium shall not be liable to any of the Seller Indemnified Parties in respect of any claim for indemnification pursuant to Sections 12.01(b)(i) until the aggregate amount of Losses for which the Seller Indemnified Parties otherwise would be entitled to indemnification under Section 12.01(b)(i) exceeds the Basket, in which event the Seller Indemnified Parties shall be entitled to claim indemnity for the full amount of such Losses; provided, however, that this limitation shall not apply to indemnifications in respect of the Purchaser Exclusions.

(g) Notwithstanding anything to the contrary in the Agreement, in the event that a Purchaser Indemnified Party has a claim for indemnification against any Seller pursuant to Article IX or XII of this Agreement, the sole and exclusive remedy of a Purchaser Indemnified Party shall be to recover the indemnified amount of Loss relating to such claim; provided, however, that the foregoing limitation shall not apply to Losses on the basis of fraud. To the extent that a Purchaser Indemnified Party has a claim for indemnification against any of the Lioon Shareholders or the T.A. Shareholders pursuant to Article IX or Section 12.01(a), the Purchaser Indemnified Parties shall recover any indemnified Losses first out of the specified portion of the Escrow Fund (to the extent permitted under the Cash Escrow Agreement) and thereafter in accordance with the limitations of Article XII and the terms of Section 15.16. Notwithstanding anything to the contrary in the Agreement, in the event that a Seller Indemnified Party has a claim for indemnification against Atrium or Purchaser pursuant to Article XII of this Agreement, the sole and exclusive remedy of a Seller Indemnified Party shall be to recover the indemnified amount of Loss relating to such claim; provided, however, that the foregoing limitation shall not apply to Losses on the basis of fraud.

(h) The amount of any Loss for which indemnification is provided under Section 12.01 shall be net of any insurance proceeds or third party indemnification payments actually received as an offset against such Loss. The parties hereto shall take and shall cause their Affiliates to take reasonable steps at the expense of the Indemnifying Party to recover under such policies or third party indemnification agreements upon becoming aware of any event that would reasonably be expected to give rise thereto. If the amount to be netted hereunder from any payment required under Section 12.01 is determined after payment by the Indemnifying Party of an amount otherwise required to be paid to the Indemnified Party pursuant to Section 12.01, the Indemnified Party shall repay to the Indemnifying Party, promptly after such determination, any amount that the Indemnifying Party would not have had to pay pursuant to Section 12.01 had such determination been made at the time of such payment.

(i) None of the Purchaser Indemnified Parties or the Seller Indemnified Parties shall be entitled to indemnification for any consequential, exemplary or punitive damages, except to the extent such damages are owing to a Person other than a Purchaser Indemnified Party or a Seller Indemnified Party. For the avoidance of doubt, the amount of Losses for which the Purchaser Indemnified Parties and the Seller Indemnified Parties are entitled to indemnification pursuant to Section 12.01(a)(ii) and Section 12.01(b)(ii)(y), respectively, shall include only out-of-pocket Losses. The Purchaser Indemnified Parties and the Seller Indemnified Parties shall take all reasonable steps to mitigate Losses for which indemnification may be claimed by them pursuant to this Agreement upon and after becoming aware of any event that could reasonably be expected to give rise to any such Losses.

(j) Any Loss for which any Purchaser Indemnified Party or Seller Indemnified Party is entitled to indemnification under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such Loss constituting a breach of more than one representation, warranty, covenant or agreement.

(k) No Purchaser Indemnified Party shall be entitled to indemnification hereunder for any Loss arising from a breach of any representation, warranty or covenant set forth herein (and the amount of any Loss incurred in respect of such breach shall not be included in the calculation of any limitations or indemnification set forth herein) to the extent that any reserve specifically with respect to such liability is contained in the unaudited consolidated balance sheet of the Company as of September 30, 2005.

(l) Notwithstanding anything to the contrary contained in this Agreement, the mutual indemnification obligations of the parties pursuant to Section 12.01(a)(ii) and Section 12.01(b)(ii)(y), respectively, shall terminate upon the mutual consent of Atrium and the Sellers' Representative.

(m) The indemnification provided for in Article IX is the sole and exclusive remedy with respect to Tax matters.

(n) The amount of any Loss for which indemnification is provided under this Agreement (an "Indemnified Loss") shall be reduced by the amount of the net Tax benefit, if any, "actually realized" by the Indemnified Party in the taxable year the relevant Indemnified

Loss occurs, or in any of the two succeeding taxable years after the year in which the relevant Indemnified Loss occurs, that is attributable to the Indemnified Party incurring or paying the Indemnified Loss. In computing the amount of any Tax benefit in a taxable year, the Indemnified Party shall be deemed to recognize all other items of loss, deduction or credit before taking into account any loss, deduction or credit attributable to any Indemnified Loss. For the purposes of this Agreement, an Indemnified Party shall be deemed to have "actually realized" a net Tax benefit to the extent that, and at such time as, the amount of Taxes payable by such Indemnified Party, either for the taxable year in which the Indemnified Loss occurs or each of the two succeeding taxable years, is reduced below the amount of Taxes that would be payable but for the incurrence or payment of Indemnified Losses. Any amount that an Indemnifying Party is required to pay to an Indemnified Party under this Agreement (an "Indemnity Payment") shall initially be made without regard to this Section 12.01(n) and the Indemnified Party shall only be required to make a payment with respect to a Tax benefit at the time such benefit is actually realized which shall be the time that the Tax return for the year that the Indemnified Loss occurs is required to be filed (taking into account any extensions of time for filing such return) if a Tax benefit is actually realized in such year or, if a Tax benefit attributable to an Indemnified Loss is actually realized in one of the two taxable years after the Indemnified Loss occurs, the time that the Tax return for such subsequent year(s) is required to be filed (taking into account any extensions of time for filing such return(s)). The amount of any reduction hereunder shall be adjusted to reflect any final determination by the U.S. Internal Revenue Service or a court of competent jurisdiction with respect to the Indemnified Party's liability for Taxes, and payments between the applicable parties to reflect such adjustment shall be made if necessary.



12.02 Method of Asserting Claims. All claims for indemnification by any Indemnified Party under Section 12.01 will be asserted and resolved as follows:

(a) In the event any claim or demand in respect of a matter referenced in Section 12.01 is asserted against or sought to be collected from such Indemnified Party by a third party (a "Third Party Claim"), the Indemnified Party shall deliver a Claim Notice with reasonable promptness to the Indemnifying Party. If the Indemnified Party fails to provide the Claim Notice with reasonable promptness after the Indemnified Party receives notice of such Third Party Claim, the Indemnifying Party will not be obligated to indemnify the Indemnified Party with respect to such Third Party Claim to the extent that the Indemnifying Party's ability to defend has been irreparably prejudiced by such failure of the Indemnified Party. The Indemnifying Party will notify the Indemnified Party as soon as practicable within the Dispute Period whether the Indemnifying Party disputes its Liability to the Indemnified Party under Section 12.01 and, subject to paragraph (c)

below, whether the Indemnifying Party desires, at its sole cost and expense, to defend the Indemnified Party against such Third Party Claim.

(i) Subject to paragraph (c) below, if the Indemnifying Party notifies the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Indemnified Party with respect to the Third Party Claim pursuant to this Section 12.02(a), then the Indemnifying Party will have the right to defend, with counsel reasonably satisfactory to the Indemnified Party, at the sole cost and expense of the Indemnifying Party, such Third Party Claim by all appropriate proceedings, which proceedings will be vigorously and diligently prosecuted by the Indemnifying Party to a final conclusion or will be settled at the discretion of the Indemnifying Party (but only with the consent of the Indemnified Party, which consent will not be unreasonably withheld, in the case of any settlement that provides for any relief other than the payment of monetary damages as to which the Indemnified Party will be indemnified in full). The Indemnifying Party will be deemed to have waived its right to dispute its Liability to the Indemnified Party to the extent provided under Section 12.01 with respect to any Third Party Claim as to which it elects to control the defense. The Indemnifying Party will have full control of such defense and proceedings, including (except as provided in the immediately preceding sentence) any settlement thereof; provided, however, that the Indemnified Party may, at the sole cost and expense of the Indemnified Party, at any time prior to the Indemnifying Party's delivery of the notice referred to in the first sentence of this clause (i), file any motion, answer or other pleadings or take any other action that the Indemnified Party reasonably believes to be necessary or appropriate to protect its interests; and provided further, that if requested by the Indemnifying Party, the Indemnified Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnifying Party in contesting any Third Party Claim that the Indemnifying Party elects to contest. The Indemnified Party may retain separate counsel to represent it in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this clause (i), and the Indemnified Party will bear its own costs and expenses with respect to such separate counsel, except as provided in the preceding sentence and except that the Indemnifying Party will pay the costs and expenses of such separate counsel if representation of the Indemnifying Party and the Indemnified Party would constitute a conflict of interest under applicable standards of professional conduct. Notwithstanding the foregoing, the Indemnified Party may retain or take over the control of the defense or settlement of any Third Party Claim the defense of which the Indemnifying Party has elected to control if the Indemnified Party irrevocably waives its right to indemnity under Section 12.01 or otherwise with respect to such Third Party Claim.

(ii) If the Indemnifying Party fails to notify the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Third Party Claim pursuant to this Section 12.02(a), or if the Indemnifying Party gives such notice but fails to prosecute diligently or settle the Third Party Claim, then the Indemnified Party will have the right to defend, at the sole cost and expense of the Indemnifying Party, the Third Party Claim by all appropriate proceedings, which proceedings will be prosecuted by the Indemnified Party in good faith or will be settled at the discretion of the Indemnified

Party (with the consent of the Indemnifying Party, which consent will not be unreasonably withheld). The Indemnified Party will have full control of such defense and proceedings, including (except as provided in the immediately preceding sentence) any settlement thereof; provided, however, that if requested by the Indemnified Party, the Indemnifying Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnified Party and its counsel in contesting any Third Party Claim which the Indemnified Party is contesting. Notwithstanding the foregoing provisions of this clause (ii), if the Indemnifying Party has notified the Indemnified Party within the Dispute Period that the Indemnifying Party disputes its Liability hereunder to the Indemnified Party with respect to such Third Party Claim and if such dispute is resolved in favor of the Indemnifying Party in the manner provided in clause (iii) below, the Indemnifying Party will not be required to bear the costs and expenses of the Indemnified Party's defense pursuant to this clause (ii) or of the Indemnifying Party's participation therein at the Indemnified Party's request, and the Indemnified Party will reimburse the Indemnifying Party in full for all reasonable costs and expenses incurred by the Indemnifying Party in connection with such litigation. The Indemnifying Party may retain separate counsel to represent it in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this clause (ii), and the Indemnifying Party will bear its own costs and expenses with respect to such participation.

(iii) If the Indemnifying Party notifies the Indemnified Party that it does not dispute its Liability to the Indemnified Party with respect to the Third Party Claim under Section 12.01 or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes its Liability to the Indemnified Party with respect to such Third Party Claim, the Loss arising from such Third Party Claim will be conclusively deemed a Liability of the Indemnifying Party under Section 12.01 and the Indemnifying Party shall pay the amount of such Loss to the Indemnified Party on demand following the final determination thereof. If the Indemnifying Party has timely disputed its Liability with respect to such claim, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations within the Resolution Period, such dispute shall be resolved by litigation in a court of competent jurisdiction.

(b) Notwithstanding anything to the contrary in the preceding paragraph (a), with respect to any Third Party Claim involving a matter referenced in Section 12.01(a)(ii) or Section 12.01(b)(ii)(y):

(i) Atrium acting on behalf of all Purchaser Indemnified Parties, and the Sellers' Representative, acting on behalf of all Sellers, respectively, shall jointly control the defense of such Third Party Claims, including responding to, defending against, settling or otherwise dealing with such Third Party Claims and selecting and directing counsel to represent the Company and its Subsidiaries or any other applicable Indemnified Party in accordance with the provisions of this Section 12.02(b)(i). Atrium and the Sellers' Representative shall each appoint one member to a committee (the "Joint Committee"), which Joint Committee, acting reasonably and in good faith and by vote of a majority of its members, shall decide on all actions to be taken or not to be taken with

respect to such Third Party Claims. The initial Atrium representative to the Joint Committee shall be Serge Yelle and the initial Sellers' Representative to the Joint Committee shall be L. Douglas Lioon. In the event that the Joint Committee remains deadlocked on any decision relating to any such Third Party Claim, Atrium shall have the right to decide such matter on behalf of the Joint Committee and such decision shall be binding upon the Joint Committee and the parties. Notwithstanding the foregoing, the following matters relating to any such Third Party Claim (the "Material Committee Issues") shall require the consent of the Sellers' Representative to the Joint Committee:



(ii) The parties agree to retain a single counsel per separate piece of litigation. Atrium and the Company shall have the right to have costs and expenses incurred by the Company and its Subsidiaries for its counsel, and for responding to, defending against, negotiating and reaching settlement of, and otherwise dealing with such Third Party Claims (collectively, the "Defense Expenses"), paid or reimbursed from the Escrow Funds to the extent provided in Sections 12.01(c)(y). Atrium agrees to pay its portion of the Defense Expenses in accordance with Section 12.01(d)(y). Defense Expenses shall not include costs and expenses incurred for additional counsel chosen by any Indemnified Parties, other than the regular counsel engaged in the representation of the Company and its Subsidiaries for the purpose of overseeing or monitoring such Third Party Claims.

(c) In the event any Indemnified Party should have a claim under Section 12.01 against any Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall deliver an Indemnity Notice with reasonable promptness to the Indemnifying Party. The failure by any Indemnified Party to give the Indemnity Notice shall not impair such party's rights hereunder except to the extent that an Indemnifying Party demonstrates that it has been irreparably prejudiced thereby. If the Indemnifying Party notifies the Indemnified Party that it does not dispute the claim described in such Indemnity Notice or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes the claim described in such Indemnity Notice, the Loss arising from the claim specified in such Indemnity Notice will be conclusively deemed a Liability of the Indemnifying Party to the extent provided under Section 12.01 and the Indemnifying Party shall pay the amount of such Loss, subject to limits contained in this Agreement to the Indemnified Party on demand

following the final determination thereof. If the Indemnifying Party has timely disputed its Liability with respect to such claim, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations within the Resolution Period, such dispute shall be resolved by litigation in a court of competent jurisdiction.

(d) The Lioon Shareholders and the T.A. Shareholders have entered into the Cash Escrow Agreement to provide a mechanism for payment of such parties' indemnification obligations under this Agreement. Neither the Cash Escrow Agreement nor the release of any funds to Purchaser Indemnified Parties under the Cash Escrow Agreement shall in any way limit any amounts otherwise payable in respect of any indemnification obligations of the Lioon Shareholders and the T.A. Shareholders under this Agreement.

(e) The sole and exclusive remedies of the parties hereto with respect to breaches of or claims for indemnification pursuant to this Agreement (including any claim under the United States Comprehensive Environmental Response, Competition and Liability Act, 42 U.S.C.§9601 et.seq.) shall be as provided for in Article IX and this Article XII, except with respect to a claim on the basis of fraud.

12.03 Cooperation. The parties shall act in good faith in responding to, defending against, settling or otherwise dealing with Third Party Claims, notwithstanding any dispute as to liability as between the parties under this Article XII. The Indemnifying Party and the Indemnified Party agree to cooperate with each other and their respective counsel in contesting any Third Party Claim or, if appropriate, in making any counterclaim against the person asserting the Third Party Claim, or any cross-complaint against any other person, including giving each other reasonable access to all information relevant thereto, subject to receipt of a reasonably confidentiality agreement. The parties shall use commercially reasonable efforts to make employees and other representatives available on a mutually convenient basis to provide additional information and explanation of any material provided in connection therewith. The Indemnifying Party shall be obliged to reimburse the Indemnified Party for the reasonable out-of-pocket expenses related to such cooperation.



ARTICLE XIII

[Intentionally Omitted]

ARTICLE XIV

DEFINITIONS

14.01 Definitions.

(a) Defined Terms. As used in this Agreement, the following defined terms have the meanings indicated below:

"Actions or Proceedings" means any action, suit, proceeding, arbitration or Governmental or Regulatory Authority investigation or audit.

"Affiliate" means any Person that directly, or indirectly through one of more intermediaries, controls or is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by Contract or otherwise and, in any event and without limitation of the previous sentence, any Person owning ten percent (10%) or more of the voting securities of another Person shall be deemed to control that Person.

"Agreement" means this Stock Purchase Agreement and the Exhibits, the Disclosure Schedule and the Annexes hereto and the certificates delivered in accordance with Section 1.03, as the same shall be amended from time to time.

"Assets and Properties" means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, whether absolute, accrued, contingent, fixed or otherwise and wherever situated), including the goodwill related thereto, operated, owned or leased by any Person, including without limitation cash, cash equivalents, Investment Assets, accounts and notes receivable, chattel paper, documents, instruments, general intangibles, real estate, equipment, inventory, goods and Intellectual Property.

"Atrium" has the meaning ascribed to it in the forepart of this Agreement.

"Atrium Financial Statements" has the meaning ascribed to it in Section 4.09.

"Atrium Shares" means Subordinate Voting Shares of Atrium.

"Audited Financial Statement Date" means September 30, 2004.

"Audited Financial Statements" means the Financial Statements for the fiscal year of the Company ended September 30, 2004.

"Benefit Plan" means any (i) Plan sponsored by or contributed to by the Company or any Subsidiary or with respect to which any the Company or any Subsidiary has any actual or direct Liability, (ii) Plan covering or providing benefits to any current or former employee or director of the Company or any Subsidiary in connection with such individual's employment by, or performance of services for, the Company or any Subsidiary and (iii) Defined Benefit Plan not described in clauses (i) or (ii) to which any ERISA Affiliate contributes or has contributed within the last five years or with respect to which any ERISA Affiliate has or has had within the last five (5) years any actual, secondary or contingent Liability.

"Books and Records" means all files, documents, instruments, papers, books and records relating to the Business or Condition of the Company, including without limitation Financial Statements, Tax Returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, Contracts, Company IP Licenses, customer lists, computer files and programs, retrieval programs, operating data and plans and environmental studies and plans (or, when applicable to Atrium and Purchaser, means all files, documents, instruments, papers, books and records relating to the Business of Condition of Atrium or Purchaser).

"Business Day" means a day other than Saturday, Sunday or any day on which banks located in the State of Pennsylvania and the Province of Quebec, Canada are authorized or obligated to close.

Business or Condition of Atrium or Purchaser" means the business, operations, financial condition and results of operations of Atrium or Purchaser.

"Business or Condition of the Company" means the business, operations, financial condition, results of operations, Assets and Properties of the Company and the Subsidiaries taken as a whole.

"Cash Escrow Agreement" has the meaning ascribed to it in Section 1.03.

"Cash Payment" has the meaning ascribed to it in Section 1.02.

"Claim Notice" means written notification pursuant to Section 12.02(a) of a Third Party Claim as to which indemnity under Section 12.02 is sought in good faith by an Indemnified Party, enclosing a copy of all papers served, if any, and specifying the nature of and basis for such Third Party Claim and for the Indemnified Party's claim against the Indemnifying Party under Section 12.02, together with the amount or, if not then reasonably determinable, the estimated amount, determined in good faith, of the Loss arising from such Third Party Claim.

"Closing" means the Closing of the transactions contemplated by Section 1.03.

"Closing Date" means the date hereof.

"Code" means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

"Commissions" has the meaning ascribed to it in Section 4.09.

"Company" has the meaning ascribed to it in the forepart of this Agreement.

"Company Intellectual Property" means all Intellectual Property owned or used by the Company or the Subsidiaries.

"Company IP Licenses" means all (a) Licenses of Intellectual Property by the Company or the Subsidiaries to third parties, (b) Licenses of Intellectual Property by third parties to the Company or the Subsidiaries and (c) agreements between the Company or the Subsidiaries, on the one hand, and third parties, on the other hand, relating to the development or use of Intellectual Property, right to receive or obligation to pay royalties with respect to or as a result of the use of Intellectual Property, the development or transmission of data, or the use, modification, framing, linking advertisement, or other practices with respect to Internet websites, in each of the foregoing case, that are used in connection with the business of the Company as currently conducted.

"Company Stock Option" means each Option to acquire shares of capital stock from the Company pursuant to a Company Stock Plan.

"Company Stock Plans" means HVL Parent Incorporated 1997 Stock Option and Grant Plan and each other plan, program or arrangement providing for the grant of equity-based awards to service providers (including current or former directors, officers, employees or consultants) to the Company or any Subsidiary.

"Contract" means any agreement, lease, license, evidence of Indebtedness, mortgage, indenture, security agreement or other contract (whether written or oral).

"Copyrights" means, as they exist anywhere in the world, copyrights and copyright rights, mask works, including all renewals and extensions thereof, copyright registrations and applications for registration thereof and non-registered copyrights.

"Defense Expenses" has the meaning ascribed to it in Section 12.02(b).

"Defined Benefit Plan" means each Plan which is subject to Part 3 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA.

"Disclosure Schedule" means the record delivered to Purchaser and Atrium by Sellers herewith and dated as of the date hereof, containing all lists, descriptions, exceptions and other information and materials as are required to be included therein by Sellers pursuant to this Agreement.

"Dispute Period" means the period ending thirty (30) days following receipt by an Indemnifying Party of either a Claim Notice or an Indemnity Notice.

"DOJ" means the United States Department of Justice.

"Eligible Employees" has the meaning ascribed to it in Section 6.02.

"Environmental Claim" means, with respect to any Person, any written notice, claim or demand (collectively, a "claim") by any other Person alleging or asserting such Person's Liability for investigatory costs, cleanup costs, Governmental or Regulatory Authority response costs, damages to natural resources or other property, personal injuries, fines or penalties arising out of, based on or resulting from (a) the presence, or Release into the environment, of any Hazardous Material at any location, whether or not owned by such Person, or (b) any violation, or alleged violation, of any Environmental Law. The term "Environmental Claim" shall include, without limitation, any claim by any Governmental or Regulatory Authority for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law, and any claim by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the presence of Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the environment.

"Environmental Law" shall mean all federal, state, local and foreign statutes, regulations, ordinances and similar provisions having the force or effect of Law, all judicial and administrative orders concerning public health, worker health and safety, or pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, Release, threatened Release, control, or cleanup of any Hazardous Materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, as such of the foregoing are enacted or in effect, prior to or on the Closing Date.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

"ERISA Affiliate" means any Person who, together with the Company or any Subsidiary, is treated as a single employer under Section 414 of the Code.

"Escrow Agent" has the meaning ascribed to it in Section 1.03.

"Escrow Fund" has the meaning ascribed to it in Section 1.03.

"Exclusions" has the meaning ascribed to it in Section 12.01.

"FDA" means the United States Food and Drug Administration.

"FFDC" has the meaning ascribed to it in Section 3.29.

"FTC" means the United States Federal Trade Commission.

"Financial Statements" means the consolidated financial statements of the Company and its consolidated Subsidiaries delivered to Purchaser pursuant to Section 3.07.

"Food and Drug Legal Requirement" has the meaning ascribed to it in Section 3.29.

"Founders" means L. Douglas Lioon and Jeffrey D. Lioon.

"GAAP" means generally accepted accounting principles in the country specified (or if no such country is specified, the United States) consistently applied throughout the specified period and in the immediately prior comparable period.

"Governmental or Regulatory Authority" means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision.

"Hazardous Material" means (A) any petroleum or petroleum products, radioactive materials, asbestos in any form or condition, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls (PCBs); (B) any chemicals or other materials or substances which are now or hereafter become defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants" or words of similar import under any Environmental Law; and (C) any other chemical or other material or substance, exposure to which is now or hereafter prohibited, limited or regulated by any Governmental or Regulatory Authority or with respect to which liability or standards of conduct are imposed under any Environmental Law.

"HSR Act" means Section 7A of the Clayton Act (Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) and the rules and regulations promulgated thereunder.

"Indebtedness" of any Person means all obligations of such Person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business), (iv) under capital leases and (v) in the nature of guarantees of the obligations described in clauses (i) through (iv) above of any other Person.

"Indemnified Party" means any Person claiming indemnification under any provision of Article XII.

"Indemnifying Party" means any Person against whom a claim for indemnification is being asserted under any provision of Article XII.

"Indemnity Notice" means written notification pursuant to Section 12.02(b) of a claim as to which indemnity under Article XII is sought in good faith by an Indemnified Party, specifying in reasonable detail the nature of and basis for such claim, together with the amount or, if not then reasonably determinable, the estimated amount, determined in good faith, of the Loss arising from such claim.

"Independent Accountant" means an accountant selected by the mutual agreement of Sellers' Representative and Atrium who is a partner at an internationally-recognized firm of independent public accountants.

"Intellectual Property" means (a) Patents, (b) Trademarks, (c) Copyrights, (d) Internet Assets, (e) Software, and (f) Trade Secrets.

"Internet Assets" means, as they exist anywhere in the world, domain names, Internet addresses and other computer identifiers.

"Investment Assets" means all debentures, notes and other evidences of Indebtedness, stocks, securities (including rights to purchase and securities convertible into or exchangeable for other securities), interests in joint ventures and general and limited partnerships, mortgage loans and other investment or portfolio assets owned of record or beneficially by the Company or any Subsidiary and issued by any Person other than the Company or any Subsidiary (other than trade receivables generated in the ordinary course of business of the Company and the Subsidiaries).

"IRS" means the United States Internal Revenue Service.

"Joint Committee" shall have the meaning ascribed to it in Section 12.02(b)(i).

"Knowledge of Atrium or Purchaser" means the actual knowledge of the following individuals, after due inquiry: Richard Bordeleau, Manon Deslauriers, Luc Dupont and Jocelyn Harvey.

"Knowledge of the Lioon Shareholders and the T.A. Shareholders" or "Known to the Lioon Shareholders and the T.A. Shareholders" means the actual knowledge of the individuals listed on Annex 2 hereto, after due inquiry.

"Laws" means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision or of any Governmental or Regulatory Authority.

"Liabilities" means all Indebtedness, obligations and other liabilities of a Person (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due).

"Licenses" means all licenses, permits, certificates of authority, authorizations, approvals, registrations, franchises and similar consents granted or issued by any Governmental or Regulatory Authority.

"Liens" means any mortgage, pledge, assessment, security interest, lease, lien, adverse claim, levy, charge or other encumbrance of any kind, or any conditional sale Contract, title retention Contract or other Contract to give any of the foregoing.

"Lioon Shareholders" means L. Douglas Lioon, Jeffrey D. Lioon, Jeffrey D. Lioon Revocable Trust, Samuel L. Lioon, Jacqueline R. Lioon, Malliouhanna Associates L.P., and Lexington Drive Associates L.P.

"Loss" means any and all damages, fines, fees, penalties, deficiencies, losses and expenses (including without limitation interest, court costs, fees of attorneys, accountants and other experts or other expenses of litigation or other proceedings or of any claim, default or assessment).

"Management Shareholders" means Dr. Naeem A. Shaikh, Anthony Wasson, Tim Monk, George Porter and Jennifer Raspenti.

"Material Adverse Effect" means any event, change, circumstance or effect that is materially adverse to the Business or Condition of the Company or the ability of Sellers to consummate timely the transactions contemplated hereby.

"Material Committee Issues" shall have the meaning ascribed to it in Section 12.02 (b)(i).

"Operative Agreements" means the Cash Escrow Agreement, the employment agreements referenced in Sections 1.03(b)(ii), the Option Termination Agreements referenced in Section 1.03(b)(iii) and any support or other agreements to be entered into in connection with the transaction.

"Option" with respect to any Person means any security, right, subscription, warrant, option, "phantom" stock right or other Contract that gives the right to (i) purchase or otherwise receive or be issued any shares of capital stock of such Person or any security of any kind convertible into or exchangeable or exercisable for any shares of capital stock of such Person or (ii) receive or exercise any benefits or rights similar to any rights enjoyed by or accruing to the holder of shares of capital stock of such Person, including any rights to participate in the equity or income of such Person or to participate in or direct the election of any directors or officers of such Person or the manner in which any shares of capital stock of such Person are voted.

"Order" means any writ, judgment, decree, injunction or similar order of any Governmental or Regulatory Authority (in each such case whether preliminary or final).

"Patents" means, as they exist anywhere in the world, patents, patent applications and inventions, designs and improvements described and claimed therein, patentable

inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations or interferences thereof, whether or not patents are issued on any such applications and whether or not any such applications are modified, withdrawn or resubmitted).

"PBGC" means the Pension Benefit Guaranty Corporation established under ERISA.

"Pending Claims" shall have the meaning ascribed to it in Section 12.01(c).

"Pension Benefit Plan" means each Benefit Plan which is a pension Benefit Plan within the meaning of Section 3(2) of ERISA.

"Permitted Lien" means (i) any Lien for Taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of Law with respect to a Liability that is not yet due or delinquent and (iii) any minor imperfection of title or similar Lien which individually or in the aggregate with other such Liens does not materially impair the value of the property subject to such Lien or the use of such property in the conduct of the business of the Company or any Subsidiary.

"Person" means any natural Person, corporation, limited liability company, general partnership, limited partnership, proprietorship, other business organization, trust, union, association or Governmental or Regulatory Authority.

"Plan" means each (i) "employee benefit plan" as defined in Section 3(3) of ERISA (regardless of whether such plan is subject to ERISA and (ii) other plan, program, arrangement or Contract pursuant to which any of the following benefits or compensation are provided: bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement benefits, stock purchase rights, Options, restricted stock, deferred stock, stock appreciation rights, phantom stock, welfare benefits, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria benefits, life insurance, health insurance, accident insurance, disability insurance, workmen's compensation or other insurance, change in control benefits, retention benefits or severance or separation benefits.

"Pre-Closing Taxable Period" has the meaning ascribed to it in Section 9.01.

"Pre-Closing Taxes" has the meaning ascribed to it in Section 9.01.

"Purchase Price" has the meaning ascribed to it in Section 1.02.

"Purchaser" has the meaning ascribed to it in the forepart of this Agreement.

"Purchaser Indemnified Parties" means Purchaser and its officers, directors, employees, agents and Affiliates.

"Purchaser Material Adverse Effect" means any event, change, circumstance or effect that is materially adverse to the Business or Condition of Atrium or Purchaser or the ability of Atrium or Purchaser to consummate timely the transactions contemplated hereby.

"Qualified Plan" means each Benefit Plan intended to qualify under Section 401(a) of the Code.

"Release" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, or dispersal into the environment.

"Reports" has the meaning ascribed to it in Section 4.09.

"Representatives" of a Person means any officers, directors, employees, agents, counsel, accountants, financial advisors, consultants and other representatives of such person and with respect to the Purchaser, shall also include any Person who is considering providing financing to Purchaser to finance all or any portion of the Purchase Price and their respective officers, directors, employees, agent, counsel, accountants, financial advisors, consultants and other representatives of such person.

"Resolution Period" means the period ending thirty (30) days following receipt by an Indemnified Party of a written notice from an Indemnifying Party stating that it disputes all or any portion of a claim set forth in a Claim Notice or an Indemnity Notice.

"Restricted Period" has the meaning ascribed to it in Section 5.02.

"Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Securities Laws" has the meaning ascribed to it in Section 4.09.

"Seller" has the meaning ascribed to it in the forepart of this Agreement.

"Seller Indemnified Parties" means Seller and its officers, directors, employees, agents and Affiliates.

"Sellers' Representative" has the meaning ascribed to it in Section 15.17(a).

"Shares" has the meaning ascribed to it in the forepart of this Agreement.

"Share Payment" has the meaning ascribed to it in Section 1.02.

"Software" means, as they exist anywhere in the world, computer software programs, including all source code, object code, specifications, designs and documentation related thereto, other than commercially available off-the-shelf software.

"Straddle Periods" has the meaning ascribed to it in Section 9.01.

"Straddle Returns" has the meaning ascribed to it in Section 9.01.

"Subsidiary" means any Person in which the Company, directly or indirectly through Subsidiaries or otherwise, beneficially owns more than fifty percent (50%) of either the equity interests in, or the voting control of, such Person.

"T.A. Shareholders" means TA/Advent VIII L.P., Advent Atlantic & Pacific III L.P., TA Venture Inventors L.P., Patrick G. LePore, Warren F. Melamed, D.D.S., Howard A. Cubell, John R. LeClaire, Marian A. Tse, Alex Brown, CUST Maura Connolly, Richard E. Floor, John A. Staley IV, and Staley Capital Partners.

"Tax Returns" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, including, where permitted or required, combined or consolidated returns for any group of entities that include any member of the Company Group (that is filed or is required to be filed with any Taxing authority).

"Tax Sharing Agreement" has the meaning ascribed to it in Section 9.05.

"Taxes" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including Taxes under Code section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other Tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and any expenses incurred in connection with the determination, settlement or litigation of any Tax Liability owed to any Taxing authority.

"Third Party Claim" has the meaning ascribed to it in Section 12.02(a).

"Trade Secrets" means, as they exist anywhere in the world, trade secrets, know-how, inventions, processes, procedures, databases and confidential business information, including, to the extent confidential, concepts, ideas, designs, formulae, formulations, research or development information, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, technical data, discoveries, modifications, extensions, improvements and other proprietary information and rights (whether or not patentable or subject to copyright, mask work or trade secret protection).

"Trademarks" means, as they exist anywhere in the world, trademarks and trademark rights, service marks and service mark rights, service names and service name rights, trade dress, trade names and trade name rights, brand names, designs, logos, slogans or corporate names, whether registered or unregistered, and all registrations and applications for registration thereof and all goodwill related thereto.

"Transfer Taxes" has the meaning ascribed to it in Section 9.04.

"TSX" means the Toronto Stock Exchange.

"Unaudited Financial Statement Date" means September 30, 2005.

"Unaudited Financial Statements" means the Financial Statements for the fiscal quarter of the Company ended September 30, 2005.

"VWAP" means the simple arithmetic average of the volume weighted average prices, as calculated for the period beginning at 9:30 a.m. Eastern Standard Time and concluding at 4:00 p.m. EST, for each of the days specified, as reported by Bloomberg Financial LP (using the AES Equity AQR function).

(b) Construction of Certain Terms and Phrases. Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms "hereof," "herein," "hereby" and derivative or similar words refer to this entire Agreement; (iv) the terms "Article" or "Section" refer to the specified Article or Section of this Agreement; and (v) the phrases "ordinary course of business" and "ordinary course of business consistent with past practice" refer to the business and practice of the Company or a Subsidiary. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Unless specifically stated otherwise, all accounting terms used herein and not expressly defined herein shall have the meanings given to them under United States GAAP. Unless specifically stated otherwise, all references to "$" refer to United States dollars.

ARTICLE XV

MISCELLANEOUS

15.01 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

If to Atrium or Purchaser, to:

Atrium Biotechnologies Inc.
1405, boul. du Parc-Technologique
Québec, Québec
CANADA G1P 4P5
Attention: President and Chief Executive Officer

with a copy to:

Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, NY 10022

Facsimile No.: 212-822-5271
Attn: Robert M. Finkel

If to a Seller, to Sellers' Representative as follows:

L. Douglas Lioon
c/o HVL Parent Incorporated
600 Boyce Road
Pittsburgh, PA 15205
Facsimile No.:

with a copy to:

Goodwin Procter LLP
Exchange Place
Boston, MA 02109
Facsimile No.: 617-523-1231
Attn: John R. LeClaire, Esq.
John B. Steele, Esq.

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section 15.01, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section 15.01 , be deemed given upon receipt, and (iii) if delivered by mail in the manner described above to the address as provided in this Section 15.01, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section 15.01). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other party hereto.

15.02 Entire Agreement. This Agreement and the Operative Agreements supersede all prior discussions and agreements between the parties hereto and their Affiliates with respect to the subject matter hereof and thereof, including without limitation (i) the letter of intent between the parties dated August 18, 2005, and (ii) the Confidential Information Agreement between HVL Incorporated and Atrium, and contain the sole and entire agreement between the parties hereto with respect to the subject matter hereof and thereof.

15.03 Expenses. Except as otherwise expressly provided in this Agreement (including without limitation as provided in Section 12.02), whether or not the transactions contemplated hereby are consummated, each party will pay its own costs and expenses (including but not limited to legal fees), and Sellers shall pay the costs and expense of the Company and the Subsidiaries, incurred in connection with the negotiation, execution and Closing of this Agreement and the Operative Agreements and the transactions contemplated hereby and thereby; provided that the parties agree that the filing fee under the HSR Act shall be paid by the Company.

15.04 Public Announcements. Sellers and Purchaser will also obtain the other party's prior approval of any press release to be issued immediately following the Closing announcing the consummation of the transactions contemplated by this Agreement.

15.05 Confidentiality. Each party hereto will hold, and will use its best efforts to cause its Affiliates and their respective Representatives to hold, in strict confidence from any Person (other than any such Affiliate or Representative or an investor in such party), unless (i) compelled to disclose by judicial or administrative process or by other requirements of Law or (ii) disclosed in an Action or Proceeding brought by a party hereto in pursuit of its rights or in the exercise of its remedies hereunder, all documents and information concerning the other party or any of its Affiliates furnished to it by the other party or such other party's Representatives in connection with this Agreement or the transactions contemplated hereby, except to the extent that such documents or information can be shown to have been (a) previously known by the party receiving such documents or information, (b) in the public domain (either prior to or after the furnishing of such documents or information hereunder) through no fault of such receiving party or (c) later acquired by the receiving party from another source if the receiving party is not aware that such source is under an obligation to another party hereto to keep such documents and information confidential.

15.06 Waiver. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative.

15.07 Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of Atrium, a majority-in-interest of the T.A. Shareholders and a majority-in-interest of the Lioon Shareholders.

15.08 No Third Party Beneficiary. Except as set forth in the next sentences, the terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person. Article XII and Sections 6.01, 6.02 and 6.03 are intended to be for the benefit of those persons described therein and the provisions contained therein may be enforced by such persons.

15.09 No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other party hereto and any attempt to do so will be void, except (a) for assignments and transfers by operation of Law and (b) that Purchaser may assign any or all of its rights, interests and obligations hereunder (including without limitation its rights under Article XII) to a wholly-owned Subsidiary or a parent company, provided that any such Subsidiary or parent company agrees in writing to be bound by all of the terms, conditions and provisions contained herein but no such assignment shall relieve Purchaser or Atrium of its

obligations hereunder. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

15.10 Release by Sellers. Effective as of the Closing, each Seller hereby irrevocably waives, releases and discharges the Company and the Subsidiaries from any and all Liabilities and obligations to such Seller of any kind or nature whatsoever, in each case whether absolute or contingent, liquidated or unliquidated, and whether arising under any agreement, or understanding or the articles, bylaws, or other constitutive documents of the Company or the Subsidiaries or otherwise at Law or equity, except as provided in the next sentence. The foregoing waiver, release and discharge shall not apply in respect of any Liability or obligation (x) arising under (i) this Agreement or the Operative Agreements, (ii) any agreement set forth in Section 15.10 of the Disclosure Schedule or (iii) any agreement entered into after the Closing Date or (y) in respect of any indemnification permitted under Section 6.01.

15.11 Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

15.12 Jurisdiction. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the United States District Court for the Southern District of New York or any court of the State of New York located in the Borough of Manhattan in the City of New York in any action, suit or proceeding arising out of or relating to this Agreement or any of the Operative Agreements or any of the transactions contemplated hereby or thereby, and agrees that any such action, suit or proceeding shall be brought only in such court, provided, however, that such consent to jurisdiction is solely for the purpose referred to in this Section 15.12 and shall not be deemed to be a general submission to the jurisdiction of said courts or in the State of New York other than for such purpose. Each party hereby irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such action, suit or proceeding brought in such a court and any claim that any such action, suit or proceeding brought in such a court has been brought in an inconvenient forum. Process on such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 15.01 shall be deemed effective service of process on such party.

15.13 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

15.14 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York applicable to a Contract executed and performed in such State, without giving effect to the conflicts of Laws principles thereof.

15.15 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

15.16 Several Obligations. For purposes of this Agreement, (a) to the extent a Liability hereunder arises solely from a breach of a representation, warranty or covenant or the commission of fraud by a particular Seller, the Liability shall be the sole responsibility of such Seller, (b) the respective Liabilities of the T.A. Shareholders and the Lioon Shareholders hereunder with respect to any breach of the representations and warranties in Article III and the indemnities in Article IX and Section 12.01(a)(ii) shall be allocated pro rata based on the relative percentage share of each such Seller as set forth on Annex 4 hereto (c) each Lioon Shareholder will be jointly and severally liable for the aggregate amount of the Lioon Shareholders' percentage share as set forth on Annex 4 hereto and (d) if any Seller is found liable for any representations, warranties, covenants or indemnities that are not the responsibility of such Seller, then such Seller shall have a right of contribution against each of the other Sellers for their proper share of the liability for such representations, warranties, covenants and indemnities, as determined by the foregoing provisions of this Section 15.16.

15.17 The Sellers' Representative.

(a) Each of the Sellers, by executing and approving this Agreement has appointed, effective as of the date hereof, L. Douglas Lioon, to act as such Seller's representative (the "Sellers' Representative") and as such Seller's true and lawful attorney, in such Seller's name, place and stead to act on such Seller's behalf as contemplated by the terms of this Agreement and the Cash Escrow Agreement. With the power of attorney so granted by each Seller to the Sellers' Representative, each Seller has authorized the Sellers' Representative to take any further action which the Sellers' Representative shall consider necessary or desirable in connection with the foregoing, including the execution, delivery and performance of the Cash Escrow Agreement, thereby giving the Sellers' Representative full power and authority to do and perform each and every act and thing whatsoever requisite and necessary to be done in and about the foregoing as fully as such Seller might or could do if personally present, and has ratified and confirmed all that the Sellers' Representative shall lawfully do or cause to be done by virtue thereof. Purchaser and Atrium shall be entitled to rely on any action or inaction of the Sellers' Representative as the action or inaction of the appointing Sellers, any notice from any such Seller to Purchaser shall be delivered to Purchaser solely by the Sellers' Representative, and Purchaser shall be entitled to deliver all notices to any of the Sellers solely to the Sellers' Representative. Without limiting the generality of the foregoing, the Sellers' Representative shall have the full power and authority to interpret all the terms and provisions of this Agreement and the Cash Escrow Agreement and to consent to any amendment hereof or thereof in its capacity as Sellers' Representative.

(b) Authorization. Each Seller hereby authorizes the Sellers' Representative to:

(i) Receive all notices or documents given or to be given to Sellers' Representative pursuant hereto or to the Cash Escrow Agreement or in connection

herewith or therewith and to receive and accept services of legal process in connection with any suit or proceeding arising under this Agreement or the Cash Escrow Agreement;

(ii) Engage counsel, and such accountants and other advisors and incur such other expenses in connection with this Agreement or the Cash Escrow Agreement and the transactions contemplated hereby or thereby as the Sellers' Representative may in its sole discretion deem appropriate;

(iii) Take such action as the Sellers' Representative may in its sole discretion deem appropriate in respect of: (A) taking such other action as the Sellers' Representative is authorized to take under this Agreement or the Cash Escrow Agreement; (B) receiving all documents or certificates and making all determinations, in its capacity as Sellers' Representative, required under this Agreement or the Cash Escrow Agreement; and (C) all such actions as may be necessary to carry out any of the transactions contemplated by this Agreement and the Cash Escrow Agreement, including, without limitation, the defense and/or settlement of any claims for which indemnification is sought pursuant to Article IX or XII of this Agreement and any waiver of any obligation of Atrium, Purchaser or the Company.

(c) Indemnification of Sellers' Representative. The Sellers' Representative shall be indemnified by Sellers for and shall be held harmless by Sellers against any loss, liability or expense incurred by the Sellers' Representative or any of its Affiliates and any of their respective partners, directors, officers, employees, agents, stockholders, consultants, attorneys, accountants, advisors, brokers, representatives or controlling persons, in each case relating to the Sellers' Representative's conduct as Sellers' Representative, other than losses, liabilities or expenses resulting from the Sellers' Representative's gross negligence or willful misconduct in connection with its performance under this Agreement and the Cash Escrow Agreement. This indemnification shall survive the Closing. The Sellers' Representative may, in all questions arising under this Agreement, rely on the advice of counsel and for anything done, omitted or suffered in good faith by the Sellers' Representative in accordance with such advice, the Sellers' Representative shall not be liable to the Sellers or the Escrow Agent or any other person. In no event shall the Sellers' Representative be liable hereunder or in connection herewith for (i) any indirect, punitive, special or consequential damages or (ii) any amounts other than those that are satisfied out of the Escrow Fund.

(d) Access to Information. The Sellers' Representative shall have reasonable access to information of and concerning any claim for indemnification and which is in the possession, custody or control of Atrium, Purchaser or the Company and the reasonable assistance of the officers and employees of Atrium, Purchaser and the Company for purposes of performing the Sellers' Representative duties under this Agreement or the Cash Escrow Agreement and exercising its rights under this Agreement and the Cash Escrow Agreement, including for the purpose of evaluating any claim for indemnification against the Escrow Fund by a Purchaser Indemnified Party; provided that the Sellers' Representative shall treat confidentially and not, except in connection with enforcing its rights under this Agreement and the Cash Escrow Agreement, disclose any nonpublic information from or concerning any claim for indemnification to anyone (except to the Sellers' Representative's attorneys, accountants or

other advisers, to Sellers and on a need-to-know basis to other individuals who agree to keep such information confidential).

(e) Reasonable Reliance. In the performance of its duties hereunder, the Sellers' Representative shall be entitled to (i) rely upon any document or instrument reasonably believed to be genuine, accurate as to content and signed by any Sellers or any party hereunder and (ii) assume that any Person purporting to give any notice in accordance with the provisions hereof has been duly authorized to do so.

(f) Orders. The Sellers' Representative is authorized, in its sole discretion, to comply with final, nonappealable orders or decisions issued or process entered by any court of competent jurisdiction or arbitrator with respect to the Escrow Fund. If any portion of the Escrow Fund is disbursed to the Sellers' Representative and is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, the Sellers' Representative is authorized, in its sole discretion, but in good faith, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action; and if the Sellers' Representative complies with any such order, writ, judgment or decree, he shall not be liable to any Sellers by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled set aside or vacated.

(g) Removal of Sellers' Representative; Authority of Sellers' Representative. A majority in interest of the Sellers shall have the right at any time to remove the then-acting Sellers' Representative to appoint a successor Sellers' Representative; provided, however, that neither such removal of the then acting Sellers' Representative nor such appointment of a successor Sellers' Representative shall be effective until the delivery to the Escrow Agent of executed counterparts of a writing signed by such Sellers with respect to such removal and appointment, together with an acknowledgement signed by the successor Sellers' Representative appointed in such writing that he, she or it accepts the responsibility of successor Sellers' Representative and agrees to perform and be bound by all of the provisions of this Agreement applicable to the Sellers' Representative. For all purposes hereunder, a majority in interest of the Sellers shall be determined on the basis of each Seller's Percentage Share as set forth on Annex 5 attached hereto. Each successor Sellers' Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Sellers' Representative, and the term "Sellers' Representative" as used herein and in the Cash Escrow Agreement shall be deemed to include any interim or successor Sellers' Representative.

(h) Irrevocable Appointment. Subject to Section 15.17(g), the appointment of the Sellers' Representative hereunder is irrevocable and any action taken by the Sellers' Representative pursuant to the authority granted in this Section 15.17 shall be effective and absolutely binding as the action of the Sellers' Representative under this Agreement or the Cash Escrow Agreement.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

ATRIUM BIOTECH HOLDCO, INC.

By: ______________________________
Name:
Title:

ATRIUM BIOTECHNOLOGIES INC.

By: ______________________________
Name:
Title:

HVL PARENT INCORPORATED

By: ______________________________
Name:
Title:

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

ATRIUM BIOTECH HOLDCO, INC.

By: ______________________________
Name:
Title:

ATRIUM BIOTECHNOLOGIES INC.

By: ______________________________
Name:
Title:

HVL PARENT INCORPORATED

By: ______________________________
Name:
Title:

NY1:#3405102v14

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

SELLER:

TA/ADVENT VIII L.P.

By: TA Associates VIII L.P.
its: General Partner

By: TA Associates, Inc.
Its: General Partner

By: ______________________
Name:
Title:

ADVENT ATLANTIC AND PACIFIC III L.P.

By: TA Associates AAP III Partners
its: General Partner

By: TA Associates, Inc.
Its: General Partner

By: ______________________
Name:
Title:

TA VENTURE INVESTORS LIMITED PARTNERSHIP

By: ______________________
Name:
Title:

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

SELLER:

____
L. DOUGLAS LIOON

MALLIOUHANNA ASSOCIATES LIMITED PARTNERSHIP

By: ______________________________
Name:
Title:

SAMUEL L. LIOON AND JACQUELINE R. LIOON, JOINTLY

By: [signature]
Name: Samuel L. Lioon

By: [signature]
Name: Jacqueline R. Lioon

NY1:#3405102v14

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

SELLER:



JEFFREY D. LIOON

JEFFREY D. LIOON REVOCABLE TRUST

By: 
Name:
Title:

LEXINGTON DRIVE ASSOCIATES LIMITED PARTNERSHIP

By: 
Name:
Title:

NY1:#3405102v14

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

SELLER:



JOHN A. STALEY, IV

STALEY CAPITAL PARTNERS

By: 
Name: JOHN A STALEY, IV
Title:

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

SELLER:

DB SECURITIES INC. CUST FBO
MAURA CONNOLLY



By: ______________________
Name: Chris Harvey
Title: POWER OF ATTORNEY
DEUTSCHE BANK SECURITIES INC.

____
HOWARD A. CUBELL

____
RICHARD E. FLOOR

____
JOHN R. LECLAIRE

____
PATRICK G. LEPORE

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

SELLER:

DB SECURITIES INC. CUST FBA MAURA CONNOLLY

By: ______________________________
Name: Chris Harvey
Title:



____
HOWARD A. CUBELL

____
RICHARD E. FLOOR

____
JOHN R. LECLAIRE

____
PATRICK G. LEPORE

NY1:#3405102v14

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

SELLER:

ALEX BROWN & SONS, INC. CUST FBO
MAURA CONNOLLY

By: ______________________
Name:
Title:

____
HOWARD A. CUBELL



RICHARD E. FLOOR

____
JOHN R. LECLAIRE

____
PATRICK G. LEPORE

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

SELLER:

DB SECURITIES INC. CUST FBA MAURA CONNOLLY

By: ____________________________
Name: Chris Harvey
Title:

____
HOWARD A. CUBELL

____
RICHARD E. FLOOR


JOHN R. LECLAIRE

____
PATRICK G. LEPORE

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

SELLER:

ALEX BROWN & SONS, INC. CUST FBO
MAURA CONNOLLY

By: ______________________________
Name:
Title:

____
HOWARD A. CUBELL

____
RICHARD E. FLOOR

____
JOHN R. LECLAIRE

____
PATRICK G. LEPORE

NY1:#3405102v14

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.



WARREN F. MELAMED

MARIAN A. TSE

NAEEM A. SHAIKH

ANTHONY WASSON

TIM MONK

NY1:#3485102v14

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

WARREN F. MELAMED



MARIAN A. TSE

NAEEM A. SHAIKH

ANTHONY WASSON

TIM MONK

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

WARREN F. MELAMED

MARIAN A. TSE

Sh. Naeem Azad.

NAEEM A. SHAIKH

ANTHONY WASSON

TIM MONK

NY1:#3405102v14

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

WARREN F. MELAMED

MARIAN A. TSE

NAEEM A. SHAIKH



ANTHONY WASSON

TIM MONK

NY1:#3405102v14

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

WARREN F. MELAMED

MARIAN A. TSE

NAEEM A. SHAIKH

ANTHONY WASSON



TIM MONK

NY1:#3405102v14



GEORGE PORTER



JENNIFER RASPANTI

NY1:#3405102v14

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

SELLER:



L. DOUGLAS LIOON

MALLIOUHANNA ASSOCIATES LIMITED PARTNERSHIP

By: 
Name:
Title:

SAMUEL L. LIOON AND JACQUELINE R. LIOON, JOINTLY

By: ____________________
Name: Samuel L. Lioon

By: ____________________
Name: Jacqueline R. Lioon

NY1:#3405102v14


ATRIUM
BIOTECHNOLOGIES

CODE OF ETHICAL CONDUCT

Atrium Biotechnologies Inc. («Atrium») and all of the directors, officers and employees of Atrium and its subsidiaries (collectively with Atrium, the "Corporation") are committed to preserving the reputation of the Company for its integrity and its excellence and conducting the businesses and activities of the Company honestly and ethically and in compliance with applicable laws, rules and regulations.

Accordingly, the Board of Directors of Atrium has adopted this Code of Ethical Conduct, which applies to all directors, officers and employees of the Company and its subsidiaries, including, but not limited to, the President and Chief Executive Officer, the President of the Health & Nutrition Division, the President of the Active Ingredients & Specialty Chemicals Division, the Vice President Finance and Chief Financial Officer, all of Atrium's Vice President's, and persons performing similar functions.

This Code of Ethical Conduct does not summarize all of the Company's policies. You must also comply with the Company's other policies which are set forth in other documents. In addition, this Code of Ethical Conduct reflects general principles of conduct and does not anticipate or cover in detail every topic or situation. If you have a question about anything covered in this Code of Ethical Conduct or if you are unsure about whether some action would be consistent with this Code of Ethical Conduct, you can refer to the Vice President, Legal Affairs of Atrium (the "Compliance Officer"). Therefore, if you should encounter a situation in which you are unsure what to do, you agree to consult the Compliance Officer and ask for help.

Policies and Practice

General Conduct - Conflicts of Interest

You must act ethically, honestly and with integrity. Your duty to act ethically, honestly and with integrity includes avoiding actual or apparent conflicts of interest between your personal, private interests and the interests of the Company, including using your position to receive improper personal benefits. This obligation applies to both business relationships and personal activities. A "conflict of interest" exists whenever your interests (financial or otherwise) interfere or conflict in any way (or even appear to interfere or conflict) with the Company's interests. A conflict of interest can arise when you take actions or have interests that may make it difficult to perform your work for the Company objectively and with the highest efficiency. Conflicts of interest may also arise when you, or members of your family, receive improper personal benefits as a result of your position with the Company, regardless of where those benefits were provided from.

You also owe the Company a duty to advance its legitimate interests when the opportunity to do so arises. You are prohibited from (i) taking for yourself personnal opportunities that properly belong to the Company or are discovered through the use of the Company's resources, property, information or your position with the Company; (ii) using corporate property, information (confidential or otherwise) or position for personal gain; or (iii) competing with the Company.

Compliance with Laws, Rules and Regulations

In performing your duties on behalf of the Company, you must comply with all applicable governmental laws, rules and regulations, as well as the rules and regulations of any stock exchanges and quotation systems on which Atrium's securities are listed.

Public Disclosure - Confidentiality of Non-Public Information

As a public company, Atrium must provide full, fair, accurate, timely, and understandable disclosure in reports and documents that Atrium files with, or submits to, the Securities and Exchange Commission or other regulators and in other public communications by Atrium

Consequently, the Company's books, business records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company's transactions and must conform both to applicable legal and regulatory requirements, including, if applicable, maintaining the financial and accounting records in accordance with generally accepted accounting principles, and to the Company's system of internal controls. Unrecorded or "off the books" funds or assets should not be maintained unless permitted by applicable law or regulation.

In addition, all employees, officers and directors of the Company are expected to comply with the Company's disclosure controls and procedures to ensure that material information relating to the Company is timely recorded, processed, summarized and reported in accordance with all applicable laws, rules and regulations. You must ensure that all information or data that you report to management is accurate and honest, and you must fully and accurately comply with all audits, requests for special record keeping or retention of documents, documents or other material from or on behalf of the Company's auditors or the Company's management.

You must also take all reasonable measures to protect the confidentiality of non-public information about the Company and its customers obtained or created in connection with your activities and prevent the unauthorized disclosure of such information unless required by applicable law or regulation or legal or regulatory process.

Compliance with this Code of Ethical Conduct

All employees, officers and directors of the Company, regardless of their level or their seniority in the Company, have a duty to review, understand and adhere strictly to the guidelines set forth in this Code of Ethical Conduct.

The Company is committed to holding all employees, officers and directors accountable for adherence to this Code of Ethical Conduct.

Duty to Report Violations of this Code of Ethical Conduct - No Retaliation

The Company recognizes that employees may be reluctant in reporting certain types of potential issues relating to violations of the Code of Ethical Conduct. It is for that reason, in addition to those enumerated above, that the Company has selected an independent third party supplier to provide a confidential and anonymous communication channel for reporting concerns about possible violations of the Code of Ethical Conduct as well as financial and/or accounting irregularities or fraud.

All inquiries will be transmitted to the Chair of the Audit Committee and handled promptly and discreetly. Anonymity and confidentiality will be maintained. The Company employees will not be penalized, dismissed, demoted or suspended and no retaliatory action will be taken against them for reporting or inquiring in good faith about potential breaches of the Code of Ethical Conduct, or for seeking guidance on how to handle suspected breaches.

Details, on how to access this reporting service or how to contact the Compliance Officer are available on Atrium's Web site at *www.atrium-bio.com* under section Investors/Governance.

Disciplinary Measures

The Company is committed to the appropriate, prompt investigation and follow-up of any violation or suspected violation of this Code of Ethical Conduct. Reports of violations will be investigated.

As far as legally possible, violations of this Code of Ethical Conduct may result in disciplinary measures, including, depending on the individual circumstances, the level of involvement and knowledge and the severity of the violation, (i) warning and/or reprimand; (ii) demotion; or (iii) termination of the employment.

In addition, violations of this Code of Ethical Conduct may also constitute violations of law and may result in civil and criminal penalties for you, your supervisors and/or the Company.

Waivers of any Provision of this Code of Ethical Conduct

Any request for a waiver of any provision of this Code of Ethical Conduct for a director, officer or employee of the Company must be in writing and addressed to the Compliance Officer who will forward same to the Corporate Governance, Nominating and Compensation Committee (the "CGNCC") any demand that involves a director or an executive officer of Atrium. This Committee then presents all new demands as well as its recommendations to the Board of Directors who will approve or not all waivers relating to the present Code of Ethical Conduct which concerns a director or executive officer. Waivers of any provision of this Code of Ethical Conduct for an employee of the Company (other than a person who is a director or an executive officer of Atrium) may be made by the Compliance Officer.

Atrium is required to publicly disclose any waivers granted to a director or an executive officer of Atrium, along with the reasons for such waivers, in accordance with the provisions of the relevant rules of any stock exchanges and quotation systems on which Atrium's securities are listed.

Amendments to this Code of Ethical Conduct

The Board of Directors of Atrium may update or otherwise amend this Code of Ethical Conduct. When there are material changes, the Company will provide each director, officer and employee of the Company with an updated copy of the Code of Ethical Conduct.

Adopted and approved by the Board of Directors on January 13, 2006

RECEIVED
2006 NOV -2 P 12:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PLEASE FIND BELOW A BRIEF DESCRIPTION IN ENGLISH OF FRENCH DOCUMENT STARTING ON THE FOLLOWING PAGE.

Annual report filed with Industry Canada / Corporations Canada (Federal register) with annual filing fees.



Industrie Canada — Industry Canada
Corporations Canada — Corporations Canada

Formulaire 22
Rapport annuel
(article 263 de la LCSA)

Les sociétés doivent déposer, auprès de Corporations Canada, un rapport annuel (Formulaire 22) avec les droits prescrits, dans les six mois suivant la fin de l'année d'imposition de la société (article 263 de la *Loi canadienne sur les sociétés par actions* (LCSA)).

INSTRUCTIONS

[3] Indiquez l'année pour laquelle vous déposez votre formulaire ainsi que la fin de l'année d'imposition telle qu'elle est définie aux termes de la *Loi de l'impôt sur le revenu*. Pour obtenir plus de renseignements, consultez le site Web de l'Agence du revenu du Canada (ARC), à l'adresse www.cra-arc.gc.ca. Prenez note qu'un changement apporté à la fin de l'année d'imposition nécessite l'approbation de l'ARC.

[4] Indiquez la date de la dernière réunion annuelle ou la date de la résolution écrite tenant lieu d'assemblée, signée par tous les actionnaires ayant droit de vote. La résolution doit traiter des points suivants :
- l'examen des états financiers;
- l'examen du rapport du vérificateur (s'il y a lieu);
- la nomination du vérificateur (les actionnaires d'une société n'ayant pas fait appel au public peuvent décider de ne pas nommer de vérificateur);
- l'élection d'administrateurs (s'il y a lieu).

[5] *Une société n'ayant pas fait appel au public* est une société **privée** non assujettie à une loi provinciale sur les valeurs mobilières.
Une société ayant fait appel au public est une société **publique** assujettie aux lois provinciales sur les valeurs mobilières.

[6] **Déclaration**

Le formulaire peut être signé par tout particulier ayant une connaissance suffisante de la société et autorisé par les administrateurs (paragraphe 262.1(2) de la LCSA).
Par exemple :
- un **administrateur** de la société;
- un **dirigeant autorisé** de la société;
- un **agent autorisé**.

Droits : déposé en ligne, 20 $;
déposé par la poste ou par télécopieur, 40 $.
Les droits sont payables à l'ordre du Receveur général du Canada.

Déposez les documents en ligne :
Centre de dépôt des formulaires en ligne de Corporations Canada : http://corporationscanada.ic.gc.ca

Ou envoyez les documents par la poste :
Directeur, Corporations Canada
Tour Jean-Edmonds Sud
9e étage
365, avenue Laurier Ouest
Ottawa (Ontario) K1A 0C8

Par télécopieur :
(613) 941-0999

1 Dénomination sociale de la société

Les Biotechnologies Atrium Inc.

2 Numéro de la société (tel qu'indiqué sur le certificat)

369384-8

3 Année de dépôt

Année	2005	Fin de l'année d'imposition	M 12	J 31

4 Date de la dernière réunion annuelle des actionnaires ou date de la résolution écrite tenant lieu d'assemblée

A 2006 M 05 J 02

5 Laquelle des situations suivantes correspond à la vôtre? (Ne cochez qu'une seule case.) Veuillez vous reporter aux instructions pour obtenir les définitions.

- [ ] Société n'ayant pas fait appel au public de 50 actionnaires ou moins
- [ ] Société n'ayant pas fait appel au public de plus de 50 actionnaires
- [x] Société ayant fait appel au public

RAPPEL IMPORTANT

Changement d'adresse du siège social?
Remplissez le formulaire « Changement d'adresse du siège social » (Formulaire 3) et déposez-le auprès de Corporations Canada.

Changement des administrateurs ou changement d'adresse d'un administrateur actuel?
Remplissez le formulaire « Changements concernant les administrateurs » (Formulaire 6) et déposez-le auprès de Corporations Canada.

Ces changements peuvent être effectués électroniquement, sans frais, par l'entremise du Centre de dépôt des formulaires en ligne de Corporations Canada, à **http://corporationscanada.ic.gc.ca**.

Généralités
Pour obtenir de plus amples renseignements, veuillez consulter la section Formulaires, politiques, frais et législation de notre site Web, à l'adresse **http://corporationscanada.ic.gc.ca** ou communiquez avec nous au (613) 941-9042 ou au 1 866 333-5556 (ligne sans frais).

6 Déclaration



J'atteste par la présente que je possède une connaissance suffisante de la société et que je suis autorisé à signer et à soumettre le présent formulaire.

SIGNATURE

Manon Deslauriers — NOM EN LETTRES MOULÉES
(418) 652-1173 — NUMÉRO DE TÉLÉPHONE

Nota : Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ ou d'un emprisonnement maximal de six mois, ou de ces deux peines (paragraphe 250(1) de la LCSA).

IC 2580 (2004/11)

Canada

PLEASE FIND BELOW A BRIEF DESCRIPTION IN ENGLISH OF FRENCH DOCUMENT STARTING ON THE FOLLOWING PAGE.

Annual declaration filed with the Quebec Enterprise Registrar in order to update the information in the register concerning the registrant.

Registraire des entreprises
Québec

DÉCLARATION ANNUELLE
Personne morale

2005

Pour modifier les informations préimprimées ci-dessous, remplir les sections correspondantes du formulaire de correction.


1149015712 2051 001 0

LES BIOTECHNOLOGIES ATRIUM INC.

1405, BOULEVARD DU PARC-TECHNOLOGIQUE
QUÉBEC (QUÉBEC)
G1P 4P5

Voici votre Numéro d'Entreprise du Québec (NEQ). Notez-le bien. De plus en plus d'entreprises publiques et privées vous en feront la demande.

État des informations en date du: 2005-08-19

Matricule/NEQ : 1149015712 | Date d'immatriculation : 1999-12-21

1A- NOM ET DOMICILE DE L'ASSUJETTI
LES BIOTECHNOLOGIES ATRIUM INC.
1405, BOULEVARD DU PARC-TECHNOLOGIQUE
QUÉBEC (QUÉBEC)
G1P 4P5
Version: ATRIUM BIOTECHNOLOGIES INC.

1B- DOMICILE ÉLU (Adresse de correspondance)

2- FORME JURIDIQUE DE L'ASSUJETTI
Compagnie
Loi constitutive: 104 LOI SUR LES SOCIÉTÉS PAR ACTIONS (RÉGIME FÉDÉRAL)
Date de constitution: 1999-12-10

3A- CONTINUATION / TRANSFORMATION
L'assujetti n'a jamais fait l'objet de continuation ou de transformation

3B- FUSION / SCISSION
L'assujetti n'a jamais fait l'objet de fusion ou de scission

3C- AVIS D'INTENTION DE DISSOLUTION OU DE LIQUIDATION
L'assujetti ne fait pas l'objet de dissolution ou de liquidation

4A- NATURE DES ACTIVITÉS
Les principaux secteurs d'activité de l'assujetti sont:
première activité : DÉVELOPPEMENT ET COMMERCIALISATION D'INGRÉDIENTS ACTIFS UTILISÉS À DES FINS (3771)
deuxième activité : COSMÉTIQUES ET NUTRITIONNELS (3771)

4B- NOMBRE DE SALARIÉS AU QUÉBEC
Le nombre de salariés de l'assujetti au Québec est de 26 à 49

4C- PÉRIODE D'EXISTENCE
Il n'y a aucune date prévue de cessation d'existence pour cet assujetti

4D- AUTRES NOMS UTILISÉS AU QUÉBEC
ATRIUM

L'assujetti n'utilise aucun autre nom au Québec

4E- NOM ET ADRESSE DES ÉTABLISSEMENTS AU QUÉBEC
L'assujetti ne possède aucun autre établissement au Québec

5- NOM ET ADRESSE DES TROIS ACTIONNAIRES DÉTENANT LE PLUS GRAND NOMBRE DE VOIX

Actionnaire majoritaire:
AETERNA ZENTARIS INC.
1405, BOULEVARD DU PARC-TECHNOLOGIQUE
QUÉBEC (QUÉBEC)
G1P 4P5

Actionnaire au deuxième rang des voix:
SGF SOQUIA INC.
1195, AVENUE LAVIGERIE, BUR. 410
SAINTE-FOY (QUÉBEC)
G1V 4N3

Actionnaire au troisième rang des voix:
FONDS DE SOLIDARITÉ DES TRAVAILLEURS
DU QUÉBEC (FTQ)
8717, RUE BERRI
MONTRÉAL (QUÉBEC)
H2M 2T9

6- NOM ET ADRESSE DES ADMINISTRATEURS

Administrateur:
BOLDUC, YVON
1, BOULEVARD GOUIN EST
MONTRÉAL (QUÉBEC)
H3L 1A6

Président:
DUPONT, LUC
120, CHEMIN THOMAS-MAHER
LAC-SAINT-JOSEPH (QUÉBEC)
G0A 3M0

Administrateur:
GAUTHIER, JACQUES
2011, RUE DES SAULES
SAINT-BRUNO (QUÉBEC)
J3V 5Z8

Administrateur:
LIMOGES, GÉRARD

Administrateur:
BOUCHARD, ALAIN
6, RUE NOGENT
LORRAINE (QUÉBEC)
J6Z 4J9

Autre:
DUPONT, ÉRIC
37, CHEMIN DU BOUT DE L'ÎLE
SAINTE-PÉTRONILLE (QUÉBEC)
G0A 4C0

Autre:
LAURIN, PIERRE
45, RUE DES FAUVETTES
VERDUN (QUÉBEC)
H3E 1X4

Administrateur:
MILORD, YVES

FORMULAIRE DE CORRECTION PERSONNE MORALE 2005 NEQ : 1149015712

À titre d'annexe, prendre une photocopie de cette page avant de commencer à l'utiliser.

1A - NOM ET DOMICILE DE LA PERSONNE MORALE

nom

version dans une autre langue s'il y a lieu

nº, nom de la rue, app./bureau

municipalité/ville province /État

code postal pays

1B - DOMICILE ÉLU (adresse de correspondance)

Ajout ☐ Retrait ☐

nom du destinataire

nº, nom de la rue, app./bureau

municipalité/ville province / État

code postal pays

2 - FORME JURIDIQUE DE LA PERSONNE MORALE

Code de forme juridique :
CIE Compagnie MUT Mutuelle d'assurance SYC Syndicat de copropriété
COP Coopérative APE Association personnifiée AU Autre

code si Autre, le détailler obligatoirement

Date de constitution année mois jour

Loi constitutive

lieu (province / État / pays)

3 - CONTINUATION / TRANSFORMATION / FUSION / SCISSION

nouvelle loi applicable

3A - Dernière continuation ou transformation de la personne morale Continuation ☐ Transformation ☐ année mois jour lieu (province / État / pays)

3B - Dernière fusion ou scission de la personne morale Fusion ☐ Scission ☐ année mois jour lieu (province / État / pays)

Si vous déclarez une fusion ou une scission, inscrire le NEQ (s'il y a lieu), le nom et le domicile des personnes morales partie à la fusion (les composantes) ou à la scission.
Si l'espace prévu est insuffisant, remplir et joindre une annexe en indiquant votre NEQ et la section que vous corrigez.

NEQ

nom

lieu (province / État / pays)

NEQ

nom

lieu (province / État / pays)

3C - Avis d'intention de dissolution ou de liquidation - Marquer la case appropriée d'un X.
Lorsque l'avis d'intention de se dissoudre se rapporte à une personne morale régie par *la Loi sur les compagnies*, une demande de dissolution doit également être présentée au REQ.

La personne morale déclare qu'elle a l'intention de :
se liquider ou de demander sa liquidation ☐ se dissoudre ou de demander sa dissolution ☐

La personne morale déclare qu'elle n'a plus l'intention de :
se liquider ou de demander sa liquidation ☐ se dissoudre ou de demander sa dissolution ☐

4 - INFORMATIONS GÉNÉRALES

A) NATURE DES ACTIVITÉS - Inscrire les deux principaux secteurs d'activité de la personne morale.

1er secteur d'activité ▶

2e secteur d'activité (s'il y a lieu) ▶

B) NOMBRE DE SALARIÉS AU QUÉBEC
Le code correspondant au nombre de salariés au Québec est : E
(indiquer une lettre de A à O)

Codes
A De 1 à 5 D De 20 à 49 G De 250 à 499 J De 1000 à 2499 O Aucun
B De 6 à 10 E De 50 à 99 H De 500 à 749 K De 2500 à 4999
C De 11 à 25 F De 100 à 249 I De 750 à 999 L 5000 et plus

C) PÉRIODE D'EXISTENCE *Si l'existence légale de la personne morale est limitée*, ajouter ou corriger, s'il y a lieu, la date de cessation prévue. année mois jour

Ajout ☐ Retrait ☐

D) AUTRES NOMS UTILISÉS AU QUÉBEC
Inscrire un seul nom par case.

Inscrire les corrections en termes d'ajout ou de retrait. Si l'espace prévu est insuffisant, remplir et joindre une annexe en indiquant votre NEQ et la section que vous corrigez.

nom

Ajout ☐ Retrait ☐

nom

Ajout ☐ Retrait ☐

nom

E) IDENTIFICATION DES ÉTABLISSEMENTS AU QUÉBEC

IDENTIFICATION DE L'ÉTABLISSEMENT PRINCIPAL AU QUÉBEC (si différent de la section 1A)

Ajout ☐ Retrait ☐

nom

nº, nom de la rue, app./bureau

municipalité/ville

province code postal

Principaux secteurs d'activité de l'établissement principal

1er secteur d'activité ▶

2e secteur d'activité (s'il y a lieu) ▶

IDENTIFICATION DES AUTRES ÉTABLISSEMENTS AU QUÉBEC (si différent de la section 1A)

Inscrire les corrections en termes d'ajout ou de retrait. Si l'espace prévu est insuffisant, remplir et joindre une annexe en indiquant votre NEQ et la section que vous corrigez.

Ajout ☐ Retrait ☐

nom

nº, nom de la rue, app./bureau

municipalité/ville

province code postal

Principaux secteurs d'activité de cet établissement

1er secteur d'activité ▶

2e secteur d'activité (s'il y a lieu) ▶

Ajout ☐ Retrait ☐

nom

nº, nom de la rue, app./bureau

municipalité/ville

province code postal

Principaux secteurs d'activité de cet établissement

1er secteur d'activité ▶

2e secteur d'activité (s'il y a lieu) ▶

FORMULAIRE DE CORRECTION PERSONNE MORALE

2005

NEQ : 1149015712

À titre d'annexe, prendre une photocopie de cette page avant de commencer à l'utiliser.

5- IDENTIFICATION DES ACTIONNAIRES

Dès qu'il y a une modification à apporter à une information déjà déclarée au registre, veuillez inscrire à nouveau par ordre d'importance, le nom et le domicile des trois actionnaires qui détiennent le plus grand nombre de voix.

Le premier actionnaire détient-il plus de 50 % des voix ? Oui ☐ Non ☐

nom du premier actionnaire

nº, nom de la rue, app./bureau

municipalité/ville — province / État

code postal — pays

nom du deuxième actionnaire

nº, nom de la rue, app./bureau

municipalité/ville — province / État

code postal — pays

nom du troisième actionnaire

nº, nom de la rue, app./bureau

municipalité/ville — province / État

code postal — pays

6- IDENTIFICATION DES ADMINISTRATEURS (membres du conseil d'administration)

Inscrire les corrections, s'il y a lieu. Si l'espace prévu est insuffisant, remplir et joindre une annexe en indiquant votre NEQ et la section que vous corrigez.

Code des administrateurs : PR Président, TR Trésorier, SE Secrétaire, AD Administrateur, AU Autre, VP Vice-président, ST Secrétaire-trésorier

code	nom	nº, nom de la rue, app./bureau	municipalité/ville (province / État)	code postal	pays	Ajout	Retrait
AD	Milord, Yves	172, Chemin Allard	Baldwin Mills (Coaticook) (Québec)	J1A 2S4	Canada	☐	X
AD	Poulin, Placide	583, Ste-Madeleine	Ste Marie Beauce (Québec)	G6E 3H9	Canada	X	☐

7- IDENTIFICATION DES PERSONNES QUI NE SONT PAS MEMBRES DU CONSEIL D'ADMINISTRATION (président - secrétaire - principal dirigeant)

Inscrire les modifications à apporter au code de fonction, au nom et au domicile du président, du secrétaire et du principal dirigeant qui ne sont pas membres du conseil d'administration.

Code des dirigeants : PR Président SE Secrétaire PD Principal dirigeant

code — Ajout ☐ Retrait ☐

nom

nº, nom de la rue, app./bureau

municipalité/ville — province / État

code postal — pays

8- FONDÉ DE POUVOIR

Si la personne morale n'a ni domicile ni établissement au Québec ou est dispensée par règlement de déclarer l'adresse de son domicile et/ou de ses établissements, inscrire le nom et l'adresse complète d'un fondé de pouvoir qui réside au Québec. Si le fondé de pouvoir déclaré au registre n'est plus requis, retirer son nom et son adresse.

nom — Ajout ☐ Retrait ☐

nº, nom de la rue, app./bureau

municipalité/ville — province

code postal

9- ADMINISTRATEUR DU BIEN D'AUTRUI

Si la personne morale est représentée par une personne chargée d'administrer l'ensemble de ses biens, inscrire le nom, l'adresse complète et le code correspondant à la qualité de cette personne. Si l'administrateur du bien d'autrui déclaré au registre n'est plus requis, retirer son nom et son adresse.

Code de l'administrateur : CU Curateur, FI Fiduciaire, LI Liquidateur, SQ Séquestre, SY Syndic, AU Autre

code — si Autre, le détailler obligatoirement — Ajout ☐ Retrait ☐

nom

nº, nom de la rue, app./bureau

municipalité/ville — province / État

code postal — pays

Certification

Je Manon Deslauriers domicilié(e) au

Nom de la personne autorisée en lettres moulées

4622, rue Caroline-Valin, Cap-Rouge (Québec) G1Y 3R1, Canada

Nº, nom de la rue, app./bureau, municipalité/ville, province, code postal et pays

atteste que je suis la personne autorisée par la personne morale à signer la présente déclaration, que les renseignements déclarés sont vrais, et que le paiement requis, le cas échéant, accompagne la présente déclaration.

Signature [signed] — SIGNER ICI

2005, 11, 30

Date (année, mois, jour)



311, AVENUE KENSINGTON
WESTMOUNT (QUÉBEC)
H2Z 2H2

172, CHEMIN ALLARD
BALDWIN MILLS (COATICOOK) (QUÉBEC)
J1A 2S4

7- IDENTIFICATION DES PERSONNES QUI NE SONT PAS MEMBRES DU CONSEIL D'ADMINISTRATION
(président - secrétaire - principal dirigeant)

Principal dirigeant:
BORDELEAU, RICHARD
68, CHEMIN DE LA PLAGE SAINT-LAURENT
CAP-ROUGE (QUÉBEC)
G1Y 1W7

Secrétaire:
DESLAURIERS, MANON
4622, RUE CAROLINE-VALIN
CAP-ROUGE (QUÉBEC)
G1Y 3R1

8- NOM ET ADRESSE DU FONDÉ DE POUVOIR
L'assujetti n'a pas de fondé de pouvoir

9- NOM ET ADRESSE DE L'ADMINISTRATEUR DU BIEN D'AUTRUI
L'assujetti n'est pas représenté par une personne chargée d'administrer l'ensemble de ses biens

Signez à la section CERTIFICATION de la dernière page du formulaire et retournez toutes les pages.

Industry Canada Industrie Canada
Corporations Canada Corporations Canada

Form 6 - Formulaire 6

Changes Regarding Directors - Changements concernant les administrateurs

(Sections 106 and 113(1) of the CBCA - article 106 et paragraphe 113(1) de la LCSA)

Processing Type - Mode de traitement: E-Commerce / Commerce-É

Date Filed - Date de dépôt: 2006-04-03

1 Corporation name - Dénomination sociale de la société

LES BIOTECHNOLOGIES ATRIUM INC.-
ATRIUM BIOTECHNOLOGIES INC.

2 Corporation No. - N° de la société

369384-8

3 The following person(s) is (are) newly appointed director(s):
La(les) personne(s) suivante(s) est(sont) nouvellement nommée(s) administrateur(s):

Name - Nom	Effective Date - Date d'entrée en vigueur
YVSE JULIEN	2006-03-06

4 The following person(s) ceased to be director(s):
La(les) personne(s) suivante(s) cesse(nt) d'agir à titre d'administrateur(s):

Name - Nom	Effective Date - Date d'entrée en vigueur

5 Members of the board of directors (list all board members including newly appointed director(s)):
Membres du conseil d'administration (liste de tous les membres du conseil, y compris les administrateurs nouvellement nommés):

Name - Nom	Residential Address - Adresse domiciliaire	Canadian Resident (Y/N) Résident canadien (O/N)
PLACIDE POULIN	583, STE-MADELEINE STE MARIE BEAUCE, QUEBEC CANADA G6E 3H9	Y
ERIC DUPONT	37 CHEMIN DU BOUT DE L'ILE STE-PÉTRONILLE, QUEBEC CANADA G0A 4C0	Y
LUC DUPONT	120, CHEMIN THOMAS-MAHER LAC-SAINT-JOSEPH, QUEBEC CANADA G0A 3M0	Y
PIERRE LAURIN	45 RUE DES FAUVETTES VERDUN, QUEBEC CANADA H3E 1X4	Y
ALAIN BOUCHARD	6 RUE NOGENT VILLE DE LORRAINE, QUEBEC CANADA J6Z 4J9	Y
YVON BOLDUC	1, BOUL. GOUIN EST MONTRÉAL, QUEBEC CANADA H3L 1A6	Y
JACQUES GAUTHIER	2011, RUE DES SAULES ST-BRUNO, QUEBEC CANADA J3V 5Z8	Y
GÉRARD LIMOGES	311 AVENUE KENSINGTON WESTMOUNT, QUEBEC CANADA H2Z 2H2	Y
YVSE JULIEN	464, AVENUE CLARKE WESTMOUNT, QUEBEC CANADA H3Y 3C7	Y

6 Change of address of a director:
Changement d'adresse d'un administrateur:

Name - Nom	Residential Address - Adresse domiciliaire

7 Declaration - Déclaration:
I hereby certify that I have the relevant knowledge of the corporation, and that I am authorized to sign and submit this form.
J'atteste par la présente que je possède une connaissance suffisante de la société et que je suis autorisé à signer et à soumettre le présent formulaire.



Print Name - Nom en lettres moulées
MANON DESLAURIERS

Telephone number - Numéro de téléphone
(418)652-1116 x245

Signature

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the *CBCA*).
Nota: Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5000 $ ou d'un emprisonnement maximal de six mois, ou de ces deux peines (paragraphe 250(1) de la *LCSA*).

Canada

RECEIVED
2006 NOV -2 P 12:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PLEASE FIND BELOW A BRIEF DESCRIPTION IN ENGLISH OF FRENCH DOCUMENT STARTING ON THE FOLLOWING PAGE.

Amending declaration filed with the Quebec Enterprise Registrar in order to update the register due to the addition of a director.

Registraire des entreprises
Québec

Déclaration modificative



Personne morale

Loi sur la publicité légale des entreprises individuelles, des sociétés et des personnes morales
(L.R.Q., c. P-45, art. 34)

Remplir les deux exemplaires du formulaire.

Nom de la personne morale - Inscrire le nom apparaissant actuellement au Registre des entreprises du Québec.

Les Biotechnologies Atrium Inc.

Obligatoire
Numéro d'entreprise du Québec (NEQ)
1 1 4 9 0 1 5 7 1 2

Remplir uniquement les sections où une modification doit être effectuée.

1 - Identification - Une modification au nom entraînera le remplacement du nom déclaré au registre. Inscrire le nouveau nom de la personne morale si celui-ci a été légalement changé. Cette déclaration ne constitue pas une procédure légale de changement de nom. Si ce nom est dans une autre langue que le français, déclarer la version française de ce nom s'il en existe une, sinon voir la section 4E.

A) Nom et domicile

Nouveau nom

Version dans une autre langue, s'il y a lieu

Domicile - Inscrire la nouvelle adresse, s'il y a lieu.

N°	Nom de la rue, app./bureau

Municipalité/ville	Province/État

Code postal	Pays

B) Domicile élu (adresse de correspondance)

Marquer d'un X si vous désirez retirer l'adresse de correspondance déjà déclarée au registre. . . . ☐

Pour déclarer ou modifier une adresse de correspondance, remplir toutes les cases ci-dessous.

Nom du destinataire

N°	Nom de la rue, app./bureau

Municipalité/ville	Province/État

Code postal	Pays

2 - Forme juridique - Inscrire le code correspondant à la nouvelle forme juridique. Cette dernière ne peut être modifiée que dans les limites légales permises.

Codes : **CIE** Compagnie, **COP** Coopérative, **MUT** Mutuelle d'assurance, **APE** Association personnifiée, **SYC** Syndicat de copropriété, **AU** Autre

Si autre, le détailler obligatoirement.

Code	Loi constitutive	Lieu (province/État/pays)	Date de constitution

3 - Dispositions particulières - Si l'espace prévu est insuffisant, joindre une annexe remplie en deux exemplaires, en indiquant votre NEQ et la section correspondante.

A) Continuation ou transformation

Marquer d'un X si la personne morale a fait l'objet d'une continuation ou d'une transformation depuis sa dernière déclaration et inscrire l'information appropriée.

Continuation ☐ Transformation ☐	Nouvelle loi applicable	Lieu (province/État/pays)	Année / Mois / Jour

B) Fusion ou scission - Marquer d'un X si la personne morale a fait l'objet d'une fusion simplifiée ou d'une scission depuis sa dernière déclaration et inscrire l'information appropriée.

Fusion ☐ Scission ☐	Lieu (province/État/pays)	Année / Mois / Jour

Inscrire les nom, domicile et numéro d'entreprise du Québec (NEQ), s'il y a lieu, de toutes les personnes morales partie à cette fusion simplifiée (les composantes) ou à cette scission.

Numéro d'entreprise du Québec (NEQ) 1 1	Numéro d'entreprise du Québec (NEQ) 1 1
Nom	Nom
N° / Nom de la rue, app./bureau	N° / Nom de la rue, app./bureau
Municipalité/ville / Province/État	Municipalité/ville / Province/État
Code postal / Pays	Code postal / Pays

Numéro d'entreprise du Québec (NEQ)										
NEQ	1	1	4	9	0	1	5	7	1	2



3 - Dispositions particulières (suite)

C) Avis d'intention de dissolution ou de liquidation : Marquer la case appropriée d'un X

Lorsque l'avis d'intention de se dissoudre se rapporte à une personne morale régie par *la Loi sur les compagnies*, une demande de dissolution doit également être présentée au REQ.

La personne morale déclare qu'elle a l'intention:		La personne morale déclare qu'elle n'a plus l'intention :	
de se liquider ou de demander sa liquidation ☐	de se dissoudre ou de demander sa dissolution ☐	de se liquider ou de demander sa liquidation ☐	de se dissoudre ou de demander sa dissolution ☐

4 - Informations générales

A) Nature des deux principaux secteurs d'activité de la personne morale

En cas de modification, réinscrire les deux principaux secteurs d'activité.

	Réservé à l'administration
1er secteur d'activité	Code d'activité
2e secteur d'activité (s'il y a lieu)	Code d'activité

B) Nombre de salariés au Québec : Marquer la case appropriée d'un X

O Aucun ☐	A De 1 à 5 ☐	C De 11 à 25 ☐	E De 50 à 99 ☐	G De 250 à 499 ☐	I De 750 à 999 ☐	K De 2 500 à 4 999 ☐
	B De 6 à 10 ☐	D De 26 à 49 ☐	F De 100 à 249 ☐	H De 500 à 749 ☐	J De 1 000 à 2 499 ☐	L 5 000 et plus ☐

C) Période d'existence

Si l'existence légale de la personne morale est limitée dans le temps, inscrire la date de cessation prévue. Année | Mois | Jour

D) Identification des établissements au Québec

- Tout changement concernant l'établissement principal doit être déclaré dans la section prévue à cette fin.
- Pour ajouter ou retirer un établissement, inscrire l'adresse de cet établissement en précisant le nom qui le désigne et les deux principaux secteurs d'activité qui y sont exercés.
- Pour modifier soit le nom, l'adresse, les deux principaux secteurs d'activité d'un établissement ou une activité à déclaration obligatoire, inscrire toutes les coordonnées désignant cet établissement sous ajout et toutes les coordonnées déjà déclarées sous retrait.
- Si vous avez cessé d'utiliser un nom déclaré dans un établissement, veuillez également le retirer dans la section « Autres noms utilisés au Québec ».

Établissement principal au Québec

Ajout		Retrait	
Nom		Nom	
N°	Nom de la rue, app./bureau	N°	Nom de la rue, app./bureau
Municipalité/ville		Municipalité/ville	
Province	Code postal	Province	Code postal
Principaux secteurs d'activité de cet établissement	Réservé à l'administration	Principaux secteurs d'activité de cet établissement	Réservé à l'administration
1er secteur d'activité	Code d'activité	1er secteur d'activité	Code d'activité
2e secteur d'activité (s'il y a lieu)	Code d'activité	2e secteur d'activité (s'il y a lieu)	Code d'activité
➔ ***Activité à déclaration obligatoire : Marquer d'un X si vous exploitez un point de vente de tabac au détail (001).*** ☐		➔ ***Activité à déclaration obligatoire : Marquer d'un X si vous avez cessé d'exploiter un point de vente de tabac au détail (001).*** ☐	

Autres établissements

Ajout		Retrait	
Nom		Nom	
N°	Nom de la rue, app./bureau	N°	Nom de la rue, app./bureau
Municipalité/ville		Municipalité/ville	
Province	Code postal	Province	Code postal
Principaux secteurs d'activité de cet établissement	Réservé à l'administration	Principaux secteurs d'activité de cet établissement	Réservé à l'administration
1er secteur d'activité	Code d'activité	1er secteur d'activité	Code d'activité
2e secteur d'activité (s'il y a lieu)	Code d'activité	2e secteur d'activité (s'il y a lieu)	Code d'activité
➔ ***Activité à déclaration obligatoire : Marquer d'un X si vous exploitez un point de vente de tabac au détail (001).*** ☐		➔ ***Activité à déclaration obligatoire : Marquer d'un X si vous avez cessé d'exploiter un point de vente de tabac au détail (001).*** ☐	

Si l'espace prévu est insuffisant, joindre une annexe remplie en deux exemplaires en indiquant votre NEQ, la section correspondante et les modifications en termes d'ajout et/ou de retrait.

Numéro d'entreprise du Québec (NEQ)										
NEQ	1	1	4	9	0	1	5	7	1	2



4 - Informations générales (suite)

- Tout changement concernant l'établissement principal doit être déclaré dans la section prévue à cette fin.
- Pour ajouter ou retirer un établissement, inscrire l'adresse de cet établissement en précisant le nom qui le désigne et les deux principaux secteurs d'activité qui y sont exercés.
- Pour modifier soit le nom, l'adresse, les deux principaux secteurs d'activité d'un établissement ou une activité à déclaration obligatoire, inscrire toutes les coordonnées désignant cet établissement sous ajout et toutes les coordonnées déjà déclarées sous retrait.
- Si vous avez cessé d'utiliser un nom déclaré dans un établissement, veuillez également le retirer dans la section « Autres noms utilisés au Québec ».

Autres établissements

Ajout		Retrait	
Nom		Nom	
N°	Nom de la rue, app./bureau	N°	Nom de la rue, app./bureau
Municipalité/ville		Municipalité/ville	
Province	Code postal	Province	Code postal
Principaux secteurs d'activité de cet établissement	*Réservé à l'administration*	Principaux secteurs d'activité de cet établissement	*Réservé à l'administration*
1er secteur d'activité	*Code d'activité*	1er secteur d'activité	*Code d'activité*
2e secteur d'activité (s'il y a lieu)	*Code d'activité*	2e secteur d'activité (s'il y a lieu)	*Code d'activité*
→ ***Activité à déclaration obligatoire : Marquer d'un X si vous exploitez un point de vente de tabac au détail (001).*** ☐		→ ***Activité à déclaration obligatoire : Marquer d'un X si vous avez cessé d'exploiter un point de vente de tabac au détail (001).*** ☐	

E) Autres noms utilisés au Québec

- Déclarer tout autre nom utilisé par la personne morale dans l'exercice de ses activités, dans l'exploitation de son entreprise ou aux fins de la possession d'un droit réel immobilier autre qu'une priorité ou une hypothèque. Cela comprend notamment les noms d'emprunt utilisés, les noms de marchandises ou de services (marques de commerce) dont la personne morale est propriétaire ou usagère au Québec. S'il s'agit d'une marque de commerce, le préciser.
- Déclarer tout nouveau nom sous ajout et tout nom qui n'est plus utilisé sous retrait. Une version française est obligatoire pour chacun des noms déclarés dans une autre langue.

Ajout	Retrait
Nom	Nom
Nom	Nom
Nom	Nom

5 - Identification des actionnaires - Pour toute modification, réinscrire par ordre d'importance le nom et le domicile des trois actionnaires qui détiennent le plus grand nombre de voix.

Est-ce que le premier actionnaire détient plus de 50 % des voix? Marquer la case appropriée d'un X. Oui ☐ Non ☐

Nom du premier actionnaire			
N°	Nom de la rue		App./bureau
Municipalité/ville	Province/État	Code postal	Pays
Nom du deuxième actionnaire			
N°	Nom de la rue		App./bureau
Municipalité/ville	Province/État	Code postal	Pays
Nom du troisième actionnaire			
N°	Nom de la rue		App./bureau
Municipalité/ville	Province/État	Code postal	Pays

Si l'espace prévu est insuffisant, joindre une annexe remplie en deux exemplaires, en indiquant votre NEQ, la section correspondante et les modifications en termes d'ajout et/ou de retrait.

Numéro d'entreprise du Québec (NEQ)	
NEQ	1 1 4 9 0 1 5 7 1 2



6 - Identification des administrateurs (qui sont membres du conseil d'administration) - Inscrire le code de fonction, le nom et le domicile pour tout changement (ajout/retrait ou modification de la fonction ou du domicile d'un administrateur).

Exemples :
- les nouveaux administrateurs : marquer la case ajout d'un X et inscrire les informations les concernant;
- les personnes qui n'agissent plus comme administrateurs : marquer la case retrait d'un X et inscrire les informations les concernant;
- les administrateurs dont la fonction ou le domicile est modifié doivent fournir toutes les informations les concernant (code de fonction, nom et domicile) : marquer une case retrait d'un X et inscrire les informations déjà déclarées; marquer une case ajout d'un X et inscrire les nouvelles informations.

Codes de fonction des administrateurs : PR Président, VP Vice-président, SE Secrétaire, TR Trésorier, ST Secrétaire-trésorier, AD Administrateur, Au Autre

Champ	Administrateur 1	Administrateur 2
Ajout	☒	☐
Retrait	☐	☐
Code(s)	AD	
Si code AU, le détailler obligatoirement.		
Nom et prénom	Julien, Yves	
N°	464	
Nom de la rue, appartement	Avenue Clarke	
Municipalité/ville	Westmount	
Province/État	Québec	
Code postal	H3Y 3C7	
Pays	Canada	

Champ	Administrateur 3	Administrateur 4
Ajout	☐	☐
Retrait	☐	☐
Code(s)		
Si code AU, le détailler obligatoirement.		
Nom et prénom		
N°		
Nom de la rue, appartement		
Municipalité/ville		
Province/État		
Code postal		
Pays		

Champ	Administrateur 5	Administrateur 6
Ajout	☐	☐
Retrait	☐	☐
Code(s)		
Si code AU, le détailler obligatoirement.		
Nom et prénom		
N°		
Nom de la rue, appartement		
Municipalité/ville		
Province/État		
Code postal		
Pays		

7 - Fondé de pouvoir - Si la personne morale n'a ni domicile ni établissement au Québec ou est dispensée de déclarer l'adresse de son domicile et/ou de ses établissements, inscrire le nom et l'adresse complète d'un fondé de pouvoir qui réside au Québec.

Marquer d'un X si vous désirez retirer le fondé de pouvoir déjà déclaré au registre. ☐

Pour déclarer ou modifier des informations concernant le fondé de pouvoir, remplir toutes les cases ci-dessous.

Nom			
N°	Nom de la rue		App./bureau
Municipalité/ville	Province		Code postal

Si l'espace prévu est insuffisant, joindre une annexe remplie en deux exemplaires, en indiquant votre NEQ, la section correspondante et les modifications en termes d'ajout et/ou de retrait.



Numéro d'entreprise du Québec (NEQ)										
NEQ	1	1	4	9	0	1	5	7	1	2

Identification des personnes qui ne sont pas membres du conseil d'administration (président, secrétaire, principal dirigeant)

- Pour ajouter des coordonnées, inscrire le code de fonction, le nom et le domicile sous ajout.
- Pour retirer des coordonnées déjà déclarées, inscrire le code de fonction, le nom et le domicile sous retrait.
- Pour modifier des coordonnées, inscrire les nouvelles coordonnées sous ajout et les coordonnées déjà déclarées sous retrait.

Codes de fonction : PR Président SE Secrétaire PD Principal dirigeant

Ajout	Retrait
Code / Nom et prénom	Code / Nom et prénom
N° / Nom de la rue, app./bureau	N° / Nom de la rue, app./bureau
Municipalité/ville / Province/État	Municipalité/ville / Province/État
Code postal / Pays	Code postal / Pays
Code / Nom et prénom	Code / Nom et prénom
N° / Nom de la rue, app./bureau	N° / Nom de la rue, app./bureau
Municipalité/ville / Province/État	Municipalité/ville / Province/État
Code postal / Pays	Code postal / Pays
Code / Nom et prénom	Code / Nom et prénom
N° / Nom de la rue, app./bureau	N° / Nom de la rue, app./bureau
Municipalité/ville / Province/État	Municipalité/ville / Province/État
Code postal / Pays	Code postal / Pays

9 - Administrateur du bien d'autrui

Cette personne a les droits et obligations que la *Loi sur la publicité légale des entreprises individuelles, des sociétés et des personnes morales* confère à la personne morale.

Marquer d'un X si vous désirez retirer l'administrateur du bien d'autrui déjà déclaré au registre. . . . . ☐

Pour déclarer ou modifier des informations concernant l'administrateur du bien d'autrui, remplir toutes les cases ci-dessous.

CU Curateur ☐ FI Fiduciaire ☐ LI Liquidateur ☐ SQ Séquestre ☐ SY Syndic ☐

AU Autre ☐ Si autre, le détailler obligatoirement.

Nom	N°	Nom de la rue, app./bureau	
Municipalité/ville	Province/État	Code postal	Pays

10 - Certification



Je Manon Deslauriers

Prénom et nom de la personne autorisée (en lettres moulées)

domicilié(e) au 4622, RUE CAROLINE-VALIN, CAP-ROUGE, QC G1Y 3R1, CANADA

N°, rue, appartement, municipalité/ville, province, code postal et pays

atteste que je suis la personne autorisée par la personne morale à signer la présente déclaration et que les renseignements déclarés sont vrais.

Signature obligatoire

2006/04/03

Date (année/mois/jour)

Un exemplaire de cette déclaration sera déposé au Registre des entreprises du Québec et l'autre vous sera retourné.

SIGNER ET RETOURNER TOUTES LES PAGES DE CETTE DÉCLARATION EN DEUX EXEMPLAIRES.

NE PAS TÉLÉCOPIER.

RECEIVED
2006 NOV -2 P 12:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

No document of this type was filed since January 1, 2006

RECEIVED
2006 NOV -2 P 12:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

No document of this type was filed since January 1, 2006

RECEIVED
2006 NOV -2 P 12:36
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

No document of this type was filed since January 1, 2006

RECEIVED
2006 NOV -2 P 12: 35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

No document of this type was filed since January 1, 2006

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws of the United States and, subject to certain exceptions, may not be offered or sold within the United States of America. See "Plan of Distribution". ***Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.*** *For the purpose of the province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. Copies of the documents incorporated herein by reference and of the permanent information record may be obtained on request without charge from Mme. Manon Deslauriers, Secretary, Atrium Biotechnologies Inc., 1405 boulevard du Parc-Technologique, Quebec City, Québec G1P 4P5, telephone (418) 652-1116 and are also available electronically at www.sedar.com.*

SHORT FORM PROSPECTUS

Secondary Offering

September 28, 2006


ATRIUM
BIOTECHNOLOGIES

$62,094,000

3,930,000 Subordinate Voting Shares

Of the 3,930,000 of our Subordinate Voting Shares offered hereby (the "Offering"), 3,485,000 Subordinate Voting Shares are being sold by Æterna Zentaris Inc. ("Æterna Zentaris") and an aggregate of 445,000 Subordinate Voting Shares are being sold by Richard Bordeleau, Charles Boulanger, John Dempsey, Manon Deslauriers, Jocelyn Harvey and Dr. Serge Yelle, each of whom is one of our senior officers (collectively, the "Officers"). Æterna Zentaris and the Officers are sometimes collectively referred to herein as the "Selling Shareholders". Prior to the closing of this Offering, Æterna Zentaris will convert 2,947,004 of our Multiple Voting Shares held by it into an equivalent number of Subordinate Voting Shares, to be sold by Æterna Zentaris in the Offering along with 537,996 Subordinate Voting Shares that it currently holds. The 445,000 Subordinate Voting Shares to be sold by the Officers will be acquired by them prior to the closing of the Offering upon the exercise of certain stock options held by the Officers. See "Selling Shareholders".

Our outstanding Subordinate Voting Shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol "ATB". On September 18, 2006, the last trading day prior to the announcement of the Offering, the closing price of our Subordinate Voting Shares on the TSX was $16.25. The offering price of the Subordinate Voting Shares has been determined by negotiation between the Selling Shareholders, on the one hand, and RBC Dominion Securities Inc., National Bank Financial Inc., GMP Securities L.P., Desjardins Securities Inc., HSBC Securities (Canada) Inc., Canaccord Capital Corporation and Dundee Securities Corporation (collectively, the "Underwriters"), on the other hand.

Our Subordinate Voting Shares entitle the holders thereof to one vote per share while our Multiple Voting Shares entitle the holders thereof to two votes per share at meetings of our shareholders. **Upon the closing of this Offering, all of our Multiple Voting Shares will automatically be converted into Subordinate Voting Shares on a one-for-one basis, in accordance with our articles.** See "Description of Share Capital".

Prospective investors should consider certain risk factors in connection with an investment in the Subordinate Voting Shares. See "Risk Factors".

Price: $15.80 per Subordinate Voting Share

	Price to the public	Underwriters' commission	Net proceeds to the Selling Shareholders[1]
Per Subordinate Voting Share	$ 15.80	$ 0.632	$ 15.168
Total	$ 62,094,000	$ 2,483,760	$ 59,610,240

(1) Before deducting expenses of the Offering estimated at $350,000, which will be paid by the Selling Shareholders on a pro rata basis.

The Underwriters, as principals, conditionally offer the Subordinate Voting Shares, subject to prior sale, if, as and when delivered by the Selling Shareholders and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on our behalf and on behalf of the Officers by Heenan Blaikie LLP, on behalf of Æterna Zentaris by Ogilvy Renault LLP and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that definitive share certificates representing the Subordinate Voting Shares will be available for delivery at closing, which is expected to occur on or about October 10, 2006 but in any event no later than November 10, 2006. **As indicated under "Plan of Distribution", the Underwriters may offer the Subordinate Voting Shares at a lower price than stated above.**

Our head and registered office is located at 1405 boulevard du Parc-Technologique, Québec City, Québec G1P 4P5.

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

In the opinion of Heenan Blaikie LLP, our counsel, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, the Subordinate Voting Shares, on the closing of this Offering, will be qualified investments under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain forward-looking statements which reflect management's expectations regarding our future growth, operating results, performance and business prospects and opportunities. Wherever possible, words such as "anticipate", "believe", "expect", "intend", "estimate", "will" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risk, uncertainties and assumptions. A number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. Although the forward-looking statements contained in this prospectus and the documents incorporated herein by reference are based upon what our management believes to be reasonable assumptions, we cannot assure prospective purchasers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of their respective dates, and neither we nor the Underwriters assume any obligation to update or revise them to reflect new events or circumstances.

NON-GAAP MEASURES

Certain of the documents incorporated by reference in this prospectus refer to "EBITDA", "EBIT" and "gross margin". EBITDA means earnings before interest, income taxes, depreciation and amortization. EBIT means earnings before interest and income taxes. Gross margin means sales less cost of goods sold; cost of goods sold does not include depreciation of production equipment. EBITDA, EBIT and gross margin are not earnings measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have a standardized meaning prescribed by GAAP. Therefore, EBITDA, EBIT and gross margin may not be comparable to similar measures presented by other issuers.

We believe that EBIT, which is a non-GAAP financial measure, provides useful and pertinent information to investors. EBIT provides investors with a measure of our operational profitability without regard to the type of financings effected by us or the cost of such financings. Our management uses EBIT to determine the performance of our two business divisions. EBIT of each of our two business divisions is also taken into account in determining compensation of their respective management.

The reconciliation of EBIT to the most directly comparable measure calculated in accordance with GAAP is to our net earnings. In order to arrive at our net earnings from EBIT, we: (i) add interest income and dividend income to our EBIT; and (ii) deduct interest expense, foreign exchange loss, income tax expense, loss on dilution of investment and non-controlling interest.

All monetary amounts set forth in this prospectus are expressed in Canadian dollars, except where otherwise indicated.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. For the purpose of the province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. Copies of the documents incorporated herein by reference and of the permanent information record may be obtained on request without charge from the Secretary of Atrium Biotechnologies Inc., 1405 boul. du Parc-Technologique, Quebec City, Québec G1P 4P5, telephone: (418) 652-1116 and are available on SEDAR at www.sedar.com.

The following documents, filed by us with the securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference in and form an integral part of this short form prospectus:

(a) our audited comparative consolidated financial statements, the notes thereto and the auditors' report thereon for the fiscal year ended December 31, 2005;

(b) Management's Discussion and Analysis for the fiscal year ended December 31, 2005;

(c) our Annual Information Form dated March 30, 2006 for the financial year ended December 31, 2005, including documents incorporated therein by reference, among which is our Business Acquisition Report dated February 21, 2006 with respect to our acquisition of HVL Parent Incorporated;

(d) our Management Proxy Circular dated March 10, 2006 prepared in connection with our annual meeting of shareholders held on May 2, 2006;

(e) our interim consolidated financial statements for the six months ended June 30, 2006 and the notes thereto; and

(f) Management's Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2006.

Any document of the type referred to in the preceding paragraph and any interim financial statements or material change reports (excluding confidential reports) filed by us with a securities commission or any similar authority in Canada after the date of this prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this prospectus.

CORPORATE STRUCTURE

We were incorporated under the *Canada Business Corporations Act* on December 10, 1999. Our articles of incorporation were amended on September 19, 2000 to effect a restructuring of our share capital, re-designate our then issued and outstanding common shares as Subordinate Voting Shares and create a new class of Multiple Voting Shares. On March 10, 2005, we again amended our articles so as to sub-divide our issued and outstanding shares on a four-for-one basis, further reorganize our share capital and remove the private company restrictions contained therein.

The following chart sets out our corporate structure, including the jurisdictions of incorporation of each of our principal subsidiaries. Other than as indicated below, all of our subsidiaries are wholly owned, either directly or indirectly.



Atrium Biotechnologies Inc.
(Canada)
Atrium Biotech USA Inc.
(USA)
Atrium Biotech Holdco, Inc.
(USA)
Siricie S.A.(1)
(France)
Unipex Finance S.A.S.
(France)
MultiChem Import Export (2005) Inc.
(Canada)
Douglas Laboratories Canada Inc.
(Canada)
Pure Encapsulations, Inc.
(USA)
HVL Parent Incorporated
(USA)
Unipex S.A.S.
(France)
Chimiray S.A.S.
(France)
HVL Incorporated
(USA)
Hi-Vidomin Laboratories, Inc.
(USA)
Advanced Medical Nutrition, Inc.
(USA)
Douglas Laboratories Europe B.V.
(Netherlands)

(1) For regulatory purposes, certain of our employees own 0.01% of the shares of Siricie S.A.

SUMMARY OF OUR BUSINESS

We are a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutrition industries. Our head office is located in Quebec City, Québec. We also have offices, facilities and warehouses strategically located in Canada, the United States, the Netherlands and France. As of September 18, 2006, we have approximately 516 employees, including 26 involved in business and product development, 277 in production and logistics, and 145 in sales and marketing. Many of our sales and marketing employees have scientific backgrounds in order to support our sophisticated customers.

To better address the needs of our customers, we are organized in two business divisions: (i) the Active Ingredients & Specialty Chemicals Division; and (ii) the Health & Nutrition Division.

Active Ingredients & Specialty Chemicals Division

Our Active Ingredients & Specialty Chemicals Division offers more than 2,000 value-added products, of which 50 are high-value proprietary active ingredients developed, acquired or in-licensed by us. The balance are sourced from third party manufacturers, including major multinational companies. We are the sole marketer for a majority of these third-party products in key markets in which we have a direct sales force. Our product portfolio includes active ingredients, specialty lipids, chemical synthesis intermediates, functional chemicals, innovative additives, preservatives and excipients.

Our products enhance our customers' end products by improving performance, providing essential product attributes, lowering costs and simplifying manufacturing processes. In particular, our 50 proprietary active ingredients, mostly derived from biotechnologies, have proven biological activities and are key value drivers of our customers' finished products. Our non-proprietary value-added products complement our product portfolio, help us achieve industry diversification to maximize the

potential of our products, and build critical mass with our strategic customers. These non-proprietary products have diverse applications; they are used, among other things, in the manufacturing of drugs and value-added foods and in numerous industrial applications.

To efficiently sell our products, we also offer to customers the scientific, technical and regulatory support needed to better understand the potential uses of our products and to reduce the development time of their finished products.

We sell to approximately 2,000 manufacturers in the cosmetics, pharmaceutical, chemical and nutrition industries. In North America and Europe, we sell our products through our own sales and marketing organization. Our proprietary active ingredients are also marketed through a network of more than 40 specialized distributors in more than 48 countries. Our sophisticated logistics systems enable us to service our customers on a timely basis. Our proprietary active ingredients are either manufactured in-house or outsourced to reliable contract manufacturers.

Health & Nutrition Division

Through our Health & Nutrition Division we develop, manufacture and market more than 1,300 proprietary health and nutrition finished products. These products are generated primarily from natural sources and include vitamins, minerals and specialized products. Innovative and high-end, these products are not suited for mass market channels. They are sold primarily through healthcare practitioners, such as physicians, chiropractors and naturopaths, and are based on scientifically supported formulas to deliver the expected health benefits. Some of our products are manufactured using molecular separation biotechnology.

In the United States, we sell our products through more than 40,000 healthcare practitioners. In addition, certain of our products are offered in more than 25 countries through a network of more than 45 distributors targeting niche markets. Virtually all of our products are manufactured in our state-of-the-art facilities in Quebec City, Québec, Sudbury, Massachusetts and Pittsburgh, Pennsylvania.

RECENT DEVELOPMENTS

Acquisition of Douglas Laboratories Canada

In September 2006, we announced the acquisition of the assets of Douglas Laboratories Canada ("DL Canada") of London, Ontario. DL Canada has been marketing Douglas Laboratories products in Canada since 2000 and had annual revenues prior to the acquisition of approximately US $4 million. The acquisition is intended to provide us with a platform to develop the Canadian healthcare professional market not only for the Douglas Laboratories brand, but also for our Pure Encapsulations brand, which is not currently being sold in Canada. The purchase price for the acquisition was approximately US $2.7 million, paid in cash, plus possible future earn-out payments based on the achievement of certain milestones.

Acquisition of Amisol Company Ltd.

In May 2006, we announced the acquisition of the assets of Amisol Company Ltd. ("Amisol") of Mississauga, Ontario. Amisol has been marketing primarily personal care products since 1974 and had annual revenues prior to the acquisition of approximately US $10 million. The assets of Amisol were acquired through our subsidiary MultiChem Import Export (2005) Inc. for a purchase price of approximately US $7.2 million, paid in cash.

BACKGROUND OF THE OFFERING

Our principal shareholder Æterna Zentaris has advised us that during 2006, it engaged in a lengthy and detailed review process with respect to its ownership of our shares. During this process, management and the Board of Directors of Æterna Zentaris examined a number of strategic alternatives for how best to pursue and implement Æterna Zentaris' business plan of becoming a "pure play" biopharmaceutical company. The strategic alternatives considered included a possible divestiture by Æterna Zentaris of its investment in us and a focus on advancing its development pipeline. We participated, to the extent necessary, in this process with Æterna Zentaris.

As a culmination of the process, Æterna Zentaris has decided to sell 3,485,000 Subordinate Voting Shares pursuant to this Offering. In addition, Æterna Zentaris has announced that, following the closing of this Offering and prior to the end of 2006, it intends, subject to receiving regulatory approvals, to distribute its remaining investment in us, representing 11,052,996 Subordinate Voting Shares, to the shareholders of Æterna Zentaris. In so doing, Æterna Zentaris will consider the manner in which such distribution can be effected most advantageously and efficiently. Æterna Zentaris has also announced that it will

notify its shareholders as soon as a definitive decision has been made regarding the form and timing of such distribution, and may seek shareholder approval at a special meeting of its shareholders to effect the distribution, if deemed necessary or advisable.

As a result of this Offering and the distribution referred to above, if effected, Æterna Zentaris will no longer hold any of our shares.

SELLING SHAREHOLDERS

Prior to the closing of this Offering, Æterna Zentaris will convert 2,947,004 of our Multiple Voting Shares held by it into an equivalent number of Subordinate Voting Shares, to be sold by it in the Offering along with the 537,996 Subordinate Voting Shares that it currently holds. The 445,000 Subordinate Voting Shares to be sold by the Officers will be acquired by them prior to the closing of the Offering upon the exercise of certain stock options held by the Officers. After the Offering, the Officers will continue to hold stock options in respect of an aggregate of 851,000 Subordinate Voting Shares.

The following table sets out information as at August 31, 2006, to the best of our knowledge, concerning each Selling Shareholder's ownership of our shares, before and after this Offering. All of these shares are owned of record and beneficially.

	Subordinate Voting Shares owned before the Offering		Subordinate Voting Shares to be acquired before closing of the Offering	Subordinate Voting Shares to be sold in the Offering	Subordinate Voting Shares to be owned after the Offering	
Name	Number	Percentage of class	Number	Number	Number	Percentage
Æterna Zentaris Inc.	537,996	3.3	2,947,004[(1)]	3,485,000	11,052,996[(3)]	36.2
Richard Bordeleau	2,000	0.012	100,000[(2)]	100,000	2,000	0.007
Charles Boulanger	2,000	0.012	40,000[(2)]	40,000	2,000	0.007
John Dempsey	1,000	0.006	40,000[(2)]	40,000	1,000	0.003
Manon Deslauriers	—	—	120,000[(2)]	120,000	—	—
Jocelyn Harvey	—	—	75,000[(2)]	75,000	—	—
Dr. Serge Yelle	—	—	70,000[(2)]	70,000	—	—

(1) To be acquired upon the conversion of an equivalent number of our Multiple Voting Shares.

(2) To be acquired upon the exercise of stock options.

(3) To be issued to Æterna Zentaris following the closing of this Offering, upon the automatic conversion of 11,052,996 Multiple Voting Shares in accordance with our articles.

USE OF PROCEEDS

After deducting the Underwriters' fee and the estimated expenses of the Offering (but without deducting approximately $1.4 million to be paid to us in the aggregate by the Officers upon the exercise by them of stock options prior to the closing of the Offering), the estimated net proceeds of the Offering to each of the Selling Shareholders is as follows:

Name	Net Proceeds
Æterna Zentaris Inc.	$ 52,550,111
Richard Bordeleau	1,507,894
Charles Boulanger	603,158
John Dempsey	603,158
Manon Deslauriers	1,809,473
Jocelyn Harvey	1,130,920
Dr. Serge Yelle	1,055,526
Total	$ 59,260,240

We will not receive any proceeds from the sale of Subordinate Voting Shares by the Selling Shareholders.

DIVIDEND POLICY

Our current intention is to reinvest all future earnings in order to finance the growth of our business. As a result, we do not intend to pay dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will depend on our financial condition, operating results, capital requirements and such other factors as our Board of Directors deems relevant.

DESCRIPTION OF SHARE CAPITAL

We are authorized to issue an unlimited number of Multiple Voting Shares, Subordinate Voting Shares and preferred shares, issuable in series. As at September 19, 2006, there were 14,000,000 Multiple Voting Shares and 16,124,947 Subordinate Voting Shares issued and outstanding. All of our Multiple Voting Shares are held by Æterna Zentaris. **Upon the closing of this Offering, all of our issued and outstanding Multiple Voting Shares will automatically be converted into Subordinate Voting Shares on a one-for-one basis, in accordance with our articles. Thereafter, we will not issue any Multiple Voting Shares.** After this Offering, there will be 30,569,947 Subordinate Voting Shares issued and outstanding, assuming that no stock options are exercised prior to the closing of the Offering, other than those to be exercised by the Officers in connection with the Offering.

The following is a summary of the material provisions which attach to our Subordinate Voting Shares and preferred shares, and is qualified by reference to the full text of the rights, privileges, restrictions and conditions of such shares. For a description of the material provisions which attach to our Multiple Voting Shares, see the section entitled "General Description of Capital Structure" in our Annual Information Form dated March 30, 2006 for the financial year ended December 31, 2005, which Annual Information Form is incorporated by reference in this prospectus. Our Annual Information Form is available on SEDAR at www.sedar.com, and may be obtained free of charge from our Secretary.

Subordinate Voting Shares

Voting Rights

The Subordinate Voting Shares entitle the holders thereof to one vote per share at meetings of our shareholders.

Payment of Dividends

Subject to the prior rights of any other shares ranking senior thereto, the holders of Subordinate Voting Shares are entitled to receive any dividends that may be declared by our Board of Directors.

Distribution of Assets Upon Winding-Up

Subject to the prior rights of any other shares ranking senior thereto, the holders of our Subordinate Voting Shares are entitled to receive all of our property and assets upon a return of capital in the event of our liquidation, dissolution or other distribution of our assets for the purpose of winding-up our affairs.

Preferred Shares

The preferred shares may be issued in one or more series, with such rights and conditions as may be determined by the Board of Directors. There are no voting rights attached to the preferred shares except as prescribed by law. The preferred shares will rank ahead of the Subordinate Voting Shares with respect to the payment of dividends and return of capital in the event of our liquidation, dissolution or other distribution of our assets for the purpose of winding-up our affairs. There are no preferred shares currently issued and outstanding.

CHANGES TO SHARE AND LOAN CAPITAL

There have been no material changes in our consolidated share capital and loan structure since December 31, 2005.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated September 22, 2006 (the "Underwriting Agreement") between us and the Selling Shareholders, on the one hand, and the Underwriters, on the other hand, the Selling Shareholders have agreed to sell, severally and not solidarily, an aggregate of 3,930,000 Subordinate Voting Shares and the Underwriters have severally agreed to purchase, as principals, on October 10, 2006, or on such other date agreed upon, but not later than November 10, 2006, subject to the conditions stipulated in the Underwriting Agreement, all but not less than all of such Subordinate Voting Shares at a price of $15.80 per share payable in cash against delivery of the share certificates evidencing the Subordinate Voting Shares. The Offering price of the Subordinate Voting Shares has been determined by negotiation between the Selling Shareholders and the Underwriters. The Underwriting Agreement provides for the payment on a pro rata basis by the Selling Shareholders to the Underwriters, for their services in connection with the Offering, of a fee in the amount of $0.632 per Subordinate Voting Share sold.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated if certain specific events occur. The Underwriters, however, are required to take up and pay for all the Subordinate Voting Shares offered by this prospectus, if any are purchased under the Underwriting Agreement.

After the Underwriters have made a reasonable effort to sell all of the Subordinate Voting Shares at the initial offering price disclosed in this prospectus, the offering price may be decreased, and further changed from time to time, to an amount not greater than the initial offering price disclosed in this prospectus and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Subordinate Voting Shares is less than the gross proceeds paid by the Underwriters to the Selling Shareholders, which remain unchanged.

Pursuant to the Underwriting Agreement, we and Æterna Zentaris have each agreed that we will not, and will cause our respective directors and officers not to, without the prior written consent of RBC Dominion Securities Inc., such consent not to be unreasonably withheld, during the period commencing on the date of the Underwriting Agreement and ending 90 days following the closing of this Offering: (i) offer, pledge, sell, contract to sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of, directly or indirectly, Multiple Voting Shares, Subordinate Voting Shares or any securities convertible into or exercisable or exchangeable for Subordinate Voting Shares; or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Multiple Voting Shares, Subordinate Voting Shares or such other securities, whether any such transaction is to be settled by delivery of shares or such other securities, in cash or otherwise (other than the conversion of Multiple Voting Shares into Subordinate Voting Shares upon the closing of this Offering, the sale of Subordinate Voting Shares pursuant to this Offering, issuances of Subordinate Voting Shares in connection with the exercise of outstanding stock options, and issuances under an existing stock option plan or employee share purchase plan). Notwithstanding the foregoing, Æterna Zentaris may complete the distribution to its shareholders of any or all of its Subordinate Voting Shares following the date that is 60 days after the closing of this Offering.

Our Subordinate Voting Shares, including the 3,930,000 Subordinate Voting Shares offered pursuant to this prospectus, are listed on the TSX.

Pursuant to applicable securities laws and the Universal Market Integrity Rules ("UMIR") of Market Regulation Services Inc., the Underwriters may not, throughout the period of distribution, bid for or purchase Subordinate Voting Shares. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Subordinate Voting Shares. Such exceptions include a bid or purchase permitted under the UMR relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. We have been advised that in connection with the Offering and pursuant to the first-mentioned exception, the Underwriters may over-allot or effect transactions which stabilize or maintain the price of the Subordinate Voting Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Subordinate Voting Shares offered hereby have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the "1933 Act"). The Underwriting Agreement, however, permits the Underwriters to re-offer and resell Subordinate Voting Shares purchased by them pursuant thereto to qualified institutional buyers in the United States, provided that such re-offers and resales are made only in accordance with Rule 144A under the 1933 Act (which Rule provides an exemption from registration under such laws in connection with such re-offers and resales). The Underwriting Agreement provides further that the Underwriters will not take any actions that would make the safe harbour provided under Regulation S of the United States federal securities laws unavailable in connection with the offer and sale of the Subordinate Voting Shares outside of the

United States. The Subordinate Voting Shares resold to qualified institutional buyers in the United States will be restricted securities within the meaning of Rule 144(a)(3) of the 1933 Act. In addition, until 40 days after the commencement of the Offering of the Subordinate Voting Shares, an offer or sale of the Subordinate Voting Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act if made otherwise than in accordance with Rule 144A.

RISK FACTORS

The purchase of the Subordinate Voting Shares offered hereby involves a number of risks which prospective purchasers should consider, including the following:

Risks Related to our Business

Penetration of Markets and Continued Growth. If we fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets, the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results.

New Product Offerings. Our business is subject to changing consumer trends and preferences, especially with respect to health and personal care products. The success of our new product offerings and enhancements depends upon a number of factors, including our ability to: (i) accurately anticipate customer needs; (ii) develop new products or product enhancements that meet these needs; (iii) acquire or in-license new products, which historically has been an important factor in the development of our product portfolio; (iv) successfully commercialize new products or product enhancements in a timely manner; (v) price our products competitively; (vi) manufacture and deliver our products in sufficient volumes and in a timely manner; and (vii) differentiate our product offerings from those of our competitors.

If we do not introduce new products or make enhancements to meet the changing needs of our customers in a timely manner, some of our products could be rendered obsolete, which could have an adverse effect on our operating results.

Acquisition Program. We intend to continue to acquire businesses and assets. There is no assurance that we will be able to complete acquisitions, or that we will succeed in integrating the newly-acquired businesses and assets into our operations. The failure to do so and to retain key personnel of acquired businesses could have a material adverse effect on our operating results. Our acquisition program may require, in addition to the cash generated by our operations, other sources of financing. It is impossible to guarantee the availability of additional financial resources or that they will be available under acceptable conditions. Failure to obtain such financing could render future acquisitions difficult or impossible.

Distributor Relationships. As is customary in our industries, we do not have long-term contracts or agreements with most of our distributors. Our failure to establish and maintain distributor relationships could negatively impact sales of our products and have an adverse effect on our operating results. Also, the loss of a significant number of distributors could negatively impact sales of our products, impair our ability to attract new distributors and have an adverse effect on our operating results. Since we cannot exert the same level of influence or control over our independent distributors as we could were they our own employees, our distributors could fail to comply with our marketing policies, participate in our marketing strategies or plans, or accept our introduction of new products. Violations by our distributors of applicable laws or of our marketing policies in dealing with customers could have an adverse effect on our products, operating results and business reputation.

Active Ingredients and Specialty Chemicals Customers. We sell our active ingredients and specialty chemicals to approximately 2,000 manufacturers. We have developed long-term, privileged relationships with many of these customers. However, as is customary in our industries, we do not have written contracts or agreements with most of our customers and there can be no assurance that we will be able to retain most or all of them in the absence of such long term contracts.

Third Party Supplier Relationships. Some of our products are manufactured by outside companies. There can be no assurance that these outside manufacturers and suppliers will continue to reliably supply products to us at the levels of quality or quantities we require. As is customary in our industries, we do not have written contracts or agreements with a majority of our suppliers.

In the event that any of our third party suppliers or manufacturers were to become unable or unwilling to continue to provide us with products in required volumes and at suitable quality levels, we would be required to identify and obtain acceptable replacement sources. There is no assurance that we would be able to obtain alternative manufacturing sources on a timely basis. An extended interruption in the supply of products would result in a loss of sales. In addition, any actual or perceived degradation of product quality as a result of reliance on third party suppliers and/or manufacturers may have an adverse effect on our sales and operating results.

Raw Materials and Sources of Supply. In carrying out our operations, we are dependent on a stable and consistent supply of ingredients and raw materials. For strategic reasons, certain of our key raw materials are sourced from single suppliers. We source raw materials from our suppliers on an ongoing basis at negotiated prices. There can be no assurance that we will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results.

The anticipated cGMPs (an industry standard) in the United States for dietary supplements may cause certain manufacturers and sources of ingredients upon which we rely to disappear or become less available. The cGMPs may affect the availability of ingredients and the speed with which ingredients may be produced in response to demand, thus raising the cost of our health and nutrition finished products.

Integrity and Reliability of Information Technology and Logistics Infrastructure. We depend on the integrity and reliability of our information technology and logistics infrastructure. Any errors or inadequacies that we may encounter could potentially result in interruptions to our services and, depending on the magnitude, may damage our relationships with, or cause us to lose, our customers.

Product Liability. We may be held liable if any product that we manufacture or market, or any finished product that a third party manufactures incorporating one of our products, causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. Our current product liability insurance may not cover all of our potential liabilities. Further, it may not be possible for us to obtain sufficient insurance coverage in future at an acceptable cost or otherwise to protect against potential liability claims. The failure to obtain such insurance could prevent: (i) the commercialization of products manufactured or marketed by us; or (ii) the use of our products in our customers' finished products. If a third party sues us for injury, the amount of our liability could exceed the amount of our insurance coverage, such that we would have to pay the amount of such excess liability from our own resources.

Adverse Publicity. Adverse publicity associated with our products or those of similar companies or concerning any actual or purported failure by us to comply with applicable laws and regulations could harm our financial condition and operating results. The results of our operations may be significantly affected by the public's perception of us and similar companies. This perception is dependent upon opinions concerning: (i) the safety and quality of our products or of similar products distributed by other companies; and (ii) our distributors, manufacturers and customers.

Adverse publicity, whether or not accurate or resulting from customers' use or misuse of our products, that associates consumption of our products or any similar products with illness or other adverse effects, questions the benefits of our or similar products or claims that any such products are ineffective, inappropriately labelled or have inaccurate instructions as to their use, could negatively impact our reputation or the market demand for our products.

In the United States, our health and nutrition finished products are at risk of being the subject of an adverse event report ("AER") reporting in MedWatch, the FDA's voluntary adverse events reporting system. Any person may report an adverse event to the FDA. The FDA does not verify the accuracy or completeness of the information, nor does it determine if it is possible for the identified product to have caused the adverse event reported. As a result, the system contains inaccurate, incomplete and unverified information. Once an AER is created, it is publicly available on the FDA's website and elsewhere. Accordingly, there is potential for adverse publicity relating to our products based on false and/or inaccurate information reported in an AER.

Regulation. In both domestic and foreign markets, the formulation, manufacturing, packaging, labelling, handling, distribution, importation, exportation, licensing, sale and storage of our products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints may exist at the federal, provincial or local levels in Canada and at all levels of government in foreign jurisdictions. There can be no assurance that we are in compliance with all of these laws, regulations and other constraints. Our failure to comply with these laws, regulations and other constraints or new laws, regulations or constraints could lead to the imposition of significant penalties or claims and could negatively impact our business. In addition, the adoption of new laws, regulations or other constraints or

changes in the interpretations of such requirements may result in significant compliance costs or lead us to discontinue product sales and may have an adverse effect on the marketing of our products, resulting in significant loss of sales.

In the United States, the FDA perceives any written or verbal statement used to promote or sell a product that associates a nutrient with a disease (whether written by us, the content of a testimonial endorsement or contained within a scientific publication) to be evidence of an intent to sell an unapproved new drug in violation of the FDCA if the nutrient concerned is sold by us. If any such evidence is found with respect to our products, the FDA may take adverse action against us, ranging from a warning letter necessitating cessation of use of the statement to injunctions against product sale, seizures of products promoted with the statements, and civil and criminal prosecution of our executives. Such actions could have a detrimental effect on our sales.

Governmental regulations in countries where we plan to commence or expand operations may prevent or delay entry into those markets or require us to incur additional costs. In addition, our ability to sustain satisfactory levels of sales in our existing markets is dependent in significant part on our ability to introduce additional products into such markets. However, governmental regulations in our existing markets, both domestic and international, can delay or prevent the introduction, or require the reformulation or withdrawal, of certain of our products. Further, such regulatory action, whether or not it results in a final determination adverse to us, could create negative publicity, with detrimental effects on sales.

Protection of Intellectual Property. The success of our products depends to a significant extent upon our intellectual property and the goodwill associated with our business. Our intellectual property is subject to the following risks: (i) while some of our intellectual property is protected by patents and registered trademarks in certain jurisdictions in North America and Europe and in certain other countries in which we operate, we may not be successful in asserting these rights; (ii) much of our proprietary knowledge is based on specific manufacturing procedures and technological know-how, which do not afford the same level of protection as patents or other forms of registered intellectual property; (iii) despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our proprietary rights, or from independently developing non-infringing products that are competitive with, equivalent or superior to our products; and (iv) the laws of certain foreign countries may not protect our intellectual property rights to the same extent as laws in North America and Europe. From time to time, we may have to reformulate health and nutrition finished products to remove ingredients or discontinue sales of health and nutrition finished products in response to patents obtained by others from the United States Patent and Trademark Office. If we fail to protect our intellectual property, the goodwill associated with our business could be impaired and our ability to compete could be negatively affected.

Dependence on Key Personnel and Labour Relations. Our success is dependent on our ability to attract and retain a highly qualified work force. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development. If our employees were to unionize and seek to negotiate a collective agreement, it could interrupt our operations and have an adverse effect on our operating results.

Currency Fluctuation. We have not entered into any significant forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency.

Competitive Market for our Products and Services. The cosmetics, pharmaceutical, chemical and health and nutrition industries are highly competitive. Overall, many of our competitors in each of the cosmetics, pharmaceutical, chemical and health and nutrition industries are larger than we are and may have greater financial and other resources, which may enable them to invest significant amounts of capital and other resources in their businesses, including expenditures for research and development. If any of our current or future competitors develop innovative proprietary products, certain of our products could be rendered obsolete. Further, barriers to entry, apart from capital availability, are low in certain segments of our business, and the entry of new competitors in a particular industry may have an adverse effect on our operating results.

Environmental and Employee Health and Safety Regulations. Our manufacturing operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. From time to time, we have incurred and continue to incur costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on our manufacturing operations.

In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our manufacturing operations or give rise to material liabilities, which could negatively impact our financial condition or operating results.

Political and Economic Conditions in our Geographic Markets. A significant portion of our sales is derived from our operations in foreign markets. As such, we are subject to certain risks arising from our international business operations that could be costly in terms of dollars spent, diversion of management's time, and revenues and profits, including: (i) difficulties and costs associated with staffing and managing foreign operations; (ii) unexpected changes in regulatory requirements; (iii) difficulties in compliance with a wide variety of foreign laws and regulations; (iv) changes in our international distribution network and direct sales forces; (v) political trade restrictions and exchange controls; (vi) political, social or economic unrest; (vii) inadequate and unreliable services and infrastructure; (viii) import or export licensing or permit requirements; and (ix) greater risk on credit terms and long accounts receivable collection cycles in some foreign countries.

Risks Related to this Offering

End of Tax-Loss Program. In September 2005, we established a tax-loss program with Æterna Zentaris, our controlling shareholder. This program will terminate at the closing of this Offering, as a result of Æterna Zentaris ceasing to be our controlling shareholder. This program allows us to save approximately US $2.9 million annually.

Concentration of Share Ownership. Immediately after the closing of this Offering, Æterna Zentaris, our principal shareholder, will own 11,052,996 Subordinate Voting Shares, representing 36.2% of our outstanding shares. Æterna Zentaris currently is, and following the closing of this Offering will be, in a position to exercise significant influence over matters requiring approval by our shareholders, including the election of our Board of Directors and the determination of significant corporate actions. As well, Æterna Zentaris could delay or prevent a change in our control that might otherwise be beneficial to our shareholders.

On September 19, 2006, concurrent with our announcement of this Offering, Æterna Zentaris announced that it intends to distribute the 11,052,996 Subordinate Voting Shares to its shareholders prior to the end of 2006. See "Background of the Offering".

Volatility of Share Prices. Share prices are subject to changes because of numerous factors beyond our control, including reports of new information, changes in our financial situation, the sale of our Subordinate Voting Shares in the market, our failure to achieve financial results in line with the expectations of analysts, or announcements by us or any of our competitors concerning new products. There is no guarantee that the market price of our Subordinate Voting Shares will be protected from any such fluctuations in the future.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, 2640 Laurier Blvd., Suite 1700, Quebec City, Québec G1V 5C2.

The transfer agent and registrar for the Subordinate Voting Shares is Computershare Trust Company of Canada at its principal offices in Montreal and Toronto.

EXPERTS

Certain legal matters in respect of the Subordinate Voting Shares offered hereby will be passed upon: (i) on our behalf and on behalf of the Officers by Heenan Blaikie LLP and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP, including the matters referred to under "Eligibility for Investment"; and (ii) on behalf of Æterna Zentaris by Ogilvy Renault LLP. Marcel Aubut, one of the directors of Æterna Zentaris, is a partner with Heenan Blaikie LLP.

As at September 19, 2006, partners and associates of Heenan Blaikie LLP, our counsel, partners and associates of Ogilvy Renault LLP, counsel for Æterna Zentaris, and partners and associates of Osler, Hoskin & Harcourt LLP, counsel for the Underwriters, did not own any of our Multiple Voting Shares and owned, directly or indirectly, less than one percent of our outstanding Subordinate Voting Shares.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT

We have read the short form prospectus of Atrium Biotechnologies Inc. (the "Corporation") dated September 28, 2006 relating to the sale of Subordinate Voting Shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders and Board of Directors of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings, contributed surplus and cash flows for each of the years in the three-year period ended December 31, 2005. Our report is dated February 27, 2006.

We also consent to the incorporation by reference in the above-mentioned prospectus of our compilation report to the directors of the Corporation on the unaudited consolidated pro forma balance sheet of the Corporation as at September 30, 2005 and the unaudited consolidated pro forma statements of earnings for the nine-month period ended September 30, 2005 and the year ended December 31, 2004. Our report is dated February 21, 2006.

(signed) PricewaterhouseCoopers LLP
Chartered Accountants
Quebec City, Québec
September 28, 2006

CERTIFICATE OF ATRIUM BIOTECHNOLOGIES INC.

Dated: September 28, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation likely to affect the value or the market price of the securities to be distributed.

(signed) Luc Dupont
President and Chief Executive Officer

(signed) John Dempsey
Vice-President, Finance and Chief Financial Officer

On behalf of the Board of Directors

(signed) Jacques Gauthier
Director

(signed) Placide Poulin
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: September 28, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the province of Québec, to our knowledge, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation likely to affect the value or the market price of the securities to be distributed.

RBC DOMINION SECURITIES INC.

By: (signed) Jean-Marc Bougie

NATIONAL BANK FINANCIAL INC.

By: (signed) Philippe Dubuc

GMP SECURITIES L.P.

By: (signed) Steven D. Ottaway

DESJARDINS SECURITIES INC.

By: (signed) Jacques O. Nadeau

HSBC SECURITIES (CANADA) INC.

By: (signed) Luc Buisson

CANACCORD CAPITAL CORPORATION

By: (signed) Steven L. Winokur

DUNDEE SECURITIES CORPORATION

By: (signed) Ronald P. Vinet